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05008754

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tsingtao Brewery Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

JUN 09 2005

THOMSON FINANCIAL

FILE NO. 82- 4021

FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 6/9/05


TSINGTAO
青島啤酒

青島的 • 世界的


2004

ANNUAL REPORT
年度報告

股份有限公司
BREWERY CO., LTD.

目錄 CONTENTS



TSINGTAO
LAGER BEER
TSINGTAO
青島啤酒


LIGHT
青島啤酒

公司簡介
COMPANY PROFILE

青島啤酒股份有限公司前身為國有青島啤酒廠，始建於一九零三年，是中國歷史最為悠久的啤酒生產廠。公司一九九三年六月十六日註冊成立，隨後在香港發行了H種股票並於七月十五日在香港聯合交易所有限公司上市，成為首家海外上市的國內企業，同年七月在國內發行了A種股票並於八月二十七日在上海證券交易所上市。

公司的經營範圍是啤酒製造、銷售以及與之相關的業務。目前公司在國內擁有50個啤酒生產廠和3個麥芽生產廠，分佈於全國18個省市，規模和市場份額居國內啤酒行業之首。其生產的青島啤酒為國際市場上最具知名度的中國品牌，已行銷世界五十餘個國家和地區。


ROLEX

Tsingtao Brewery Company Limited, the earliest beer manufacturer in China, can trace its root back to 1903 when its predecessor, Tsingtao Brewery Factory, was first established. The Company was registered on 16 June 1993 as a joint stock company in China and then issued H Shares in Hong Kong which were listed on the Stock Exchange of Hong Kong Limited on 15 July 1993. It was the first enterprise in Mainland China listed on an overseas stock exchange. In July 1993, the Company issued A Shares in Shanghai, which were listed on the Shanghai Stock Exchange on 27 August 1993.

The business scope of the Company is the manufacturing and sales of beer and other related businesses. The Company, the largest domestic brewer in terms of production scale and market share, currently owns 50 beer plants and 3 malting mills in 18 provinces and cities all over China. Its product Tsingtao Beer has become one of the most well-known Chinese brands in the international market and has been distributed to more than 50 countries and regions throughout the world.

會計數據摘要
FINANCIAL HIGHLIGHTS

一. 按香港會計準則編製

1. Prepared in accordance with HK GAAP

(單位：人民幣千元)

(UNIT: RMB'000)

截至十二月三十一日止年度

For the year ended 31 December

		集團 Group				
		2004	2003	2002	2001	2000
營業額	Turnover	**7,702,956**	6,713,785	6,195,197	4,692,616	3,448,264
除稅前盈利	Profit before taxation	**490,465**	417,364	368,608	163,000	115,832
稅項	Taxation	**(186,391)**	(134,988)	(109,317)	(62,293)	(34,070)
少數股東損益	Minority interests	**(18,911)**	(37,331)	(37,317)	(17,765)	(17,950)
股東應佔盈利	Profit attributable to shareholders	**285,163**	245,045	221,974	82,942	63,812
總資產	Total assets	**9,820,533**	8,923,569	8,892,456	8,223,093	6,962,870
總負債	Total liabilities	**(4,522,072)**	(3,929,278)	(5,038,466)	(4,528,405)	(4,177,402)
少數股東權益	Minority interests	**(544,333)**	(579,465)	(669,784)	(622,783)	(454,255)
股東權益	*Shareholders' equity*	**4,754,128**	4,414,826	3,184,206	3,071,905	2,331,213

		集團 Group		
		2004	2003	2002
1.每股盈利(元)	Earnings per share(RMB)	**0.269**	0.238	0.222
2.淨資產收益率	Return on net assets	**6.00%**	5.55%	6.97%
3.每股淨資產(元)	Net assets employed per share(RMB)	**4.49**	4.16	3.18
4.股東權益比例	Shareholders' equity ratio	**48.41%**	49.47%	35.81%

二. 按中國會計準則編製

2. Prepared in accordance with PRC GAAP

1. 公司二零零四年財務資料

1. 2004 financial information of the Group

(單位:人民幣千元)

(UNIT : RMB'000)

利潤總額	Profit before tax	472,551
淨利潤	Net profit	279,724
扣除非經常性損益後的淨利潤	Net profit after adjusting the extraordinary items	268,604
主營業務利潤	Gross profit	2,675,526
其他業務利潤	Profit from other operations	30,615
營業利潤	Operating profit	535,480
投資收益	Investment income	(42,034)
補貼收入	Subsidy income	75,586
營業外收支淨額	Net non-operating expenses	(96,481)
經營活動產生的現金流量淨額	Net cash flows from operating activities	1,294,398
現金淨增加額	Net increase in cash	477,990

註:非經常性損益項目包括:

1. 處置長期股權投資、固定資產、在建工程、無形資產、其他長期資產產生的損失	1. Losses on disposal of long-term equity investments, fixed assets, construction in progress and other long-term assets	(8,763)
2. 政府補貼	2. Subsidy income	75,586
3. 營業外收入(不包括處置固定資產收益)	3. Non-operating income (excluding gain on disposal of fixed assets)	12,362
4. 營業外支出(不包括處置固定資產損失及計提固定資產減值準備)	4. Non-operating expense (excluding loss on disposal of fixed assets and impairment provision of fixed assets)	(40,986)
5. 以前年度已計提各項減值準備的轉回	5. Reversal of impairment/provision of prior years	1,522
6. 非經常性損益的所得税影響數	6. Tax effect on extraordinary gain and losses	(28,601)
合計	Total	11,120

2. 本集團在香港交易所有限公司上市H股所披露的會計報表系按照香港公認會計準則編製,該等準則與本集團之法定報表採用的中國會計準則存在差異。

2. The financial statements of the Group are prepared under generally accepted accounting principles in Hong Kong ("HK GAAP") for disclosure purposes of its H Shares listed on The Stock Exchange of Hong Kong Limited. These standards are different from the statutory financial statements of the Group prepared under generally accepted accounting principles in China ("PRC GAAP")

(單位：人民幣千元) (UNIT: RMB'000)

項目	Items	PRC GAAP 國內會計準則	HK GAAP 香港會計準則
淨利潤／股東應佔盈利	Net profit/Profit attributable to shareholders	279,724	285,163

差異説明：	Explanation of differences	**2004年**	2003年
按中國會計準則計算的淨利潤	Net profit under PRC GAAP	**279,724**	253,872
按香港公認會計原則所作的調整：	HK GAAP adjustments:		
按香港公認會計原則需多提的固定資產折舊	Additional depreciation charges for fixed assets under HKGAAP	**(11,480)**	(11,480)
對按中國會計準則投資差異攤銷的調整	Adjustment on amortisation of investment differences under PRC GAAP	**(6,833)**	(11,953)
控股子公司獲豁免償還欠款	Forfeited payable balances of subsidiaries	**4,331**	840
因固定資產折舊產生之遞延税項	Deferred tax arising from depreciation of fixed assets	**(3,646)**	(785)
按香港公認會計原則處理發行可換股債券之費用	Difference in accounting for interest of convertible bonds	**23,102**	14,493
其他	Others	**(35)**	58
按香港公認會計原則計算之股東應佔盈利	Profit attributable to shareholders under HK GAAP	**285,163**	245,045

3. 主要會計數據及財務指標 / 3. Principal financial data and financial indicators

(單位：人民幣千元) (UNIT: RMB'000)

項目		**2004**	2003	2002
主營業務收入	Turnover	**8,620,688**	7,507,959	6,936,734
淨利潤	Net Profit	**279,724**	253,872	230,657
總資產	Total assets	**9,878,005**	9,002,203	8,938,616
股東權益(不含少數股東權益)	Total shareholders' equity (excluding minority interests)	**3,586,682**	3,513,902	3,197,354
每股收益	Earnings per share	**0.2639**	0.2395	0.2307
每股淨資產	Net assets per share	**3.38**	3.32	3.20
調整後的每股淨資產	Net assets per share after adjustments	**3.29**	3.24	3.11
每股經營活動產生的現金流量淨額	Net cash flow from operating activities per share	**1.22**	1.07	1.11
淨資產收益率	Return on net assets	**7.80%**	7.22%	7.21%
扣除非經常性損益後淨資產收益率	Return on net assets after adjusting extraordinary items	**7.49%**	6.29%	5.73%

4. 報告期內股東權益變動情況

4. Change in shareholders' equity in the reporting period

(單位：人民幣千元)

(UNIT: RMB'000)

項目	Items	Opening balance 期初數	Additions 本期增加	Reduction 本期減少	Closing balance 期末數
股本	Share capital	1,060,000	—	—	1,060,000
資本公積	Capital reserve	1,798,877	4,630	—	1,803,507
法定公積金	Statutory surplus reserve	218,185	58,104	—	276,289
法定公益金	Statutory public welfare fund	176,979	45,515	—	222,494
未分配利潤	Unappropriated profits	259,760	279,724	315,618	223,866
外幣報表折算差額	Cumulative translation adjustments	101	426	—	527
股東權益合計	Total shareholders' equity	3,513,902	388,399	315,618	3,586,683

變動原因：

(1) 資本公積：可轉換債券轉股形成的股本溢價及附屬公司獲豁免應付款；

(2) 法定公積金及法定公益金：本年提取法定盈餘公積金及法定公益金；

(3) 未分配利潤：本年增加為本年實現的淨利潤，本年減少為本年提取盈餘公積及分配股利；

(4) 外幣報表折算差額：附屬公司外幣報表折算差額。

Reasons for the changes:

(1) Capital reserve: Increase due to share premium arising from the conversion of convertible bonds and forfeiture of payable balances of subsidiaries;

(2) Statutory surplus reserve and public welfare fund: Current year's appropriations to statutory surplus reserve and public welfare fund;

(3) Unappropriated profits: Addition in current year is the net profit for the year; Reduction in current year is due to appropriations to reserves and distribution of dividend;

(4) Cumulative translation adjustment: Translation differences arising from the translation of financial statements of subsidiaries denominated in foreign currencies.


TSINGTAO
青島啤酒
TSINGTAO
青島啤酒
THE MOST POPULAR CHINESE BEER IN THE WORLD





李桂榮
Li Gui Rong

致各位股東：

二零零四年面對國內外激烈的市場競爭和原材料、能源漲價等不利因素，公司認真貫徹落實「細化管理，強化執行，整合價值鏈；推進交流，持續創業，重塑新基礎」的年度工作方針，著力於內部的系統整合、優化管理流程、增強協同效應，取得了可喜的成績，並繼續保持了國內啤酒產銷量、市場份額、銷售收入、利潤、出口創匯、品牌價值等多項指標的行業領先水平。

Dear Shareholders:

The Company achieved encouraging results in 2004 and continued to maintain its leading position in the industry in terms of domestic beer output and sales, market shares, sales revenue, profitability, foreign exchange income generated from exports and brand name value, etc., despite adverse factors such as intense domestic and foreign competition coupled with rising costs of raw materials and energy. This was accomplished through the rigid implementation of our operational directives for the year, namely "detailed management, enforced implementation, value chain integration, more frequent business exchanges, ongoing creation of new businesses and the remolding of new foundations", with emphasis on internal system integration, optimisation of management processes and enhancement of synergies.

國內啤酒市場分析

二零零四年全國共生產啤酒2,910萬千升，同比增長14.6%，產銷量已連續三年位居世界第一。其中大企業的市場份額在不斷提高，國內前十大啤酒生產商已佔全國市場份額的55%。而近年來外資啤酒對中國市場的大舉進入，使國內啤酒市場競爭日趨國際化，也使中高端市場的競爭愈發激烈。

Analysis of the Domestic Beer Market

China produced 291 million hl of beer in 2004, representing a year-on-year growth of 14.6%, to maintain its position as the largest beer-producing country in terms of output and sales for three years in a row. Market shares of large scale enterprises continued to expand as the top ten beer makers in the nation in aggregate accounted for 55% of the domestic market, where competition was becoming increasingly internationalised with foreign brand names establishing their presence massively since recent years. Competition in the medium-to high-end market was particularly intense.

經營業績穩步提高

公司各項經濟指標在近幾年快速增長的基礎上二零零四年保持了持續增長。全年實現啤酒銷售量371萬千升，超出年初確定的360萬千升的目標，同比增長13.8%。按照香港普遍採用之會計准則編製，實現營業額人民幣77億元，同比增長14.7%；實現股東應佔溢利人民幣2.85億元，同比增長16.4%；青島啤酒品牌價值已達人民幣168.73億元(來源：世界品牌實驗室(World Brand Lab)二零零四年六月二十八日頒發證書)，繼續位居啤酒行業全國第一。

Steady Improvements in Operating Results

The Company sustained continued growth in 2004 in terms of major economic indicators, building on the rapid growth achieved in recent years. Beer sales for the year grew 13.8% to 37.1 million hl, well exceeding the target of 36 million hl set at the beginning of the year. Sales revenue from major operating business amounted to RMB7.7 billion with a year-on-year growth of 14.7% in accordance with HK GAAP. Profit attributable to shareholders amounted to RMB0.285 billion, representing a year-on-year growth of 16.4%. The brand name of "Tsingtao Beer" was valued at RMB16.873 billion (Source: certificate issued by World Brand Lab on 28 June 2004), ranking first among beer makers in the nation on a continued basis.



推進品牌整合，優化資源配置

二零零四年公司以品牌發展規劃為指導，推進品牌、品種整合計劃，深化對市場的規劃和管理。通過青島啤酒新標識和新產品推廣，提升了品牌國際化、現代化的形象，同時以此為契機加快了品牌整合的進度。二零零四年青島啤酒主品牌銷量達117萬千升，同比增長11%，青島主品牌與漢斯、嶗山、山水三個副品牌的銷量已達總銷量的56%。

Brand Name Integration and Optimised Resource Allocation

In 2004, the Company continued with efforts in brand name promotion and product integration programs to deepen market planning and management under the direction of its brand name development planning. By marketing novel products under a brand new logo for Tsingtao Beer, our image as a modernised, international brand name was enhanced while the process of brand name integration was given a major boost. In 2004, Sales generated by the principal brand of Tsingtao Beer grew 11% to 11.7 million hl, and together with three secondary brands, namely, Hansi, Laoshan and Shanshui, accounted for 56% of the Company's total sales volume.

開展最佳實踐交流，管理、技術水平不斷提升

公司通過與戰略合作伙伴——安海斯 — 布希公司(「A-B公司」)共同開展的最佳實踐交流活動，就營銷管理、單廠效率、戰略管理、財務管理、人力資源管理等項目進行了卓有成效的交流，細化管理、強化執行，使公司向國際化大公司發展的目標邁出了一大步。公司學習運用A-B公司先進的管理方法和管理模式，使各工

Continuous Improvements in Management and Technical Standards Driven by Exchanges in Best Practice

The Company conducted some highly effectively exchange activities in the areas of marketing management, unit plant efficiency, strategic management, financial management and human resource management, etc through the Best Practice Exchange Program launched jointly with Anheuser-Busch Companies, Inc. ("A-B"), its strategic partner. With the resulting initiatives in detailed



廠提高了工作的標準化、規範化水平，有效降低了工藝技術指標的控制偏差，為實現口味一致性奠定了扎實基礎。糖化工藝技術改革取得顯著成效，效率明顯提高，在不增加固定資產投入的前提下，糖化產能有較大提升，為公司產銷量的持續增長提供了堅實的保障。

信息化建設加快，流程效率提高

公司經過幾年努力，已完成了公司總部、華南、西安三大市場中心之間的ERP建設，實現了與公司總部財務、庫存、物資等業務項目的聯網，公司信息支持平台的建立，更好的實現了資源共享。同時公司實施管理流程優化，實現了信息暢通、流程便捷，有效降低了運營成本，提高了管理效率，協同效應逐漸發揮。


TSINGTAO
青岛原生啤酒正式上市

management and enforced implementation, the Company has taken a solid step towards development into a major international business group. The Company managed to enhance standardisation and consistency at its plants and effectively reduce deviations in process technology indicators by applying the advanced management approaches and models of A-B laying solid foundations for achieving consistency in the taste of our products. Notable results were achieved in the upgrading of our saccharification process technology underpinned by significant improvements in efficiency. Our saccharification capacity was increased without additional investments in fixed assets, providing a solid assurance for continued growth in the Company's output and sales.

Process Efficiency Enhanced by Faster Building of Information Systems

After years of dedicated efforts, the Company completed the development of an EPR system linking its headquarters, the South China market centre and the Xian market centre. The headquarters are now networked with other branches for the financial, inventory and logistics functions as the construction of our corporate information platform facilitated better sharing of resources. Meanwhile, the Company implemented management process optimisation to enable faster flow of information and processes. Synergistic effects were coming into play with reduced operating costs and enhanced management efficiency.

生產規模不斷壯大

為不斷壯大公司的規模，完善國內市場生產布局，二零零四年六月公司出資約人民幣6,500萬元對甘肅省最大的啤酒企業—甘肅農墾啤酒股份有限公司(「農墾啤酒」)進行增資擴股，獲得農墾啤酒55.06%股權，成為其最大股東，為進一步擴大公司在西部地區的市場優勢奠定了基礎；八月青島啤酒(長沙)有限公司10萬噸啤酒項目一期5萬噸投產，為公司在華南地區培育青島啤酒主品牌、擴大市場份額，做出了積極貢獻。


青岛啤酒 品质之尊
TSINGTAO

Ongoing Expansion in Production Capacity

With a view to ongoing expansion by complementing our nationwide production bases, the Company increased its shareholding in Gansu Nongken Brewery Company Limited ("Nongken Brewery") to 55.06% in June 2004 with an investment of approximately RMB65 million, thereby becoming the largest shareholder of Nongken Brewery, which was the largest brewery company in Gansu Province. The move consolidated the Company's leading position in West China and prepared it for further expansion. In August, Tsingtao Brewery (Changsha) Company Limited commissioned Phase I of its construction project, which accounted for 50,000 tons out of the total capacity of 100,000 tons per annum for the entire project. The additional capacity contributed positively to the Company's plans to establish its principal brand of Tsingtao Beer and expand its market share in South China.

投資者關係工作獲廣泛認同

近兩年來，公司良好的發展戰略、規範運作和信息透明度獲得了國內外投資者的廣泛認同，公司積極利用定期業績推介、網上路演、電視電話會議、接待來訪、參加投資論壇等方式，與廣大投資者進行廣泛、深入的交流，使公司的投資價值得以發現和提高，公司在資本市場的形象不斷提升。二零零四年十一月青啤公司分別獲得了由世界最權威的專業刊物—英國《IR雜誌》組織的「大中華區小型公司最佳投資者關係獎」和「亞洲區小型公司最佳投資者關係獎」，這是IR雜誌首次向大中華區的上市公司頒發此類獎項。

Successful Investor Relations Underpinned by Strong Market Recognition

Over the past two years, the Company has won wide recognition from domestic and foreign investors with its sound development strategies, standardised operations and transparency of information. The Company has been actively engaged in extensive and yet in-depth interaction with investors in general through various means, such as regular result presentations, Internet roadshows, video conferences, organising visits to the Company and participation in investment forums, etc. These activities have been conducive to the discovery and enhancement of the Company's investment value. The Company's rising profile in the capital markets was underpinned by the capturing of IR Magazine's "Best Investor Relations Award (Greater China - Small Caps)" and the "Best Investor Relations Award (Asia - Small Caps)" in November 2004, which represented the first awards handed to listed companies in the Greater China region by IR Magazine of UK, one of the most authoritative professional publications in the world.




IR
AWARDS
2004
Tsingtao Beer


IR

新年度展望

展望二零零五年，公司將繼續按照「系統整合，機制創新，提高核心競爭力；結構調整，做強做大，建設國際化公司」的指導思想，以建設國際化大公司為目標，推進公司實現三個轉變：即由生產導向型向市場導向型轉變；由經營產品向經營品牌轉變；由著力於生產規模擴大向著力於運營能力提高轉變。

公司將以價值為導向，實施組織結構變革，不斷提升企業文化，實現管理創新，並加大品牌建設、基地市場建設和銷售網絡建設力度，同時借助與A-B公司的最佳實踐交流，推進公司的系統整合以及管理技術水平的提升。

二零零五年公司的啤酒產銷量目標為410萬千升，其中主品牌140萬千升，繼續保持和擴大在國內啤酒市場的領先地位。董事會認為這個目標是務實的、穩健的，公司管理層對實現這個目標充滿信心。

最後，本人謹向過去一年中給與公司大力支持的廣大股東和進取奉獻的管理層及廣大員工致以衷心的感謝！

董事長
李桂榮
中華人民共和國 • 青島
二零零五年四月十一日

Business Prospects for the Ensuing Year

Looking to 2005, the Company will continue to aim at developing into a major international business group by consolidating its strengths and expanding its scale through initiatives in system integration, institutional innovation, enhancement of core competitive strengths and structural realignments. The Company will strive for transformation in three areas: turning from a production-based company to a market-driven one, focusing on brands instead of products and emphasising the enhancement of operational capabilities instead of the expansion of production capacities.

The Company will facilitate organisational restructuring and corporate culture improvements underpinned by an emphasis on value creation. We will introduce new management initiatives while increase our efforts in brand name building, base market development and sales network formation. Meanwhile, we will further our efforts in system integration and seek to upgrade our management and technical standards by leveraging best practice exchange programs with A-B.

The Company's target for the output and sales of beer in 2005 is 41 million hl with the principal brand accounting for 14 million hl, the achievement of which will enable the Company to further reinforce its leading position in the domestic beer market. The Board of Directors believes this target to be a practical and prudent one, which the Company's management has every confidence to fulfil.

Last but not least, I would like to express sincere gratitude for your strong support during the year. Thanks are also due to our management and staff, who are ever aspiring to perform their duties with full dedication.

Li Gui Rong
Chairman
Qingdao, People's Republic of China
11 April 2005

TSINGTAO
青島啤酒
TSINGTAO



金志國
Jin Zhi Guo

1. 國內糧食和能源等原材料價格持續上漲對公司有什麼影響？

答：二零零四年國內糧食價格有較大提高，本公司所用的大米平均價格上升40%以上，另外，煤、水、電等上升幅度也較大。對此，公司一方面致力於品牌結構和品種結構的調整，使主品牌及三個副品牌的比重提高至56%，另一方面加強內部管理，通過對包裝材料等大宗原材料的招標採購，降低了採購成本，同時提高了運營效率和協同效應。從而使公司千升酒生產成本同比基本持平，消化了成本漲價的影響。

1. Is the Company being affected by rising prices of foodstuff and energy in China?

- Due to the significant price inflation in foodstuff in 2004, the average cost of rice used by the Company in its production rose by over 40%. The costs of coal, water and power supply have also increased considerably. To offset the impact of such price hikes, the Company has endeavoured to realign its brand mix and product mix to the effect that the principal brand and the three secondary brands will account for 56% of our sales. We have also enhanced internal management and succeeded in lowering purchase cost and increasing operating efficiency and synergies by procuring bulk raw materials (such as packaging materials) through tenders. As a result the Company has succeeded in maintaining the level of its unit production cost, thereby mitigating the impact of rising costs.

2. 青啤今年經營目標增長多少？未來幾年產銷量和盈利增長來自何處？

答：今年董事會確定的啤酒銷量目標為410萬千升，同比增長10%。儘管市場競爭的壓力很大，但管理層有信心、有決心完成這一目標並努力使銷售收入、利潤的增長保持或超過這一增幅。我們將繼續關注現金流增長和投入產出的質量，未來幾年青啤公司的增長主要還是來自於現有工廠的產能利用率提高和品牌結構的調整優化。

2. What is Tsingtao Brewery's target for growth in this year's operating results? What are the growth drivers for sales and profit in the years ahead?

- The Board has set 41 million hl as this year's target for beer sales, which means a year-on-year growth of 10%. Although competition has been intense in the market, the management is still confident and determined to achieve or even exceed this target in terms of sales revenue and profit growth. Growth in the ensuing years will mainly be driven by higher utilisation rates at existing plants and brand realignment and optimisation, as we continue to focus on cash flow growth and the quality of our input and output.

3. A-B公司轉股對青啤公司有哪些影響？

答：A-B公司轉股對公司短期的每股收益可能有攤薄的影響，但從長遠看，作為青啤的主要股東，A-B公司會通過與青啤的積極的最佳實踐交流，傳輸給青啤它在全球取得增長的成功經驗，並使青啤的管理和技術不斷取得進步。

3. How will Tsingtao Brewery be affected by the share conversion of bonds held by A-B?

- In the short term, A-B's exercise of the convertible bonds will inevitably have a dilutive effect on the Company's earnings per share. However, Tsingtao Brewery will benefit immensely from the presence of A-B as an important shareholder in the long run and assure ongoing improvements in management and technical standards by learning from A-B's experience in global growth through best practice exchange.



4. 青啤出口情況怎樣？

答：二零零四年青啤的出口總量實現5.4萬千升，同比下降30%，主要原因是臺灣市場銷量下降導致。經過共同努力，本公司與臺灣經銷商在臺灣合作建設的新啤酒廠將於今年六月一期5萬噸工程竣工，向臺灣市場提供地產地銷的青島啤酒，必將有助於我們在臺灣市場的份額提升。在其他出口市場，去年均保持了平穩增長，公司也在積極探索在東南亞等地區定牌生產的可能性。

5. 二零零五年公司資本性開支有何計劃？

答：經過前幾年的大規模並購和戰略佈局，公司已在全年18個省市擁有50家啤酒廠，總產能已達500多萬千升。為穩步擴大規模，公司近年將以工藝技術改造為主提升產能，重點提高效率，所需的資本性開支較少；同時我們將積極爭取在市場潛力大的地區進行新的併購或新建廠。



4. Please comment on Tsingtao Brewery's export performance.

- Tsingtao Brewery exported 0.54 million hl of beer in 2004, which was 30% less compared to the previous year. This was mainly due to dropping sales in the Taiwan market. However, Phase I (50,000 tons) of the new brewery built in joint venture with our distributor in Taiwan will be completed in the coming June to supply the Taiwan market with locally made Tsingtao Beer, and this will certainly give a boost to our market share in Taiwan. Steady growth was maintained in other export markets, while the Company is also actively investigating the possibility of producing branded beer in Southeast Asia.

5. What are the capital expenditure plans of the Company in 2005?

- Following large-scale strategic acquisitions made in previous years, the Company now owns 50 breweries in 18 provinces throughout the country with an aggregate capacity of over 50 million hl. With a view to steady expansion, the Company has been focusing in recent years on technology upgrades as a means to improve production capacity. The key is to improve efficiency so it is less demanding in terms of capital expenditure. Meanwhile, we will continue to make new acquisitions or build new breweries in regions with strong market potential.

一. 公司經營情況

本公司的主要業務為生產及銷售啤酒。附屬公司及聯營公司主要從事啤酒生產、銷售及國內貿易。

本集團營業額及盈利幾乎完全由生產及銷售啤酒而產生。

1. 公司主營業務收入和利潤分地區的構成情況(按中國會計準則計算)

單位：人民幣萬元

I. Operations of the Company

The Company is principally engaged in the production and distribution of beer products. The subsidiaries and associated companies are principally engaged in the production, sales and domestic trading of beer products.

Substantially all of the Group's turnover and profit are derived from the production and domestic trading of beer products.

1. Company turnover and profit from principal operating activities by geographical markets (Prepared in accordance with PRC GAAP)

Unit: RMB'0000

地區	Region	主營業務收入 Revenue generated from principal operating activities	主營業務利潤 Profit from principal operating activities
青島地區	Qingdao	266,227	105,575
其他山東地區	Shandong (Except Qingdao)	117,871	17,263
華北地區	North China	218,198	47,136
華南地區	South China	280,039	84,833
出口銷售	Overseas	30,837	14,107
內部抵銷	Intra-group set-offs	(51,103)	(1,361)
合計	Total	862,069	267,553

2. 主要控股公司的經營情況及業績(按中國會計準則計算)

2. Operations and results of principal subsidiaries (in accordance with PRC GAAP)

單位：人民幣萬元

Unit: RMB'0000

公司名稱 Company Name	業務性質 Nature of Business	註冊資本 Registered Capital	資產規模 Assets	淨利潤 Net Profit
青島啤酒西安有限責任公司 Tsingtao Brewery (Xi'an) Company Limited	國內啤酒生產及銷售 Manufacturing and domestic trading of beer	22,220	78,579	8,506
深圳市青島啤酒華南營銷有限公司 Shenzhen Tsingtao Brewery Sales Company Limited	國內啤酒貿易 Domestic trading of beer	2,000	54,422	7,368
深圳青島啤酒朝日有限公司 Shenzhen Tsingtao Beer Asahi Company Limited	國內啤酒生產及銷售 Manufacturing and trading of Beer	3,000(萬美元) US$30 million	69,311	6,095



3. 報告期內主要供應商和客戶情況

(1) 本公司向前五名供應商合計的採購金額佔公司年度採購總額的23.15%。

(2) 本公司向前五名客戶銷售額合計佔公司銷售總額的7.10%。

報告期內，本公司各董事、監事及其聯繫人或任何持有本公司股本多於5%之股東並無擁有上述之供應商及銷售商的任何權益。

3. Major suppliers and customers during the year

(1) The top five largest suppliers of the Company during the year accounted for 23.15% of the total purchases of the Company.

(2) The top five largest customers of the Company during the year accounted for 7.10% of the total sales of the Company.

During the year, none of the Directors, Supervisors and their associates or shareholders holding more than 5% of the Company's share capital had an interest in any of the aforesaid suppliers or sellers of the Company.

二. 利潤分配

董事會建議就截至二零零四年十二月三十一日止年度派發末期股息每股人民幣0.15元，其餘未分配利潤結轉下一年度。上述分配預案須經本公司二零零四年度股東年會審議批准。

II. Profit Distribution

The Board of Directors proposed a final dividend of RMB0.15 per share for the year ended 31 December 2004, and the remaining unappropriated profit will be transferred to the next financial year. The above proposal is subject to approval by shareholders at the Company's 2004 Annual General Meeting.


TSINGTAO
青島啤酒
1903
純生

三、股本變動及股東情況

III. Changes of Share Capital & Information of Shareholders

1. 報告期內本公司股本無變動，截止報告期末，股本結構如下：

1. As at the end of the reporting period, there had been no change to the share capital of the Company during the period. The structure of the share capital is shown in the following table:

單位：萬股

Unit: '0000 share

		股數
一. 未上市流通股份	I. Unlisted Shares	
發起人股份	Promoter Shares	
其中：	Including:	
國家持有股份	State-owned Shares	39,982
境內法人持有股份	Domestic Legal	5,333
未上市流通股份合計	Total of Unlisted Shares	45,315
二. 已上市流通股份	II. Listed Shares	
人民幣普通股(A股)	RMB-denominated Ordinary Shares (A Share)	20,000
境外上市的外資股(H股)	Overseas Listed (H Share)	40,685
已上市流通股份合計	Total of Listed Shares	60,685
三. 股份總數	III. Total Number of Shares	106,000

2. 股票發行與上市情況

二零零三年四月一日，本公司向A-B公司發行了價值907,920,000港元的第一部份及第二部份債券，二零零三年十月二十一日及二零零四年三月三十一日，本公司分別向A-B公司發行了價值254,137,671港元和254,137,671港元的第三部份債券。至此，本公司已根據《戰略投資協議》向其發行完畢全部可轉換債券。

二零零三年七月二日，本公司向A-B公司發行的價值28,080萬港元的第一部份可轉換債券轉成本公司新發行的6,000萬股H股股份，轉股價為4.68港元。

2. Issue of Shares and Listing

On 1 April 2003, the Company issued Tranche I and Tranche II Convertible Bonds in an aggregate of HK$907,920,000 to A-B. On 21 October 2003 and 31 March 2004, the Company issued Tranche III Convertible Bonds to A-B in amounts of HK$254,137,671 and HK$254,137,671, thereby concluding the issue of all convertible bonds under the Strategic Investment Agreement.

On 2 July 2003, Tranche I Convertible Bonds in an aggregate of HK$280,800,000, which the Company issued to A-B, was converted to 60 million new H Shares at HK$4.68 per share.

3. 股東情況

(1) 報告期末公司股東總數為53,304戶，其中，流通A股股東52,777戶，H股股東523戶。

(2) 報告期末本公司前十名股東持股情況

單位：股

3. Shareholders

(1) At the end of the reporting period, the total number of the shareholders of the Company was 53,304, out of which 52,777 were holders of listed A Shares and 523 were holders of listed H Shares.

(2) Shareholdings of the top 10 shareholders of the Company at the end of the reporting period

Unit: share

股東名稱 Name of shareholders	年度內增減 Increase/decrease during the year	年末持股數量 Number of shares held at year-end	比例 Percentage (%)	股東性質 Nature of shareholders
青島市人民政府國有資產監督管理委員會 Qingdao State-owned Assets Administration Office	0	399,820,000	37.72	國有股東 State
香港中央結算(代理人)有限公司 HKSCC Nominees Limited	485,000	294,466,380	27.78	H股流通股 H Share
A-B JADE HONGKONG HOLDING CO.,LTD	0	105,000,000	9.91	H股流通股 H Share
中國東方資產管理公司 China Orient Asset Management Corporation	0	29,250,000	2.76	國有法人股 State-owned legal
中國建設銀行青島市分行 Construction Bank of China, Qingdao Branch	0	19,080,000	1.8	國有法人股 State-owned legal
易方達平穩增長證券投資基金 E Fund Stable Growth Fund		9,626,514	0.91	A股流通股 A Share
海富通收益增長證券投資基金 Fortis Haitong Returns Growth Fund		6,769,007	0.64	A股流通股 A Share
景順長城內需增長開放式證券投資基金 INVESCO Great Wall Neixu Fund		6,039,137	0.57	A股流通股 A Share
青島華青財務服務有限公司 Qingdao Huaqing Financial Service Company Limited		5,000,000	0.47	國有法人股 State-owned legal
融通新藍籌證券投資基金 Rongtong New Blue Chip Fund		4,890,900	0.46	A股流通股 A Share

青島市人民政府國有資產監督管理委員會(簡稱「青島市國資委」)和A-B公司因本公司引入後者為戰略投資者而構成一致行動人。除此以外,本公司並不知曉前十名股東之間是否存在其他關聯關係或一致行動人。

Save as Qingdao State-owned Assets Administration Office ("QSOAAO") and A-B who became parties acting in concert as a result of the latter becoming a strategic investor of the Company, the Company is not aware of any other association among the top 10 shareholders or any concerted parties.

(3) 報告期末本公司前10名流通股股東持股情況

(3) Shareholdings of the top 10 listed-shares shareholders of the Company at the end of the reporting period

單位:股

Unit: Shares

股東名稱 Name of shareholders	年末持有流通股的數量 Number of listed shares held at year-end	持股種類 Class of shares held
香港中央結算(代理人)有限公司 HKSCC Nominees Limited	294,466,380	H股 H share
A-B JADE HONGKONG HOLDING CO., LTD.	105,000,000	H股 H share
易方達平穩增長證券投資基金 E Fund Stable Growth Fund	9,626,514	A股 A share
海富通收益增長證券投資基金 Fortis Haitong Returns Growth Fund	6,769,007	A股 A share
景順長城內需增長開放式證券投資基金 INVESCO Great Wall Neixu Fund	6,039,137	A股 A share

股東名稱(全稱) Full name of shareholders	年末持有 流通股的數量 Number of listed shares held at year-end	持股種類 Class of shares held
融通新藍籌證券投資基金 Rongtong New Blue Chip Fund	4,890,900	A股 A share
全國社保基金一零八組合 Social Security Fund 108	4,744,485	A股 A share
景福證券投資基金 Jing Fu Fund	4,420,860	A股 A share
通乾證券投資基金 Tongqian Fund	3,978,658	A股 A share
上海申能生物技術有限公司 Shanghai Shenneng Biotechnology Co., Ltd.	3,722,000	A股 A share

融通新藍籌證券投資基金和通乾證券投資基金的基金管理人同為融通基金管理有限公司,除此以外,本公司並不知曉前十名流通股股東之間是否存在其他關聯關係或一致行動人。

Both Rongtong New Blue Chip Fund and Tongqian Fund are managed by Rongtong Fund. Save as aforesaid, the Company is not aware of any other association or concerted parties among the top 10 shareholders of listed shares.

(4) H股主要股東

截至二零零四年十二月三十一日止，除下述人士外，本公司的董事並不知悉有任何本公司的董事、監事、最高行政人員或他們的聯繫人以外的人士，在本公司的股份及相關股份中擁有權益或淡倉，而該等權益或淡倉根據香港《證券及期貨條例》第336條而備存的登記冊所載錄的:

(4) Substantial shareholders of H Shares

Save as disclosed below, the Directors of the Company are not aware of any persons (other than a Director or Supervisor or chief executive of the Company or his/her respective associate(s)) who, as at 31 December 2004, had an interest or short position in the shares or underlying shares of the Company which was recorded in the register to be kept under Section 336 of the Securities and Futures Ordinance ("SFO"):—

名稱 Name	性質 Nature	股份類別 Class of Shares	持股身份 Capacity	註釋 *Note*	股份／相關股份的數目 Number of shares/ underlying shares	相對整體股本而言 As a percentage of the entire issued capital	相對全部H股而言 As a percentage of all issued H Shares
青島市國資委 QSOAAO	好倉 Long Position	A股 A Shares	實益擁有 Beneficial	*1*	399,820,000 A股 A Shares	37.72%	不適用 N/A
	好倉 Long Position	H股 H Shares	一致行動人士的權益 Interests of persons acting in concert	*1, 2*	353,219,178 H股 H Shares	33.32%	86.82%
	非上市、實物交收的衍生工具(強制性可轉換債券) Unlisted, physically settled derivatives (mandatory convertible bonds)	H股 H Shares	一致行動人士的權益 Interests of persons acting in concert	*1, 2*	248,219,178 相關H股 underlying H Shares	23.42%	61.01%

名稱 Name	性質 Nature	股份類別 Class of Shares	持股身份 Capacity	註釋 *Note*	股份/相關股份的數目 Number of shares/ underlying shares	相對整體股本而言 As a percentage of the entire issued capital	相對全部H股而言 As a percentage of all issued H Shares
安海斯-布希公司 Anheuser-Busch Companies, Inc.	好倉 Long Position	H股 H Shares	法團權益 Corporate	*1, 2*	353,219,178 H股 H Shares	33.32%	86.82%
	非上市、實物交收的衍生工具(強制性可轉換債券) Unlisted , physically settled derivatives (mandatory convertible bond)	H股 H Shares	法團權益 Corporate	*1, 2*	248,219,178 相關H股 underlying H Shares	23.42%	61.01%
	好倉 Long Position	A股 A Shares	一致行動人士的權益 Interests of persons acting in concert	*1*	399,820,000 A股 A Shares	37.72%	不適用 N/A
The Capital Group Companies, Inc.	好倉 Long Position	H股 H Shares	投資經理 Investment Manager	*3*	41,220,000 H股 H Shares	3.89%	10.13%
Government of Singapore Investment Corporation Pte Ltd	好倉 Long Position	H股 H Shares	投資經理 Investment Manager	不適用 N/A	36,658,000 H股 H Shares	3.46%	9.01%
Franklin Resources, Inc.	好倉 Long Position	H股 H Shares	法團權益 Corporate	*4*	24,238,000 H股 H Shares	2.29%	5.96%
Templeton International, Inc.	好倉 Long Position	H股 H Shares	法團權益 Corporate	*5*	23,388,000 H股 H Shares	2.21%	5.75%

註釋：

(1) 青島市國資委持有的A股股份只由非上市流通的國有股組成。國資委與A-B公司於二零零二年十月二十一日簽訂的承諾協議，是《證券及期貨條例》項下第317條所指的協議。因此，國資委被視為對A-B公司持有的H股及相關H股享有權益，A-B公司也被視為對國資委持有的A股享有權益。

(2) 被視為由A-B公司享有權益的353,219,178股H股是分別透過其全資附屬公司持有。於二零零四年十二月三十一日，其中248,219,178股為第二及第三部份債券未轉換的相關H股；該等債券已於二零零五年四月十一日(即上述記錄期間之後)轉換成248,219,178股H股；據此，A-B公司於第二及三部份的債券轉股之後，連同先前已持有的105,000,000股H股，共持有353,219,178股H股，而當中91,575,342股H股按《受託表決協議》配發予表決受託人。

(3) 被視為由The Capital Group Companies, Inc.享有權益的41,220,000股H股是以投資經理的身份透過其全資擁有的公司持有。

(4) 被視為由Franklin Resources, Inc.享有權益的24,238,000股H股是分別透過其全資擁有的公司所持有。

(5) 被視為由Templeton International, Inc.享有權益的23,388,000股H股是透過其全資擁有的公司所持有。

(6) 公司主要股東新近的披露權益申報，請參閱香港交易所網站(www.hkex.com.hk)有關「披露權益」的部份。

Notes:

(1) QSOAAO was interested in the above 399,820,000 A Shares which were unlisted state-owned shares. Pursuant to an undertaking agreement between QSOAAO and A-B dated 21 October 2002, which constitutes a section 317 agreement under the SFO, QSOAAO was deemed to be interested in the H Shares and the relevant underlying H Shares in which A-B was interested, and A-B was deemed to be interested in the A Shares in which QSOAAO was interested.

(2) The 353,219,178 H Shares which were deemed to be interested by A-B were held by its wholly-owned subsidiaries. Of which, 248,219,178 shares were those underlying H Shares to be converted from Tranche II Bonds and Tranche III Bonds. The bonds were converted into 248,219,178 H Shares on 11 April 2000 subsequent to the period to which the above table relates. Accordingly, together with 105,000,000 H Shares already held , A-B held a total of 353,219,178 H Shares upon the conversion of Tranche II Bonds and Tranche III Bonds. Of which, 91,575,342 H Shares were alloted and issued to a voting trustee pursuant to the Voting Trust Agreement.

(3) The 41,220,000 H Shares which were deemed to be interested by The Capital Group Companies, Inc. were held by its wholly-owned company in the capacity of investment manager.

(4) The 24,238,000 H Shares which were deemed to be interested by Franklin Resources, Inc. were held by its wholly-owned companies.

(5) The 23,388,000 H Shares which were deemed to be interested by Templeton International, Inc. were held by its wholly-owned company.

(6) For the latest disclosure of interests filings for the Company's substantial shareholders, please refer to the "Disclosure of Interests" section on the Stock Exchange's web-site at www.hkex.com.hk.

截至二零零四年十二月三十一日止，本公司的董事，監事及高級管理人員並無在本公司或其相聯法團(定義見《證券及期貨條例》第XV部所指的相聯法團)的股份、相關股份及債券證中擁有任何H股的權益及淡倉，而該等權益及淡倉是指根據《證券及期貨條例》第352條須予備存的登記冊所記錄的或依據《上市公司董事進行證券交易的標準守則》已通知本公司及交易。

As at 31 December 2004, none of the Directors, Supervisors or chief executive of the Company has any interests and short positions in the H Shares, underlying H Shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which was recorded on the register required to be kept under Section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

4. 優先認股權

本公司章程內並無有關優先認股權的條款。

4. Pre-emptive rights

There are no provisions regarding pre-emptive rights under the Articles of the Company.

四. 董事、監事、高級管理人員和員工情況

IV. Profiles of Directors, Supervisors, Senior Management

1. 董事、監事和高級管理人員持股變動

本公司董事、監事、高級管理人員持有本公司股份於報告期內概無變動。截至報告期末，劉英弟先生持有本公司股份5,000股，黃祖江先生持有本公司股份8,000股，孫明波先生持有本公司股份1,261股，樊偉先生持有本公司股份3,882股，張學舉先生持有本公司股份1,000股，曹向東先生持有本公司股份2,000股。上述人員所持有股份均為A股流通股。除上述人員持股外，本公司其餘董事、監事和高級管理人員概無持有本公司任何股份。

1. Changes in Shareholdings of Directors, Supervisors and Senior Management

There were no changes in shareholdings by Directors, Supervisors and Senior Management in the share capital of the Company during the reporting period. As at the end of the reporting period, Mr Liu Ying Di, Mr Huang Zu Jiang, Mr Sun Ming Bo, Mr Fan Wei, Mr Zhang Xue Ju and Mr Cao Xiang Dong were interested in 5,000, 8,000, 1,261, 3,882, 1,000 and 2,000 shares in the share capital of the Company, respectively, all of which were listed A Shares. Save as disclosed above, no other Directors, Supervisors and Senior Management of the Company were interested in the Shares of the Company.

本公司已採納《香港聯合交易所有限公司證券上市規則》(「上市規則」)附錄十所載董事進行證券交易之標準守則,作為本公司董事進行證券交易的行為守則。經諮詢所有董事後,董事確認於截至二零零四年十二月三十一日止年度已遵守標準守則所規定的標準。

The Company has adopted the Model Code for Securities Transactions by Directors as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") as the code of conduct for securities transactions by the Company's Directors. Based on specific enquiry with the Directors, all Directors confirmed that they had complied with the required standard as set out in the Mode Code, throughout the year ended 31 December 2004.

2. 年度報酬情況

2. Annual remuneration

(1) 報酬決策程序、報酬確定依據

公司董事、監事的報酬依據公司股東大會審議通過的董事、監事年度薪酬計劃和董事、監事服務合約以及公司的經營效益情況確定其薪酬,公司高級管理人員的薪酬按董事會通過的經營者薪酬方案,根據公司經營業績和個人所承擔的工作職責兑現年度薪酬。

(1) Procedure and Basis for determining remuneration

The remuneration of the Company's Directors and Supervisors should be determined in accordance with the annual remuneration plan and the service agreement for the Company's Directors and Supervisors approved by the Company's General Meeting and the operating profit of the Company. The remuneration of the Company's top managements should be decided in accordance with the remuneration plan approved by the Board, the Company's operating profit and individual responsibilities.

(2) 現任董事、監事和高級管理人員二零零四年度報酬總額為328萬元人民幣(不包括外部董事及監事的津貼),金額最高的前三名董事薪酬總額為72萬元,金額最高的前三名高級管理人員薪酬總額為64萬元。

(2) The 2004 annual remuneration of the Company's Directors , Supervisors and top managements amounted to RMB3.28 million in aggregate (excluding allowances for external Directors and Supervisors; the annual remuneration of the three highest paid Directors amounted to RMB720,000 in aggregate, and the remuneration of the three highest paid senior management staff amounted to RMB640,000 in aggregate.

(3) 獨立董事的津貼及其他待遇

二零零四年度公司獨立董事津貼為每人人民幣5萬元(含稅),另外,獨立董事因參加公司董事會及專業委員會會議發生的差旅費由公司據實報銷。

(3) Allowances and other remuneration for independent Directors

The 2004 annual allowance of the independent Directors paid by the Company amounted to 50,000 (tax inclusive) per person. Travel expenses incurred by independent Directors in attending the board meetings and specific committee meetings will be reimbursed by the Company.

(4) 在公司領取薪酬的董事、監事和高級管理人員中,年薪人民幣10萬元以內有一人,人民幣10至15萬元有三人,人民幣15至20萬元有四人,人民幣20萬元以上有九人。

(4) Among the Company's paid Directors, Supervisors and top management staff, 1 person was paid an annual salary of not more than RMB100,000, 3 persons were paid an annual salary ranging between RMB100,000 and RMB150,000; 4 persons were paid an annual salary ranging between RMB150,000 and RMB200,000, and 9 persons were paid an annual salary of more than RMB200,000.

3. 二零零四年四月二十九日公司第四屆董事會第十二次會議聘任張安文先生為公司副總裁。二零零四年十二月八日,公司非執行董事王立軍先生因工作變動而辭去董事職務。

3. On the 12th Meeting of the 4th Session Board of Directors held on 29 April 2004, Mr. Zhang An Wen was appointed as Vice President of the Company. On 8 December 2004, Mr Wang Li Jun resigned as Director of the Company as a result of changes in his work engagements.

4. 截至報告期末,本公司(包括下屬子公司)在崗員工共計24,888人。

4. As at the end of the reporting period, the Company (together with its subsidiaries) had 24,888 employees.

五. 董事及監事收購股份之權利

除上文所披露者外,本公司或其任何附屬公司概無於年內任何時間參與任何安排,以致本公司之董事及監事可藉購入本公司或任何其他團體之股份或債券而獲益。

V. Rights of Directors and Supervisors to acquire shares

Save as disclosed above, neither the Company nor any of its subsidiaries participated in any arrangement during any time of the year to enable the Directors and Supervisors of the Company to benefit from the acquisition of shares or debentures of the Company or any other corporation.

六. 公司治理

本公司已建立了較規範的法人治理結構，完善了股東大會、董事會、監事會、經理層相互制衡的管理體制，並建立了相關的議事規則和工作制度，以保障其協調運轉、規範運作。本公司外部董事、外部監事已佔董事會和監事會成員的一半以上，其中獨立董事佔董事會成員的三分之一以上。

公司董事會深刻認識到良好的公司治理對保護投資者權益和提升股東價值的重要意義，並嚴格按照境內外監管法規和公司章程的要求規範運作。公司董事會已成立了戰略與投資委員會、審計與財務委員會、人力資源與公司治理委員會三個專門委員會並制訂了各專門委員會的工作細則，從而保證了董事會科學高效的決策。根據本公司與A-B公司的《戰略投資協議》，A-B公司的代表已分別進入本公司董事會、監事會及董事會各專門委員會，對進一步完善公司治理、推進國際化運作發揮了積極作用。

VI. Corporate Governance

The Company has established regulatory corporate governance structure, perfected the management mechanism characterised by check and balance among the shareholders' meeting , the Board, the Supervisory Committee and top management, and set up relevant procedure rules as well as working regulations to ensure harmonised, regulatory operation. External Directors and Supervisors accounted for over half of the composition of the Board and the Supervisory Committee, respectively, while independent Directors accounted for over one third of the Board Members.

The Board of Directors deeply recognised the importance of proper corporate governance for protection of shareholders' interest and enhancement of shareholders' value and operates in strict compliance with relevant supervision regulations of both domestic and abroad as well as the Company's Articles. The Board has set up three special committees respectively as Strategy and Investment Committee, Audit and Finance Committee and Human Resource and Corporate Governance Committee, all of which have their own working regulations so as to ensure scientific and efficient decision of the Board. In accordance with the Strategic Investment Agreement between the Company and A-B, representatives of A-B have joined the Board, the Supervisory Committee and the special committees of the Board to improve corporate governance and promote internationalised operations at the Company.

1. 獨立董事參加董事會的出席情況

1. Independent Directors' Attendance at Board Meetings

獨立董事姓名 Name of Independent Director	本年應參加董事會次數 Number of board meetings held during the year	親自出席 Attendance in person	委託出席 Attendance by proxy
楚振剛 Chu Zhen Gang	5	5	0
譚禮寧 Tan Li Ning	5	3	2
伍海華 Wu Hai Hua	5	5	0
潘桂榮 Pan Gui Rong	5	5	0

本公司獨立董事本著為全體股東負責的態度，出席了年內召開的各次董事會和專門委員會會議，並按照兩地《上市規則》及相關法律法規要求，行使了獨立董事的權利，履行了誠信勤勉義務，保護了中小股東的合法利益。

The Independent Directors of the Company attended all meetings of the board and the special committees during the year, in fulfilment of their obligations to shareholders in general. They exercised the rights of an Independent Director and perform their duties in good faith and due diligence to protect the lawful interests of minority shareholders in accordance with the Listing Rules and relevant laws and regulation of Hong Kong and the Mainland.

另外，獨立董事還對本公司二零零四年度的對外擔保、關聯交易情況進行了審閱確認並發表了獨立意見，認為公司在財務風險管理和控制方面是嚴格規範的。由獨立董事組成的審計與財務委員會已按《上市規則》之規定開展工作，並已對本公司年

In addition, the Independent Directors reviewed and endorsed the Company's external guarantees and connected transactions for the year 2004, and furnished an independent opinion to the effect that the Company had adhered to rigid standards in financial risk management and control. The Audit

度財務報告及內部控制制度進行了審議，認為本公司內部控制制度嚴格，財務報告客觀、公允地反映了本公司的實際財務狀況及盈利能力。

and Finance Committee, comprising Independent Directors, performed its duties in accordance with the Listing Rules and reviewed the Company's annual financial report and internal control system. The Committee was of the view that the Company's internal control system was stringent and that the financial report reflected the actual financial conditions and profitability of the Company in an objective and fair manner.

本公司已經根據《上市規則》第3.13條收到每名現任獨立董事就其獨立性而作出的年度確認函，本公司仍然認為有關獨立董事屬獨立人士。

In accordance with Rule 3.13 of the Listing Rules, the Company has received an annual confirmation letter from each of its current Independent Directors confirming their independence and the Company is of the view that the Independent Directors are independent persons.

七、股東大會簡介

二零零四年六月八日公司召開二零零三年度股東年會。出席股東年會的股東和股東代理人共代表股份數877,351,844股，佔公司總股本的82.77%，符合公司章程的要求。會議以普通決議案審議及批准「本公司二零零三年度董事會工作報告、二零零三年度監事會工作報告、二零零三年度財務報告(經審計)、二零零三年度利潤分配(包括股利分配)方案、聘任二零零四年度境內審計師和國際審計師並授權董事會決定其酬金」共五項議案；以特別決議案審議及批准「關於增發H股之有條件的一般授權議案、關於修改《公司章程》的議案」。

VII. The General Meeting

The Company convened its 2003 Annual General Meeting on 8 June 2004. Shareholders and proxies representing 877,351,844 shares or 82.77% of the Company's total share capital attended the Annual General Meeting, which was in accordance with the Articles of the Company. The meeting reviewed and approved 5 ordinary resolutions in respect of The Work Report of the Company's Board of Directors for the year 2003, The Work Report of the Company's Supervisory Committee for the year 2003, The Company's Audited Financial Statements for the year 2003, The Company's Proposal for Profit Distribution (including Dividend Payment) and the appointment of the domestic auditors and the international auditors for the year 2004 with the authorisation of the Board of Directors to fix their remuneration. Special resolutions in respect of the conditional general mandate for the issue of additional H Shares and the amendment of the Articles of Association were also reviewed and approved.

八、董事會工作情況

1 二零零四年一月八日召開第四屆董事會第十次會議，審議批准公司二零零三年度總裁工作報告、二零零四年經營預算方案、關於在湖南長沙新建啤酒廠事宜等議案。

2 二零零四年二月十七日召開第四屆董事會臨時會議，審議批准關於北京青島啤酒三環有限公司股權轉讓事宜和關於青島啤酒(廈門)有限公司增資及股權轉讓事宜的議案。

3 二零零四年三月二日召開第四屆董事會臨時會議，審議批准關於向美國安海斯—布希公司發行第三部分第二分部份的可轉換債券的議案和關於青島啤酒長沙有限公司增資的議案。

4 二零零四年四月一日召開第四屆董事會第十一次會議，審議通過公司二零零三年年度報告(經審計)、二零零三年度利潤分配預案、關於啤酒廠系統效率提高的方案、關於受讓青啤南寧公司45%外方股權的議案、關於受讓青啤瀘州公司少數股東股權的議案、關於增資控股甘肅農墾啤酒股份有限公司等議案。

VIII. Day-to-day Operations of the Board of Directors

1 On 8 January 2004, the Company convened the 10th meeting of the 4th session of the Board of Directors. The Board to review and approve the 2003 Annual Working Report of the President, the Budget Plan of 2004 and the construction of a new brewery in Changsha, Hunan.

2 On 17 February 2004, the Company convened an extraordinary meeting of the 4th session of the Board of Directors to review and approve the transfer of equity in Beijing Tsingtao Brewery Three Ring Company Limited and the capital enlargement of and transfer of equity in Tsingtao Brewery (Xiamen) Company Limited.

3 On 2 March 2004, the Company convened an extraordinary meeting of the 4th session of the Board of Directors to review and approve the issue of the second sub-tranche of Tranche III Convertible Bonds to A-B and the capital enlargement of Tsingtao Brewery (Changsha) Company Limited.

4 On 1 April 2004, the Company convened the 11th meeting of the 4th session of the Board of Directors to review and approve the Company's audited annual report of 2003, the Company's proposal of profit distribution for 2003, plans to enhance system efficiency at breweries, the acquisition of a 45% foreign partner equity in Tsingtao Brewery (Nanning) Company Limited, the acquisition of minority shareholders' interests in Tsingtao Brewery (Luzhou) Company Limited and the additional investment in Gansu Nongken Brewery Company Limited for a controlling interest.

5 二零零四年四月二十九日召開第四屆董事會第十二次會議，審議批准公司二零零四年第一季度報告(未經審計)、聘任張安文先生為公司副總裁的議案。

5 On 29 April 2004, the Company convened the 12th meeting of the 4th session of the Board of Directors to review and approve the first quarterly report of 2004 (unaudited) of the Company and the appointment of Mr Zhang An Wen as Vice President of the Company.

6 二零零四年五月二十五日召開第四屆董事會臨時會議，審議關於青島遠洋祥和工貿有限公司訴本公司易貨合同糾紛案件二審判決結果的議案。

6 On 25 May 2004, the Company convened an extraordinary meeting of the 4th session of the Board of Directors to review a resolution relating to the verdict of the second trial of a case involving Qingdao Yuan Yang Xiang He Industrial and Trading Company's suing of the Company over a barter trade contract dispute.

7 二零零四年六月二十二日召開第四屆董事會臨時會議，審議批准關於原青島啤酒第三有限公司閒置土地資產盤活事宜的議案。

7 On 22 June 2004, the Company convened an extraordinary meeting of the 4th session of the Board of Directors to review and approve the active utilisation of idle land assets of the former Tsingtao Brewery No. 3 Company Limited.

8 二零零四年七月七日召開第四屆董事會臨時會議，審議批准關於公司外幣貸款展期事宜的議案。

8 On 7 July 2004, the Company convened an extraordinary meeting of the 4th session of the Board of Directors to review and approve the extension of the term of the Company's foreign currency loans.

9 二零零四年八月十一日召開第四屆董事會第十三次會議，審議批准公司二零零四年半年度報告及其摘要(未經審計)、青島啤酒上海松江有限公司純生改造項目的議案、關於委託貸款審批程序的議案等。

9 On 11 August 2004, the Company convened the 13th meeting of the 4th session of the Board of Directors to review and approve The Interim Results of 2004 (unaudited) and its summary, the draft beer line upgrade project of Tsingtao Brewery Shanghai Songjiang Company Limited and the approval procedures for entrusted loans.

10 二零零四年九月二十八日召開第四屆董事會臨時會議，審議批准受讓青島啤酒(漳州)有限公司90%股權的關聯交易的議案。

10 On 28 September 2004, the Company convened an extraordinary meeting of the 4th session of the Board of Directors to review and approve the acquisition of 90% equity interest in Tsingtao Brewery (Zhangzhou) Company Limited, which constituted a connected transaction.

11 二零零四年十月二十六日召開第四屆董事會第十四次會議，審議批准公司二零零四年第三季度報告(未經審計)。

11 On 26 October 2004, the Company convened the 14th meeting of the 4th session of the Board of Directors to review and approve the Company's third quarterly report of 2004 (unaudited).

12 二零零四年十月二十八日召開第四屆董事會臨時會議，審議批准關於增加公司委託貸款額度事宜的議案。

12 On 28 October 2004, the Company convened an extraordinary meeting of the 4th session of the Board of Directors to review and approve the increase of the amount of the Company's entrusted loans.

九. 募集資金使用情況

報告期內公司無A股募集資金或前期募集資金使用到本期的情況。

IX. Use of Proceeds

During the reporting period, there was no outstanding application of proceeds from the Company's A-Share issue or proceeds raised in previous periods.

十. 最佳應用守則

截至二零零四年十二月三十一日止年度，董事會認為公司已遵守《上市規則》的附錄十四之最佳應用守則。而且，本公司董事均未有違反《上市規則》的附錄十之《上市發行人董事進行證券交易的標準守則》的情況。

X. Code of Best Practice

The Board of Directors is of the opinion that the Company has complied with the Code of Best Practice set out in Appendix 14 to the Listing Rules for the year ended 31 December 2004. Moreover, the Directors of the Company have not violated Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules.

十一. 董事或監事合約權益及董事服務合約

本年度內董事及監事均無在與本公司及其附屬公司訂立的任何合約中擁有重大權益。

本公司所有獲委任董事及監事均已與本公司訂立服務合約，各董事及監事概無與本公司簽定任何一年內若由本公司及其附屬公司終止合約時須作出賠償的服務合約(法定賠償除外)。

XI. Directors' and Supervisors' Interest in Contracts and Service Contracts of Directors

None of the Directors and Supervisors was materially interested in any contracts entered into by the Company or any of its subsidiaries during the year.

Service contracts have been entered into between the Company and all appointed Directors and Supervisors. None of the Directors and Supervisors has entered into any service contracts with the Company which are not terminable by the Company and its subsidiaries within one year without payment of compensation (other than statutory compensation).

十二.購回、出售及贖回股份

報告期內，本公司並無購回、出售及贖回其任何上市股份，而本公司及其附屬公司亦無購買或再出售本公司任何上市股份。

XII. Purchase, sales and redemption of shares

During the report period, the Company did not repurchase, sell or redeem any of its listed shares. Neither of the Company nor any of its subsidiaries had purchased or resold any of the listed shares of the Company.

十三.主要附屬公司及聯營公司

本公司各附屬公司及聯營公司之詳情載於隨附財務報表附註。

XIII.Principal subsidiaries and associated companies

The particulars of the Company's subsidiaries and associated companies are set out in notes of accompanying financial statements.

十四.固定資產

有關年內固定資產之變動載於隨附財務報表之附註。

XIV. Fixed Assets

Details of movement in fixed assets during the year are set out in notes of accompanying financial statements.

十五.銀行貸款

於二零零四年十二月三十一日之銀行貸款詳情載於隨附財務報表之附註。

XV. Bank Loans

Details of bank loans as at 31 December 2004 are set out in notes of accompanying financial statements.

十六.其他報告事項

本公司二零零四年年度報告摘要，分別用中文和英文同時於二零零四年四月十二日刊登在《上海證券報》、《中國證券報》和香港《文匯報》、《The Standard》。本年報以中、英兩種文字編制，在對兩種文本理解發生歧義時，以中文文本為準。

XVI.Other Matters

The summary of 2004 annual report of the Company was published on 12 April 2004 in "China Securities Journal", "Shanghai Securities Journal", Hong Kong "Wen Wei Po" (in Chinese) and "The Standard" (in English). The annual report has been prepared in Chinese and English, but in case of any discrepancy the Chinese version shall prevail.

十七.核數師

報告期內普華永道中天會計師事務所有限公司和羅兵咸永道會計師事務所獲委任為本公司之境內外核數師，並已審閱隨附之財務報表。

XVII. Auditors

The accompanying financial statements have been audited by Messrs. PricewaterhouseCoopers Zhongtian Certified Public Accountants Limited Company and PricewaterhouseCoopers, who have been appointed as domestic and international auditors of the Company, respectively, for the reporting period.

董事會代表
李桂榮
董事長
中華人民共和國 • 青島
二零零五年四月十一日

On behalf of the Board
Li Gui Rong
Chairman
Qingdao, People's Republic of China
11 April 2005

一、二零零四年中國啤酒市場概況
Overview of China'S Beer Market in 2004

- 產銷量快速增長，全年實現2,910萬千升，同比增長14.6%，連續三年居世界第一。
  China remained the largest beer producer and seller in the world for three years in a row as beer production and sales grew rapidly to 29.10 million kilolitres, representing a year-on-year growth of 14.6%

- 大企業市場份額不斷提高，國內前十大啤酒生產商已佔全國市場份額的55%。
  Market shares of larger players continued to expand with top ten domestic breweries accounting for 55% of the national market

- 行業整合重點從資本和生產資源的整合向市場資源的整合逐步過渡。
  Focus of industry consolidation shifted from capital and production resources to market resources

- 外資併購持續，並購激烈程度加大，國內市場競爭國際化。
  Competition in the domestic market saw increasing foreign participation as mergers and acquisitions by international players intensified

- 大米、能源價格提高，成本壓力仍大。
  Costing pressure remained significant amid rising prices for rice and energy supply.

二、二零零四年中國十大啤酒生產商
Top Ten Breweries in China 2004

Unit: '0000 kilolitres
單位：萬千升


產銷量
400
350
300
250
200
150
100
50
0
371
293
285
130
123
112
106
73
43
41
青島啤酒集團
Tsingtao Brewery
華潤啤酒集團
China Resources Brewery
燕京啤酒集團
Yanjing Brewery
哈爾濱啤酒有限公司
Harbin Brewery
河南金星啤酒集團
Henan Gold Star Brewery
重慶啤酒集團公司
Chongqing Brewery
珠江啤酒集團
Zhujiang Brewery
福建雪津啤酒集團
Fujian Sedrin Brewery
河南金星啤酒集團
Henan Goldon Brewery
湖北金龍泉啤酒集團有限公司
Hubei Jinlongquan Brewery

Resources: Statistics and Information Center, China Brewing Industry Association Beer Sub-Association.
資料來源：中國釀酒工業協會啤酒分會統計信息中心。

三、分地區啤酒銷量
Beer Sales by Geographic Segment

Unit: '0000 kilolitres
單位：萬千升


合計
Total: 326
同比增長
Y-o-Y Growth
合計
Total: 371
115
84
58
69
6%
26%
10%
14%
122
106
64
79
2003
2004
華南地區 Southern China
華北地區 Northern China
山東（不含青島）
Shandong (excluding Qingdao)
青島 Qingdao

四、二零零四年主要經營措施
Major Operational Measures in 2004

- 積極開展最佳實踐交流，細化管理、強化執行。
  Proactive participation in best-practice exchanges, detailed management and enhanced implementation

- 推進品牌整合，優化資源配置，青島啤酒新標識的推廣提升了產品形象。
  Progress made in brand-name integration, resource allocation optimized and product image enhanced by promotion of the new Tsingtao logo

- 加快信息化建設，管理流程優化，提高效率，增強協同效應。
  Information system building geared up, management processes optimized for better efficiency and greater synergies

- 規模不斷壯大，國內市場佈局逐步完善。
  Continued expansion for a comprehensive coverage of the domestic market

五、產品結構情況
Product Mix

Unit: '0000 kilolitres
單位：萬千升


合計
Total: 326
同比增長
Y-o-Y Growth
合計
Total: 371
106
68
152
10.4%
35.3%
6.6%
117
92
162
2003
2004
主品牌 The Principal Brand
第二品牌 The Secondary Brands
其他品牌 Other Brands

六、出口情況 Exports

Unit: '0000 kilolitres
單位：萬千升


合計
Total: 7.8
合計
Total: 5.4
3.9
2.0
0.8
1.1
1.3
2.0
0.9
1.2
2003
2004
台灣地區市場 Taiwan
北美市場 North America
東南亞市場 South-east Asia
歐洲市場 Europe

七、主要經營指標 Major Operational Indicators

Unit: RMB'0000
單位：RMB萬元

按香港會計準則計算
(In accordance with HKAS)

	2003	2004	同比增長 Y-O-Y Growth
總資產 Total assets	892,357	982,053	10%
股東權益 Shareholders' equity	441,483	475,413	8%
營業額 Turnover	671,379	770,296	15%
除税前盈利 Profit before taxation	41,736	49,047	18%
經營活動之淨現金流入 Net cash inflow from operating activities	115,484	143,227	24%
攤薄每股盈利(RMB元) EPS (diluted) (RMB)	0.215	0.22	2.3%

八、母公司生產成本結構 Production Cost Structure of Parent Company

Unit: (%)
單位：(%)


2.8%
19.2%
13.2%
2.8%
0.5%
0.4%
1.3%
3.3%
56.5%
2003
Malt 麥芽
Rice 大米
Hop 酒花
Water 水
Auxiliary materials 輔助材料
Energy 能源
Packages 包裝物
Direct labor cost 直接工資
Production cost 製造費用
2.3%
18.1%
13.3%
4.4%
0.6%
0.3%
1.0%
4.2%
55.8%
2004

九、二零零五年生產經營目標 Production and Operational Targets 2005

1、實現啤酒產銷量410萬千升，其中主品牌和第二品牌達到60%，保持在中國啤酒市場的領導地位。
To reach 410 million kilolitres in beer production and sales with the principal and secondary brands accounting for 60%, maintaining leadership in China's beer market

2、以國際化大公司為目標，實現由生產導向型向市場導向型轉變；由經營產品向經營品牌轉變；由著力於生產規模擴大向著力於運營能力提高轉變。
Aiming to grow into a major international group by transforming from a production-based company to a market-driven one, focusing on brands instead of products and the enhancement of operational instead of production capacities

十、二零零五年經營舉措 Operational Measures in 2005

- 加強最佳管理實踐交流，提升管理和技術水平。
To upgrade management and technical standards by enhancing exchanges in best-practice management
- 推進品牌整合，優化產品結構。
To continue to facilitate brand-name integration and optimize product mix
- 實施組織變革，提升企業文化。
To implement organizational reform and enhance corporate culture
- 加大市場開發和銷售網路建設力度，提高市場佔有率。
To increase market share by strengthening efforts in market development and the building of sales network

十一、股本結構 Share Capital Structure

Unit: (%)
單位：(%)


28.5%
37.7%
18.9%
9.9%
5.0%
2004


23%
30.6%
15.3%
27%
4.1%
Current目前

國有股 State-owned shares
法人股 Leagal person shares
A-B公司(H股) A-B Company (H shares)
流通A股 Listed A shares
H股 H shares

投資者關係 Investor Relations

袁璐 董事長助理兼董事會秘書 — Yuan Lu, Assistant to the Chairman and Secretary to the Board
張瑞祥 董事會秘書室主任 — Zhang Rui Xiang, Director of the Board Secretary's Office

其他資訊請聯絡：For more information please contact:
青啤公司董事會秘書室 Board Secretary's Office, Tsingtao Brewery Co. Ltd.
Tel: 86-532-571-3831
Fax: 86-532-571-3240
E-mail: ir@tsingtao.com.cn
Website: www.tsingtao.com.cn


吳玉亭
Wu Yu Ting

致各位股東：

一. 監事會的工作情況

1. 二零零四年三月三十一日，公司第四屆監事會第九次會議在公司會議室召開，審議通過了公司二零零三年度報告，公司二零零三年度利潤分配預案，關於修改公司章程的議案和監事會二零零三年工作報告。

2. 二零零四年四月二十八日，公司第四屆監事會第十次會議以書面會議形式召開，審議通過了公司二零零四年第一季度報告(未經審計)。

3. 二零零四年八月十日，公司第四屆監事會第十一次會議在公司會議室召開，審議通過了公司二零零四年半年度報告(未經審計)，青島啤酒上海松江有限公司純生改造項目的議案。

Dear Shareholders:

I. Work of the Supervisory Committee

1. On 31 April 2004, the 9th meeting of the 4th session Supervisory Committee was held in the meeting room of the Company, in which, the 2003 Annual Report of the Company, the 2003 profit distribution proposal, the amendment of the Articles of Association and the 2003 Working Report of the Supervisory Committee were reviewed and approved.

2. On 28 April 2004, the 10th meeting of the 4th session Supervisory Committee was held in written form, in which, the 2004 first quarterly report of the Company (unaudited) was reviewed and approved.

3. On 10 August 2004, the 11th meeting of the 4th session Supervisory Committee was held in the meeting room of the Company, in which the 2004 Interim Report (unaudited) of the Company and the draft beer line upgrade project of Tsingtao Brewery Shanghai Songjiang Company Limited was reviewed and approved.

4. 二零零四年十月二十五日，公司第四屆監事會第十二次會議以書面會議形式召開，審議通過了公司二零零四年第三季度報告(未經審計)。

報告期內，公司監事會以實現公司二零零四年度工作目標和加快公司穩健發展為目標，緊緊圍繞公司「質量、協同、效率、誠信」的工作重點，以公司整合、交流、創新、變革為主旋律，所有監事會成員嚴格按照國家法律法規及《公司章程》的有關規定，通過法定程序，在股東的充分信任和支持下，認真履行職責，依法行使職權，為進一步提升公司綜合競爭力，促進公司全面快速健康發展和國際化進程做出了積極貢獻。

二. 監事會對公司依法運作情況的獨立意見

報告期內，監事會根據國家法律法規及公司章程的規定，參加和列席了歷次股東大會和董事會會議，對公司股東大會、董事會的召開程序、決策程序及決議的執行情況，公司高級管理人員執行職務情況及公司管理制度制定等進行了監督。監事會認為，本公司董事及高級管理人員在經營管理中均能按照國家有關法律、監管規則和《公司章程》的規定，認真履行職責，以股東和公司整體利益為出發點，依法經營，規範運作。公司董事會認真履行了股東大會的各項決議和授權，各項決策程式合法，法人治理結構、內部管理和內部控制制度等在運

4. On 25 October 2004, the 12th meeting of the 4th session Supervisory Committee was held in written form, in which, the 2004 third quarterly report of the Company (unaudited) was reviewed and approved.

In the reporting period, the Supervisory Committee of the Company aimed at achieving the 2004 business targets of the Company and expediting the stable growth of the Company, focusing on the core aspects of "Quality, Synergies, Efficiency and Integrity". Based on integration, exchange, innovation and reforms of the Company, all members of the Supervisory Committee performed their duties diligently and exercised their powers in a lawful manner through statutory procedures with the full trust and support of the shareholders, in accordance with regulations stipulated in the related state laws as well as the Articles of the Company, with a view to further enhancing the Company's overall competitive strengths and making positive contributions to the fast growth and internationalisation of the Company.

II. Independent opinion of the Supervisory Committee on the Company's compliance in operations

During the reporting year, the Supervisory Committee attended all General Meetings and Meetings of the Board in accordance with related state laws and the Articles of the Company to supervise the procedures of convening meetings and passing resolutions, the implementation of resolutions, performance of the Senior Management and the formation of the Company's management system. The Directors of the Board and the Senior Management have performed their duties in compliance with national laws and regulatory rules and the "Articles of the Company". They also conducted the business of the Company in a lawful manner with standardised operations

作中不斷健全和完善。管理層嚴格執行董事會決議，重大項目投資符合程序，建立並不斷完善了內控制度，信息披露能夠做到及時、準確、透明，確立了旨在企業發展的公司使命、公司願景、指導思想、工作方針、工作重心、工作目標和工作措施，推動了董事會下達的經營目標的實現，取得了豐碩成果。董事和全體高級管理人員誠實守信，勤勉盡職，未發現其在執行職務時有違反法律、法規、公司章程或損害公司利益的情況，也沒有濫用職權、損害股東和員工利益的行為。

in the interest of the shareholders and the Company. The Board of Directors duly exercised all resolutions and delegations of the General Meetings. All decision-making procedures complied with the law and the corporate governance structure, internal management and internal control systems were continuously improving. The Management stringently executed the resolutions of the Board and the procedures for all significant project investments complied with the law. An internal control system had been developed and was constantly being improved. Company information was disclosed in a timely, accurate and transparent manner. The Company's mission, vision, guiding principles, operating directives, focuses, targets and measures aimed at development were established. Efforts were made to facilitate the fulfilment of operating goals set by the Board of Directors and fruitful results were secured. The Directors and Senior Management had exercised their duties in good faith and diligence and there was no violation of laws and regulations and the Articles of Association or any abuse of power compromising the interest of shareholders and staff.

三. 監事會對檢查公司財務情況的獨立意見

報告期內，監事會依法對公司的財務制度、財務賬目、季度報告、半年度報告、年度報告進行了認真、細緻的審議，認為公司二零零四年度財務報告真實，在所有重大方面公允地反映了公司的財務狀況和經營成果，會計核算和財務管理符合《中華人民共和國會計法》及國家頒發的企業會計準則和《企業會計制度》的規定，利潤分配預案符合公司經營現狀，有利於公司的長遠發展。

III. Independent opinion of the Supervisory Committee on the inspection of the Company's financial position

During the reporting period, the Supervisory Committee thoroughly examined the financial systems, financial reports, quarterly reports, interim report and annual report of the Company and is of the view that the 2004 annual financial report reflected truly and fairly the Company's financial position and operating results in all material aspects. Accounting, auditing and financial management processes were in compliance with the Accounting Laws of the People's Republic of China and the "Accounting Standards for Business Enterprises" and Corporate Accounting Regulations for Business Enterprises" promulgated by the State. The profit distribution proposal was in line with the state of affairs of the Company and conducive to the long-term development of the Company.

四. 監事會對公司最近一次募集資金實際投入情況的獨立意見

報告期內，本公司無新募集的A股資金，前期A股募集資金使用符合規定。

IV. Independent opinion of the Supervisory Committee on the application of proceeds from the latest issue

During the reporting period, there were no new issue of A Shares to raise any proceeds. The application of proceeds from the issue of A Shares in previous periods was in compliance with relevant regulations.

五. 監事會對公司收購出售資產情況的獨立意見

監事會認為，報告期內，公司進行收購資產項目時，嚴格遵守相關規定，程序合法，價格公允，未發現有內幕交易和損害公司及股東利益的行為。

V. Independent opinion of the Supervisory Committee on the acquisition and sales of assets

The Supervisory Committee is of the view that the Company complied strictly with relevant provisions in its acquisition of assets during the reporting period. The procedures of acquisition were in compliance with the law and the prices paid were fair. No insider trading or infringement of interests of the Company and the shareholders were found.

六. 監事會對公司關聯交易情況的獨立意見

監事會認為，報告期內公司發生的關聯交易程序規範，手續完備。

VI. Independent opinion of the Supervisory Committee on the Company's connected transactions

The Supervisory Committee is of the view that the Company's connected transactions during the reporting period were conducted under standardised procedures with due completion of all required formalities.

監事會主席
吳玉亭

二零零五年四月八日

Wu Yu Ting
Chairman
Supervisory Committee

8 April 2005

董事、監事和高級管理人員簡介
PROFILES OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT


李桂榮
Li Gui Rong
金志國
Jin Zhi Guo
劉英弟
Liu Ying Di
孫玉國
Sun Yu Guo
Stephen Burrows
楚振剛
Chu Zhen Gnag
譚禮寧
Tan Li Ning
伍海華
Wu Hai Hua
潘桂榮
Pan Gui Rong
吳玉亭
Wu Yu Ting
于嘉平
Yu Jia Ping
任增貴
Ren Zeng Gui
黃祖江
Huang Zu Jiang
David Renaud
劉清遠
Liu Qing Yuan
鐘明山
Zhong Ming Shan
陳軍
Chen Jun
孫明波
Sun Ming Bo
滕安功
Teng An Gong
樊偉
Fan Wei
嚴旭
Yan Xu
張學舉
Zhang Xue Ju
曹向東
Cao Xiang Dong
姜宏
Jiang Hong
張安文
Zhang An Wen
袁璐
Yuan Lu

董事、監事和高級管理人員簡介
PROFILES OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

董事

李桂榮先生，現年65歲，本公司董事長。李先生曾任青島市計劃委員會副主任、主任等職務，九六年六月加盟本公司並出任董事長。李先生多年從事企業管理和經濟管理工作，熟悉國家有關經濟政策、法規，在企業管理和經營決策方面有豐富的經驗。李先生具有總攬全局的戰略眼光和駕馭全局的能力，對公司經營發展戰略決策的制定起著至關重要的作用。李先生同時兼任本公司關聯企業青島啤酒集團有限公司(「集團公司」)董事長一職。

金志國先生，現年48歲，本公司副董事長、總裁。金先生於一九七五年進入本公司前身青島啤酒廠工作，歷任職員、動力處處長，九四年任啤酒一廠廠長助理，九六年十月出任青啤西安有限責任公司總經理，二零零零年八月任本公司總經理助理，二零零一年八月任青啤公司總經理。金先生有二十多年啤酒企業經營管理經驗，對青啤管理模式和企業文化有深刻理解，具有很強的市場意識和創新精神。金先生兼任青島啤酒集團公司副董事長一職。

劉英弟先生，現年48歲，本公司執行董事。劉先生曾任青島啤酒廠副廠長、本公司副總經理，在企業生產、技術和管理等方面，具有二十多年的豐富經驗，擁有高級工程師職稱。劉先生兼任集團公司董事及執行總裁。

Directors

Mr. Li Gui Rong, aged 65, is the Chairman of the Company. Mr. Li has served as the Deputy Director and the Director of Qingdao Municipal Planning Commission. In June 1996. Mr. Li joined the Company and became the Chairman of the Company,. Mr. Li has been undertaking business management and economic management responsibilities for many years. He is knowledgeable on the state economic policies and regulations and has broad experience in corporate and business management. His strategic insights play a key role in setting up of the Company's development strategy. Mr Li is also the Chairman of Tsingtao Brewery Group Company Limited ("TB Group Company"), an associated corporation of the Company.

Mr. Jin Zhi Guo, aged 48, is the Vice Chairman and President of the Company. Mr. Jin Zhi Guo joined the Company's predecessor, Tsingtao Brewery Factory in 1975. He has served as Clerk and Head of Power Department. He became Assistant to Plant Manager of Tsingtao Brewery No.1, in 1994 and the General Manager of Tsingtao Brewery (Xi'an) Company Limited in October of 1996. He became Assistant to the General Manager of the Company in August 2000, and the General Manager in August of 2001. Mr. Jin has more than 20 years of experience in corporate management and a strong sense marketing, corporate culture as well as innovation spirits. Mr Jin is also Vice Chairman of TB Group Company.

Mr. Liu Ying Di, aged 48, is the Executive Director of the Company and has served as the Deputy Plant Manager of Tsingtao Brewery and Deputy General Manager of the Company. Mr. Liu has more than 20 years of experience in the production, technical and operational management of enterprises. He is a senior engineer. Mr Liu is also Director and Executive President of TB Group Company.

孫玉國先生，現年50歲，本公司董事、副總裁、總會計師，主管公司財務工作。孫先生曾任青島市財政局副處長、市國有資產管理局處長。孫先生在企業和政府部門從事財務工作二十多年，具有豐富的財務管理和資本運作經驗，擁有註冊會計師和註冊評估師資格。

Mr. Sun Yu Guo, aged 50, is the Director, Vice President and Chief Accountant of the Company in charge of the Company's financial operations. He had been Deputy Department Head of Finance Bureau and Department Head of State Assets Administration Bureau of Qingdao. Mr. Sun has been involved in financial operations for more than 20 years in the business and government sectors and has extensive experience in financial management. He is a charted accountant and chartered assessor.

Mr. Stephen J. Burrows，現年52歲，本公司非執行董事，Mr. Burrows現任美國安海斯—布希國際公司首席執行官和總裁、A-B公司戰略委員會成員，美國威斯康星州大學心理學和地理學學士、美國密蘇里州Lindenwood大學工商管理碩士。歷任A-B公司美國西南部地區銷售副總裁、消費者意識和教育副總裁、品牌管理副總裁等職務，負責「百威」品牌和A-B公司其他啤酒品牌在全美國和各地區的廣告、銷售、包裝、研究和其他的市場發展活動，有二十餘年的啤酒企業經營管理及市場運作經驗。

Mr. Stephen J. Burrows, aged 52, is the Non-Executive Director of the Company and Chief Executive Officer and President of A-B and a member of the A-B Strategic Committee. He obtained bachelor's degree in psychology and geography from University of Wisconsin, US, and a master's degree in business administration from Lindenwood University in Missouri, US. Mr. Burrows has served as Vice President (Sales) of A-B for the southwestern regions of the United States, Vice President of Consumer Awareness and Education, Brand Management Vice President. He has been responsible for the advertising, sales, packaging, research and other marketing development activities of "Budweiser" beer and other brand names of A-B. Mr Burrows has over 20 years of experience in enterprise management and economic management.

楚振剛先生，現年56歲，本公司獨立董事，現任青島市企業發展投資公司總經理，高級經濟師。楚先生曾任青島市燃料公司副經理，青島市經濟委員會處長，青島市經委副主任、青島市市南區副區長等職，具有二十餘年企業管理和經濟管理經驗。楚先生同時擔任青島朗訊科技通訊設備有限公司董事及青島黃海橡膠股份有限公司副董事長等職務。

Mr. Chu Zhen Gang, aged 56, is the Independent Director of the Company. He is the General Manager of Qingdao Enterprise Investment Company and a senior economist. Mr. Chu has served as the Deputy Manager of Qingdao Energy Company, Department Head and Deputy Director of Qingdao Municipal Economic Commission and Deputy District Leader of Southern District Government of Qingdao. Mr. Chu has more than 20 years of experience in corporate and economic management. Mr. Chu is also a Director of Lucent Technologies Qingdao and the Vice Chairman of Qingdao Huang Hai Rubber Corporation Limited.

譚禮寧先生，現年41歲，本公司獨立董事，現任香港工商東亞融資有限公司董事總經理，英國劍橋大學工程學博士、倫敦大學工程學學士、美國註冊財務分析員。譚先生曾參與多家公司在香港和國內的股票發行上市及財務顧問工作，在國際、國內資本市場融資、投資方面有豐富的經驗。

Mr. Tan Li Ning, aged 41, is the Independent Director of the Company. He is now working as the managing Director ICEA Capital Limited. He holds a PH.D. in engineering from Cambridge University and a bachelor's degree in engineering from London University and is a chartered U.S. financial analyst. Mr. Tan has participated in the IPOs in Mainland China and Hong Kong of a number of companies as financial advisors, giving him rich experience in financing and investment in both international and domestic markets.

伍海華先生，現年38歲，本公司獨立董事，現任青島大學經濟學院院長、金融學教授。伍教授曾就讀於湖南財經學院、武漢大學經濟學院，並取得經濟學博士學位。伍教授長期從事金融與經濟發展問題研究，先後主持國家自然科學基金、國家社會科學基金項目等，伍教授目前還任湖南大學金融工程方向博士導師，並擔任青島市商業銀行董事及青島新寶通投資管理有限公司總經理等職務。

Mr. Wu Hai Hua, aged 38, is the Independent Director of the Company. He is the Head of the Finance Faculty of Qingdao University and a Professor in Finance. Prof. Wu studied in Hunan Finance College and the School of Economics of Wuhan University and holds a Doctor of Economics degree. Prof. Wu has been involved in the study of finance and economic development for many years and has chaired state natural science fund and state social science fund programs. He is now a doctoral tutor for finance engineering at Hunan University. Prof. Wu is also a Director of Qingdao Commercial Bank and the General Manager of Qingdao Xin Bao Tong Investment Management Company Limited.

潘桂榮女士，現年55歲，本公司獨立董事，現任山東天華會計師事務所所長，曾任青島市審計師事務所副所長、本公司監事，擁有高級審計師職稱和註冊會計師執業資格，具有多年的企業財務審計工作經驗。

Ms. Pan Gui Rong, aged 55, is an Independent Director of the Company. Ms. Pan is the Head of Shandong Tian Hua Accountants Firm. Previously she was the Deputy Head of Qingdao Audit Firm and Supervisor of the Company. She is a senior auditor and chartered accountant with proven experience in corporate finance auditing.

監事

吳玉亭先生，現年58歲，本公司監事會主席。吳先生長期從事監察及企業審計工作，曾任青島市紀律檢查委員會副處長、處長、常務委員，青島市監察局副局長等職，九八年四月加盟本公司，具有較豐富的法律知識和審計監察工作經驗。

于嘉平先生，現年42歲。本公司監事，現任本公司總裁助理、青島事業總部部長。于先生曾任青島啤酒麥芽廠副廠長、啤酒二廠廠長、青島啤酒廠廠長等職，從事企業內部管理工作多年，有豐富的企業管理經驗。

任增貴先生，現年41歲，本公司監事，現任本公司審計部部長，曾任本公司青島啤酒第五有限公司財務總監、監事會辦公室審計處處長。從事財務工作近20年，有豐富的企業財務管理及審計工作經驗。

黃祖江先生，現年39歲，本公司監事，現任本公司青島啤酒二廠廠長、青島事業總部副部長，曾任青島啤酒二廠釀造車間主任、生產計劃處處長、廠長助理、副廠長，深圳青島啤酒朝日有限公司董事、副總經理等職，從事企業內部管理工作多年，有豐富的企業管理經驗。

Supervisors

Mr. Wu Yu Ting, aged 58, is the Chairman of the Supervisory Committee. Mr. Wu has been involved in supervisory work and corporate auditing for many years. He was the Head and the Deputy Department Head, Department Head and Executive Committee Member of Qingdao Discipline and Inspection Commission and the Deputy Head of Qingdao Supervisory Bureau. He joined the Company in April, 1998 with broad legal knowledge and experience in audit supervision.

Mr. Yu Jia Ping, aged 42, is a Supervisor of the Company. Mr. Yu is Assistant to the President of the Company and the Head of Tsingtao Business Unit. Previously he was the Deputy Plant Manager of Tsingtao Brewery Malting Plant, Plant Manager of Tsingtao Brewery Factory No. 2 and Plant Manager of Tsingtao Brewery. He has broad experience in corporate management resulting from years of involvement in internal corporate management.

Mr. Ren Zeng Gui, aged 41, is the Company's Supervisor. He is the Head of the Auditing Department. He served as Financial Controller of Tsingtao Brewery No.5, Chief of Auditing Department under Office for the Supervisory Committee. He has been engaged in finance operations over 20 years and gained broad experience in enterprise financial management and auditing.

Mr. Huang Zu Jiang, aged 39, is the Supervisor of the Company. Mr. Huang is now the Plant Manager of Tsingtao Brewery No.2 and Deputy Director of Qingdao Business Unit of the Company. He was Head of the Brewing and Fermenting Workshop, Head of Planning Department, Assistant to Plant Manager and Deputy Plant Manager of Tsingtao Brewery No.2. He is a Director and Deputy General Manager of Shenzhen Tsingtao Brewery Asahi Company Limited. Mr. Huang has rich experience in enterprise management.

Mr. David Andrew Renaud，現年50歲，本公司監事，Mr. Renaud現任現任安海斯—布希亞洲公司財務及計劃副總裁，美國密蘇里州聖路易斯大學工商管理碩士，美國註冊會計師。曾任安海斯—布希國際公司財務總監，長期從事財務分析及規劃工作，在金融和財會領域具有豐富的經驗。

Mr. David Andrew Renaud, aged 50, Supervisor of the Company and Finance and Planning Vice President of Anheuser-Busch Asia Inc. He has a master's degree in business administration from St. Louis University, Missouri, U.S.A., and is a Certified Accountant of U.S.A. Mr. Renaud was CFO of A-B boasting rich experience in financial and accounting sectors generated from his long-term involvement in financial analysis and planning.

劉清遠先生，現年56歲，本公司監事，現任山東天和人律師事務所主任。曾任青島市市南區律師事務所律師，具有長期的法律工作經驗。

Mr. Liu Qing Yuan, aged 56, is a Supervisor of the Company. Mr. Liu is the Director of Shandong Tianhe Law Firm. He was previously a solicitor at the Southern District Law Firm of Qingdao with proven experience in the legal sector.

鍾明山先生，現年53歲，本公司監事，現任山東德盛有限責任會計師事務所所長、高級會計師。曾任青島會計師事務所副所長，具有長期財務管理和審計工作經驗，擁有證券業特許註冊會計師執業資格。

Mr. Zhong Ming Shan, aged 53, is the Company's Supervisor. He is the Chairman of Shandong Desheng Accountants and a Senior Accountant. He was previously Deputy Chairman of Qingdao Accountants and has been involved in financial management as well as auditing for many years. He is a chartered accountant for the securities sector.

陳軍先生，現年37歲，本公司監事，現任中信萬通證券有限公司總經理。工商管理碩士，曾任中信證券山東投資銀行部經理，具有豐富的企業投融資經驗。

Mr. Chen Jun, aged 36, is the Company's Supervisor and the General Manager of CITIC Wantong Securities Company. He was previously Division Head of CITIC Securities Shandong Investment Bank. Mr Chen has a master's degree in business administration and has proven experience in corporate investment & financing.

高級管理人員

孫明波先生,現年48歲,本公司常務副總裁。孫先生曾任本公司啤酒一廠副廠長、總工程師,本公司總經理助理兼副總工程師,孫先生具有豐富的啤酒企業生產、技術管理及戰略發展經驗,擁有高級工程師職稱。

滕安功先生,現年54歲,本公司工會主席。滕先生曾任青島市市委政策研究室副處長、副主任,一九九七年加盟本公司,具有豐富的政策及企業文化工作經驗,滕先生同時兼任青島啤酒集團有限公司董事一職。

樊偉先生,現年45歲,本公司總工程師。樊先生曾任本公司青島啤酒二廠副廠長、總工程師等職,有豐富的啤酒企業生產、科研及技術管理經驗,擁有高級工程師職稱。

嚴旭女士,現年40歲,本公司副總裁兼青島啤酒華南投資有限公司總經理。嚴女士曾任珠江啤酒集團總經理助理、董事兼副總經理,一九九九年一月加盟本公司。嚴女士長期從事啤酒銷售及市場管理工作,具有豐富的市場營銷經驗。

張學舉先生,現年50歲,本公司副總裁,張先生曾任本公司財務負責人、董事會秘書、銷售公司總經理,具有多年的啤酒企業管理和市場營銷經驗。

Senior Management

Mr. Sun Ming Bo, aged 48, is the Executive Vice President. Mr. Sun was the Deputy Plant Manager and Chief Engineer of Tsingtao Brewery Factory No. 1 and Assistant to General Manager and Deputy Chief Engineer of the Company. He has broad experience in beer production, management and strategic planning. He is a senior engineer.

Mr. Teng An Gong, aged 54, Chairman of Labour Union of the Company. Mr. Teng was the Deputy Department Head and Deputy Director of the Policy Research Unit of Qingdao Party Committee. He joined the Company in 1997 and has broad experience in the areas of policy-making and corporate culture development. Mr Teng is also Director of TB Group Company.

Mr. Fan Wei, aged 45, is the Chief Engineer of the Company. Mr. Fan was the Deputy Plant Manager and Chief Engineer of the Tsingtao Brewery Factory No. 2. He is a senior engineer and has broad experience in production, research and development and technical management of brewery industry.

Miss Yan Xu, aged 40, is the Vice President of the Company and the General Manager of Tsingtao Brewery South China Investment Co, Ltd. Prior to joining the Company in January 1999, Ms. Yan was Assistant to the General Manager, Director and Deputy General Manager of the Zhujiang Brewery Group. Miss Yan has been involved beer sales and marketing management for many years and has broad experience in marketing.

Mr. Zhang Xue Ju, aged 50, is the Vice President of the Company. He was the Head of the Finance Department, Secretary to the Board and General Manager of the sales company. Mr Zhang has many years of experience in corporate management and marketing for brewery companies.

曹向東先生，現年53歲，本公司副總裁兼青島啤酒華東控股有限公司總經理，曾任青啤二廠處長、廠長及青啤一廠廠長、本公司總經理助理等職，具有長期的啤酒企業經營管理經驗。

Mr. Cao Xiang Dong, aged 53, Vice President of the Company and General Manager of Tsingtao Brewery East China Holding Co., Ltd. He has proven experience in brewery operation and management, having been Division Head, Plant Manager of Tsingtao Brewery No.2, Plant Manager of Tsingtao Brewery No. 1 and Assistant to General Manager of the Company.

姜宏女士，現年48歲，本公司副總裁兼人力資源管理總部部長，姜女士歷任本公司生產部部長、青島啤酒二廠廠長、本公司監事、企業管理部部長、總裁助理等職，具有豐富的啤酒企業生產和管理經驗，擁有高級經濟師職稱。

Miss Jiang Hong, aged 48, Vice President and Director of Human Resource Department of the Company. She was Director of Production Department of the Company, Plant Manager of Tsingtao Brewery No.2, Supervisor of the Company, Director of Enterprise Management and Assistant to President of the Company. Miss Jiang Hong has rich experience in production and management of beer enterprises and she is qualified as a senior economist.

張安文先生，現年47歲，本公司副總裁兼北方事業總部總經理，張先生歷任青島啤酒西安有限責任公司總經辦主任、副總經理、總經理等職，具有豐富的啤酒企業生產和管理經驗。

Mr Zhang An Wen, aged 47, is Vice President of the Company and General Manager of the North China Business Unit. He has rich experience in production management for brewery companies, having previously been Director of General Manager's Office, Deputy General Manager and General Manager of Tsingtao Brewery (Xi'an) Company Limited.

袁璐女士，現年49歲，本公司董事長助理、董事會秘書，歷任本公司董事會秘書室主任、董事會秘書。袁女士長期從事公司董事會秘書及投資者關係管理工作，參與了公司多項資本運作專案的策劃、談判及實施，在公司法人治理結構建設和上市公司運作方面具有豐富的經驗。

Miss Yuan Lu, aged 49, Assistant to the Chairman and Secretary to the Board. She was previously Director of the Secretary Office to the Board and Secretary of the Board. Miss Yuan has been involved in board secretary functions and investor relations management for many years and has participated in the planning, negotiation and execution of a number of financing projects, giving her rich experience in the building of the Company's corporate governance structure and operation as a listed company.

上述董事、監事和高級管理人員任期自二零零二年六月至二零零五年六月止。

The term of office of the aforesaid Directors, Supervisors and Senior Management is from June 2002 to June 2005.

一.報告期內公司的重大訴訟、仲裁事項

1. 本公司已在報告期內對山東省高級人民法院(「省高院」)就青島宏隆商貿有限公司購銷糾紛一案做出的二審判決提出再審申請，二零零四年八月三十一日，本公司受送達省高院下發的《駁回再審申請通知書》，維持原審判決，本公司提出的再審申請未獲支持。該案涉及的啤酒欠款已在公司以前年度的賬目計提了壞賬準備。

2. 本公司二零零一年度報告中披露的青島市光明總公司訴本公司違反經銷合同案，本公司對一審判決結果不服，已在法定上訴期內向最高人民法院提起上訴，截止報告期末，該案件正處於最高人民法院審理進程中，尚無最新進展。人民幣2,700萬元之潛在賠償已根據一審判決於核數師報告中預提。

3. 本公司與青島遠洋祥和工貿有限公司(「祥和公司」)易貨合同糾紛一案於二零零四年四月十九日經省高院做出終審判決，本公司需返還祥和公司貨款及折價支付麻袋款，兩項合計約人民幣2,378萬元。據此，相同金額之撥備已於二零零四年中期報告計提。本公司已就上述判決向省高院提出再審申請，省高院於二零零五年一月二十八日作出再審程序的終審判決，撤銷

I. Material Litigation and Arbitration

1. During the reporting period, the Company appealed to the Shandong Higher People's Court ("Shandong Higher Court") for a retrial against its second verdict on the case involving purchase and sale disputes with Qingdao Hong Long Trading Company Limited. On 31 August 2004, a Rejection of Appeal was served on the Company by Shandong Higher Court which stated that the original verdict would stand and the Company's appeal was not endorsed. Consequently, outstanding beer amounts involved in the case had been accounted for as bad debt and provisions had been made in respect thereof in the Company's accounts in prior years.

2. The Company was opposed to the first verdict on the case of Qingdao Guangming General Company suing the Company for breach of a distribution contract, details of which had been disclosed in the Company's 2001 annual report, and had appealed to the Supreme Court during the statutory period for appeal. As at the end of the reporting period, the case was being reviewed by the Supreme Court and no new developments were noted. Potential damages of RMB27 million had been accrued for in the auditors' report based on the first verdict.

3. On 19 April 2004, Shandong Higher Court made a final verdict on the case involving a barter trade contract dispute between the Company and Qingdao Yuan Yang Xiang He Industrial and Trading Company ("Xiang He"), pursuant to which the Company was required to return the purchase payment made by Xiang He as well as make a discounted payment for the linen bags, in an aggregate amount of approximately RMB23.78 million. Accordingly, a

省高院(2003)魯民四終字第81號民事判決，維持青島市中級人民法院(2002)青經重字第1號民事判決。據此，本公司只需返還祥和公司貨款及折價支付麻袋款，兩項合計約人民幣248萬元，避免了重大經濟損失。最初多計提之撥備已根據終審結果沖回。

provision of the same amount has been made in the interim accounts of the Company. The Company appealed to Shandong Higher Court in respect of the aforesaid verdict for a retrial, and Shandong Higher Court made a final verdict for the retrial on 28 January 2005 to repeal the civil verdict of Shandong Higher Court (2003) Lu Min Si Zhong Zi No. 81 and reinstate the civil verdict of Qingdao Intermediate People's Court coded (2002) Qing Jing Chong Zi No. 1, pursuant to which the Company was only required to return the purchase payment made by Xiang He as well as make a discounted payment for the linen bags in an aggregate amount of approximately RMB2.48 million, thereby avoiding significant economic losses. The original provision made in excess of the final damages had been reversed.

二. 報告期內公司收購兼併及出售資產事項

1、 二零零四年二月，經公司董事會批准，本公司和青島啤酒香港貿易有限公司(「青啤香港公司」)分別向青島啤酒(廈門)有限公司(「廈門公司」)增資人民幣6,000萬元和2,000萬元。增資後，廈門公司註冊資本由人民幣1,000萬元增加至9,000萬元，其中本公司持有75%股權，青啤香港公司持有25%股權。

II. Mergers and Acquisitions and Disposal of Assets

1 In February 2004, the Company (with the approval of its Board of Directors) and Tsingtao Brewery (Hong Kong) Trading Company Limited ("Hong Kong Company") made additional investments in Tsingtao Brewery (Xiamen) Company Limited ("Xiamen Company") in the respective amounts of RMB60 million and RMB20 million. Following the additional investment, the registered capital of Xiamen Company increased to RMB90 million from RMB10 million, held as to 75% by the Company and 25% by Hong Kong Company, respectively.

2、 二零零四年二月,經公司董事會批准,本公司與加拿大EVG企業有限公司(「EVG」)簽訂協議,EVG自願退出北京青島啤酒三環有限公司(「三環公司」)經營,由青啤香港公司承接三環公司25%的外方股權。本公司與青啤香港公司和三環公司中方股東重新簽訂了合資經營合同和章程,並獲批准生效。

2 In February 2004, the Company (with the approval of its Board of Directors) entered into an agreement with Canada EVG Enterprises Inc ("EVG"), pursuant to which EVG would withdraw from the operation of Beijing Tsingtao Brewery Three Ring Company ("Three Ring Company") and the 25% foreign shares in Three Ring Company would be taken up by Hong Kong Company. The Company entered into a new equity joint venture contract and articles of association with Hong Kong Company and the PRC partner of Three Ring Company, which became effective after due approval.

3、 二零零四年三月,經公司董事會批准,本公司與深圳市青島啤酒華南投資有限公司(「華南投資公司」)共同向青島啤酒(長沙)有限公司(「長沙公司」)進行增資,長沙公司註冊資本由人民幣1,000萬元增加至6,800萬元,本公司與華南投資公司持股比例保持不變,分別持有長沙公司70%和30%的股權。

3 In March 2004, the Company (with the approval of its Board of Directors) and Shenzhen Tsingtao Beer Huanan Investment Company Limited ("Huanan Investment") jointly made additional investments in Tsingtao Brewery (Changsha) Company Limited ("Changsha Company"). Following the additional investment, the registered capital of Changsha Company increased to RMB68 million from RMB10 million, held as to 70% by the Company and 30% by Huanan Investment, with the shareholding ratio between the Company and Huanan Investment remaining unchanged.

4. 二零零四年五月,經公司董事會批准,本公司與四川火炬化工集團有限公司(「四川火炬」)簽署《股權轉讓協議》,以人民幣3,430萬元的價格受讓四川火炬持有的瀘州公司40%股權,股權轉讓後,本公司持有瀘州公司95%的股權,四川火炬持有瀘州公司5%股權。

4. In May 2004, the Company (with the approval of its Board of Directors) entered into an Equity Transfer Agreement with Sichuan Huoju Hua Gong Company Limited ("Sichuan Huoju") to acquire a 40% equity interest in Luzhou Company held by Sichuan Huoju for a consideration of approximately RMB34.30 million. Upon the completion of the transfer, Luzhou Company was held as to 95% by the Company and 5% by Sichuan Huoju.

5. 二零零四年五月，經公司董事會批准，華南投資與泰聯釀造(開曼群島)有限公司(「泰聯釀造」)簽署《股權轉讓協議》，在綜合考慮公司在廣西市場戰略發展需要和青島啤酒(南寧)有限公司(「南寧公司」)資產質量等因素的前提下，根據二零零三年十二月三十一日南寧公司審計後的淨資產值，由華南投資以人民幣20,088萬元的價格受讓泰聯釀造持有的南寧公司45%股權，該股權轉讓事項已於二零零五年一月四日獲得國家商務部的批准並於二零零五年二月四日辦理完畢工商變更登記手續。股權轉讓後，由華南投資持有南寧公司75%的股權，泰聯釀造繼續持有25%股權。

6. 二零零四年五月二十日及六月十六日，本公司分別與甘肅農墾啤酒有限公司(「農墾啤酒」)及其股東簽署《增資擴股協議書》及補充協議書，根據二零零三年十二月三十一日農墾啤酒資產評估報告確定的淨資產值，本公司向農墾啤酒投資人民幣6,048.08萬元進行增資擴股，並持有50%的股權，該增資擴股事項已辦理完畢相關手續，農墾啤酒的公司名稱相應變更為青島啤酒(甘肅)農墾股份有限公司。該公司

5. In May 2004, Huanan Holding Company (with the approval of its Board of Directors) entered into an Equity Transfer Agreement with Tailian Brewery (Cayman Islands) Company Limited ("Tailian Brewery") to acquire a 45% interest in Nanning Tsingtao Brewery (Nanning) Company Limited ("Nanning Company") held by Tailian Brewery for a consideration of RMB200.88 million, taking into overall account of the Company's strategic requirements in the Guangxi market and the quality of Nanning Company's assets and on the basis of Nanning Company's audited net asset value as at 31 December 2003. The equity transfer was approved by the State Ministry of Commerce on 4 January 2005 and procedures for the change in industrial and commercial registration was completed on 4 February 2005. Upon the completion of the transfer, Nanning Company was held as to 75% by Huanan Holding Company and 25% by Tailian Brewery, respectively.

6. On 20 May 2004 and 16 June 2004, the Company entered into an Agreement on Share Capital Enlargement By Additional Investments and a supplemental agreement, respectively, with Gansu Nongken Brewery Company Limited ("Nongken Brewery") and its shareholders. Based on the net asset value of Nongken Brewery's assets as at 31 December 2003 ascertained by a valuation report, the Company made an additional investment of RMB60,480,800 in Nongken Brewery to hold a 50%

在甘肅省擁有兩間生產廠，合計年生產能力為20萬噸。同時，本公司委托甘肅省信托投資有限責任公司出面以人民幣453萬元的價格收購農墾啤酒少數股東持有的合計佔5.06%的股份。

equity interest. Relevant procedures for the additional investment and share capital enlargement had been completed, and Nongken Brewery had been renamed Tsingtao Brewery (Gansu) Nongken Company Limited. The company owned two production plants in Gansu with an aggregate annual capacity of 200,000 tons. At the same time, the Company appointed Gansu Trust and Investment Company Limited to acquire 5.06% of Nongken Brewery's shares from its minority shareholders for a consideration of RMB4.53 million.

7. 按照本公司董事會批准的啤酒廠關閉方案，報告期內，青島啤酒(天門)有限公司(「天門公司」)於二零零四年十一月停產，並與全體441名員工解除勞動關係，共支付補償金及交納保險費約人民幣363萬元。天門公司其他資產尚在處置之中。

7. In accordance with the brewery plant closure plan approved by the Board of Directors of the Company, operations of Tsingtao Brewery (Tianmen) Company Limited ("Tianmen Company") was suspended in November 2004 and labor contracts with 441 employees, which represented the entire staff of Tianmen Company, were terminated. Compensation and insurance payments amounted to approximately RMB3.63 million had been made while disposal of other assets of Tianmen Company were underway.

8. 本公司於二零零四年九月二十八日與青島啤酒集團有限公司(「集團公司」)簽署了關於以現金方式收購青島啤酒(漳州)有限公司(「漳州公司」)90%股權的《股權轉讓協議》，本次收購受讓漳州公司90%的股權價款總額為人民幣26,354,506元，該轉讓已獲得青島市人民政府國有資產監督管理委員會的批准。本公司獨立董事認為上述受讓股權關聯交易是公正、合理的，未損害公司及其他股東利益，符合公司和股東的長遠利益，因此全體獨立董事均同意通過該項議案。除上述收購股權交易外，報

8. On 28 September 2004, the Company entered into an Equity Transfer Agreement with Tsingtao Brewery Group Company Limited ("TB Group Company") for the acquisition of a 90% equity interest in Tsingtao Brewery (Zhangzhou) Company Limited ("Zhangzhou Company") by way of cash. The consideration for the purchase of the 90% interest was RMB26,354,506. The transfer had been approved by the State-owned Assets Administration Office of the Qingdao Government. The Independent Directors of the Company was of the opinion that the aforesaid connected transaction for an equity

告期內無持有本公司股權的企業與本公司發生關聯交易。

transfer fair and reasonable without compromising the interests of the Company and other shareholders and is in the long-term interest of the Company and the shareholders. Accordingly, the resolution was unanimously approved by all Independent Directors. Save as the aforesaid transaction relating to the acquisition of equity interests, there were no connected transactions between the Company and corporations holdings equity interests in the Company during the period.

三. 報告期內公司對子公司提供擔保及委託貸款事項

報告期內，本公司對外擔保均系為附屬公司貸款提供的擔保，並經董事會批准。截止二零零四年十二月三十一日，本公司為下屬控股子公司提供擔保的總金額為人民幣12,800萬元，其中為資產負債率超過70%的子公司提供擔保的金額為人民幣7,800萬元。另外，本公司為附屬公司青島啤酒香港貿易有限公司的一筆往來借款提供擔保的金額為美元1,500萬元(約合人民幣12,415萬元)。

報告期內，本公司沒有發生委託理財事項。為保障子公司的生產經營，經公司董事會批准，本公司為下屬子公司合計發放的委託貸款總金額約為人民幣236,299萬元。

III. Guarantees Provided in Respect of Subsidiaries and Entrusted Loans

During the reporting period, all external guarantees provided by the Company were guarantees in respect of loans granted to its subsidiaries, and the provision of such guarantees had been duly approved by the Board of Directors. As at 31 December 2004, guarantees provided by the Company in respect of its subsidiaries amounted to RMB128 million in aggregate, out of which RMB78 million was provided in respect of subsidiaries with a gearing ratio exceeding 70%. In addition, the Company provided a guarantee in the amount of US$15 million (equivalent to approximately RMB124.15 million) in respect of a recurrent loan granted to its subsidiary Tsingtao Brewery (Hong Kong) Trading Company Limited.

During the reporting period, the Company did not place any funds under entrusted management. With the approval of the Board of the Directors, the Company extended on behalf of its subsidiaries entrusted loans with an aggregate amount of approximately RMB2,362.99 million in order to safeguard the production and operation of its subsidiaries.

四. 託管事項

二零零三年一月，本公司與集團公司簽訂《委託經營管理協議》，由本公司對集團公司在青島啤酒(揚州)有限公司(「揚州公司」)中持有的80%股權進行受託管理，二零零四年十二月，雙方重新簽訂補充協議，集團公司同意由本公司全面負責揚州公司的經營業務，並在董事會中擁有半數以上的投票權，據此，本公司將揚州公司納入合併範圍。

IV. Custodian Arrangements

In January 2003, the Company entered into the Operation and Management Entrustment Agreement with TB Group Company, pursuant to which, the Company was entrusted with the management of the TB Group Company's 80% equity interest in Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company"). In December 2004, the two parties entered into a supplemental agreement, pursuant to which TB Group Company agreed to put the operations of Yangzhou Company in the entire charge of the Company, which would assume more than half of the voting rights at the Board of Directors. Accordingly, Yangzhou Company was consolidated as the Group's subsidiary.

五. 聘任、解聘會計師事務所情況

報告期內，本公司續聘普華永道中天會計師事務所及羅兵咸永道會計師事務所為二零零四審計年度境內及國際審計師，審計服務年限1年。截止本報告期末，該會計師事務所已為本公司提供了3年的審計服務。二零零四年度，本公司應向普華永道中天會計師事務所和羅兵咸永道會計師事務所支付其年度審計工作的酬金為港幣565萬元，本公司不承擔其差旅費及其它費用。

V. Appointment and Release of External Accountant

In the reporting period, the Company appointed, Messrs. PricewaterhouseCoopers Zhongtian Certified Public Accountants Limited Company and PricewaterhouseCoopers respectively as domestic and international auditors of the Company in 2004 with a one-year contract term. As at the end of the reporting period, PricewaterhouseCoopers Zhongtian Certified Public Accountants Limited Company and PricewaterhouseCoopers had served as the auditors of the Company for three years. Annual audit fees payable to PricewaterhouseCoopers Zhongtian Certified Public Accountants Limited Company and PricewaterhouseCoopers by the Company in respect of 2004 amounted to HK$5.65 million. Travelling expenses and other disbursements were not payable by the Company.

財務報告
FINANCIAL REPORT

按香港公認會計原則編製的財務報表
Financial Statements Prepared in Accordance with HK GAAP

按照中國會計準則編製的財務報表
Financial Statements Prepared in Accordance with PRC GAAP



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

Auditors' Report to the Shareholders of
Tsingtao Brewery Company Limited
(A Sino-foreign joint stock company established in the People's Republic of China with limited liability)

We have audited the accounts on pages 63 to 126 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The directors of the Company are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 11 April 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2004
(prepared in accordance with HK GAAP)

	Note	**2004**	2003
		RMB'000	*RMB'000*
Turnover	*4*	**7,702,956**	6,713,785
Cost of sales		**(5,027,430)**	(4,326,079)
Gross profit		**2,675,526**	2,387,706
Other revenues, net	*4*	**3,513**	22,689
Distribution costs		**(1,423,953)**	(1,265,814)
Administrative expenses		**(694,045)**	(618,167)
Operating profit	*5*	**561,041**	526,414
Finance costs	*6*	**(45,251)**	(101,799)
Share of profits less losses of associated companies		**(25,325)**	(7,251)
Profit before taxation		**490,465**	417,364
Taxation	*7(a)*	**(186,391)**	(134,988)
Profit after taxation		**304,074**	282,376
Minority interests		**(18,911)**	(37,331)
Profit attributable to shareholders	*8*	**285,163**	245,045
Dividends	*9*	**196,233**	212,000
Basic earnings per share	*10*	**RMB0.27**	RMB0.24
Diluted earnings per share	*10*	**RMB0.22**	RMB0.21

BALANCE SHEETS

AS AT 31 DECEMBER 2004
(prepared in accordance with HK GAAP)

	Note	Group 2004 RMB'000	Group 2003 RMB'000	Company 2004 RMB'000	Company 2003 RMB'000
Non-current assets					
Intangible assets	13	**322,623**	257,041	**79,131**	81,368
Fixed assets	14	**5,882,589**	5,467,547	**1,044,885**	1,064,444
Negative goodwill	19	**(80,971)**	(98,191)	**—**	—
Construction-in-progress	15	**62,611**	210,144	**27,380**	68,347
Long-term investments	16	**17,880**	17,930	**17,693**	16,853
Investments in subsidiaries	17	**—**	—	**1,884,750**	1,653,555
Interests in associated companies	18	**71,641**	21,197	**5,998**	6,265
Deferred tax assets	30	**6,245**	7,111	**—**	—
Other long-term assets	34	**40,464**	58,826	**38,071**	56,386
		6,323,082	5,941,605	**3,097,908**	2,947,218
Current assets					
Inventories	20	**1,382,831**	1,305,503	**221,433**	277,753
Amounts due from subsidiaries	17, 34	**—**	—	**165,784**	219,591
Loans to subsidiaries	17, 34	**—**	—	**2,345,371**	1,760,826
Trade receivables	21, 34	**159,419**	165,204	**165,138**	173,909
Bills receivable	21	**98,594**	50,883	**30,406**	5,455
Deposits, prepayments and other receivables	34	**494,054**	527,474	**76,047**	182,942
Pledged bank deposits	23, 25	**32,226**	83,135	**—**	28,000
Bank balances and cash		**1,330,327**	849,765	**557,409**	229,826
		3,497,451	2,981,964	**3,561,588**	2,878,302
Current liabilities					
Trade payables	22, 34	**659,061**	646,913	**108,443**	105,476
Other payables	34	**1,368,872**	940,836	**171,657**	102,415
Bills payable	23	**442,924**	525,450	**103,198**	99,385
Sales deposits	34	**150,565**	129,068	**57,879**	52,082
Accruals		**177,808**	67,365	**101,877**	22,870
Taxes payable		**93,050**	47,520	**65,292**	23,973
Dividend payable		**2,100**	1,100	**2,100**	1,100
Short-term bank loans	25	**1,355,192**	1,302,613	**827,650**	579,369
Provisions	26	**27,000**	—	**27,000**	—
Current portion of long-term bank loans	25	**24,442**	61,386	**19,234**	25,147
		4,301,014	3,722,251	**1,484,330**	1,011,817
Net current (liabilities)/assets	25	**(803,563)**	(740,287)	**2,077,258**	1,866,485
Total assets less current liabilities		**5,519,519**	5,201,318	**5,175,166**	4,813,703

		Group		Company	
		2004	2003	**2004**	2003
	Note	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Financed by:					
Share capital	*27*	**1,060,000**	1,060,000	**1,060,000**	1,060,000
Convertible bonds	*28*	**1,191,192**	923,738	**1,191,192**	923,738
Reserves	*29*	**2,306,703**	2,219,088	**2,715,100**	2,582,288
Proposed final dividends	*9, 29*	**196,233**	212,000	**196,233**	212,000
Shareholders' funds		**4,754,128**	4,414,826	**5,162,525**	4,778,026
Minority interests		**544,333**	579,465	—	—
Non-current liabilities					
Long-term bank loans	*25*	**66,302**	53,784	—	23,564
Deferred tax liabilities	*30*	**18,300**	17,083	—	—
Deferred liabilities	*28*	**12,641**	12,113	**12,641**	12,113
Long-term loan due to a shareholder	*34(c)*	**123,815**	124,047	—	—
		221,058	207,027	**12,641**	35,677
		5,519,519	5,201,318	**5,175,166**	4,813,703

Li Gui Rong
Director

Jin Zhi Guo
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2004
(prepared in accordance with HK GAAP)

2004

	Share capital *RMB'000*	Convertible bonds *RMB'000*	Share premium *RMB'000*	Capital reserve *RMB'000*	Surplus reserve *RMB'000*	Public welfare fund *RMB'000*	Cumulative translation adjustments *RMB'000*	Accumulated losses *RMB'000*	Total reserves *RMB'000*	Proposed dividends *RMB'000*
At 1 January 2004	1,060,000	923,738	2,115,258	12,921	218,185	176,978	111	(304,365)	2,219,088	212,000
Dividends declared *(Note 9)*	–	–	–	–	–	–	–	–	–	(212,000)
Profit for the year	–	–	–	–	–	–	–	285,163	285,163	–
Waiver of payables	–	–	–	4,331	–	–	–	(4,331)	–	–
Proposed dividends *(Note 9)*	–	–	–	–	–	–	–	(196,233)	(196,233)	196,233
Profit appropriation to surplus reserve *(Note 29)*	–	–	–	–	58,104	–	–	(58,104)	–	–
Profit appropriation to public welfare fund *(Note 29)*	–	–	–	–	–	45,515	–	(45,515)	–	–
Translation difference	–	–	–	–	–	–	(1,315)	–	(1,315)	–
Issuance of convertible bonds, net *(Note 28)*	–	267,454	–	–	–	–	–	–	–	–
At 31 December 2004	**1,060,000**	**1,191,192**	**2,115,258**	**17,252**	**276,289**	**222,493**	**(1,204)**	**(323,385)**	**2,306,703**	**196,233**

2003

	Share capital *RMB'000*	Convertible bonds *RMB'000*	Share premium *RMB'000*	Capital reserve *RMB'000*	Surplus reserve *RMB'000*	Public welfare fund *RMB'000*	Cumulative translation adjustments *RMB'000*	Accumulated losses *RMB'000*	Total reserves *RMB'000*	Proposed dividends *RMB'000*
At 1 January 2003, as restated	1,000,000	–	1,893,826	11,448	162,654	129,569	339	(233,630)	1,964,206	220,000
Dividends declared *(Note 9)*	–	–	–	–	–	–	–	–	–	(220,000)
Profit for the year	–	–	–	–	–	–	–	245,045	245,045	–
Waiver of payables	–	–	–	840	–	–	–	(840)	–	–
Proposed dividends *(Note 9)*	–	–	–	–	–	–	–	(212,000)	(212,000)	212,000
Profit appropriation to surplus reserve *(Note 29)*	–	–	–	–	55,531	–	–	(55,531)	–	–
Profit appropriation to public welfare fund *(Note 29)*	–	–	–	–	–	47,409	–	(47,409)	–	–
Translation difference	–	–	–	–	–	–	(228)	–	(228)	–
Issuance of convertible bonds, net *(Note 28)*	–	1,205,170	–	–	–	–	–	–	–	–
Conversion of convertible bonds *(Note 28)*	60,000	(281,432)	221,432	–	–	–	–	–	221,432	–
Donation received	–	–	–	633	–	–	–	–	633	–
At 31 December 2003	1,060,000	923,738	2,115,258	12,921	218,185	176,978	111	(304,365)	2,219,088	212,000

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004
(prepared in accordance with HK GAAP)

	Note	**2004** **RMB'000**	2003 RMB'000
Operating activities			
Net cash inflow generated from operations	31(a)	**1,544,293**	1,273,544
Income tax paid		**(130,877)**	(129,470)
Interest received		**18,854**	10,768
Net cash inflow from operating activities		**1,432,270**	1,154,842
Investing activities			
Purchase of fixed assets, construction-in-progress and intangible assets		**(374,057)**	(533,399)
Proceeds from disposal of fixed assets		**32,174**	55,172
Additions to other long-term assets		**(2,159)**	—
Purchase of subsidiaries, net of cash acquired	31(c)	**469**	—
Acquisition of additional equity interests in subsidiaries		**(192,243)**	(81,763)
Acquisition of associated companies and other investments		**(72,210)**	—
Decrease in short-term bank deposits and pledged bank deposits		**4,095**	9,070
Net cash outflow from investing activities		**(603,931)**	(550,920)
Net cash inflow before financing activities		**828,339**	603,922
Financing activities			
Drawn down of new bank loans	31(b)	**1,058,319**	2,771,878
Repayment of bank loans borrowed	31(b)	**(1,388,066)**	(4,231,355)
Loan from a shareholder		**—**	124,047
Issue of convertible bonds	31(b)	**270,275**	1,218,438
Cash capital contributions from a shareholder		**—**	633
Cash capital contributions from minority shareholders		**—**	4,500
Interest paid		**(62,150)**	(105,744)
Dividends paid	31(b)	**(211,000)**	(218,900)
Dividends paid to minority shareholders of subsidiaries	31(b)	**(29,929)**	(79,592)
Net cash outflow from financing activities		**(362,551)**	(516,095)
Increase in cash and cash equivalents		**465,788**	87,827
Cash and cash equivalents at 1 January		**849,765**	762,166
Effect of foreign exchange rate changes		**186**	(228)
Cash and cash equivalents at 31 December		**1,315,739**	849,765

1. Organisation and principal activities

Tsingtao Brewery Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 16 June 1993. It obtained the business license of a Sino-foreign joint stock company on 27 December 1995. Its "H" Shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 15 July 1993 and its "A" Shares have been listed on the Shanghai Stock Exchange since 27 August 1993.

The Company and its subsidiaries (collectively referred to as the "Group") are principally engaged in the production and distribution of beer products.

Major acquisitions of the Group and the Company during the year are detailed in Note 17.

2. Principal accounting policies

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP") and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). This basis of accounting differs in certain material respects from that used in the preparation of the Company's statutory accounts in the PRC. The PRC statutory accounts of the Company and its subsidiaries comprising the Group have been prepared in accordance with accounting principles and financial regulations applicable to them, as appropriate, in the PRC. Appropriate restatements have been made to the PRC statutory accounts to conform with HK GAAP. Differences arising from the restatements are not incorporated in the Group's accounting records. The accounts have been prepared under the historical cost convention except that certain fixed assets are stated at valuation and held-to-maturity securities are stated in the balance sheet at cost plus/less any discount/ premium amortised to date.

HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the accounts for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

The names of some of the companies referred to in the notes to the accounts represent management's translation of the Chinese names of these companies as no English names have been registered.

(b) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the Company and all its subsidiaries made up to 31 December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

2. Principal accounting policies *(Continued)*

(b) Group accounting *(Continued)*

(i) Consolidation (Continued)

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill and which was not previously charged or recognised in the consolidated profit and loss account and related accumulated foreign currency translation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Particulars of subsidiaries of the Group are disclosed in Note 17.

(ii) Associated companies

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill or negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interests in the associated company; unrealised losses are eliminated unless the transactions provide evidence of an impairment of the assets transferred.

In the Company's balance sheet, the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

2. Principal accounting policies *(Continued)*

(b) Group accounting *(Continued)*

(iii) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheets of subsidiaries expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(c) Intangible assets

(i) Trademarks, technology know-how and software

Trademarks, technology know-how and software are measured initially at cost, and are recognised if it is probable that future economic benefits that are attributable to the assets will flow to the Group, and the cost of the assets can be measured reliably. After initial recognition, they are recorded at cost less accumulated amortisation and any accumulated impairment losses.

Subsequent expenditure on the intangible assets after their purchase or their completion is recognised as an expense when it is incurred unless it is probable that this expenditure will enable these assets to generate future economic benefits in excess of their originally assessed standard of performance and it can be measured and attributed to these assets reliably in which case it will be added to their costs.

Trademarks, technology know-how and software are amortised on a straight-line basis over their estimated useful lives. The amortisation period and the amortisation method are reviewed annually at each financial year end. The estimated useful lives are as follows:

Trademark of Tsingtao Beer	40 years
Other trademarks	5 — 10 years
Technology know-how	10 years
Software and others	5 — 10 years

2. Principal accounting policies *(Continued)*

(c) Intangible assets *(Continued)*

(ii) Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over a period of not more than 5 years to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. No development costs were capitalised during the year.

(iii) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group share of the net assets of the acquired subsidiary/associated company at the date of the acquisition. With respect to investments in associated companies accounted for under the equity method of accounting, goodwill is included in the carrying amount of the investments. Goodwill is amortised on a straight-line basis over its estimated life of 10 years. Any impairment arising on such goodwill is accounted for in the consolidated profit and loss account.

(iv) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down immediately to its recoverable amount.

(d) Negative goodwill

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of the acquisition.

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful lives of the identifiable acquired depreciable or amortisable assets; and the amount of negative goodwill in excess of the fair value of the acquired identifiable non-monetary assets is recognised as income immediately.

2. Principal accounting policies *(Continued)*

(e) Fixed assets and depreciation

(i) Fixed assets

Fixed assets are stated at cost or valuation amount less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Fixed assets stated at valuation are mainly fixed assets injected by the founding shareholders as a result of the reorganisation of the Group on 16 June 1993 and the value was agreed among the founding shareholders and approved by the State-Owned Assets Administration Bureau of the PRC. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed assets beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of the fixed assets.

The Group has taken advantage of the transitional provisions set out in paragraph 72 of SSAP 17, "Property, Plant and Equipment" issued by the HKSA, with the effect that certain fixed assets which are stated at revalued amounts, determined prior to 30 September 1995, have not been updated to reflect their respective fair values at the balance sheet date.

Improvements are capitalised and depreciated over their expected useful lives to the Group.

2. Principal accounting policies *(Continued)*

(e) Fixed assets and depreciation *(Continued)*

(ii) Depreciation

Except for land use rights which have no estimated residual value, depreciation is provided on a straight-line basis to write off the cost or valuation of the fixed assets less accumulated impairment losses over their estimated useful lives, after taking into account their estimated residual value of 3% of cost. The estimated useful lives of fixed assets are as follows:

Land use rights	Terms of the rights
Plants and buildings	20 — 40 years
Machinery	5 — 14 years
Motor vehicles	5 — 12 years
Other equipment	5 — 10 years

The useful lives of fixed assets and depreciation method are reviewed periodically.

The plant components are depreciated over the period to overhaul. Major costs incurred in restoring the plant components to their normal working conditions to allow continued use of the overall asset are capitalised and depreciated over the period to the next overhaul.

(iii) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment loss is recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(f) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease period.

2. Principal accounting policies *(Continued)*

(g) Long-term investments

Held-to-maturity securities are stated in the balance sheet at cost plus/less any discount/premium amortised to date. The discount or premium is amortised over the period to maturity and included as interest income/expense in the profit and loss account. Provision is made when there is a diminution in value other than temporary.

The carrying amounts of individual held-to-maturity securities or holdings of the same securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised in the profit and loss account as an expense immediately.

(i) Investment securities

Investments in debt (other than held-to-maturity securities) and equity securities which are intended to be held for an identified long-term purpose on a continuing basis, are classified as investment securities and are included in the balance sheet at cost less any provision for impairment in value.

The carrying amounts of investment securities are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amounts of such securities are reduced to their fair values. The impairment losses are recognised as expenses in the profit and loss account. These impairment losses are written back to the profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Upon disposal or transfer of the investment securities, any gain or loss thereon is accounted for in the profit and loss account.

(ii) Other investments

Securities other than investment securities or held-to-maturity securities are classified as other investments and are carried at fair value in the balance sheet. Any unrealised holding gain or loss on other investments is recognised in the profit and loss account in the period when it arises.

Upon disposal or transfer of other investments, any gain or loss thereon is accounted for in the profit and loss account.

(h) Inventories

Inventories mainly include raw materials, work-in-progress, packaging materials, auxiliary materials, low value consumables and finished goods. Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average cost basis, comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses. Low-value consumables and certain packaging materials are amortised over their estimated useful lives, using the straight-line method.

2. Principal accounting policies *(Continued)*

(i) Construction-in-progress

Construction-in-progress represents plant and properties under construction and machinery and equipment under installation and testing, and is stated at cost less accumulated impairment losses. The cost includes cost of construction, machinery and equipment and other direct costs plus borrowing costs used to finance these projects during the construction period. Construction-in-progress is not depreciated until such time when the assets are completed and ready for their intended use.

(j) Trade and other receivables

Provision is made against trade and other receivables to the extent they are considered to be doubtful. Trade and other receivables are stated at cost net of such provision.

(k) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

(l) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

(m) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave, maternity leave and paternity leave are not recognised until the time of leave.

(ii) Bonus plans

The expected cost of bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

2. Principal accounting policies *(Continued)*

(m) Employee benefits *(Continued)*

(iii) Pension obligations

Pursuant to "Temporary Regulations on Municipal Enterprise Employee Pensions and Retirement Protection for Qingdao" which became effective on 1 October 1994, the Company has provided a government-sponsored defined contribution retirement scheme ("the Scheme") for its full-time employees. Contributions to the basic retirement insurance for the Group's local employees are made monthly to a government agency based on 28.5% to 33.5% of the standard salary set by the respective provincial governments, of which 25.5% is borne by the Group and the remainder is borne by the employees. The government agency is responsible for meeting the obligations of these pension liabilities upon retirement of the employees. The Group accounts for the contributions made/to be made to the plan on an accrual basis.

A subsidiary operating in Hong Kong has established a defined contribution mandatory provident fund scheme in accordance with the Mandatory Provident Fund legislation of the government of Hong Kong. It makes monthly contributions to the scheme based on 5% of the employees' basic salaries with the maximum amount of contribution made by the subsidiary and the employees being limited to HK$12,000 (equivalent to RMB12,720) per annum per employee. The Group's contributions to the defined contribution retirement scheme are expensed as incurred.

(n) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associated companies except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

(o) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow becomes probable, it will then be recognised as a provision.

2. Principal accounting policies *(Continued)*

(p) Convertible bonds

The principal amount of the mandatory convertible bond (net of related issuance transaction cost), is recorded as equity in the balance sheet. The estimated cash flows of the expected annual interest payments payable by the Company to the bondholder, and the expected refunds from the bondholder receivable by the Company upon conversion of the bonds (assuming mandatory conversion occurs upon the expiry of the contracted conversion period) are discounted into their respective net present values using the average borrowing rate of the Company. The difference between the two net present values ("Discounted Net Present Value") has been offset against the principal amount of the bonds issued and is presented as a deferred liability under long-term liabilities in the balance sheet. The deferred liability is amortised on a straight-line basis and recognised as income of the Company throughout the expected conversion period. Actual bond interest expenses paid and payable by the Company before conversion are presented as deposits, prepayment and other receivable in the balance sheet.

(q) Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the Company and the revenue and costs, if applicable, can be measured reliably, revenue is recognised on the following bases:

(i) Sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred to customers.

(ii) Interest income from bank deposits and investment is recognised on a time proportion basis on the principal outstanding and at the rate applicable.

(iii) Dividend income is recognised when the right to receive payment is established.

(iv) Operating lease rental income is recognised on a straight-line basis.

(r) Government grants

A government grant is recognised as other revenue, when there is reasonable assurance that the Group will comply with the conditions attaching with it and the right to receive is established.

2. Principal accounting policies *(Continued)*

(s) Borrowing costs

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed as incurred, except when they are directly attributable to the acquisition, construction or production of the assets that necessarily takes a substantial period of time to prepare for its intended use in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised at the weighted average cost of the related borrowings until the asset is ready for its intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

(t) Segments

The Group is principally engaged in the production and distribution of beer products. Hence, no business segment information is prepared. In accordance with the Group's internal financial reporting structure, the operations of the Group can be classified into 5 primary geographical segments. These segments are the basis upon which the Group reports its primary segment information. Financial information on geographical segments is presented in Note 3.

Segment revenues, segment expenses and segment results include transfers between geographical segments. Such transfers are accounted for in the ordinary course of business and eliminated on consolidation.

Unallocated assets and liabilities represent corporate assets and liabilities.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, fixed assets, inventories, receivables and operating cash, and mainly exclude investments in securities. Segment liabilities comprise operating liabilities and exclude items such as certain corporate borrowings. Capital expenditures comprise additions to intangible assets (excluding goodwill) and fixed assets, including additions arising from acquisitions of subsidiaries.

In respect of geographical segment reporting, sales are based on the region in which the customer is located. Total assets and capital expenditures are where the assets are located.

3. Segmental reporting

The Group is mainly engaged in the production and distribution of beer products. Accordingly, no analysis of business segment information is provided.

The Group's activities are conducted in the PRC. An analysis by geographical segment is as follows:

	2004						
	Qing Dao Region *RMB'000*	Other Shan Dong Region *RMB'000*	Hua Bei Region *RMB'000*	Hua Nan Region *RMB'000*	Overseas segment *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
TURNOVER							
External sales	2,213,397	817,146	1,866,312	2,513,009	293,092	–	7,702,956
Inter-segment sales	255,957	172,964	55,060	26,522	522	(511,025)	–
Total turnover	2,469,354	990,110	1,921,372	2,539,531	293,614	(511,025)	7,702,956
RESULTS							
Segment results	422,013	(35,393)	42,983	152,823	82,744	–	665,170
Unallocated expenses, net							(104,129)
Operating profit							561,041
Finance costs							(45,251)
Share of profits less losses of associated companies	(25,325)	–	–	–	–	–	(25,325)
Profit before taxation							490,465
Taxation							(186,391)
Profit after taxation							304,074
Minority interests							(18,911)
Profit attributable to shareholders							285,163

3. Segmental reporting *(Continued)*

	2004						
	Qing Dao Region *RMB'000*	Other Shan Dong Region *RMB'000*	Hua Bei Region *RMB'000*	Hua Nan Region *RMB'000*	Overseas segment *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
ASSETS							
Segment assets	6,087,513	1,207,272	2,283,693	4,105,188	–	(4,809,010)	8,874,656
Interests in associated companies	71,641	–	–	–	–	–	71,641
Unallocated assets							874,236
Total assets							9,820,533
LIABILITIES							
Segment liabilities	1,383,194	992,204	1,615,106	2,671,255	–	(2,795,823)	3,865,936
Unallocated liabilities							656,136
Total liabilities							4,522,072
OTHER INFORMATION							
Capital expenditure	121,747	46,227	660,992	573,756	–	–	1,402,722
Depreciation	111,604	84,516	139,488	186,785	–	–	522,393
Amortisation	7,306	180	692	2,686	–	–	10,864
Impairment charge recognised in profit and loss account — fixed assets	5,175	3,805	31,579	21,942	–	–	62,501

3. Segmental reporting *(Continued)*

	2003						
	Qingdao Region *RMB'000*	Other Shandong Region *RMB'000*	Hua Bei Region *RMB'000*	Hua Nan Region *RMB'000*	Overseas segment *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
TURNOVER							
External sales	1,795,540	934,537	1,426,702	2,177,342	379,664	—	6,713,785
Inter-segment sales	208,957	2,330	91,123	219,289	—	(521,699)	—
Total turnover	2,004,497	936,867	1,517,825	2,396,631	379,664	(521,699)	6,713,785
Results							
Segment results	348,685	(27,959)	35,192	156,136	125,116	—	637,170
Unallocated expenses, net							(110,756)
Operating profit							526,414
Finance costs							(101,799)
Share of profits less losses of associated companies	(7,251)	—	—	—	—	—	(7,251)
Profit before taxation							417,364
Taxation							(134,988)
Profit after taxation							282,376
Minority interests							(37,331)
Profit attributable to shareholders							245,045

3. Segmental reporting *(Continued)*

	2003						
	Qingdao Region *RMB'000*	Other Shandong Region *RMB'000*	Hua Bei Region *RMB'000*	Hua Nan Region *RMB'000*	Overseas segment *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
ASSETS							
Segment assets	5,383,778	1,284,197	1,837,337	3,942,517	—	(3,981,235)	8,466,594
Interests in associated companies	21,197	—	—	—	—	—	21,197
Unallocated assets							435,778
Total assets							8,923,569
LIABILITIES							
Segment liabilities	904,606	1,030,757	1,206,927	2,442,646	—	(2,092,823)	3,492,113
Unallocated liabilities							437,165
Total liabilities							3,929,278
OTHER INFORMATION							
Capital expenditure	105,398	114,383	96,344	234,748	—	—	550,873
Depreciation	130,466	66,801	109,307	214,276	—	—	520,850
Amortisation	11,499	84	773	2,502	—	—	14,858
Impairment charge recognised in profit and loss accounts — fixed assets	8,839	12,141	18,793	6,529	—	—	46,302

Note a: The segment represented sales of goods to regions (including Hong Kong) out of the PRC through the Group's overseas subsidiary or the Group's PRC branch and subsidiary established for overseas sales. Separable segment assets and liabilities are insignificant to the Group as a whole.

4. Turnover and other revenues

Net revenues recognised during the year are as follows:

	2004	2003
	RMB'000	*RMB'000*
Turnover from sales of goods	**7,702,956**	6,713,785
Other revenues, net:		
— Government grants *(i)*	**75,586**	62,885
— Profits from sales of scrap materials	**13,789**	10,836
— Other expenses	**(85,862)**	(51,032)
	3,513	22,689
Total net revenues	**7,706,469**	6,736,474

(i) In connection with the acquisitions of certain subsidiaries of the Group in prior years, the Group had entered into various agreements with the relevant municipal governments that these subsidiaries could enjoy certain financial incentives granted by the governments, mainly including financial subsidies determined with reference to the amounts of taxes paid by these subsidiaries.

5. Operating profit

Operating profit is stated after charging/(crediting) the following:

	2004	2003
	RMB'000	*RMB'000*
Crediting		
Net exchange gain	**(6,211)**	—
Amortisation of negative goodwill (included in other revenues, net)	**(19,260)**	(10,244)
Charging		
Cost of inventories (including direct materials, direct labor and overheads)	**5,027,430**	4,326,079
Staff costs (including directors' emoluments) *(Note 11)*	**552,985**	586,847
Depreciation of owned fixed assets *(Note 14)*	**522,393**	520,850
Amortisation of intangible assets *(Note 13)*		
— Trademarks (included in administrative expenses)	**2,606**	2,584
— Technology know-how (included in administrative expenses)	**2,196**	1,863
— Software and others (included in administrative expenses)	**2,159**	1,497
— Goodwill (included in administrative expenses)	**23,163**	17,494
Auditors' remuneration	**6,010**	5,861
Operating lease rentals on land and buildings	**9,593**	8,747
Provision for doubtful accounts	**25,054**	16,168
Provision for outstanding litigation *(Note 26(a))*	**27,000**	—
Impairment losses on fixed assets (included in other revenues, net)	**62,501**	46,302
Loss on disposal of fixed assets, net	**5,700**	12,645
Write-down of inventories to net realisable value	**19,819**	2,550
Compensation costs due to closure of a plant *(Note 17(i))*	**3,630**	—
Net exchange loss	—	7,081
Research and development costs	**4,175**	3,357

6. Finance costs

	2004	2003
	RMB'000	*RMB'000*
Interest on bank loans and overdrafts (wholly repayable within 5 years)	**45,251**	103,614
Less: amounts capitalised in construction-in-progress	**—**	(1,815)
Total	**45,251**	101,799

7. Taxation

(a) Profits tax

	2004	2003
	RMB'000	*RMB'000*
Current taxation		
— Hong Kong profits tax (i)	**1,635**	1,514
— PRC Enterprise Income Tax (ii)	**169,262**	128,971
Write-off of deferred tax assets previously recognised	**—**	5,101
Less: Deferred taxation relating to utilisation/(reversal) of temporary differences	**15,494**	(598)
Total	**186,391**	134,988

Reconciliation of statutory tax rate to effective tax rate:

	2004	2003
Statutory tax rate	**33%**	33%
Loss sustained by subsidiaries of which no deferred tax assets have been recognised	**18%**	19%
Effect of different taxation rates in different regions	**(15%)**	(18%)
Others	**2%**	(2%)
Effective tax rate	**38%**	32%

(i) Hong Kong profits tax

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the year.

7. Taxation *(Continued)*

(a) Profits tax *(Continued)*

(ii) PRC Enterprise Income Tax ("EIT")

EIT is provided on the estimated assessable income of the year calculated in accordance with the relevant regulations of the PRC after considering all available tax benefits from refunds and allowances.

In accordance with an approval document dated 18 April 1994 issued by the State Administration of Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15%, effective from the date of establishment of the Company. This rate will remain effective until and unless the enterprise income tax law and regulations change otherwise. The Company received a confirmation from the Ministry of Finance of Qingdao on 23 March 1997, stating that this preferential tax treatment would not be terminated until further notice.

Tsingtao Brewery (Sanshui) Company Limited ("Sanshui Company"), Tsingtao Brewery (Chenzhou) Company Limited ("Chenzhou Company") and Shenzhen Tsingtao Beer Asahi Company Limited ("Shenzhen Company") were approved as enterprises with foreign investment and therefore, they are exempt from EIT for two years starting from the first profit-making year after offsetting prior year tax losses, followed by a 50% reduction for the next three consecutive years thereafter. The current year was the fifth profitable year of Sanshui Company, the third profitable year for Chenzhou Company and the fourth profitable year for Shenzhen Company. Accordingly, EIT for Sanshui Company, Chenzhou Company and Shenzhen Company were provided at reduced rates of 12%, 16.5% and 7.5%, respectively.

Shenzhen Tsingtao Brewery Sales Company Limited, Tsingtao Brewery Huanan Holding Company Limited, Tsingtao Brewery (Zhuhai) Company Limited, Tsingtao Brewery (Doumen) Melt Company Limited, Tsingtao Brewery (Xiamen) Company Limited and Tsingtao Brewery (Xiamen) Sales Company Limited were established in the Shenzhen, Zhuhai and Xiamen Special Economic Zones, respectively, where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 15%.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a standard rate of 33% based on their respective assessable income for the year.

(b) Value-added tax ("VAT")

According to "The People's Republic of China Value-added Tax Temporary Regulations", the Group is subject to output VAT which is calculated at 17% of the domestic sales amount of tangible goods and the "exempt, credit, refund" method on goods exported providing a tax refund at the rate of 13%. The Group also pays input VAT on its purchases of raw materials and auxiliary materials which is deducted against output VAT in arriving at the net VAT amount payable to the PRC Government.

(c) Consumption tax

The Ministry of Finance of the PRC and the SAT issued the "Notice for changes in consumption tax for alcoholic products" (Cai Shui [2001] No. 84), which states that for beer products with an ex-factory price (including packaging materials and related deposits) of RMB3,000 or above per ton, the consumption tax is RMB250 per ton. For all other beer products sold below that price, the consumption tax is levied at RMB220 per ton.

8. Profit attributable to shareholders

The profit attributable to shareholders includes profit of approximately RMB329,045,000 (2003: RMB406,748,000) which has been dealt with in the accounts of the Company.

9. Dividends

	2004	2003
	RMB'000	*RMB'000*
Dividends paid:		
Dividends for 2003 of RMB0.20 per ordinary share (2003: dividends for 2002 at RMB0.22 per ordinary share)	**211,000**	218,900
Dividends proposed:		
Final dividends for 2004 of RMB0.15 per ordinary share proposed in 2005 (2003: RMB0.20 per ordinary share proposed in 2004)	**196,233**	212,000

At a board meeting held on 11 April 2005, the directors proposed a final dividend of RMB0.15 per share for 2004. This proposed dividends have not been reflected as dividends payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2005.

10. Earnings per share

The calculation of basic earnings per share and diluted earnings per share are based on the Group's profit attributable to shareholders of approximately RMB 285,163,000 (2003: RMB245,045,000).

The basic earnings per share is based on the weighted average number of 1,060,000,000 (2003: 1,030,000,000 ordinary shares) ordinary shares in issue during the year. The diluted earnings per share is based on 1,294,137,362 (2003: 1,140,018,000) ordinary shares which is the weighted average number of ordinary shares in issue during the year plus the weighted average number of 234,137,362 (2003: 110,018,000) ordinary shares deemed to be issued if all outstanding convertible bonds *(mentioned in Note 28)* had been converted into shares as at 1 January 2004.

11. Staff costs (including directors' emoluments)

	2004	2003
	RMB'000	*RMB'000*
Wages and salaries	**451,351**	474,766
Social security costs	**33,216**	47,325
Pension costs — defined contribution plans	**67,133**	62,577
Staff employment medical benefits	**1,285**	2,179
Total	**552,985**	586,847

12. Emoluments of directors, supervisory committee members and the five highest paid individuals

(a) Directors' emoluments

	2004 *RMB'000*	2003 *RMB'000*
Non-executive directors		
— Directors' fees	—	—
— Other emoluments	**230**	200
Executive directors		
— Directors' fees	—	—
— Salaries, allowances and benefits-in-kind	**934**	613
— Retirement fund contributions	**34**	26
Total	**1,198**	839

(b) Five highest paid individuals

Details of emoluments paid to the five highest paid individuals are summarised below. Four of these personnel (2003: Nil) are directors or supervisory committee members of the Company:

	2004 *RMB'000*	2003 *RMB'000*
Basic salaries, allowances and benefits-in-kind	**1,153**	1,024
Retirement fund contributions	**42**	26
Total	**1,195**	1,050

(c) Supervisory committee members' emoluments

The emoluments of the five existing and former committee members are as follows:

	2004 *RMB'000*	2003 *RMB'000*
Basic salaries, allowances and benefits-in-kind	**514**	526
Retirement fund contributions	**34**	35
Total	**548**	561

12. Emoluments of directors, supervisory committee members and the five highest paid individuals *(Continued)*

(c) Supervisory committee members' emoluments *(Continued)*

For the year ended 31 December 2004, emoluments of each of the directors and the five highest paid individuals (including directors, supervisory committee members and employees) were less than RMB1,060,000 (equivalent to HK$1,000,000) (2003: same) and no (2003: no) director has waived or agreed to waive any emoluments. During the year, no emoluments (2003: nil) were paid to the five highest paid individuals as an inducement to join the Company or as compensation for loss of office. In addition, emoluments of RMB230,000 (2003: RMB200,000) were paid to non-executive directors.

13. Intangible assets

(a) Group

	2004				
	Goodwill	Trademarks	Technology know-how	Software and others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Year ended 31 December 2004					
Opening net book amount	151,306	76,726	10,246	18,763	257,041
Additions	85,858*	151	—	9,637	95,646
Additions from subsidiaries acquired	—	—	—	60	60
Amortisation	(23,163)	(2,606)	(2,196)	(2,159)	(30,124)
Closing net book amount	214,001	74,271	8,050	26,301	322,623
At 31 December 2004					
Cost	280,378	103,497	18,629	33,386	435,890
Accumulated amortisation	(66,377)	(29,226)	(10,579)	(7,085)	(113,267)
Net book amount	214,001	74,271	8,050	26,301	322,623
At 31 December 2003					
Cost	194,520	103,346	18,629	23,689	340,184
Accumulated amortisation	(43,214)	(26,620)	(8,383)	(5,104)	(83,321)
Written back on disposals	—	—	—	178	178
Net book amount	151,306	76,726	10,246	18,763	257,041

* Additions of goodwill in 2004 mainly arose from acquisitions of new subsidiaries *(see Notes 17 (ii) (c) and (d) for details)* and a new associated company (see *Note 18 (b)* for details).

13. Intangible assets *(Continued)*

(b) Company

	2004		
	Trademarks *RMB'000*	Software and others *RMB'000*	Total *RMB'000*
Year ended 31 December 2004			
Opening net book amount	73,750	7,618	81,368
Additions	—	1,166	1,166
Amortisation	(2,437)	(966)	(3,403)
Closing net book amount	71,313	7,818	79,131
At 31 December 2004			
Cost	100,000	10,088	110,088
Accumulated amortisation	(28,687)	(2,270)	(30,957)
Net book amount	71,313	7,818	79,131
At 31 December 2003			
Cost	100,000	8,922	108,922
Accumulated amortisation	(26,250)	(1,304)	(27,554)
Net book amount	73,750	7,618	81,368

(i) Trademarks

Trademarks mainly include the "TSINGTAO BEER" trademark which was injected by the founding shareholders into the Company on 16 June 1993 as their capital contributions. The recorded value of the trademark was assessed based on the results of a valuation approved by the State-Owned Assets Administration Bureau of the PRC.

In the opinion of the directors, the above trademark is essential to the operations of the Company and it is expected to bring enduring economic benefits to the Group and the Company continuously. Therefore, it is amortised over a period of 40 years, which is longer than the presumed period of 20 years prescribed by SSAP 29.

Other trademarks were acquired as a result of acquisitions of certain subsidiaries. They are amortised over their estimated useful lives ranging from 5 to 10 years. The costs of these intangible assets were determined based on their fair value at the respective dates of acquisition.

(ii) Technology know-how

Technology know-how was injected by a minority shareholder of a subsidiary into that subsidiary during its reorganisation. It was recorded at a value agreed among all the shareholders of the subsidiary and is amortised over an expected period of inflow of economic benefits of 10 years.

In the opinion of the directors, the underlying value of these assets was not less than their carrying values in the books of the Company and of the Group as at 31 December 2004.

14. Fixed assets

(a) Group

The movements in fixed assets are as follows:

	2004					
	Land use rights *RMB'000*	**Plants and buildings** *RMB'000*	**Machinery** *RMB'000*	**Motor vehicles** *RMB'000*	**Other equipment** *RMB'000*	**Total** *RMB'000*
Cost or valuation						
At 1 January 2004	647,189	2,391,588	4,602,799	413,170	230,486	8,285,232
Transfer-in from construction-in-progress	—	79,655	263,485	502	8,441	352,083
Additions	3,583	125,054	157,872	38,615	55,958	381,082
Acquisitions of subsidiaries	111,948	227,867	412,282	31,945	6,942	790,984
Disposal of subsidiaries	—	—	(7,974)	(21,626)	(1,243)	(30,843)
Other disposals	(54,599)	(106,632)	(152,605)	(64,788)	(20,094)	(398,718)
At 31 December 2004	708,121	2,717,532	5,275,859	397,818	280,490	9,379,820
Accumulated depreciation, amortisation and impairment loss						
At 1 January 2004	110,912	522,263	1,895,316	170,119	119,075	2,817,685
Charge for the year	13,644	68,842	358,615	41,540	39,752	522,393
Acquisitions of subsidiaries	2,612	78,153	195,424	15,210	3,499	294,898
Disposal of subsidiaries	—	—	(540)	(2,159)	(228)	(2,927)
Written back on disposal	(14,640)	(23,971)	(78,305)	(31,660)	(5,987)	(154,563)
Impairment charge for the year	—	10,334	45,864	6,303	—	62,501
Write-back of impairment charge*	—	(26,184)	(15,286)	(1,286)	—	(42,756)
At 31 December 2004	112,528	629,437	2,401,088	198,067	156,111	3,497,231
Net book value						
At 31 December 2004	595,593	2,088,095	2,874,771	199,751	124,379	5,882,589
At 1 January 2004	536,277	1,869,325	2,707,483	243,051	111,411	5,467,547

14. Fixed assets *(Continued)*

(a) Group *(Continued)*

The analysis of the above assets at cost or valuation as at 31 December 2004 is as follows:

	2004					
	Land use rights	**Plants and buildings**	**Machinery**	**Motor vehicles**	**Other equipment**	**Total**
	RMB'000	***RMB'000***	***RMB'000***	***RMB'000***	***RMB'000***	***RMB'000***
At cost	584,609	2,428,452	4,848,521	390,003	280,490	8,532,075
At valuation	123,512	289,080	427,338	7,815	—	847,745
	708,121	2,717,532	5,275,859	397,818	280,490	9,379,820

The analysis of the above assets at cost or valuation as at 31 December 2003 is as follows:

	2003					
	Land use rights	Plants and buildings	Machinery	Motor vehicles	Other equipment	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
At cost	523,677	2,102,508	4,175,461	405,355	230,486	7,437,487
At valuation	123,512	289,080	427,338	7,815	—	847,745
	647,189	2,391,588	4,602,799	413,170	230,486	8,285,232

* During the year ended 31 December 2004, certain plants and buildings, machinery and motor vehicles were disposed. Accordingly, the associated impairment losses of the aforesaid fixed assets were written back.

14. Fixed assets *(Continued)*

(b) Company

The movements in fixed assets are as follows:

	2004					
	Land use rights *RMB'000*	**Plants and buildings** *RMB'000*	**Machinery** *RMB'000*	**Motor vehicles** *RMB'000*	**Other equipment** *RMB'000*	**Total** *RMB'000*
Cost or valuation						
At 1 January 2004	87,411	528,375	1,257,860	139,670	99,070	2,112,386
Transfer-in from construction-in-progress	—	17,607	45,747	—	5,350	68,704
Additions	—	9,259	22,602	8,951	24,456	65,268
Disposals	—	(935)	(24,731)	(41,219)	(4,901)	(71,786)
At 31 December 2004	87,411	554,306	1,301,478	107,402	123,975	2,174,572
Accumulated depreciation, amortisation and impairment loss						
At 1 January 2004	18,264	137,023	756,365	87,639	48,651	1,047,942
Charge for the year	1,811	13,381	74,438	12,792	17,440	119,862
Written back on disposal	—	(850)	(17,740)	(20,121)	(4,532)	(43,243)
Impairment charge for the year	—	1,180	3,946	—	—	5,126
At 31 December 2004	20,075	150,734	817,009	80,310	61,559	1,129,687
Net book value						
At 31 December 2004	67,336	403,572	484,469	27,092	62,416	1,044,885
At 1 January 2004	69,147	391,352	501,495	52,031	50,419	1,064,444

14. Fixed assets *(Continued)*

(b) Company *(Continued)*

The analysis of the above assets at cost or valuation as at 31 December 2004 is as follows:

	2004					
	Land use rights	**Plants and buildings**	**Machinery**	**Motor vehicles**	**Other equipment**	**Total**
	RMB'000	***RMB'000***	***RMB'000***	***RMB'000***	***RMB'000***	***RMB'000***
At cost	5,011	334,430	931,594	102,560	123,975	1,497,570
At valuation	82,400	219,876	369,884	4,842	—	677,002
	87,411	554,306	1,301,478	107,402	123,975	2,174,572

The analysis of the above assets at cost or valuation as at 31 December 2003 is as follows:

	2003					
	Land use rights	Plants and buildings	Machinery	Motor vehicles	Other equipment	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
At cost	5,011	308,500	887,976	134,828	99,069	1,435,384
At valuation	82,400	219,876	369,884	4,842	—	677,002
	87,411	528,376	1,257,860	139,670	99,069	2,112,386

All the land and buildings of the Group and of the Company are located in the PRC. The useful lives of the land use rights of the Group and of the Company are 50 years.

An aggregate carrying value of approximately RMB275,570,000 (2003: Nil) of the Group's land use right, buildings, machinery and equipment and motor vehicles as at 31 December 2004 have been pledged as security for certain bank loans of approximately RMB165,500,000 (2003: Nil) of the Group *(Note 25)*.

As at 31 December 2004, land use right certificates ("Land Certificates") of certain parcels of land of the Group with an aggregate carrying value of approximately RMB35,072,000 (2003: RMB35,499,000) and ownership certificates of certain buildings ("Building Ownership Certificates") of the Group with an aggregate carrying value of approximately RMB310,844,000 (2003: RMB356,360,000) had not yet been obtained by the Group. After consultation made with the Company's legal counsel, the directors consider that there is no legal restriction for the Group and the Company to apply for and obtain the Land Certificates and Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group and the Company. Accordingly, no provision for fixed assets impairment was considered necessary.

14. Fixed assets *(Continued)*

In addition, as at 31 December 2004, the operating facilities of certain subsidiaries of the Group were located on parcels of allocated land ("Allocated Lands") owned by certain local municipal governments. The carrying values of the associated buildings and facilities constructed thereon were approximately RMB21,885,000 (2003: RMB136,317,000). The Group is in the process of applying for the transfer of the legal title of these Allocated Lands to the Group.

The carrying amount of revalued assets of the Group would have been approximately RMB321,000,000 (2003: RMB355,000,000) had they been stated at cost less accumulated depreciation.

15. Construction-in-progress

The movements in construction-in-progress are as follows:

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
At 1 January	**210,144**	208,575	**68,347**	70,009
Additions	**220,808**	378,226	**38,733**	62,197
Interest expenses capitalised	**—**	1,815	**—**	—
Transfer to fixed assets	**(352,083)**	(357,898)	**(68,704)**	(56,493)
Other transfers	**(16,258)**	(20,574)	**(10,996)**	(7,366)
At 31 December	**62,611**	210,144	**27,380**	68,347

There were no (2003: RMB1,815,000 with capitalisation rate 4.78%) borrowing costs eligible for capitalisation as part of the costs of the related assets during the year.

16. Long-term investments

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Investment securities, unlisted and at cost	**17,880**	17,930	**17,693**	16,853

In the opinion of the directors, the underlying values of long-term investments as at 31 December 2004 were not less than the carrying amounts of such investments in the books of the Company and of the Group as at that date.

17. Investments in subsidiaries

	Company	
	2004	2003
	RMB'000	*RMB'000*
Unlisted investments, at cost	**1,884,750**	1,653,555

Amounts due from subsidiaries as at 31 December 2004 are unsecured, non-interest bearing and have no fixed repayment terms.

As at 31 December 2004, the Company had arranged advances and loans, amounting to approximately RMB2,345,371,000 (2003: RMB1,820,972,000) to subsidiaries through entrusted loan arrangement made with banks in the PRC. All these entrusted loans are unsecured and will mature within one year. Entrusted loans amounted to approximately RMB1,428,320,000 (2003: RMB1,026,210,000) are interest-free, and the remaining outstanding entrusted loan balances are interest-bearing at rates ranging from 2% to 5.02% per annum (2003: 2% to 4.78% per annum).

None of the subsidiaries had any loan capital outstanding at 31 December 2004 or at any time during the year.

In the opinion of the directors, the underlying value of each of the investment in subsidiaries as at 31 December 2004 was not less than their carrying value as at that date.

(i) As at 31 December 2004, particulars of the principal subsidiaries of the Company are as follows:

Name of subsidiaries	Place of establishment and principal operation	Legal status	Registered capital	Equity interest held by the Company (%)		Principal activities
				Directly	*Indirectly*	
Tsingtao Brewery Huanan Holding Company Limited ("Huanan Holding Company") *(ii) (b) and Note 18(b)*	Shenzhen, the PRC	limited liability company	RMB200,000,000	95%	—	Investment holding
Tsingtao Brewery (Zhuhai) Company Limited	Zhuhai, the PRC	limited liability company	RMB60,000,000	—	72.83%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Sanshui) Company Limited	Sanshui, the PRC	limited liability company	RMB41,335,505	—	71.25%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Chenzhou) Company Limited	Chenzhou, the PRC	limited liability company	RMB70,000,000	—	84.36%	Manufacturing and domestic trading of beer

17. Investments in subsidiaries *(Continued)*

(i) As at 31 December 2004, particulars of the principal subsidiaries of the Company are as follows: *(Continued)*

Name of subsidiaries	Place of establishment and principal operation	Legal status	Registered capital	Equity interest held by the Company (%)		Principal activities
				Directly	*Indirectly*	
Tsingtao Brewery (Huangshi) Company Limited	Huangshi, the PRC	limited liability company	RMB5,000,000	—	90.25%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Yingcheng) Company Limited	Yingcheng, the PRC	limited liability company	RMB5,000,000	—	90.25%	Manufacturing and domestic trading of beer
Shenzhen Tsingtao Beer Asahi Company Limited	Shenzhen, the PRC	limited liability company	US$30,000,000	51%	—	Manufacturing and trading of beer
Shenzhen Tsingtao Brewery Sales Company Limited	Shenzhen, the PRC	limited liability company	RMB20,000,000	95%	—	Domestic trading of beer
Tsingtao Brewery Huadong Holding Company Limited ("Huadong Holding Company") *(c)*	Shanghai, the PRC	limited liability company	RMB100,000,000	95%	—	Investment holding
Tsingtao Brewery Huadong Shanghai Sales Company Limited	Shanghai, the PRC	limited liability company	RMB3,000,000	—	94.05%	Domestic trading of beer
Tsingtao Brewery Huadong Nanjing Sales Company Limited	Nanjing, the PRC	limited liability company	RMB1,000,000	—	93.88%	Domestic trading of beer
Tsingtao Brewery (Shanghai) Company Limited	Shanghai, the PRC	limited liability company	RMB50,000,000	—	90.25%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Wuhu) Limited Company	Wuhu, the PRC	limited liability company	RMB20,000,000	—	85.50%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Maanshan) Company Limited	Maanshan, the PRC	limited liability company	RMB5,000,000	—	91.25%	Manufacturing and domestic trading of beer

17. Investments in subsidiaries *(Continued)*

(i) As at 31 December 2004, particulars of the principal subsidiaries of the Company are as follows: *(Continued)*

Name of subsidiaries	Place of establishment and principal operation	Legal status	Registered capital	Equity interest held by the Company (%)		Principal activities
				Directly	*Indirectly*	
Tsingtao Brewery Shanghai Songjiang Company Limited	Shanghai, the PRC	limited liability company	US$36,640,000	75%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery (Shouguang) Company Limited	Shouguang, the PRC	limited liability company	RMB60,606,060	99%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery (Weifang) Company Limited	Weifang, the PRC	limited liability company	RMB5,000,000	70%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery No. 3 Company Limited	Pingdu, the PRC	limited liability company	RMB10,000,000	95%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery (Xuzhou) Company Limited ("Xuzhou Company") *(ii) (a)*	Peixian, the PRC	limited liability company	RMB39,336,899	66%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery (Xuzhou Pengcheng) Company Limited ("Xuzhou Pengcheng") *(ii) (a)*	Pengcheng, the PRC	limited liability company	RMB5,000,000	90%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery (Xuecheng) Company Limited	Xuecheng, the PRC	limited liability company	RMB45,000,000	85%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery (Tengzhou) Company Limited	Tengzhou, the PRC	limited liability company	RMB15,000,000	95%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery (Taierzhuang) Malt Company Limited	Taierzhuang, the PRC	limited liability company	RMB5,000,000	—	86.20%	Manufacturing and domestic trading of malt

17. Investments in subsidiaries *(Continued)*

(i) As at 31 December 2004, particulars of the principal subsidiaries of the Company are as follows: *(Continued)*

Name of subsidiaries	Place of establishment and principal operation	Legal status	Registered capital	Equity interest held by the Company (%)		Principal activities
				Directly	*Indirectly*	
Beijing Three Ring Asia Pacific Beer Company Limited ("Beijing Three Ring") *(a)*	Beijing, the PRC	limited liability company	US$28,900,000	29%	25%	Manufacturing and domestic trading of beer
Beijing Five Star Tsingtao Brewery Company Limited	Beijing, the PRC	limited liability company	RMB862,000,000	37.64%	25%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Fuzhou) Company Limited	Fuzhou, the PRC	limited liability company	US$26,828,100	75%	25%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Langfang) Company Limited ("Langfang Company") *(b)*	Langfang, the PRC	limited liability company	RMB20,000,000	—	72.30%	Manufacturing and domestic trading of beer
Tsingtao Brewery Xian Company Limited ("Xian Company") *(g)*	Xian, the PRC	limited liability company	RMB222,200,000	76.10%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery Weinan Company Limited	Weinan, the PRC	limited liability company	RMB50,000,000	28%	54.79%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Anshan) Company Limited	Anshan, the PRC	limited liability company	RMB50,000,000	60%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery (Xingkaihu) Company Limited	Jixi, the PRC	limited liability company	RMB20,000,000	95%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery (Mishan) Company Limited	Mishan, the PRC	limited liability company	RMB20,000,000	95%	—	Manufacturing and domestic trading of beer

17. Investments in subsidiaries *(Continued)*

(i) As at 31 December 2004, particulars of the principal subsidiaries of the Company are as follows: *(Continued)*

Name of subsidiaries	Place of establishment and principal operation	Legal status	Registered capital	Equity interest held by the Company (%)		Principal activities
				Directly	*Indirectly*	
Tsingtao Brewery (Haerbin) Company Limited	Haerbin, the PRC	limited liability company	RMB22,000,000	95%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery (Penglai) Company Limited	Penglai, the PRC	limited liability company	RMB37,500,000	80%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery (Rongcheng) Company Limited	Rongcheng, the PRC	limited liability company	RMB20,000,000	70%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery Import/Export Company Limited	Qingdao, the PRC	limited liability company	RMB11,000,000	97.73%	—	Import/Export trading of beer
Tsingtao Brewery (No. 5) Company Limited ("No.5 Company") *(Note 18 (a))*	Qingdao, the PRC	limited liability company	RMB34,610,000	93.79%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery Kai Fa Company Limited	Qingdao, the PRC	limited liability company	RMB1,320,000	100%	—	Domestic trading of beer
Tsingtao Brewery (Pingyuan) Company Limited	Pingyuan, the PRC	limited liability company	RMB5,000,000	90%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery (Rizhao) Company Limited	Rizhao, the PRC	limited liability company	RMB10,000,000	95%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery (Heze) Company Limited	Heze, the PRC	limited liability company	RMB10,000,000	90%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery (Chongqing) Company Limited	Chongqing, the PRC	limited liability company	RMB7,000,000	95%	—	Manufacturing and domestic trading of beer

17. Investments in subsidiaries *(Continued)*

(i) As at 31 December 2004, particulars of the principal subsidiaries of the Company are as follows: *(Continued)*

Name of subsidiaries	Place of establishment and principal operation	Legal status	Registered capital	Equity interest held by the Company (%)		Principal activities
				Directly	*Indirectly*	
Tsingtao Brewery (Taizhou) Company Limited ("Taizhou Company") *(c)*	Taizhou, the PRC	limited liability company	RMB10,000,000	—	90.25%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Hong Kong) Trading Company Limited ("Hong Kong Company") *(a), (e)*	Hong Kong	limited liability company	HK$500,000	100%	—	Trading of Tsingtao beer in Hong Kong
Tsingtao Brewery (Hanzhong) Company Limited	Hanzhong, the PRC	limited liability company	RMB29,410,000	—	50.23%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Doumen) Malt Company Limited ("Doumen Melt") *(Note 35 (c))*	Zhuhai, the PRC	limited liability company	RMB10,000,000	—	85.82%	Manufacturing and domestic trading of malt
Tsingtao Brewery (Luzhou) Company Limited ("Luzhou Company") *(d)*	Luzhou, the PRC	limited liability company	RMB111,110,000	95%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery (Nanjing) Company Limited	Nanjing, the PRC	limited liability company	US$5,000,000	75%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery (Suqian) Company Limited ("Suqian Company") *(ii) (a)*	Suqian, the PRC	limited liability company	RMB10,000,000	95%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery Beifang Sales Company Limited	Beijing, the PRC	limited liability company	RMB29,980,000	80%	10.84%	Domestic trading of beer
Tsingtao Brewery Haerbin Northeast Sales Company Limited	Haerbin, the PRC	limited liability company	RMB10,000,000	85%	14.25%	Domestic trading of beer

17. Investments in subsidiaries *(Continued)*

(i) As at 31 December 2004, particulars of the principal subsidiaries of the Company are as follows: *(Continued)*

Name of subsidiaries	Place of establishment and principal operation	Legal status	Registered capital	Equity interest held by the Company (%)		Principal activities
				Directly	*Indirectly*	
Tsingtao Brewery (Laoshan) Company Limited	Qingdao, the PRC	limited liability company	RMB16,635,592	50%	46.90%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Tengzhou) Huaihai Sales Company Limited	Tengzhou, the PRC	limited liability company	RMB500,000	—	90%	Domestic trading of beer
Tsingtao Brewery (Suzhou) Company Limited	Taicang, the PRC	limited liability company	RMB5,000,000	10%	85.50%	Manufacturing and domestic trading of beer
Tsingtao Brewery Huadong Hangzhou Sales Company Limited	Hangzhou, the PRC	limited liability company	RMB1,000,000	—	94.05%	Domestic trading of beer
Tsingtao Brewery Huadong Suzhou Sales Company Limited	Suzhou, the PRC	limited liability company	RMB3,000,000	—	76.10%	Domestic trading of beer
Tsingtao Brewery Xinan Sales Company Limited	Chengdu, the PRC	limited liability company	RMB2,000,000	60%	38%	Domestic trading of beer
Tsingtao Brewery (Suizhou) Company Limited	Suizhou, the PRC	limited liability company	RMB24,000,000	—	85.50%	Manufacturing and domestic trading of beer
Tsingtao Xianghong Shangwu Company Limited	Qingdao, the PRC	limited liability company	RMB1,000,000	95%	—	Car rental services
Tsingtao Brewery Chenzhou Sales Company Limited	Chenzhou, the PRC	limited liability company	RMB1,000,000	—	94.47%	Domestic trading of beer
Tsingtao Brewery Luzhong (Weifang) Sales Company Limited	Weifang, the PRC	limited liability company	RMB2,000,000	—	90.30%	Domestic trading of beer

17. Investments in subsidiaries *(Continued)*

(i) As at 31 December 2004, particulars of the principal subsidiaries of the Company are as follows: *(Continued)*

Name of subsidiaries	Place of establishment and principal operation	Legal status	Registered capital	Equity interest held by the Company (%)		Principal activities
				Directly	*Indirectly*	
Tsingtao Brewery (Xiamen) Company Limited ("Xiamen Company") *(e)*	Xiamen, the PRC	limited liability company	RMB90,000,000	75%	25%	Manufacturing and Domestic trading of beer
Tsingtao Brewery (Xiamen) Sales Company Limited ("Xiamen Sales") *(f)*	Xiamen, the PRC	limited liability company	RMB1,000,000	—	95%	Domestic trading of beer
Tsingtao Brewery Taizhou Sales Company Limited ("Taizhou Sales") *(j)*	Taizhou, the PRC	limited liability company	RMB6,800,000	—	48.45%	Domestic trading of beer
Tsingtao Brewery (Tianmen) Company Limited ("Tianmen Company") *(h)*	Tianmen, the PRC	limited liability company	RMB18,000,000	—	85.50%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Anqiu) Company Limited ("Anqiu Company") *(i)*	Anqiu, the PRC	limited liability company	RMB5,000,000	95%	—	Manufacturing and domestic trading of beer
Tsingtao Beer Haifeng Warehouse Company Limited	Qingdao, The PRC	limited liability company	RMB10,000,000	—	53.75%	Warehousing, packaging and logistics

(a) In November 2001, the Company entered into an equity transfer agreement (the "Transfer Agreement") with Canada EVG Enterprises Inc. ("EVG") that EVG had undertaken to acquire 25% equity interest of Beijing Three Ring owned by the Company. In February 2004, the Company entered into another agreement with EVG to terminate and cancel the Transfer Agreement. Instead, the Company and Hong Kong Company executed an equity transfer agreement that the Company transferred its 25% equity interest in Beijing Three Ring to Hong Kong Company at a consideration of US$850,000. This transaction in relation to the change of foreign equity interests has been approved by the government authorities. After the transaction, the Company and Hong Kong Company hold 29% and 25% equity interests of Beijing Three Ring, respectively.

17. Investments in subsidiaries *(Continued)*

(i) As at 31 December 2004, particulars of the principal subsidiaries of the Company are as follows: *(Continued)*

(b) In December 2003, the Company entered into an equity transfer agreement with Tsingtao Brewery Group Company ("TB Group Company"), pursuant to which the Company and TB Group Company made additional investment to Langfang Company amounting to RMB9,500,000 and RMB500,000 in the forms of cash injection and capitalisation of debts, respectively. After the transaction, the registered capital of Langfang Company has been changed from RMB10,000,000 to RMB20,000,000. The equity interests of Langfang Company held by the Company and TB Group Company remain unchanged and the relevant legal procedure was completed in March 2004. In April 2004, the Company entered into an agreement with Xian Company, a subsidiary, that 95% of the equity interests held by the Company was transferred to Xian Company. The legal procedure was completed in October 2004. After the transaction, Xian Company and TB Group Company hold 95% and 5% the equity interests in Langfang Company, respectively.

(c) In June 2004, the Company entered into an equity transfer agreement with Huadong Holding Company, a subsidiary, pursuant to which, 95% equity interest of Taizhou Company held by the Company was transferred to Huadong Holding Company. The legal procedure was completed in December 2004. After the transaction, Huadong Holding Company and TB Group Company hold 95% and 5% equity interests in that subsidiary, respectively.

(d) In May 2004, the Company entered into agreement with Si Chuan Huo Ju Hua Gong Company Limited ("Si Chuan Huo Ju") that the Company acquired 40% interests of Luzhou Company held by Si Chuan Huo Ju at a consideration of approximately RMB34,296,000. After the transaction, the equity interest of Luzhou Company held by the Company increased from 55% to 95%.

(e) In May 2004, Hong Kong Company acquired 5% and 20% interests of Xiamen Company held by the Company and Ou Mei Investment Group Company Limited, respectively. In addition, both the Company and Hong Kong Company increased their capital contribution in the company by RMB60,000,000 and RMB20,000,000 into Xiamen Company, respectively. The transaction was approved by Xiamen Foreign Investment Bureau and the change of business registration was completed in July 2004. After the additional capital injection, the registered capital of Xiamen Company was increased from RMB10,000,000 to RMB90,000,000 without any changes made in the percentage of equity interests held by the Company and Hong Kong Company.

(f) In 2003, the Company indirectly held 40% equity interests of Xiamen Sales via its subsidiary, Xiamen Company. In 2004, the Company increased its equity interests of Xiamen Sales to 95% via the arrangements described in Notes 17 (i)(e) and 17 (ii)(c).

(g) In September 2004, the Company, Xian Company and Baoji Yucai Glass Company Limited ("Yucai Glass"), an independent third party, entered into an agreement, pursuant to which, Yucai Glass injected additional cash capital of RMB11,000,000 in Tsingtao Brewery (Baoji) Company Limited ("Baoji Company"). After the capital injection, the registered capital of Baoji Company was increased from RMB1,000,000 to RMB12,000,000. The equity interests held by the Company and Xian Company was then decreased from 30% and 70% to 2.5% and 5.83%, respectively. Accordingly, Baoji Company was not consolidated in the Group in 2004.

17. Investments in subsidiaries *(Continued)*

(i) As at 31 December 2004, particulars of the principal subsidiaries of the Company are as follows: *(Continued)*

(h) Tianmen Company was in process of deregistration in 2004. As at 31 December 2004, the legal procedure of the deregistration had not yet been completed. Tianmen Company was still consolidated in the Group after adequate impairment was accrued by management.

(i) Anqiu Company has stopped production for significant loss since October 2004. The Company's investment cost in Anqiu Company as at 31 December 2004 had been fully set off by its share of net accumulated losses while the Company has provided in full an entrusted loan of approximately RMB22,306,000 extended to it.

(j) Taizhou Sales is consolidated as a subsidiary of the Group as the Group has control over the financial and operating policies of Taizhou Sales.

(k) In November 2004, the dissolution process of Tsingtao Brewery Group Sales Company Limited, which was originally 95% held by the Company, was completed. Accordingly, it has not been consolidated as a subsidiary of the Group from then onwards.

(ii) For the year ended 31 December 2004, the details of newly acquired/established subsidiaries are as follows:

Name of new subsidiaries	**Date of acquisition/ establishment**	**Place establishment**	**Registered and paid-in capital**	**Equity interest held by the Company (%)**		**Principal Principal activities**
				Directly	*Indirectly*	
Xuzhou Pengcheng Brewery Sales Company Limited ("Xuzhou Pengcheng Sales") *(a)*	February 2004	Xuzhou, the PRC	RMB5,000,000	—	83.80%	Trading of beer
Tsingtao Brewery (Changsha) Company Limited ("Changsha Company") *(b)*	January 2004	Changsha, the PRC	RMB68,000,000	70%	28.50%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Zhangzhou) Company Limited ("Zhangzhou Company") *(c)*	September 2004	Zhangzhou, the PRC	RMB38,880,000	90%	—	Manufacturing and domestic trading of beer
Tsingtao Brewery (Gansu) Company Limited *(d)*	July 2004	Lanzhou, the PRC	RMB174,420,800	50%	5.06%	Manufacturing and domestic trading of beer
Tsingtao Brewery Wuwei Company Limited ("Wuwei Company") *(d)*	July 2004	Lanzhou, the PRC	RMB36,100,000	—	54.90%	Manufacturing and domestic trading of beer
Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company") *(e)*	December 2004	Yangzhou, the PRC	RMB5,000,000	20%	—	Manufacturing and domestic trading of beer

17. Investments in subsidiaries *(Continued)*

(ii) For the year ended 31 December 2004, the details of newly acquired/established subsidiaries are as follows: *(Continued)*

(a) In February 2004, Xuzhou Company, Xuzhou Pengcheng and Suqian Company, the subsidiaries of the Company, jointly invested in a newly established company, Xuzhou Pengcheng Sales. Xuzhou Company injected the capital in the form of cash and property at RMB470,500 and RMB2,029,500, respectively, which accounted for 50% of the total paid-in capital. Xuzhou Pengcheng injected cash and property at RMB277,490 and RMB1,222,510, respectively, which accounted for 30% of the total paid-in capital. Suqian Company injected cash capital of RMB1,000,000, which accounted for the remaining 20% of the equity interests.

(b) In January 2004, the Company and Huanan Holding Company, a subsidiary of the Company, jointly agreed to set up Changsha Company with a registered capital of RMB10,000,000. Both the Company and Huanan Holding Company invested RMB7,000,000 and RMB3,000,000 in return for 70% and 30% of the equity interests in of Changsha Company, respectively. In March 2004, the Company and Huanan Holding Company further injected additional capital of RMB40,600,000 and RMB17,400,000 into Changsha Company. After these additional capital injections, the paid-in capital of Changsha Company was increased from RMB10,000,000 to RMB68,000,000. The equity interests of Changsha Company held by the Company and Huanan Holding Company remain unchanged.

(c) In August 2004, the Company and TB Group Company entered into an agreement to acquire 90% equity interest of Zhangzhou Company held by TB Group Company at a cash consideration of approximately RMB26,355,000. The legal procedure was completed in September 2004. After the transaction, the equity interests held by the Company and the minority equity owner was 90% and 10%, respectively. As described in Note 17 (i) (f), Zhangzhou Company held 50% equity interests of Xiamen Sales.

(d) In May and June 2004, the Company entered into an agreement and a supplementary agreement with Gansu Nongken Brewery Company Limited ("Nongken Brewery") and its then existing equity owners that the Company undertook to invest approximately RMB60,480,800 into Nongken Brewery in return for its 50% equity interest. The legal procedure was completed in July 2004 and the name of Nongken Brewery has been changed to Tsingtao Brewery (Gansu) Nongken Company Limited ("Gansu Nongken") accordingly. In addition, the Company also appointed Gansu Trust and Investment Company Limited to invest RMB4,530,000 and hold 5.06% of the equity interest in Gansu Nongken. Pursuant to these arrangements, the Company holds 55.06% of the equity interest of Gansu Nongken directly and indirectly. The corresponding revisions made to the business registration injection relating to the increase in registered capital of Gansu Nongken was completed in July 2004.

Wuwei Company was a subsidiary of Gansu Nongken, by which 99.72% equity interest of Wuwei Company was held directly.

17. Investments in subsidiaries *(Continued)*

(ii) For the year ended 31 December 2004, the details of newly acquired/established subsidiaries are as follows: *(Continued)*

(e) Pursuant to an agreement signed between the Company and TB Group Company in December 2004, the majority equity owner of Yangzhou Company, TB Group Company, entrusted the operations and management of Yangzhou Company to the Company. In addition, the majority of the members of the board of directors of Yangzhou Company is also represented by the Company. Accordingly, Yangzhou Company is consolidated as a subsidiary of the Group given the Group has control over its financial and operating policies.

18. Interests in associated companies

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted investments, at cost	**96,160**	34,266	**5,998**	6,265
Equity share of results of associated companies	**(24,519)**	(13,069)	**–**	—
	71,641	21,197	**5,998**	6,265

In the opinion of the directors, as at 31 December 2004, the underlying values of the associated companies were not less than the carrying amounts of these investments in the books of the Company and of the Group.

As at 31 December 2004, particulars of the principal associated companies of the Group are as follows:

Name of associated companies	Place of establishment and Principal operations	Registered Capital	Equity Interest held by the Group (%)		Principal Activities
			directly	*indirectly*	
Qinghua International Trade Development Company Limited	Canada	US$500,000	50%	—	International trading and sales of beer
Liaoning Shenqing Tsingtao Brewery Company Limited	Shenyang, the PRC	RMB2,000,000	30%	—	Domestic trading of beer
Tsingtao Beer and Asahi Beverages Company Limited ("Asahi Beverage") *(a)*	Qingdao, the PRC	RMB90,000,000	—	37.52%	Manufacturing and domestic trading of tea beverages

18. Interests in associated companies *(Continued)*

Name of associated companies	Place of establishment and Principal operations	Registered Capital	Equity Interest held by the Group (%)		Principal Activities
			directly	*indirectly*	
Tsingtao Brewery (Nanning) Company Limited ("Nanning Company") *(b)*	Nanning, the PRC	RMB730,000,000	—	28.5%	Domestic trading of beer
Qingdao Zhaoshang Logistic Company Limited ("Zhaoshang Logistic") *(c)*	Qingdao, the PRC	RMB5,000,000	30%	—	Logistic services and management

(a) In March 2004, No.5 Company, a subsidiary, entered into a capital injection agreement with another party equity owner of Asahi Beverage that both No.5 Company and the third party shareholder undertook to inject cash capital of RMB8,000,000 and RMB12,000,000, respectively, into Asahi Beverage. After the capital injection, the registered capital of Asahi Beverage was changed from RMB70,000,000 to RMB90,000,000, but the respective percentage of equity interests held by the two owners remained unchanged. The relevant approval process was completed in June 2004.

(b) In November 2001, Huanan Holding Company, a subsidiary, and Tailian Brewery (Cayman Islands) Company Limited ("Tailian Brewery") entered into an equity transfer agreement that Huanan Holding Company acquired 30% of the equity interest in Guangxi Nanning Wan Tai Brewery Company Limited ("Nanning Brewery") from Tailian Brewery at a consideration of RMB96,000,000. The legal procedure in relation to this acquisition was completed in June 2004. In May 2004, Huanan Holding Company and Tailian Brewery further entered into another equity transfer agreement that Huanan Holding Company would acquire 45% equity interest from Tailian Brewery at a consideration of approximately RMB200,880,000 ("Additional Consideration"). As at the date of approval of the accounts, the respective parties were in the process of seeking the approval from the relevant government authorities in connection with the additional investment arrangements. After the completion of the above equity transfer, the equity interest indirectly held by the Company would be increased from 28.5% to 71.25%. The Additional Consideration had not been paid as at 31 December 2004 and it has included in the outstanding capital commitment of the Group at year end *(see Note 33 (a))*.

(c) In April 2004, the Company, Zhaoshang Bureau Logistic Group Company Limited ("Logistic Group") and Zhaoshang Bureau Shipping Enterprise Company Limited ("Zhaoshang Shipping") entered into a capital injection agreement that Logistic Group, Zhaoshang Shipping and the Company undertook to inject cash capital of RMB1,270,000, RMB1,250,000 and RMB480,000, respectively, into Logistic Group. After the capital injection, the registered capital of Zhaoshang Logistic was increased from RMB2,000,000 to RMB5,000,000 and the equity interest held by the Company decreased from 51% to 30%. The legal procedure was completed in September 2004 and the results of Zhaoshang Logistic have not been consolidated in the Group from then onwards.

19. Negative goodwill

	2004 *RMB'000*	2003 *RMB'000*
Cost		
At 1 January	**(131,390)**	(131,390)
Additions	**(2,040)**	—
At 31 December	**(133,430)**	(131,390)
Accumulated amortisation		
At 1 January	**33,199**	22,955
Amortisation for the year	**19,260**	10,244
At 31 December	**52,459**	33,199
Net book value		
At 31 December	**(80,971)**	(98,191)
At 1 January	**(98,191)**	(108,435)

The negative goodwill balance is amortised over the remaining weighted average useful lives of the respective identifiable depreciable fixed assets of the related subsidiaries acquired. The amortisation is recorded as other revenue of the Group.

20. Inventories

	Group		Company	
	2004 *RMB'000*	2003 *RMB'000*	**2004** *RMB'000*	2003 *RMB'000*
Raw materials, packaging materials and auxiliary materials	**1,147,447**	1,036,906	**148,215**	184,119
Work-in-progress	**162,750**	128,850	**39,696**	28,995
Finished goods	**114,278**	164,877	**34,544**	65,661
	1,424,475	1,330,633	**222,455**	278,775
Less: Write-down of inventories to net realisable value	**(41,644)**	(25,130)	**(1,022)**	(1,022)
Inventories, net	**1,382,831**	1,305,503	**221,433**	277,753

Approximately RMB41,644,000 and RMB1,022,000 (2003: RMB25,130,000 and RMB1,022,000) of the gross value of inventories of the Group and of the Company were covered by full provision against their net realisable values.

On 31 December 2004, RMB2,500,000 (2003: nil) of the Group's loan *(Note 25)* are secured by inventories of RMB5,000,000.

21. Trade and bills receivables

(a) Trade receivables

The aging analysis of trade receivables is as follows:

Group	31 December 2004			31 December 2003		
	Amount	**Provision for doubtful accounts**	**Balance after provision**	Amount	Provision for doubtful accounts	Balance after provision
	RMB'000	***RMB'000***	***RMB'000***	*RMB'000*	*RMB'000*	*RMB'000*
Less than 1 year	**139,701**	**(4,150)**	**135,551**	118,796	(2,599)	116,197
1 to less than 2 years	**38,205**	**(32,030)**	**6,175**	42,273	(12,592)	29,681
2 to less than 3 years	**57,831**	**(56,078)**	**1,753**	28,272	(19,312)	8,960
Over 3 years	**64,967**	**(49,027)**	**15,940**	99,311	(88,945)	10,366
Total	**300,704**	**(141,285)**	**159,419**	288,652	(123,448)	165,204

Company	31 December 2004			31 December 2003		
	Amount	**Provision for doubtful accounts**	**Balance after provision**	Amount	Provision for doubtful accounts	Balance after provision
	RMB'000	***RMB'000***	***RMB'000***	*RMB'000*	*RMB'000*	*RMB'000*
Less than 1 year	**140,965**	**(49)**	**140,916**	134,131	(1,400)	132,731
1 to less than 2 years	**11,161**	**(2,239)**	**8,922**	29,827	(6,379)	23,448
2 to less than 3 years	**23,284**	**(22,984)**	**300**	18,646	(11,011)	7,635
Over 3 years	**57,084**	**(42,084)**	**15,000**	51,179	(41,084)	10,095
Total	**232,494**	**(67,356)**	**165,138**	233,783	(59,874)	173,909

Credit is granted to customers based on specific assessment made by management according to the circumstances of each customer. Credit period granted will not be longer than one year.

The Group and the Company make specific bad debt provision against certain doubtful trade receivable balances. In addition, based on the general credit history of customers of the Group, general provision for doubtful debts is made in full for balances with outstanding balances aged over two years, and with clear evidence indicating that they are uncollectible. For balances expecting partial settlement to be recovered, provision is made for the estimated uncollectible portion.

As described in Note 34 (f), the trade receivables of the Group and of the Company included a balance jointly due from a customer and a related company, which was agreed to be settled by installments.

(b) Bills receivable

As at 31 December 2004, all bills receivable of the Group and of the Company and due for settlement within 6 months.

22. Trade payables

The aging analysis of trade payables is as follows:

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Less than 1 year	**620,543**	603,964	**105,979**	103,812
1 to less than 2 years	**17,122**	27,342	**911**	707
2 to less than 3 years	**5,294**	6,159	**626**	421
Over 3 years	**16,102**	9,448	**927**	536
Total	**659,061**	646,913	**108,443**	105,476

23. Bills payable

All bills payable balances of the Group and of the Company as at 31 December 2004 are within a 6 months' maturity period. Approximately RMB32,226,000 (2003: RMB55,135,000) of bank deposits of the Group denominated in Renminbi had been pledged for the issuance of these bills.

24. Pension and retirement funds contribution

Pursuant to "Temporary Regulations on Municipal Enterprise Employee Pensions and Retirement Protection for Qingdao" which became effective on 1 October 1994, the Company has implemented a government-sponsored defined contribution retirement scheme ("the Scheme") for its full-time employees. During the year ended 31 December 2004, the Group's contributions totaled approximately RMB67,133,000 (2003: RMB62,577,000).

Hong Kong Company, a subsidiary operating in Hong Kong, has established a defined contribution mandatory provident fund scheme (the "Scheme") in accordance with the Mandatory Provident Fund legislation of the government of Hong Kong. During the year ended 31 December 2004, the subsidiary made contributions totaling approximately HK$153,000 (equivalent to RMB163,000) (2003: HK$151,000 (equivalent to RMB161,000)) to the Scheme. The assets of the fund are held separately from those of the subsidiary and are managed by independent professional fund managers.

25. Bank loans

(a) Group

	2004			2003
	Short-term	**Long-term**	**Total**	Total
	RMB'000	***RMB'000***	***RMB'000***	*RMB'000*
Repayable:				
within 1 year	**1,355,192**	**24,442**	**1,379,634**	1,363,999
in the second to fifth year inclusive	**—**	**47,573**	**47,573**	34,810
over 5 years	**—**	**18,729**	**18,729**	18,974
Total	**1,355,192**	**90,744**	**1,445,936**	1,417,783
Less: Portion due within 1 year	**(1,355,192)**	**(24,442)**	**(1,379,634)**	(1,363,999)
Long-term portion	**—**	**66,302**	**66,302**	53,784

(b) Company

	2004			2003
	Short-term	**Long-term**	**Total**	Total
	RMB'000	***RMB'000***	***RMB'000***	*RMB'000*
Repayable:				
within 1 year	**827,650**	**19,234**	**846,884**	604,516
in the second to fifth year inclusive	**—**	**—**	**—**	23,564
Total	**827,650**	**19,234**	**846,884**	628,080
Less: Portion due within 1 year	**(827,650)**	**(19,234)**	**(846,884)**	(604,516)
Long-term portion	**—**	**—**	**—**	23,564

Pursuant to debt restructuring agreements or acquisition agreements of certain subsidiaries, interest charges to be levied on approximately RMB49,894,000 (2003: RMB74,254,000) and RMB19,234,000 (2003: RMB44,094,000) of the loan balances of the Group and the Company, respectively, were waived by the lenders at no consideration. The remaining outstanding loan balances are interest-bearing at rates ranging from 2% to 6.9% per annum (2003: 1.63% to 6.90% per annum).

As at 31 December 2004, loans of the Group and of the Company each amounting to approximately RMB19,234,000 (2003: each amounting to RMB38,454,000) are guaranteed by TB Group Company, a related company.

Approximately RMB128,000,000 (2003: RMB374,683,000) of the loans of the subsidiaries as at 31 December 2004 are guaranteed by the Company.

25. Bank loans *(Continued)*

(b) Company *(Continued)*

Approximately RMB168,000,000 (2003: RMB1,106,000) of the Group's loans as at 31 December 2004 are secured by land use right, buildings, plant and machinery, motor vehicles and equipment with an aggregate carrying value of approximately RMB275,570,000 *(Note 14)* and inventories RMB5,000,000 *(Note 20)*, respectively (2003: secured by a fixed bank deposit of approximately RMB28,000,000).

Most of the bank financing of the Group is in the form of short-term bank loans. As a result, the Group had net current liabilities of approximately RMB803,563,000 as at 31 December 2004 (2003: RMB740,287,000). The directors are confident that the Group will be able to renew its short-term bank loan facilities upon maturity or to identify new sources of financing to replace the current ones.

As of 31 December 2004, the Group had unutilised balance of approximately RMB2,028,000,000 out of the available banking facilities granted from certain banks (2003: RMB1,000,000,000).

26. Provisions

	Group		**Company**	
	31 December 2004	31 December 2003	**31 December 2004**	31 December 2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Potential litigation with Qindao Guangming Group Company ("Guangming Company") *(a)*	**27,000**	—	**27,000**	—

(a) Pursuant to a judgement of the Higher People's Court of Shandong 山東省高級人民法院 ("Shandong Higher Court") on 2 April 2004, the Company was demanded to pay damages to Guangming Company, a former beer distributor of the Group, as compensation for its losses suffered from the breach of a beer products distribution contract in an aggregate amount of approximately RMB27,000,000. The Company had appealed to that court (the "Appeal") in April 2004 but up to the date of approval of these accounts, the proceeding was still in progress and no judgement had been made by the court. The directors cannot form a view as to the outcome of the Appeal and a provision of RMB27,000,000 for the potential damages payable had been made in the accounts for the year ended 31 December 2004.

26. Provisions *(Continued)*

(b) Pursuant to another court judgement made by the Shandong Higher Court on 19 April 2004, the Company was demanded to pay damages to Qingdao Yuanyang Xianghe Industrial and Trading Company ("Xianghe Company"), a supplier of the Group, an aggregate amount of approximately RMB23,784,000 as compensation for a dispute arising from a commodity barter contract executed with the Company (the "Litigation Provision"). Accordingly, the Company made a provision of the same amount in its published interim accounts during the year.

The Company appealed to that court and subsequent to year end on 28 January 2005, the Company obtained a final judgment from the court (the "Final Judgement") that it is only required to pay to Xianghe Company RMB790,000, representing the costs of the goods supplied by Xianhe Company, and return to it certain packaging materials (collectively the "Damages"). After consultation made with the legal counsel, the directors consider that the possibility of Xianghe Company further lodging an appeal against the Company to rule down the Final Judgement would be remote. As a result, the directors reversed the Litigation Provision in the accounts for the year ended 31 December 2004, after setting aside the provision for the Damages and the related estimated legal expenses.

27. Share capital

As at 31 December 2004, the authorised registered share capital was RMB1,060,000,000 (2003: RMB1,060,000,000) of RMB1 each.

	2004		2003	
	RMB'000	**Number of shares *('000)***	*RMB'000*	Number of shares *('000)*
State shares	**399,820**	**399,820**	399,820	399,820
PRC legal person shares	**53,330**	**53,330**	53,330	53,330
PRC public shares ("A Shares")	**200,000**	**200,000**	200,000	200,000
Overseas public shares ("H Shares")	**406,850**	**406,850**	406,850	406,850
Total	**1,060,000**	**1,060,000**	1,060,000	1,060,000

A summary of the issued share capital is set out below:

	2004		2003	
	RMB'000	**Number of shares *('000)***	*RMB'000*	Number of shares *('000)*
State shares	**399,820**	**399,820**	399,820	399,820
PRC legal person shares	**53,330**	**53,330**	53,330	53,330
PRC public shares ("A Shares")	**200,000**	**200,000**	200,000	200,000
Overseas public shares ("H Shares")	**406,850**	**406,850**	406,850	406,850
Total	**1,060,000**	**1,060,000**	1,060,000	1,060,000

As at 31 December 2004, all issued share capital had been fully paid up.

28. Convertible bonds

On 21 October 2002, the Company and Anheuser-Busch Companies, Inc. ("A-B Company"), a shareholder of H-Shares of the Company, entered into a Strategic Investment Agreement that A-B Company obliged to subscribe for 3 tranches of mandatory convertible bonds ("CB") issued by the Company with an aggregate principal amount of approximately HK$1,416,195,000 (RMB1,505,719,000). The CB are convertible into 308,219,178 new H Shares issuable by the Company under the following time schedules:

Tranche I of the CB ("Tranche I")

The total subscription amount of Tranche I is HK$280,800,000 (equivalent to approximately RMB297,999,000) and it was issued to A-B Company in April 2003. Tranche I had been converted into 60,000,000 new H Shares issued by the Company at HK$4.68 (equivalent to approximately RMB4.96) per share on 2 July 2003. Tranche I was interest-free.

Tranche II of the CB ("Tranche II")

The total subscription amount of Tranche II is HK$627,120,000 (equivalent to approximately RMB667,068,000) which was issued to A-B Company in April 2003 concurrently with the issuance of Tranche I. Tranche II can be converted into 134,000,000 new H Shares at HK$4.68 (equivalent to approximately RMB4.96) per share before the date of 1 April 2010 after issuance. The CB will be automatically converted at the end of the above mentioned conversion period ("Expiry Date II") if A-B Company does not trigger the conversion. Tranche II is interest-bearing at 2% per annum. A-B Company will refund all the interest received as well as all related deductions or withholdings associated with the interest payments made by the Company upon conversion.

Tranche III of the CB ("Tranche III")

The total subscription amount of Tranche III is HK$508,275,000 (equivalent to approximately RMB540,652,000) which was issued to A-B Company by two instalments in October 2003 and April 2004. Tranche III can be converted into 114,219,178 new H Shares at HK$4.45 (equivalent to approximately RMB4.72) per share before 1 April 2010 ("Expiry Date III") after the payment of the subscriptions. The CB will be automatically converted at the end of the Expiry Date III if A-B Company does not trigger the conversion before the Expiry Date III. Tranche III is interest-bearing at 2% per annum. A-B Company will refund all the interest received as well as all related deductions or withholdings associated with the interest payments made by the Company upon conversion.

Upon the conversion of each of Tranche I, Tranche II and Tranche III of the CB, the percentage shareholding of Qingdao State-Owned Assets Administration Bureau ("Qingdao Bureau"), the existing substantial shareholder of the Company, has decreased/will decrease from approximately 40.0% to approximately 37.7%, 33.5% and 30.6%, respectively, whereas the holding of A-B Company in the Company has increased/will increase from approximately 4.5% to 9.9%, 20.0% and 27.0%, respectively. The additional 7% of the shareholding held by A-B Company after conversion of Tranche III will be subject to a voting trust arrangement in favour of Qingdao Bureau whereby A-B Company will enjoy the economic benefits associated with the underlying shares but Qingdao Bureau can exercise the respective voting rights at its sole discretion. Accordingly, Qingdao Bureau, through its trustee, will be entitled to exercise the voting rights attached to such shareholding at general meetings of holders of state shares; and the class meetings of the PRC legal person shares, PRC public shares or H Shares of the Company.

28. Convertible bonds *(Continued)*

Details of the CB not yet converted as at 31 December 2004 are as follows:

Trache of CB	**Date of issue**	**Mandatory conversion date**	**Face value**	**Discounted net present value*(i)***	**2004**	2003
			RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Tranche II	1 April 2003	1 April 2010	665,562	(9,873)	**655,689**	655,689
Tranche III	21 October 2003	1 April 2010	271,444	(3,395)	**268,049**	268,049
Tranche III	1 April 2004	1 April 2010	270,275	(2,821)	**267,454**	—
				(16,089)	**1,191,192**	923,738

(i) Discounted net present value represents the difference between the net present values of the estimated cash flows of expected annual interest payments payable by the Company to A-B Company, and the expected refunds from A-B Company receivable by the Company upon conversion of the bonds (assuming mandatory conversion occurs upon the expiry of the contracted conversion periods). The discounted net present value, after netting off accumulative amortisation, RMB12,641,000 (2003: RMB12,113,000) was recorded as a deferred liability in the accounts.

During the year ended 31 December 2004, interest of approximately RMB21,127,019 was paid by the Company associated with the issued CB.

Subsequent to year end on 8 April 2005, A-B Company notified the Company its intention to convert Tranche II and Tranche III of the CB into H Shares of the Company. As a result of such conversion, A-B Company holds a 27% equity interest in the Company. In addition, the H Shares that will be issued in connection with such conversion will be entitled to the 2004 final dividend of the Company proposed by the directors on 11 April 2005 as described in Note 9.

29. Reserves

The movement of reserves of the Group has been shown in the consolidated statement of changes in equity. The movement of reserves of the Company for the year is as follows:

	2004						
	Share premium RMB'000	Capital reserve RMB'000	Surplus reserve RMB'000	Public welfare fund RMB'000	Unappropriated profits RMB'000	Reserves total RMB'000	Proposed dividends RMB'000
As at 1st January, 2004,	2,115,258	1,782	151,282	122,011	191,955	2,582,288	212,000
Dividends declared *(Note 9)*	–	–	–	–	–	–	(212,000)
Profit for the year	–	–	–	–	329,045	329,045	–
Proposed dividends *(Note 9)*	–	–	–	–	(196,233)	(196,233)	196,233
Profit appropriation to surplus reserve *(a)*	–	–	27,871	–	(27,871)	–	–
Profit appropriation to public welfare fund *(a)*	–	–	–	27,871	(27,871)	–	–
At 31st December, 2004	**2,115,258**	**1,782**	**179,153**	**149,882**	**269,025**	**2,715,100**	**196,233**

	2003						
	Share premium RMB'000	Capital reserve RMB'000	Surplus reserve RMB'000	Public welfare fund RMB'000	Unappropriated profits RMB'000	Reserves total RMB'000	Proposed dividends RMB'000
As at 1st January, 2003,	1,893,826	1,144	126,754	97,483	46,268	2,165,475	220,000
Dividends declared *(Note 9)*	—	—	—	—	—	—	(220,000)
Profit for the year	—	—	—	—	406,748	406,748	—
Waiver of payables	—	5	—	—	(5)	—	—
Proposed dividends *(Note 9)*	—	—	—	—	(212,000)	(212,000)	212,000
Profit appropriation to surplus reserve *(a)*	—	—	24,528	—	(24,528)	—	—
Profit appropriation to public welfare fund *(a)*	—	—	—	24,528	(24,528)	—	—
Conversion of convertible bonds *(Note 28)*	221,432	—	—	—	—	221,432	—
Donation received	—	633	—	—	—	633	—
At 31st December, 2003	2,115,258	1,782	151,282	122,011	191,955	2,582,288	212,000

29. Reserves *(Continued)*

(a) Statutory reserves

According to the Articles of Association of the Company, the Company has to set aside 10% of its net profit after taxation under PRC accounting standards for the statutory surplus reserve (except where the reserve balance has reached 50% of the Company's paid-up share capital), and it is also obliged to appropriate funds to the public welfare fund at a percentage of the net profit after taxation as determined by the directors. These reserves cannot be applied for purposes other than those for which they are created and are not distributable as cash dividends.

The directors has resolved that the public welfare fund is to be utilised to build or acquire capital items, such as dormitories and other facilities for the Company's employees. However, the fund cannot be used to pay for staff welfare expenses. Legal title to the capital items acquired using the fund remains with the Company.

(b) Basis of profit distribution and appropriation

In accordance with the Company's Articles of Association and Document Cai Kuai Zi [1995] No. 31 issued by the State Ministry of Finance, appropriations to surplus reserves, public welfare fund and discretionary surplus reserves should be made based on the amount of profits as determined in accordance with PRC accounting standards and regulations. In accordance with the Company's Articles of Association, the Company declares dividends based on the lower of distributable profits as determined in accordance with PRC accounting standards and regulations and those determined in accordance with accounting principles generally accepted in Hong Kong. The unappropriated profits of the Company available for distribution to shareholders (after the proposed dividends for the year) as at 31 December 2004 amounted to approximately RMB269,025,000 (2003: RMB191,955,000).

(c) Proposed dividends

The dividends proposed after the balance sheet date has not been recognised as a liability in the balance sheet as at 31 December 2004, but will be reflected in the accounts of 2005.

30. Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method using the applicable principal taxation rates of entities within the Group from 15% to 33% (2003: same).

As at 31 December 2004, deferred tax assets were recognised for temporary differences arising from fair value adjustment on depreciation of fixed assets acquired in business combinations to the extent that realisation of such tax benefits through the future taxable profits is probable. In addition, the Group also had unrecognised deferred tax assets associated with tax losses carried forward of approximately RMB311,000,000 (2003: RMB638,000,000) which will expire in the period of 2005-2009, and fair value adjustment on depreciation of fixed assets of approximately RMB83,000,000 (2003: RMB96,000,000), provision for realisation and impairment losses of receivable balances, inventories and fixed assets of approximately RMB135,844,000 (2003: RMB78,000,000), since there is no certainty of their respective realisation through available future taxable profits.

30. Deferred taxation *(Continued)*

The movements in deferred tax liabilities/(assets) is as follows:

(i) Deferred tax assets

	Fair value adjustments on depreciation		**Others**		**Total**	
	2004	2003	**2004**	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
At 1 January	**7,111**	7,528	–	5,101	**7,111**	12,629
Additions	–	—	**1,622**	—	**1,622**	—
Reversal	–	—	–	(5,101)	–	(5,101)
Charged to profit and loss account	**(2,488)**	(417)	–	—	**(2,488)**	(417)
At 31 December	**4,623**	7,111	**1,622**	—	**6,245**	7,111

(ii) Deferred tax liabilities

	Fair value adjustment on depreciation	
	2004	2003
	RMB'000	*RMB'000*
At 1 January	**17,083**	18,098
Acquisition of subsidiaries	**1,533**	—
Credited to profit and loss account	**(316)**	(1,015)
At 31 December	**18,300**	17,083

The amounts shown in the balance sheet include the following:

Deferred tax assets to be recovered more than 12 months	**2,135**	6,694
Deferred tax liabilities to be settled after more than 12 months	**17,984**	16,068

31. Notes to consolidated cash flow statement

(a) Reconciliation of operating profit to net cash inflow from operating activities

	2004	2003
	RMB'000	*RMB'000*
Operating profit	**561,041**	526,414
Income from wavier of payable balances	**(5,226)**	(1,237)
Interest income	**(18,854)**	(13,567)
Amortisation of premium on bonds	**2,821**	1,664
Net exchange (gain)/loss	**(6,211)**	7,081
Depreciation of fixed assets	**522,393**	520,850
Loss on disposal of fixed assets	**5,700**	12,645
Impairment loss on fixed assets	**62,501**	46,302
Amortisation of negative goodwill	**(19,260)**	(10,244)
Amortisation of deferred liabilities	**(2,293)**	(1,155)
Impairment of long-term investments	**4,007**	2,993
Amortisation of intangible assets	**30,124**	23,438
(Increase)/decrease in current assets:		
Inventories	**31,795**	(81,696)
Trade receivables	**7,616**	7,418
Bills receivable	**(47,691)**	15,016
Deposits, prepayments and other receivables	**22,004**	5,509
(Decrease)/increase in current liabilities:		
Trade payable	**(70,546)**	(4,600)
Other payables	**335,287**	75,071
Bills payable	**(99,526)**	89,822
Sales deposits	**(1,143)**	(18,915)
Accruals	**120,100**	31,618
Taxes payable	**109,654**	39,117
Net cash inflow generated from operations	**1,544,293**	1,273,544

31. Notes to consolidated cash flow statement *(Continued)*

(b) Analysis of changes in financing during the year

	Dividend payable		Share capital (including share premium and capital reserve)		Convertible bonds		Bank loans		Minority interests	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
At 1 January	**1,100**	–	**3,188,179**	2,905,274	**923,738**	–	**1,417,783**	2,877,260	**579,465**	669,784
Minority interests' share of profits	–	–	–	–	–	–	–	–	**18,911**	37,331
Minority interests' share of acquisition of additional interest	–	–	–	–	–	–	–	–	**(24,114)**	(52,558)
Cash capital contributions	–	–	–	–	–	–	–	–	–	4,500
Waiver of payable	–	–	**4,331**	840	–	–	–	–	–	–
Issuance of convertible bonds (net of transaction costs)	–	–	–	–	**270,275**	1,218,438	–	–	–	–
Conversion of convertible bonds	–	–	–	281,432	–	(281,432)	–	–	–	–
Deferred liabilities from convertible bonds	–	–	–	–	**(2,821)**	(13,268)	–	–	–	–
Proposed dividends	**212,000**	220,000	–	–	–	–	–	–	–	–
Dividends paid	**(211,000)**	(218,900)	–	–	–	–	–	–	**(29,929)**	(79,592)
Bank loans from acquisition of subsidiaries	–	–	–	–	–	–	**357,900**	–	–	–
Proceeds from bank loans	–	–	–	–	–	–	**1,058,319**	2,771,878	–	–
Payment of bank loans borrowed	–	–	–	–	–	–	**(1,388,066)**	(4,231,355)	–	–
Donation received	–	–	–	633	–	–	–	–	–	–
At 31 December	**2,100**	1,100	**3,192,510**	3,188,179	**1,191,192**	923,738	**1,445,936**	1,417,783	**544,333**	579,465

31. Notes to consolidated cash flow statement *(Continued)*

(c) Acquisitions of subsidiaries

Details of the assets and liabilities of subsidiaries acquired are as follows:

	Gansu Nongken *RMB'000*	**Zhangzhou Company** *RMB'000*	**Yangzhou Company** *RMB'000* *(Note (d))*	**Total** *RMB'000*
Net assets acquired				
Fixed assets	264,052	66,107	79,336	409,495
Other non-current assets	89,090	15,868	9,429	114,387
Trade and other receivables	53,275	20,797	28,607	102,679
Cash and cash equivalents	71,295	11,081	9,458	91,834
Bank loans	(243,000)	(41,900)	(73,000)	(357,900)
Trade and other payables	(120,504)	(55,666)	(39,745)	(215,915)
Taxation payable	(68,702)	(729)	(47,437)	(116,868)
Net assets	45,506	15,558	(33,352)	27,712
Interest acquired by the Group companies	25,056	14,002	—	39,058
Goodwill on acquisition	39,955	12,352	—	52,307
Cash consideration paid	65,011	26,354	—	91,365

Analysis of the net outflow in respect of the purchase of subsidiaries:

	Gansu Nongken *RMB'000*	**Zhangzhou Company** *RMB'000*	**Yangzhou Company** *RMB'000*	**Total** *RMB'000*
Cash consideration	65,011	26,354	—	91,365
Bank balances and cash in hand acquired	(71,295)	(11,081)	(9,458)	(91,834)
Net cash (inflow)/outflow in respect of the purchase of subsidiaries	(6,284)	15,273	(9,458)	(469)

(d) Major non-cash transactions

As described in Note 17 (ii) (e), the Group has obtained the control over the financial and operating policies of Yangzhou Company and the control of its board of directors through certain contractual arrangements made with TB Group Company at no consideration.

32. Contingent liabilities

Pursuant to certain policies for housing reform issued by the State Council and Qingdao Municipal Government in 1998, the policy of allocating staff quarters as welfare benefits of the employees was terminated. In replacement, qualified employees are to be compensated in the form of monetary housing subsidies ("Housing Reform"). As at 31 December 2004, no formal plan had yet been developed by the Group and the Company and no plans had been announced by the Group and the Company to their employees in respect of the arrangements. After seeking a legal advice, the Company's board of directors is of the opinion that the Group and the Company had no obligation to make any payment or provision for such monetary housing subsidies as at 31 December 2004 and there is no reasonable basis to accrue for any potential liabilities.

33. Commitments

Saved as disclosed in other notes to the accounts, as at 31 December 2004, the Group and the Company had the following commitments:

(a) Capital commitments

The Group and the Company had no capital commitments which were authorised but not contracted and provided for as of 31 December 2004.

The Group's and the Company's capital commitments which were contracted but not provided for are as follows:

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Construction projects	**58,077**	33,301	**12,039**	13,189
Investments in an associated company and subsidiaries	**221,350**	9,950	**—**	—
Total	**279,427**	43,251	**12,039**	13,189

(b) Operating lease commitments

As at 31 December 2004, the Group had future aggregate minimum lease payments under non-cancelable operating leases for land and buildings as follows:

	31 December 2004	31 December 2003
	RMB'000	*RMB'000*
No later than one year	**2,490**	—

As at 31 December 2004, the Company had no operating lease commitments under non-cancelable operating leases (2003: Nil).

33. Commitments *(Continued)*

(c) Forward contracts

During the year ended 31 December 2004, the Company entered into certain forward contracts with banks in relation to purchase of US dollars ("US$") at an aggregate amount of US$70,400,000 (equivalent to approximately RMB582,666,000) (2003: US$70,400,000). All these forward contracts will reach maturity in 2005. In the opinion of directors, the forward contracts are non-speculative in nature and they are used as a hedge against the Company's outstanding bank loans which are denominated in US dollars.

34. Related party transactions

Parties are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) Saved as disclosed in other notes to the accounts, the Group had the following material transactions with related parties for the year ended 31 December 2004:

	2004	2003
	RMB'000	*RMB'000*
Purchases from related companies (minority shareholders or companies with the same ultimate shareholders)	**293,635**	354,260
Sales to related companies	**242,062**	185,767
Handling commission paid to a related company*	**12,930**	—

All the above transactions with related parties were transacted based on terms agreed between the Group and the related companies.

* The amount represents handling commission paid by the Company to TB Group Company for assisting the Company in the disposal of certain land use rights during the year ended 31 December 2004. The disposal after the payment of the handling commission did not give rise to a material gain.

34. Related party transactions *(Continued)*

(b) As at 31 December 2004, the Group and the Company had the following significant current account balances maintained with related parties:

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Included in				
Amount due from subsidiaries	—	—	**165,784**	219,591
Trade receivable and other long-term assets accounts				
— Wholly owned subsidiaries of the Group	—	—	**2,115**	4,621
— Non-wholly owned subsidiaries of the Group	—	—	**90,734**	104,848
— Other related parties	**108,298**	117,718	**13,955**	100,903
Loans to subsidiaries *(e)*				
— Wholly owned subsidiaries of the Group	—	—	**50,000**	94,272
— Non-wholly owned subsidiaries of the Group	—	—	**2,295,371**	1,666,554
Deposits, prepayment and other receivables				
— Other related parties	**125,437**	83,754	**3,125**	87,291
Trade payables				
— Non-wholly owned subsidiaries of the Group	—	—	**23,572**	11,436
— Other related parties	**1,007**	17,404	**1,007**	2,613
Other payables and long-term payables				
Subsidiaries of the Group	—	—	**9,417**	11,781
— A-B Company *(c)*	**124,151**	124,047	—	—
— Other related parties	**37,678**	76,674	**13,325**	160
Sales deposits				
— Other related parties	**1,455**	3,073	—	—

Except for those mentioned in (c) and (e) below, the Group's and the Company's current accounts balances maintained with related parties are all unsecured and non-interest bearing and they have no fixed repayment terms.

(c) In October 2003, Hong Kong Company entered into a loan agreement with A-B Company, pursuant to which, Hong Kong Company borrowed a loan of US$15,000,000 (equivalent to approximately RMB123,815,000) (2003: US$15,000,000 (equivalent to approximately RMB124,047,000)) (the "Loan") from A-B Company. The Loan is interest bearing at 1% per annum, unsecured and repayable within 5 years. The Company has undertaken to guarantee the repayment of the Loan.

34. Related party transactions *(Continued)*

(d) As at 31 December 2004, loans of the Group and of the Company, each amounting to approximately RMB19,234,000 (31 December 2003: RMB38,454,000), are guaranteed by TB Group Company.

(e) As at 31 December 2004, the Company had provided approximately RMB2,345,371,000 (2003: RMB1,760,826,000) entrusted loans to subsidiaries and nil (2003: RMB60,146,000) to an associated company, respectively, through the Bank of Communications and the Industrial and Commercial Bank of China. All these entrusted loans are unsecured and will mature within one year. Entrusted loans amounted to approximately RMB1,428,320,000 (2003: RMB1,026,210,000) are interest-free, and the remaining outstanding entrusted loan balances are interest-bearing at rates ranging from 2% to 5.02% per annum (2003: 2% to 4.78% per annum).

(f) The Group reached a settlement agreement jointly with a customer and a related company (collectively "the Debtors") in 2001 in connection with an aggregate outstanding receivable balance of RMB105,000,000 ("the Debts"). Pursuant to the agreement, the Debts are repayable in eight annual installments, commencing from 1 January 2002. During the year, the Debtors repaid to the Company the third installment of the Debts of RMB10,000,000 in cash as stipulated in the repayment schedule. As at 31 December 2004, the outstanding balances of the Debts of RMB15,000,000 and RMB35,893,000 were classified as both accounts receivable and long-term assets in the balance sheets of the Group and the Company according to the expected repayment schedule. TB Group Company, a related company, has undertaken to guarantee the repayment of the outstanding balance.

(g) In January 2003, the Company entered into an entrusted operating and management agreement with TB Group Company, pursuant to which, TB Group Company entrusted the operations and management of Yangzhou Company to the Company. During 2004, the Company signed a supplementary agreement with TB Group Company which enables the Company to control Yangzhou Company (see note 17 (ii) (e) for details).

(h) In August 2004, the Company and TB Group Company entered into an agrement to acquire 90% equity interest of Zhangzhou Company held by TB Group Company at a cash consideration of approximately RMB26,355,000. The legal procedure was completed in September 2004 (see note 17 (ii) (c) for details).

35. Subsequent events

Saved as disclosed in other notes to the accounts, no other significant subsequent events occurred.

36. Comparative figures

Certain amounts reported in previous year have been reclassified to conform with the current year presentation. The reclassifications mainly related to reallocation of certain expenses previously classified as unallocated for segmental reporting *(Note 3)*.

37. Approval of accounts

The accounts were approved and authorised for issue by the board of directors on 11 April 2005.

Reconciliation of differences between PRC GAAP and HK GAAP

Differences between PRC GAAP and HK GAAP give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effects of the material differences between PRC GAAP and HK GAAP are summarised and explained in the following table:

Impact on the consolidated net assets:

	2004 ***RMB'000***	2003 *RMB'000*
Net assets as per accounts prepared under PRC GAAP	**3,586,682**	3,513,903
HK GAAP adjustments:		
Adjustments arising from different exchange rates used under HK GAAP and PRC GAAP	**141,253**	141,253
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(129,407)**	(117,927)
Difference between the amortisation of investment differences under PRC GAAP and amortisation of goodwill and negative goodwill under HK GAAP	**(64,472)**	(58,106)
Deferred tax arising from depreciation of fixed assets	**(5,647)**	(2,001)
Difference in accounting for the principal balance of convertible bonds and the corresponding interest charges	**1,228,787**	938,231
Others	**(3,068)**	(527)
Net assets as per accounts prepared under HK GAAP	**4,754,128**	4,414,826

Impact on the consolidated net profit:

	2004	2003
	RMB'000	*RMB'000*
Net profit under PRC GAAP	**279,724**	253,872
HK GAAP adjustments:		
Additional depreciation charges for assets acquired before unification of the two-tier exchange rate system in the PRC	**(11,480)**	(11,480)
Difference between the amortisation of investment differences under PRC GAAP and amortisation of goodwill and negative goodwill under HKGAAP	**(6,833)**	(11,953)
Waiver of payables	**4,331**	840
Deferred tax arising from depreciation of fixed assets	**(3,646)**	(785)
Difference in accounting for interest charges of convertible bonds	**23,102**	14,493
Others	**(35)**	58
Profit attributable to shareholders under HK GAAP	**285,163**	245,045

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

致青島啤酒股份有限公司全體股東

(於中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

本核數師已完成審核第130至第190頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事會及核數師各自之責任

貴公司董事負責編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目出具獨立意見，並向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示貴公司與貴集團於二零零四年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之盈利及現金流量，並按照《香港公司條例》披露要求妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零五年四月十一日

綜合損益表

截至二零零四年十二月三十一日止年度
(按香港會計準則編製)

	附註	二零零四年 人民幣千元	二零零三年 人民幣千元
營業額	4	**7,702,956**	6,713,785
銷售成本		**(5,027,430)**	(4,326,079)
毛利		**2,675,526**	2,387,706
其他收益淨額	4	**3,513**	22,689
分銷成本		**(1,423,953)**	(1,265,814)
行政開支		**(694,045)**	(618,167)
經營盈利	5	**561,041**	526,414
理財成本	6	**(45,251)**	(101,799)
應佔聯營公司經營盈利減虧損		**(25,325)**	(7,251)
除税前盈利		**490,465**	417,364
税項	7(a)	**(186,391)**	(134,988)
除税後盈利		**304,074**	282,376
少數股東損益		**(18,911)**	(37,331)
股東應佔盈利	8	**285,163**	245,045
股息	9	**196,233**	212,000
每股基本盈利	10	人民幣**0.27**	人民幣0.24
每股攤薄盈利	10	人民幣**0.22**	人民幣0.21

資產負債表

於二零零四年十二月三十一日
（按香港會計準則編製）

	附註	集團 二零零四年 人民幣千元	集團 二零零三年 人民幣千元	公司 二零零四年 人民幣千元	公司 二零零三年 人民幣千元
非流動資產					
無形資產	13	**322,623**	257,041	**79,131**	81,368
固定資產	14	**5,882,589**	5,467,547	**1,044,885**	1,064,444
負商譽	19	**(80,971)**	(98,191)	**—**	—
在建工程	15	**62,611**	210,144	**27,380**	68,347
長期投資	16	**17,880**	17,930	**17,693**	16,853
投資於附屬公司	17	**—**	—	**1,884,750**	1,653,555
投資於聯營公司	18	**71,641**	21,197	**5,998**	6,265
遞延稅項資產	30	**6,245**	7,111	**—**	—
其他長期資產	34	**40,464**	58,826	**38,071**	56,386
		6,323,082	5,941,605	**3,097,908**	2,947,218
流動資產					
存貨	20	**1,382,831**	1,305,503	**221,433**	277,753
應收附屬公司	17, 34	**—**	—	**165,784**	219,591
附屬公司借款	17, 34	**—**	—	**2,345,371**	1,760,826
應收賬款	21, 34	**159,419**	165,204	**165,138**	173,909
應收票據	21	**98,594**	50,883	**30,406**	5,455
保證金、預付賬款及其他應收款	34	**494,054**	527,474	**76,047**	182,942
已抵押的銀行存款	23, 25	**32,226**	83,135	**—**	28,000
銀行結餘及現金		**1,330,327**	849,765	**557,409**	229,826
		3,497,451	2,981,964	**3,561,588**	2,878,302
流動負債					
應付賬款	22, 34	**659,061**	646,913	**108,443**	105,476
其他應付款	34	**1,368,872**	940,836	**171,657**	102,415
應付票據	23	**442,924**	525,450	**103,198**	99,385
銷售按金	34	**150,565**	129,068	**57,879**	52,082
預提費用		**177,808**	67,365	**101,877**	22,870
未交稅金		**93,050**	47,520	**65,292**	23,973
應付股利		**2,100**	1,100	**2,100**	1,100
短期銀行借款	25	**1,355,192**	1,302,613	**827,650**	579,369
撥備	26	**27,000**	—	**27,000**	—
一年內到期長期銀行借款	25	**24,442**	61,386	**19,234**	25,147
		4,301,014	3,722,251	**1,484,330**	1,011,817
流動（負債）／資產淨額	25	**(803,563)**	(740,287)	**2,077,258**	1,866,485
總資產減流動負債		**5,519,519**	5,201,318	**5,175,166**	4,813,703

		集團		公司	
	附註	二零零四年 人民幣千元	二零零三年 人民幣千元	二零零四年 人民幣千元	二零零三年 人民幣千元
資金來源：					
股本	27	**1,060,000**	1,060,000	**1,060,000**	1,060,000
可換股債券	28	**1,191,192**	923,738	**1,191,192**	923,738
儲備	29	**2,306,703**	2,219,088	**2,715,100**	2,582,288
擬派末期股息	9, 29	**196,233**	212,000	**196,233**	212,000
股東權益		**4,754,128**	4,414,826	**5,162,525**	4,778,026
少數股東權益		**544,333**	579,465	**—**	—
非流動負債					
長期銀行借款	25	**66,302**	53,784	**—**	23,564
遞延稅項負債	30	**18,300**	17,083	**—**	—
遞延負債	28	**12,641**	12,113	**12,641**	12,113
長期應付股東借款	34(c)	**123,815**	124,047	**—**	—
		221,058	207,027	**12,641**	35,677
		5,519,519	5,201,318	**5,175,166**	4,813,703

李桂榮
董事

金志國
董事

綜合股權變動表

於二零零四年十二月三十一日
（按香港會計準則編製）

	二零零四年									
	股本	可換股債券	股本溢價	資本儲備	盈餘公積金	公益金	累計外幣折算差額	累計虧損	儲備合計	擬派股息
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
二零零四年一月一日	1,060,000	923,738	2,115,258	12,921	218,185	176,978	111	(304,365)	2,219,088	212,000
宣派股息（*附註9*）	–	–	–	–	–	–	–	–	–	(212,000)
本年利潤	–	–	–	–	–	–	–	285,163	285,163	–
豁免應付款	–	–	–	4,331	–	–	–	(4,331)	–	–
擬派股息（*附註9*）	–	–	–	–	–	–	–	(196,233)	(196,233)	196,233
提取盈餘公積金（*附註29*）	–	–	–	–	58,104	–	–	(58,104)	–	–
提取公益金（*附註29*）	–	–	–	–	–	45,515	–	(45,515)	–	–
外幣匯率折算差額	–	–	–	–	–	–	(1,315)	–	(1,315)	–
發行可換股債券（*附註28*）	–	267,454	–	–	–	–	–	–	–	–
二零零四年十二月三十一日	1,060,000	1,191,192	2,115,258	17,252	276,289	222,493	(1,204)	(323,385)	2,306,703	196,233

	二零零三年									
	股本	可換股債券	股本溢價	資本儲備	盈餘公積金	公益金	累計外幣折算差額	累計虧損	儲備合計	擬派股息
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
二零零三年一月一日	1,000,000	–	1,893,826	11,448	162,654	129,569	339	(233,630)	1,964,206	220,000
宣派股息（*附註9*）	–	–	–	–	–	–	–	–	–	(220,000)
本年利潤	–	–	–	–	–	–	–	245,045	245,045	–
豁免應付款	–	–	–	840	–	–	–	(840)	–	–
擬派股息（*附註9*）	–	–	–	–	–	–	–	(212,000)	(212,000)	212,000
提取盈餘公積金（*附註29*）	–	–	–	–	55,531	–	–	(55,531)	–	–
提取公益金（*附註29*）	–	–	–	–	–	47,409	–	(47,409)	–	–
外幣匯率折算差額	–	–	–	–	–	–	(228)	–	(228)	–
發行可換股債券（*附註28*）	–	1,205,170	–	–	–	–	–	–	–	–
已換的可換股債券（*附註28*）	60,000	(281,432)	221,432	–	–	–	–	–	221,432	–
捐贈收入	–	–	–	633	–	–	–	–	633	–
二零零三年十二月三十一日	1,060,000	923,738	2,115,258	12,921	218,185	176,978	111	(304,365)	2,219,088	212,000

綜合現金流動表

截至二零零四年十二月三十一日止年度
(按香港會計準則編製)

	附註	二零零四年 人民幣千元	二零零三年 人民幣千元
經營活動			
經營產生之現金流入淨額	*31(a)*	**1,544,293**	1,273,544
支付所得稅		**(130,877)**	(129,470)
已收利息		**18,854**	10,768
經營活動之現金流入淨額		**1,432,270**	1,154,842
投資活動			
購建固定資產、在建工程及無形資產		**(374,057)**	(533,399)
處置固定資產所得		**32,174**	55,172
增購其他長期資產		**(2,159)**	—
收購附屬公司，扣除購入之現金	*31(c)*	**469**	—
增加投資於附屬公司		**(192,243)**	(81,763)
收購聯營公司或其他投資		**(72,210)**	—
減少短期銀行存款及已抵押銀行存款		**4,095**	9,070
投資活動之現金流出淨額		**(603,931)**	(550,920)
融資前之現金流入淨額		**828,339**	603,922
融資活動			
新借貸款	*31(b)*	**1,058,319**	2,771,878
償還銀行借款	*31(b)*	**(1,388,066)**	(4,231,355)
股東借款		**—**	124,047
發行可換股債券	*31(b)*	**270,275**	1,218,438
股東投入現金資本		**—**	633
少數股東投入現金資本		**—**	4,500
已付利息		**(62,150)**	(105,744)
派發股息	*31(b)*	**(211,000)**	(218,900)
派發少數股東之股息	*31(b)*	**(29,929)**	(79,592)
融資活動現金流出淨額		**(362,551)**	(516,095)
現金及現金等價物之增加		**465,788**	87,827
一月一日之現金及現金等價物		**849,765**	762,166
外幣匯率變動之影響		**186**	(228)
十二月三十一日之現金及現金等價物		**1,315,739**	849,765

1. 公司架構及主要業務

青島啤酒股份有限公司(以下簡稱「本公司」)於一九九三年六月十六日在中華人民共和國(以下簡稱「中國」)成立,並於一九九五年十二月二十七日取得按中外合資股份有限公司註冊的營業執照。本公司發行的H股自一九九三年七月十五日開始在香港聯合交易所有限公司之主板上市,而A股則自一九九三年八月二十七日開始在上海證券交易所上市。

本公司及其附屬公司(合稱「本集團」)的主要業務為生產及銷售啤酒。

本集團及本公司的主要收購事項已詳列於本報告附註17。

2. 主要會計政策

編製此賬目所採用之主要會計政策列載如下:

(a) 編製基準

本賬目乃按照香港普遍採納之會計原則及香港會計師公會頒佈之會計準則(「香港會計準則」)編製。該等會計基準與編製中國法定賬目所採用之基準在若干重要方面有所不同。本公司及組成本集團的附屬公司之中國法定賬目乃按照中國適用之會計準則和規定而編製。本賬目已按照香港會計準則作出適當的調整,但有關的調整並沒有反映於本集團之中國法定賬目上。本賬目依據歷史成本常規法編製。部分固定資產則按評估值記賬,持至到期日之證券在資產負債表內按成本值加/減任何截至該日止已攤銷之折讓/溢價列賬。

香港會計師公會頒佈了一系列新立及修訂的「香港財務報告準則」及「香港會計準則」,這些準則將適用於自二零零五年一月一日起之會計年度,本集團並未在二零零四年十二月三十一日前的會計年度中提早適用以上準則。本集團已經開始評估以上準則對本集團之影響,但並未能對以上準則是否會對本集團的經營及財務狀況產生重大影響做出評價。

(b) 集團會計

(i) 綜合賬目

綜合賬目包括本公司及各附屬公司截至十二月三十一日止之賬目。

附屬公司指本公司直接或間接控制過半數投票權;有權控制財政及營運決策;委任或撤換董事會大多數成員;或在董事會會議上有大多數投票權之實體。

在年內購入或售出之附屬公司,其業績由收購生效日起計或計至出售生效日止列入綜合損益賬內。

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

2. 主要會計政策(續)

(b) 集團會計(續)

(i) 綜合賬目(續)

出售附屬公司之收益或虧損指出售所得之收入與集團應佔該公司資產淨值之差額,連同之前並未在綜合損益賬內支銷或入賬之任何未攤銷商譽或負商譽以及任何相關之累積外幣匯兑儲備。

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

在本公司之資產負債表內,附屬公司之投資以成本值扣除減值虧損準備入賬。本公司將附屬公司之業績按已收及應收股息入賬。

本集團的附屬公司明細詳列於附註17。

(ii) 聯營公司

聯營公司為附屬公司及合營公司以外,集團持有其股權作長期投資,並對其管理具有重大影響力之公司。

綜合損益賬包括集團應佔聯營公司之本年度業績,而綜合資產負債表則包括本集團應佔聯營公司之資產淨值及收購產生之商譽或負商譽(扣除累計攤銷)。

當聯營公司之投資賬面值已全數撇銷,便不再採用權益會計法,除非本集團就該聯營公司已產生承擔或有擔保之承擔。

本集團與其聯營公司間交易之未變現盈利按集團應佔該等聯營公司之權益撇銷;除非交易提供所轉讓資產減值之憑證,否則將未變現虧損撇銷。

在本公司之資產負債表內,聯營公司之投資以成本值減去減值準備列賬。本公司將聯營公司之業績按已收及應收股息入賬。

(iii) 外幣換算

以外幣為本位幣之交易,均按交易當日之匯率折算。於結算日以外幣顯示之貨幣資產與負債則按結算日之匯率折算。由此產生之匯兑盈虧均計入損益賬。

附屬公司及聯營公司以外幣顯示之資產負債表均按結算日之匯率折算,而損益賬則按平均匯率折算。由此產生之匯兑盈虧作為儲備變動入賬。

2. 主要會計政策*(續)*

(c) 無形資產

(i) 商標、專有技術及軟件

商標、專有技術及軟件於取得時按實際成本入賬及在有關的經濟利益很可能流入企業及該資產的成本能夠可靠地計量時才予以確認。已確認的無形資產按成本扣除累計攤銷及減值準備計價。

於該等無形資產被購買或完成後發生的支出,應在發生時確認為當期費用。除非該支出能產生比原有評估表現水平較高的預見經濟利益,及能夠可靠地計量及分配到將被溢值的無形資產成本上,則該支出能確認為無形資產成本部份。

商標、專有技術及軟件採用直線法,按照其估計使用年限攤銷。有關估計使用年限及攤銷方法均於每年年結時重新覆核。無形資產的估計使用年限如下:

青島啤酒商標	40年
其他商標	5 — 10年
專有技術	10年
軟件及其他	5 — 10年

(ii) 研究及開發成本

研究成本在發生時作為費用列支。當能夠證明開發中產品技術之可行性及有意完成該產品,而亦有充裕資源及成本可予釐定,及有能力出售或使用該資產而產生可預見經濟利益,則將新產品或改良產品之設計及測試之開發所涉及之成本確認為無形資產,並以直線法按不多於五年期限攤銷,以反映將相關經濟效益確認之模式。不符合上述條件之開發成本在發生時作為費用支銷。已入賬為支出之開發成本不會在往後期間確認為資產。本會計年度並沒有任何開發成本確認為資產。

(iii) 商譽

收購成本超過本集團於收購日按持股比例計算的被收購附屬公司聯營公司淨資產之公允價值的部分確認為商譽。對於以權益法核算於聯營公司之投資,商譽則計入投資的賬面價值。商譽之攤銷採用直線法於十年之有效期限內攤銷。任何由該商譽所發起的減值於綜合損益表中反映。

(iv) 無形資產減值

如有跡象顯示出現減值,無形資產之賬面值均需評估及即時撇減至可收回價值。

2. 主要會計政策*(續)*

(d) 負商譽

本集團於收購日按持股比例計算的被收購附屬公司淨資產之公允價值超過收購成本的部分確認為負商譽。

如果負商譽與本集團購買計劃中確認並能可靠計量的預計未來損失和費用有關，該部分負商譽在未來的損失和費用被確認時確認為收益，但並不包括於收購日可辨認的負債。如果負商譽不超過所取得的可辨認非貨幣性資產的公允價值，則按所取得的可辨認應折舊資產或應攤銷資產的加權平均剩餘年限內，用有系統的方法確認為收益。如果負商譽的金額超過所取得的可辨認非貨幣性資產的公允價值，則立刻確認為當期收益。

(e) 固定資產及其折舊

(i) 固定資產

固定資產按實際成本或評估價值扣除累計折舊及資產減值準備計價。實際成本包括購買及將該項資產付運至運作地點及達至原定用途之狀態而所佔的任何直接費用。重估價值為本公司於一九九三年六月十六日改組為股份制公司時由原有股東投入的固定資產，按原有股東所同意而經中國國家國有資產管理局批准的評估價入賬。在固定資產投入運作後產生的支出，如日常維修保養及檢修費用，一般於產生該等支出的期間自損益表中扣除。倘若能清楚顯示該等支出能增加預計於日後運用該項固定資產而產生的經濟效益，該等支出則撥作該項目固定資產的額外成本。

本集團根據香港會計師公會發出《會計準則》第17條第72段有關《物業、廠房及設備》之過渡期規定，有部分固定資產是從一九九五年九月三十日前所作之評估值列賬，而該等固定資產均未有重估至資產負債表結算日之公允價值。

資產改良支出均資本化，並按其對本集團之預計可用年期折舊。

(ii) 折舊

除土地使用權並無殘值外，固定資產之折舊乃以直線法按彼等之原值或評估值扣除累計資產減值及3%殘值分攤於其估計可使用年期作出撥備。固定資產主要估計可使用年限如下：

土地使用權	實際使用年限
房屋建築物	20 — 40年
機器設備	5 — 14年
運輸設備	5 — 12年
其他設備	5 — 10年

2. 主要會計政策(續)

(e) 固定資產及其折舊(續)

(ii) 折舊(續)

固定資產之可使用年期及折舊方法均被定期覆核。

機器零件按大維修期折舊。將機器零件重修至其正常運作狀態使整體資產可繼續使用之重大支出均資本化，並按零件大修理間隔期限折舊。

(iii) 減值與出售盈虧

在每年結算日，固定資產項內之資產皆透過集團內部及外界所獲得的資訊，評核該等資產有否耗蝕。如有跡象顯示該等資產出現耗蝕，則估算其可收回價值，及在合適情況下將減值虧損入賬以將資產減至其可收回價值。此等減值虧損在損益表入賬。

出售固定資產之收益或虧損將列算於損益表內。出售固定資產之收益或虧損乃出售所得收入淨額與資產賬面值之差額。

(f) 經營租賃

經營租賃是指擁有資產之風險及回報實質上由出租公司保留之租賃。租賃款額在扣除自出租公司收取之任何獎勵金後，於租賃期內以直線法在損益賬中支銷。

(g) 長期投資

持至到期日之證券在資產負債表內按成本值加／減任何截至該日止已攤銷之折讓／溢價列賬。折讓或溢價按截至到期日止之期間攤銷，並在損益表中列作利息收入／支出項目。如出現非短期性之減值，則作出撥備。

個別持至到期日之證券或持有同類證券之賬面值均於結算日檢討，以評估有關之信貸風險及其賬面值能否收回。倘若預期賬面值無法收回，則作出撥備，並即時在損益表列作開支。

(i) 投資證券

計劃持續持有之證券，包括債權(除持有至到期證券)及股權證券，乃分類為投資證券並按成本值減有關減值準備列賬於資產負債表上。

於各資產負債表日，本集團及本公司對各持有至到期證券作覆核，以評估有關之公允價值是否減值至低於賬面金額。倘發生上述減值情況，則賬面金額可予削減，而有關削減乃確認於當年損益。如引致投資證券減值的情況不再存在並有證據顯示會於可見之未來持續下去，其減值準備則會沖回當年的損益賬內。

當投資證券出售及轉讓時，其賬面值與出售或轉讓所得款項淨額之差計入當年損益。

2. 主要會計政策 *(續)*

(g) 長期投資 *(續)*

(ii) 其他投資

除持有至到期證券及投資證券以外的證券均分類為其他投資，並以公允價值於資產負債表上反映。所有未實現持有損益均計入當年損益賬內。

當其他投資出售及轉讓時，其盈利或虧損計入當年損益。

(h) 存貨

存貨包括原材料、在產品、包裝物、輔料及低值易耗品和產成品。期末存貨按成本值與可變現淨值兩者之較低者入賬。成本值按加權平均法計算，並包括所有的採購成本、生產成本及使存貨達到目前地點及狀態的其他相關成本。可變現淨值乃按預計銷售所得款項扣除估計銷售費用計算。低值易耗品及部份包裝物用直線法攤銷列作當年生產費用。

(i) 在建工程

在建工程指興建中的房屋及建築物和安裝測試中的機器設備，並按成本值減累計資產減值記賬。成本包括工程建造和設備購置安裝的支出及其他直接成本，以及建造和安裝測試期間為該項資產所發生的借款利息支出。在建工程於完工及可作擬定用途時，將轉入固定資產開始計提折舊。

(j) 應收賬款及其他應收款

凡被視為呆賬之應收賬款及其他應收款，均計提壞賬準備。應收賬款及其他應收款項以成本值減壞賬準備後的淨值列示。

(k) 現金及現金等價物

現金及現金等價物按成本在資產負債表內列賬。在現金流量表中，現金及現金等價物包括庫存現金及銀行通知存款。

(l) 撥備

倘本集團需就過去事件承擔現有之法律性或推定性的責任而很可能導致經濟利益流出企業以抵償責任，而有關金額能夠可靠地估計時，須計提撥備。當集團預計撥備款可獲償付，則只能在償付款可實質地確定時確認將償付款確認為獨立資產。該等撥備需於每一資產負債表日作出覆核及對有關估計金額作出調整以反映當時最準確之估計。當有關準備金額的時間值會造成重大影響時，有關準備將以估計用於抵償責任的金額的淨現值計提。

2. 主要會計政策*(續)*

(m) 僱員福利

(i) 僱員應享假期

僱員在年假之權利在僱員應享有時確認。本集團為截至結算日止僱員已提供之服務而產生之年假之估計負債作出撥備。

僱員之病假、產假分娩假及護產假不作確認,直至僱員正式休假為止。

(ii) 獎金計劃

當本集團因為僱員已提供之服務而產生現有法律或推定性責任,而責任金額能可靠估算時,則將獎金計劃之預計成本確認為負債入賬。

獎金計劃之負債預期須在十二個月內償付,並根據在償付時預期會支付之金額計算。

(iii) 退休金責任

根據於一九九四年十月一日起施行的《青島市城鎮企業從業人員養老保險暫行規定》,本公司為全職僱員提供指定供款退休金計劃。統籌退休金乃按地方政府規定的標準工資的28.5%至33.5%,其中本集團承擔25.5%,餘下由職工負責承擔,並交由中國政府有關部門統籌安排。退休職工的退休金由該部門統籌支付。本集團按權責發生制計提已繳及應繳之退休金。

在香港經營的附屬公司按香港特別行政區政府的強制性公積金條例成立一定額供款強制性公積金,按僱員基本薪金5%對該計劃每月作出供款,惟此公司及僱員各自的最高供款額以每年每僱員港幣12,000元(人民幣12,720元)為限。集團向該退休計劃作出之供款在發生時作為費用支銷。

(n) 遞延税項

遞延税項採用負債法就資產負債之税基與它們在財務報表之賬面值兩者之短暫時差作全數撥備。遞延所得税採用在結算日前已頒佈或實質頒佈之税率釐定。

遞延税項資產乃就有可能將未來應課税溢利與可動用之短暫時差抵銷而確認。

遞延所得税乃就附屬公司及聯營公司之短暫時差而撥備,但假若可以控制時差之撥回,並有可能在可預見未來不會撥回則除外。

2. 主要會計政策(續)

(o) 或然事項

或然負債指因已發生的事件而可能引起之責任，此等責任需就某一宗或多宗事件會否發生才能確認，而集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因已發生的事件引致之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠地衡量而未有入賬。

或然負債不會被確認，但會在賬目附註中披露。假若消耗資源之可能性改變導致可能出現資源消耗，此等負債將被確立為撥備。

(p) 可換股債券

強制性可換股債券的本金部份(扣除相關債券發行費用後)記於資產負債表權益中。此外，本公司估計每年應繳付予債券持有人的債券利息金額及該持有人於換股時退回本公司的利息金額(假設換股在限期結束時進行)的相應現金流量，按本公司平均借款利率分別計算其貼現值。以上兩者之貼現值差額(以下簡稱「貼現淨值」)將沖銷有關已發出債券的本金部份，並確認為本公司的遞延負債且於資產負債表中作長期負債處理，該遞延負債於預計換股限期間以直線攤銷法按年將有關收入確認於損益表中。本公司亦將債券持有人進行換股前實際已付或應繳付的債券利息費用確認為保證金、預付賬款及其他應收款於資產負債表中列示。

(q) 收入確認基準

在有關交易經濟利益能流入本集團，和相關的收入和成本能可靠地衡量的前提下，收入按以下的基準確認：

(i) 銷售交易之收入於擁有貨物的風險與回報轉讓予客戶時確認。

(ii) 銀行存款利息收入及投資收入依據未償還本金額及適用利率按時間比例確認。

(iii) 股息收入在收取股息之權利獲確定時確認。

(iv) 經營租賃之租金收入按直線法確認。

(r) 補貼收入

當企業能夠合理地保證附帶條件以及補貼將可收取時，政府補貼確認為其他收益。

2. 主要會計政策(續)

(s) 借款費用

借款費用包括利息費用及其他與借款相關的費用，包括借款折溢價的攤銷、借款安排的輔助性支出的攤銷及因外幣借款產生綜合損益而調整的利息支出。

借款費用一般於發生當期計入費用，除非用借款購建的資產需較長一段時間的購建方能投入使用，則與該項資產直接有關的借款費用予以資本化。當購建成本及借款費用開始發生且為該等資產達到預定用途的購建活動正在進行時，借款費用才開始資本化。資本化的借款費用根據該項資產達到預定用途前所平均佔用的資金計算。若由於借款費用資本化而致資產的賬面價值超過其可回收價值，則應計提該資產的減值準備。

(t) 分部資料

本集團唯一主要業務為生產及銷售啤酒產品，因此未有編製按業務分部的資料。按本集團內部財務資料彙報架構，可為五個主要的地區分部。這些地區分部為本集團編製基本分部資料的基礎。按地區劃分的分部財務資料詳列於附註3。

分部收入、費用及分部經營結果包括地區分部間之轉讓。該等轉讓乃按雙方就市場情況協商進行，並於合併時全部沖銷。

未分配資產及負債指未分類企業資產及負債。

未分配成本指集團整體性開支。分部資產主要包括無形資產、固定資產、存貨、應收款項及經營現金，不包括之項目主要為證券之投資。分部負債指經營負債，而不包括例如若干集團整體性之借款等項目。資本性開支包括購入無形資產(不包括「商譽」)及固定資產的費用，當中包括因收購附屬公司而添置之資產。

至於地區分部報告，銷售額乃按照客戶所在地區計算。總資產及資本性開支按資產所在地計算。

3. 分部報表

本集團之唯一主要業務為生產及銷售啤酒，因此未提供按業務分部資料之分析。

本集團的活動在中國產生，按地區分部的資料分析如下：

	二零零四年						
	青島地區 人民幣千元	其他 山東地區 人民幣千元	華北地區 人民幣千元	華南地區 人民幣千元	海外地區 人民幣千元 （附註a）	合併抵消 人民幣千元	合併 人民幣千元
營業額							
對外銷售	2,213,397	817,146	1,866,312	2,513,009	293,092	–	7,702,956
分部間往來	255,957	172,964	55,060	26,522	522	(511,025)	–
營業額	2,469,354	990,110	1,921,372	2,539,531	293,614	(511,025)	7,702,956
營業盈利							
分部業績	422,013	(35,393)	42,983	152,823	82,744	–	665,170
未分配開支淨額							(104,129)
經營盈利							561,041
理財成本							(45,251)
應佔聯營公司經營盈利減虧損	(25,325)	–	–	–	–	–	(25,325)
除稅前盈利							490,465
稅項							(186,391)
除稅後盈利							304,074
少數股東損益							(18,911)
股東應佔盈利							285,163

3. 分部報表(續)

	二零零四年						
	青島地區	其他 山東地區	華北地區	華南地區	海外地區	合併抵消	合併
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元 (附註a)	人民幣千元	人民幣千元
資產							
分部資產	6,087,513	1,207,272	2,283,693	4,105,188	—	(4,809,010)	8,874,656
投資於聯營公司	71,641	—	—	—	—	—	71,641
未分配資產							874,236
總資產							9,820,533
負債							
分部負債	1,383,194	992,204	1,615,106	2,671,255	—	(2,795,823)	3,865,936
未分配負債							656,136
總負債							4,522,072
其他資料							
資本性支出	121,747	46,227	660,992	573,756	—	—	1,402,722
折舊	111,604	84,516	139,488	186,785	—	—	522,393
攤銷	7,306	180	692	2,686	—	—	10,864
資產減值準備於損益表確認							
一 固定資產	5,175	3,805	31,579	21,942	—	—	62,501

3. 分部報表*(續)*

	二零零三年						
	青島地區 *人民幣千元*	其他 山東地區 *人民幣千元*	華北地區 *人民幣千元*	華南地區 *人民幣千元*	海外地區 *人民幣千元* *(附註a)*	合併抵消 *人民幣千元*	合併 *人民幣千元*
營業額							
對外銷售	1,795,540	934,537	1,426,702	2,177,342	379,664	—	6,713,785
分部間往來	208,957	2,330	91,123	219,289	—	(521,699)	—
營業額	2,004,497	936,867	1,517,825	2,396,631	379,664	(521,699)	6,713,785
營業盈利							
分部業績	348,685	(27,959)	35,192	156,136	125,116	—	637,170
未分配開支淨額							(110,756)
經營盈利							526,414
理財成本							(101,799)
應佔聯營公司經營盈利減虧損	(7,251)	—	—	—	—	—	(7,251)
除稅前盈利							417,364
稅項							(134,988)
除稅後盈利							282,376
少數股東損益							(37,331)
股東應佔盈利							245,045

3. 分部報表 *(續)*

	二零零三年						
	青島地區 *人民幣千元*	其他 山東地區 *人民幣千元*	華北地區 *人民幣千元*	華南地區 *人民幣千元*	海外地區 *人民幣千元* *(附註a)*	合併抵消 *人民幣千元*	合併 *人民幣千元*
資產							
分部資產	5,383,778	1,284,197	1,837,337	3,942,517	—	(3,981,235)	8,466,594
投資於聯營公司	21,197	—	—	—	—	—	21,197
未分配資產							435,778
總資產							8,923,569
負債							
分部負債	904,606	1,030,757	1,206,927	2,442,646	—	(2,092,823)	3,492,113
未分配負債							437,165
總負債							3,929,278
其他資料							
資本性支出	105,398	114,383	96,344	234,748	—	—	550,873
折舊	130,466	66,801	109,307	214,276	—	—	520,850
攤銷	11,499	84	773	2,502	—	—	14,858
資產減值準備於損益表確認							
一 固定資產	8,839	12,141	18,793	6,529	—	—	46,302

附註a: 海外地區收入指經集團海外附屬公司銷售給除中國以外(包括香港)等地區的收入,或集團內中國分公司/附屬公司對海外的銷售。與該部分收入相對應的分部資產及負債對於集團總體影響微小。

4. 營業額及其他收益淨額

本年度之收益淨額如下：

	二零零四年 *人民幣千元*	二零零三年 *人民幣千元*
營業額	**7,702,956**	6,713,785
其他收益淨額：		
— 補貼收入*(i)*	**75,586**	62,885
— 廢料銷售利潤	**13,789**	10,836
— 其他支出	**(85,862)**	(51,032)
	3,513	22,689
淨收益合計	**7,706,469**	6,736,474

(i) 於過去年度進行的收購中，本集團與部分有關地方政府達成協議。根據協議，使部份附屬公司能享有不同的地方財政補貼，主要包括以附屬公司繳納的各項税金為基礎的財政補貼收入。

5. 經營盈利

經營盈利已扣除／(計入)下列各項：

	二零零四年 *人民幣千元*	二零零三年 *人民幣千元*
計入		
匯兑收益淨額	**(6,211)**	—
負商譽攤銷(包括於其他收益淨額)：	**(19,260)**	(10,244)
扣除		
已售之存貨成本(包括直接材料，人工及製造費用)	**5,027,430**	4,326,079
員工成本(包括董事薪津)*(附註11)*	**552,985**	586,847
固定資產折舊(包括於其他收益淨額)	**522,393**	520,850
無形資產攤銷*(附註13)*		
— 商標(包括於行政開支)	**2,606**	2,584
— 專有技術(包括於行政開支)	**2,196**	1,863
— 軟件及其他(包括於行政開支)	**2,159**	1,497
— 商譽(包括於行政開支)	**23,163**	17,494
核數師酬金	**6,010**	5,861
土地及房屋建築物之經營租賃支出	**9,593**	8,747
壞賬準備	**25,054**	16,168
撥備*(附註26(a))*	**27,000**	—
固定資產之減值準備*(附註14)*	**62,501**	46,302
處置固定資產淨損失	**5,700**	12,645
存貨可變現淨值準備	**19,819**	2,550
關閉子公司補償支出*(附註17(i))*	**3,630**	—
匯兑虧損淨額	**—**	7,081
研究及開發成本	**4,175**	3,357

6. 理財成本

	二零零四年 人民幣千元	二零零三年 人民幣千元
銀行借款及透支的利息支出(須於五年內全數償還)	**45,251**	103,614
減:於在建工程資本化之利息	**—**	(1,815)
合計	**45,251**	101,799

7. 稅項

(a) 所得稅

	二零零四年 人民幣千元	二零零三年 人民幣千元
當期稅項		
— 香港利得稅*(i)*	**1,635**	1,514
— 中國企業所得稅*(ii)*	**169,262**	128,971
以前確認遞延稅款資產撥回	**—**	5,101
減:遞延稅項暫時性差異之確認/(轉回)	**15,494**	(598)
合計	**186,391**	134,988

法定稅率與實際有效稅率調節表:

	二零零四年	二零零三年
法定稅率	**33%**	33%
未確認遞延稅項資產之附屬公司虧損	**18%**	19%
集團內各地區不同稅率之影響	**(15%)**	(18%)
其他	**2%**	(2%)
實際有效稅率	**38%**	32%

(i) 香港利得稅

香港利得稅乃根據本年度估計應課溢利依稅率17.5%(二零零三年:17.5%)之稅率作出準備。

7. 稅項*(續)*

(a) 所得稅*(續)*

(ii) 中國企業所得稅

中國企業所得稅乃根據本年度的估計業績按國家規定的須繳納部份計算,所有可以享受到的免稅優惠已考慮在內。

根據國家稅務總局在一九九四年四月十八日發出之一份批文,自本公司成立日起及在新的企業所得稅法有特別說明之前,本公司的應課稅溢利暫按15%的稅率徵收所得稅,直至另行通知。本公司於一九九七年三月二十三日接獲青島市財政局的確認,延長這項稅務優惠直至另行通知。

青島啤酒(三水)有限公司(「三水公司」)、青島啤酒(郴州)有限公司(「郴州公司」)及深圳青島啤酒朝日有限公司(「深朝日」)被確認為外商投資企業並可享受經抵銷累計虧損後,由首個獲利年度起計兩免三減半計繳所得稅。本年為三水公司第五個獲利年度、郴州公司第三個獲利年度以及深朝日第四個獲利年度。因此,三水公司、郴州公司及深朝日分別按12%、16.5%及7.5%應課所得稅。

深圳市青島啤酒華南營銷有限公司、深圳市青島啤酒華南投資有限公司、青島啤酒(珠海)有限公司、青島啤酒(斗門)麥芽有限公司、青島啤酒(廈門)有限公司和青島啤酒(廈門)銷售有限公司因分別於深圳、珠海及廈門經濟特區成立及經營,按有關稅務條例以15%計算應課所得稅。

本集團內其他於中國成立及營運的附屬公司的應納稅所得額按標準稅率33%計算應課所得稅。

(b) 增值稅

根據《中華人民共和國企業增值稅暫行條例》,本集團按產品國內銷售收入的17%的增值稅率繳納銷項增值稅,出口產品銷售採用「免、抵、退」辦法,退稅率為13%。購買原材料及輔助材料等時所繳付的進項增值稅可用於抵扣銷售貨物時的銷項增值稅。

(c) 消費稅

根據中國財政部、國家稅務總局頒佈了《關於調整酒類產品消費稅政策的通知(財稅[2001]84號)》規定每噸啤酒出廠價格(含包裝物及包裝物押金)在3,000元以上的,單位消費稅額為每噸250元。其他啤酒之銷售,仍按每噸220元繳納消費稅。

8. 股東應佔盈利

計入本公司賬目之佔盈利約為人民幣329,045,000元(二零零三年:約人民幣406,748,000元)。

9. 股息

	二零零四年 **人民幣千元**	二零零三年 人民幣千元
已派發股息:		
已實際派發二零零三年股息每普通股人民幣0.20元 (二零零三年:已實際派發二零零二年股息每普通股人民幣0.22元)	**211,000**	218,900
建議派發股息:		
於二零零五年派發之二零零四年 擬派末期股息每普通股人民幣0.15元 (二零零三年:於二零零四年派發人民幣0.20元)	**196,233**	212,000

於二零零五年四月十一日之董事會,董事建議派發二零零四年末期股息每普通股0.15元。此擬派股息並未於賬目中應付股息反映,惟將於二零零五年十二月三十一日止年度列作保留盈餘分派。

10. 每股盈利

每股基本及攤薄盈利是根據股東應佔盈利約人民幣285,163,000元(二零零三年:約人民幣245,045,000元)計算。

每股基本盈利是按期內已發行普通股之加權平均數1,060,000,000股(二零零三年:1,030,000,000股)計算。每股攤薄盈利根據1,294,137,362股(二零零三年:1,140,018,000股)普通股計算,即期內已發行普通股之加權平均數,加上假設所有未行使換股權之強制性可換股債券*(附註28所示)*皆已於二零零四年一月一日轉換成股權之加權平均數234,137,362股(二零零三年:110,018,000股)普通股計算。

11. 員工成本(包括董事薪津)

	二零零四年 **人民幣千元**	二零零三年 人民幣千元
薪酬工資	**451,351**	474,766
社會保障成本	**33,216**	47,325
退休成本 — 界定供款計劃	**67,133**	62,577
員工醫療福利	**1,285**	2,179
合計	**552,985**	586,847

12. 董事、監事會成員及五位支薪最高人士之薪津

(a) 董事薪津

	二零零四年 人民幣千元	二零零三年 人民幣千元
非執行董事		
一 董事袍金	—	—
一 其他	**230**	200
執行董事		
一 董事袍金	—	—
一 薪金、津貼及非現金利益	**934**	613
一 退休金供款	**34**	26
合計	**1,198**	839

(b) 管理人員薪津

本集團年度內五位薪酬最高人士之酬金分析如下其中四位為(二零零三:無)本公司董事或監事會成員:

	二零零四年 人民幣千元	二零零三年 人民幣千元
基本薪金、津貼及非現金利益	**1,153**	1,024
退休金供款	**42**	26
合計	**1,195**	1,050

(c) 監事會成員薪津

五名現任及前任監事會成員之酬金總額如下:

	二零零四年 人民幣千元	二零零三年 人民幣千元
基本薪金、津貼及非現金利益	**514**	526
退休金供款	**34**	35
合計	**548**	561

12. 董事、監事會成員及五位支薪最高人士之薪津*(續)*

(c) 監事會成員薪津*(續)*

截至二零零四年十二月三十一日止年度，給董事及五名最高薪酬的人士(包括董事、監事及僱員)每人的酬金均少於人民幣1,060,000元(折合港幣1,000,000元)(二零零三年：相同)。此外並無董事放棄或答應放棄任何薪津(二零零三年：無)。於本年度，本集團並無對薪金最高的五位僱員給予酬金作為加入本集團之獎勵或退職之補償(二零零三年：無)。非執行董事收取人民幣230,000元薪津(二零零三年：人民幣200,000元)。

13. 無形資產

(a) 集團

	二零零四年				
	商譽	商標	專有技術	軟件及其他	總計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
截至二零零四年十二月三十一日止年度					
年初賬面淨值	151,306	76,726	10,246	18,763	257,041
本年增加	85,858*	151	—	9,637	95,646
收購附屬公司增加	—	—	—	60	60
攤銷支出	(23,163)	(2,606)	(2,196)	(2,159)	(30,124)
年末賬面淨值	214,001	74,271	8,050	26,301	322,623
於二零零四年十二月三十一日					
成本	280,378	103,497	18,629	33,386	435,890
累計攤銷	(66,377)	(29,226)	(10,579)	(7,085)	(113,267)
賬面淨值	214,001	74,271	8,050	26,301	322,623
於二零零三年十二月三十一日					
成本	194,520	103,346	18,629	23,689	340,184
累計攤銷	(43,214)	(26,620)	(8,383)	(5,104)	(83,321)
因出售或報廢而轉出	—	—	—	178	178
賬面淨值	151,306	76,726	10,246	18,763	257,041

* 二零零四年商譽的本年增加數是由於新附屬公司的收購*(詳見附註17(ii)(c)和(d))*和一間新的聯營公司*(詳見附註18(b))*。

13. 無形資產*(續)*

(b) 公司

	二零零四年		
	商標	軟件及其他	總計
	人民幣千元	人民幣千元	人民幣千元
截至二零零四年十二月三十一日止年度			
年初賬面淨值	73,750	7,618	81,368
本年增加	—	1,166	1,166
本年度攤銷	(2,437)	(966)	(3,403)
年末賬面淨值	71,313	7,818	79,131
於二零零四年十二月三十一日			
成本	100,000	10,088	110,088
累計攤銷	(28,687)	(2,270)	(30,957)
賬面淨值	71,313	7,818	79,131
於二零零三年十二月三十一日			
成本	100,000	8,922	108,922
累計攤銷	(26,250)	(1,304)	(27,554)
賬面淨值	73,750	7,618	81,368

(i) 商標

商標主要包括本集團於一九九三年六月十六日重組時，由原有股東作為資本投入的「青島啤酒」商標。該商標是以中國國家國有資產管理局認定的評估值入賬。

本公司董事認為由於上述商標對公司營運非常重要，並預期能為本集團及本公司帶來持續的經濟利益。因此，上述商標40年的攤銷期乃長於香港會計準則第29條預設的20年攤銷年限。

其他商標是於收購附屬公司時取得，並按照其收購時的公允值入賬，並按其估計之使用年限由5年至10年攤銷。

(ii) 專有技術

專有技術是於附屬公司重組時，由一少數股東投入該附屬公司作為資本投資。此專有技術按照該附屬公司各股東議定之金額為公允值入賬，並按照其預計經濟利益，估計為10年的估計經濟效益流入期以直線法作出分期攤銷。

本公司董事認為無形資產之公允價值不低於二零零四年十二月三十一日本集團及本公司之賬面淨值。

14. 固定資產

(a) 集團

固定資產項目的變動如下：

	二零零四年					
	土地使用權	房屋建築物	機器設備	運輸設備	其他設備	總計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
成本或估值						
一月一日	647,189	2,391,588	4,602,799	413,170	230,486	8,285,232
在建工程轉入	—	79,655	263,485	502	8,441	352,083
添置	3,583	125,054	157,872	38,615	55,958	381,082
收購附屬公司	111,948	227,867	412,282	31,945	6,942	790,984
出售附屬公司	—	—	(7,974)	(21,626)	(1,243)	(30,843)
出售或報廢	(54,599)	(106,632)	(152,605)	(64,788)	(20,094)	(398,718)
十二月三十一日	708,121	2,717,532	5,275,859	397,818	280,490	9,379,820
累計折舊、攤銷及減值						
一月一日	110,912	522,263	1,895,316	170,119	119,075	2,817,685
本年度折舊及攤銷	13,644	68,842	358,615	41,540	39,752	522,393
收購附屬公司	2,612	78,153	195,424	15,210	3,499	294,898
出售附屬公司	—	—	(540)	(2,159)	(228)	(2,927)
出售固定資產轉回	(14,640)	(23,971)	(78,305)	(31,660)	(5,987)	(154,563)
資產減值準備	—	10,334	45,864	6,303	—	62,501
減值準備轉出*	—	(26,184)	(15,286)	(1,286)	—	(42,756)
十二月三十一日	112,528	629,437	2,401,088	198,067	156,111	3,497,231
賬面淨額						
十二月三十一日	595,593	2,088,095	2,874,771	199,751	124,379	5,882,589
一月一日	536,277	1,869,325	2,707,483	243,051	111,411	5,467,547

14. 固定資產(續)

(a) 集團(續)

於二零零四年十二月三十一日，以上資產之成本或估值分析如下：

	二零零四年					
	土地使用權	房屋建築物	機器設備	運輸設備	其他設備	總計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
按成本計價	584,609	2,428,452	4,848,521	390,003	280,490	8,532,075
按估值計價	123,512	289,080	427,338	7,815	—	847,745
	708,121	2,717,532	5,275,859	397,818	280,490	9,379,820

於二零零三年十二月三十一日，以上資產之成本或估值分析如下：

	二零零三年					
	土地使用權	房屋建築物	機器設備	運輸設備	其他設備	總計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
按成本計價	523,677	2,102,508	4,175,461	405,355	230,486	7,437,487
按估值計價	123,512	289,080	427,338	7,815	—	847,745
	647,189	2,391,588	4,602,799	413,170	230,486	8,285,232

* 本年度，本集團處置部分房屋建築、機器及運輸工具，同時轉出上述固定資產相關減值準備。

14. 固定資產(續)

(b) 公司

固定資產項目的變動如下:

	二零零四年					
	土地使用權 人民幣千元	房屋建築物 人民幣千元	機器設備 人民幣千元	運輸設備 人民幣千元	其他設備 人民幣千元	總計 人民幣千元
成本或估值						
一月一日	87,411	528,375	1,257,860	139,670	99,070	2,112,386
在建工程轉入	—	17,607	45,747	—	5,350	68,704
添置	—	9,259	22,602	8,951	24,456	65,268
出售或報廢	—	(935)	(24,731)	(41,219)	(4,901)	(71,786)
十二月三十一日	87,411	554,306	1,301,478	107,402	123,975	2,174,572
累計折舊、攤銷及減值						
一月一日	18,264	137,023	756,365	87,639	48,651	1,047,942
本年度折舊及攤銷	1,811	13,381	74,438	12,792	17,440	119,862
因出售或報廢而轉出	—	(850)	(17,740)	(20,121)	(4,532)	(43,243)
資產減值準備	—	1,180	3,946	—	—	5,126
十二月三十一日	20,075	150,734	817,009	80,310	61,559	1,129,687
賬面淨額						
十二月三十一日	67,336	403,572	484,469	27,092	62,416	1,044,885
一月一日	69,147	391,352	501,495	52,031	50,419	1,064,444

14. 固定資產 *(續)*

(b) 公司 *(續)*

於二零零四年十二月三十一日，以上資產之成本或估值分析如下：

	二零零四年					
	土地使用權	房屋建築物	機器設備	運輸設備	其他設備	總計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
按成本計價	5,011	334,430	931,594	102,560	123,975	1,497,570
按估值計價	82,400	219,876	369,884	4,842	—	677,002
	87,411	554,306	1,301,478	107,402	123,975	2,174,572

於二零零三年十二月三十一日，以上資產之成本或估值分析如下：

	二零零三年					
	土地使用權	房屋建築物	機器設備	運輸設備	其他設備	總計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
按成本計價	5,011	308,500	887,976	134,828	99,069	1,435,384
按估值計價	82,400	219,876	369,884	4,842	—	677,002
	87,411	528,376	1,257,860	139,670	99,069	2,112,386

本集團及本公司之土地及房屋建築物均位於中國。土地使用權的年限為50年。

本集團的固定資產中，有賬面淨值合共約為人民幣275,570,000元(二零零三年：無)之土地使用權、房屋建築物、機器設備、運輸設備及工具約為人民幣165,500,000(2003：無)元的借款作抵押 *(附註25)*。

截至二零零四年十二月三十一日止，本集團淨值約人民幣35,072,000元(二零零三年：人民幣35,499,000元)的土地使用權的《國有土地使用證》尚待辦理。此外，本集團有淨值約人民幣310,844,000元(二零零三年：人民幣356,360,000元)的房屋建築物的《房屋所有權證》尚待辦理。經參考法律顧問意見後，本公司董事認為本集團及本公司辦理該等《國有土地使用權證》及《房屋所有權證》並不存在實質性的法律障礙，因此對本集團及本公司的正常營運並不構成重大影響，亦無須計提固定資產減值準備。

14. 固定資產(續)

此外，於二零零四年十二月三十一日，本集團有部分經營設施所處的土地為若干地方政府劃撥予前經營方的劃撥土地。在該等土地上的房屋建築物淨值共約人民幣21,885,000元(二零零三年：人民幣136,317,000元)。本集團亦正辦理將該等劃撥土地使用權轉為出讓土地的手續。

假若本集團估值後的固定資產以歷史成本減累計折舊列賬，則本集團該等固定資產的賬面值應為人民幣321,000,000元(二零零三年：人民幣355,000,000元)。

15. 在建工程

在建工程項目的變動如下：

	集團		公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
一月一日	**210,144**	208,575	**68,347**	70,009
添置	**220,808**	378,226	**38,733**	62,197
資本化的利息支出	**—**	1,815	**—**	—
轉入固定資產	**(352,083)**	(357,898)	**(68,704)**	(56,493)
其他減少	**(16,258)**	(20,574)	**(10,996)**	(7,366)
十二月三十一日	**62,611**	210,144	**27,380**	68,347

二零零四年度無利息資本化金額(二零零三年：人民幣1,815,000元，資本化年利率4.78%)。

16. 長期投資

	集團		公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
非流通股份成本值	**17,880**	17,930	**17,693**	16,853

於二零零四年十二月三十一日，本公司董事認為上述長期投資的公允價值不低於本公司及本集團的賬面淨值。

17. 投資於附屬公司

	公司	
	二零零四年	二零零三年
	人民幣千元	人民幣千元
非上市股份投資成本	**1,884,750**	1,653,555

於二零零四年十二月三十一日，應收附屬公司款項均無擔保，不計利息，亦無固定還款期。

於二零零四年十二月三十一日，本公司分別透過銀行以委託貸款形式提供金額為人民幣2,345,371,000元(二零零三年：1,820,972,000元)之貸款予附屬公司。上述委託貸款為一年內到期及無擔保。其中，約人民幣1,428,320,000元(二零零三年：約人民幣1,026,210,000元)之委托貸款獲得免息優惠，其他借款之年利率為2%至5.02%(二零零三年：2%至4.78%)。

於二零零四年十二月三十一日或本年度內任何時間，各附屬公司均無任何未償還之借貸資本。

於二零零四年十二月三十一日，本公司董事會認為投資於附屬公司公允價值不低於其之賬面淨值。

(i) 於二零零四年十二月三十一日，本公司的主要附屬公司資料如下：

下屬公司全稱	註冊及主要經營地點	企業性質	註冊資本	本公司持有權益比例(%) 直接	間接	經營範圍
青島啤酒華南投資有限公司(「華南控股公司」) *(ii) (b)* 和*附註18(b)*	中國深圳	有限責任公司	人民幣200,000,000	95%	—	投資
青島啤酒(珠海)有限公司	中國珠海	有限責任公司	人民幣60,000,000	—	72.83%	國內啤酒生產及銷售
青島啤酒(三水)有限公司	中國三水	有限責任公司	人民幣41,335,505	—	71.25%	國內啤酒生產及銷售
青島啤酒(郴州)有限公司	中國郴州	有限責任公司	人民幣70,000,000	—	84.36%	國內啤酒生產及銷售
青島啤酒(黃石)有限公司	中國黃石	有限責任公司	人民幣5,000,000	—	90.25%	國內啤酒生產及銷售
青島啤酒(應城)有限公司	中國應城	有限責任公司	人民幣5,000,000	—	90.25%	國內啤酒生產及銷售

17. 投資於附屬公司*(續)*

(i) 於二零零四年十二月三十一日，本公司的主要附屬公司資料如下：*(續)*

下屬公司全稱	註冊及主要經營地點	企業性質	註冊資本	本公司持有權益比例(%) 直接	間接	經營範圍
深圳青島啤酒朝日有限公司	中國深圳	有限責任公司	美元30,000,000	51%	—	啤酒生產及銷售
深圳市青島啤酒華南營銷有限公司	中國深圳	有限責任公司	人民幣20,000,000	95%	—	國內啤酒貿易
青島啤酒華東控股有限公司(「華東控股」)*(c)*	中國上海	有限責任公司	人民幣100,000,000	95%	—	投資
青島啤酒華東上海銷售有限公司	中國上海	有限責任公司	人民幣3,000,000	—	94.05%	國內啤酒貿易
青島啤酒華東南京銷售有限公司	中國南京	有限責任公司	人民幣1,000,000	—	93.88%	國內啤酒貿易
青島啤酒(上海)有限公司	中國上海	有限責任公司	人民幣50,000,000	—	90.25%	國內啤酒生產及銷售
青島啤酒(蕪湖)有限公司	中國蕪湖	有限責任公司	人民幣20,000,000	—	85.50%	國內啤酒生產及銷售
青島啤酒(馬鞍山)有限公司	中國馬鞍山	有限責任公司	人民幣5,000,000	—	91.25%	國內啤酒生產及銷售
青島啤酒上海松江有限公司	中國上海	有限責任公司	美元36,640,000	75%	—	國內啤酒生產及銷售
青島啤酒(壽光)有限公司	中國壽光	有限責任公司	人民幣60,606,060	99%	—	國內啤酒生產及銷售
青島啤酒(濰坊)有限公司	中國濰坊	有限責任公司	人民幣5,000,000	70%	—	國內啤酒生產及銷售
青島啤酒第三有限公司	中國平度	有限責任公司	人民幣10,000,000	95%	—	國內啤酒生產及銷售

17. 投資於附屬公司*(續)*

(i) 於二零零四年十二月三十一日，本公司的主要附屬公司資料如下：*(續)*

下屬公司全稱	註冊及主要經營地點	企業性質	註冊資本	本公司持有權益比例(%) 直接	間接	經營範圍
青島啤酒(徐州)有限公司(「徐州公司」)*(ii) (a)*	中國沛縣	有限責任公司	人民幣39,336,899	66%	—	國內啤酒生產及銷售
青島啤酒(徐州彭城)有限公司(「徐州彭城」)*(ii) (a)*	中國彭城	有限責任公司	人民幣5,000,000	90%	—	國內啤酒生產及銷售
青島啤酒(薛城)有限公司	中國薛城	有限責任公司	人民幣45,000,000	85%	—	國內啤酒生產及銷售
青島啤酒(滕州)有限公司	中國滕州	有限責任公司	人民幣15,000,000	95%	—	國內啤酒生產及銷售
青島啤酒(台兒莊)麥芽有限公司	中國台兒莊	有限責任公司	人民幣5,000,000	—	86.20%	國內麥芽生產及銷售
北京三環亞太啤酒有限公司(北京三環)*(a)*	中國北京	有限責任公司	美元28,900,000	29%	25%	國內啤酒生產及銷售
北京五星青島啤酒有限公司	中國北京	有限責任公司	人民幣862,000,000	37.64%	25%	國內啤酒生產及銷售
青島啤酒(福州)有限公司	中國福州	有限責任公司	美元26,828,100	75%	25%	國內啤酒生產及銷售
青島啤酒(廊坊)有限公司(「廊坊公司」)*(b)*	中國廊坊	有限責任公司	人民幣20,000,000	—	72.30%	國內啤酒生產及銷售
青島啤酒西安有限責任公司(「西安公司」)*(g)*	中國西安	有限責任公司	人民幣222,200,000	76.10%	—	國內啤酒生產及銷售
青島啤酒渭南有限責任公司	中國渭南	有限責任公司	人民幣50,000,000	28%	54.79%	國內啤酒生產及銷售

17. 投資於附屬公司*(續)*

(i) 於二零零四年十二月三十一日,本公司的主要附屬公司資料如下:*(續)*

下屬公司全稱	註冊及主要經營地點	企業性質	註冊資本	本公司持有權益比例(%) 直接	間接	經營範圍
青島啤酒(鞍山)有限公司	中國鞍山	有限責任公司	人民幣50,000,000	60%	—	國內啤酒生產及銷售
青島啤酒(興凱湖)有限公司	中國雞西	有限責任公司	人民幣20,000,000	95%	—	國內啤酒生產及銷售
青島啤酒(密山)有限公司	中國密山	有限責任公司	人民幣20,000,000	95%	—	國內啤酒生產及銷售
青島啤酒(哈爾濱)有限公司	中國哈爾濱	有限責任公司	人民幣22,000,000	95%	—	國內啤酒生產及銷售
青島啤酒(蓬萊)有限公司	中國蓬萊	有限責任公司	人民幣37,500,000	80%	—	國內啤酒生產及銷售
青島啤酒(榮成)有限公司	中國榮成	有限責任公司	人民幣20,000,000	70%	—	國內啤酒生產及銷售
青島啤酒集團進出口有限公司	中國青島	有限責任公司	人民幣11,000,000	97.73%	—	啤酒進出口貿易
青島啤酒(第五)有限公司(「第五公司」)*(附註18(a))*	中國青島	有限責任公司	人民幣34,610,000	93.79%	—	國內啤酒生產及銷售
青島啤酒開發有限公司	中國青島	有限責任公司	人民幣1,320,000	100%	—	國內啤酒貿易
青島啤酒(平原)有限公司	中國平原	有限責任公司	人民幣5,000,000	90%	—	國內啤酒生產及銷售
青島啤酒(日照)有限公司	中國日照	有限責任公司	人民幣10,000,000	95%	—	國內啤酒生產及銷售
青島啤酒(菏澤)有限公司	中國菏澤	有限責任公司	人民幣10,000,000	90%	—	國內啤酒生產及銷售

17. 投資於附屬公司*(續)*

(i) 於二零零四年十二月三十一日，本公司的主要附屬公司資料如下：*(續)*

下屬公司全稱	註冊及主要經營地點	企業性質	註冊資本	本公司持有權益比例(%) 直接	間接	經營範圍
青島啤酒(重慶)有限公司	中國重慶	有限責任公司	人民幣7,000,000	95%	—	國內啤酒生產及銷售
青島啤酒(台州)有限公司(「台州公司」)*(c)*	中國台州	有限責任公司	人民幣10,000,000	—	90.25%	國內啤酒生產及銷售
青島啤酒(香港)貿易有限公司(「香港公司」)*(a), (e)*	香港	有限責任公司	港幣500,000	100%	—	香港青島啤酒貿易
青島啤酒(漢中)有限公司	中國漢中	有限責任公司	人民幣29,410,000	—	50.23%	國內啤酒生產及銷售
青島啤酒(斗門)麥芽有限公司(「斗門麥芽」)*(附註35(c))*	中國珠海	有限責任公司	人民幣10,000,000	—	85.82%	國內麥芽生產及銷售
青島啤酒(瀘州)有限公司(「瀘州公司」)*(d)*	中國瀘州	有限責任公司	人民幣111,110,000	95%	—	國內啤酒生產及銷售
青島啤酒(南京)有限公司	中國南京	有限責任公司	美元5,000,000	75%	—	國內啤酒生產及銷售
青島啤酒(宿遷)有限公司(「宿遷公司」)*(ii) (a)*	中國宿遷	有限責任公司	人民幣10,000,000	95%	—	國內啤酒生產及銷售
青島啤酒北方銷售公司	中國北京	有限責任公司	人民幣29,980,000	80%	10.84%	國內啤酒貿易
哈爾濱東北青島啤酒銷售有限公司	中國哈爾濱	有限責任公司	人民幣10,000,000	85%	14.25%	國內啤酒貿易
青島啤酒(嶗山)有限公司	中國青島	有限責任公司	人民幣16,635,592	50%	46.90%	國內啤酒生產及銷售

17. 投資於附屬公司*(續)*

(i) 於二零零四年十二月三十一日，本公司的主要附屬公司資料如下：*(續)*

下屬公司全稱	註冊及主要經營地點	企業性質	註冊資本	本公司持有權益比例(%) 直接	間接	經營範圍
青島啤酒(滕州)淮海銷售有限公司	中國滕州	有限責任公司	人民幣500,000	—	90%	國內啤酒貿易
青島啤酒(蘇州)有限公司	中國太倉	有限責任公司	人民幣5,000,000	10%	85.50%	國內啤酒生產及銷售
青島啤酒華東杭州銷售有限公司	中國杭州	有限責任公司	人民幣1,000,000	—	94.05%	國內啤酒貿易
青島啤酒華東蘇州銷售有限公司	中國蘇州	有限責任公司	人民幣3,000,000	—	76.10%	國內啤酒貿易
青島啤酒西南銷售有限公司	中國成都	有限責任公司	人民幣2,000,000	60%	38%	國內啤酒貿易
青島啤酒(隨州)有限公司	中國隨州	有限責任公司	人民幣24,000,000	—	85.50%	國內啤酒生產及銷售
青島祥宏商務有限公司	中國青島	有限責任公司	人民幣1,000,000	95%	—	汽車租賃
郴州市青島啤酒銷售有限公司	中國郴州	有限責任公司	人民幣1,000,000	—	94.47%	國內啤酒貿易
青島啤酒魯中(濰坊)銷售有限公司	中國濰坊	有限責任公司	人民幣2,000,000	—	90.30%	國內啤酒貿易
青島啤酒(廈門)有限公司(「廈門公司」) *(e)*	中國廈門	有限責任公司	人民幣90,000,000	75%	25%	國內啤酒生產及銷售
青島啤酒(廈門)銷售有限公司(「廈門銷售」) *(f)*	中國廈門	有限責任公司	人民幣1,000,000	—	95%	國內啤酒貿易
青島啤酒(台州)銷售有限公司(「台州銷售」) *(j)*	中國台州	有限責任公司	人民幣6,800,000	—	48.45%	國內啤酒貿易

17. 投資於附屬公司 *(續)*

(i) 於二零零四年十二月三十一日，本公司的主要附屬公司資料如下：*(續)*

下屬公司全稱	註冊及主要經營地點	企業性質	註冊資本	本公司持有權益比例(%) 直接	間接	經營範圍
青島啤酒(天門)有限公司(「天門公司」) *(h)*	中國天門	有限責任公司	人民幣18,000,000	—	85.50%	國內啤酒生產及銷售
青島啤酒(安丘)有限公司(「安丘公司」) *(i)*	中國安丘	有限責任公司	人民幣5,000,000	95%	—	國內啤酒生產及銷售
青島啤酒海豐倉儲有限公司	中國青島	有限責任公司	人民幣10,000,000	—	53.75%	倉儲、加工、運輸

(a) 二零零一年十一月，本公司與加拿大EVG企業有限公司(「EVG公司」)簽訂了股權轉讓協議(「轉讓協議」)，EVG公司同意購入本公司持有的北京三環公司25%的股權。於二零零四年二月，本公司與EVG公司解除轉讓協議。同時，本公司與香港公司簽訂協議，將原轉讓予EVG公司的北京三環公司的25%股權以850,000美元的價格轉讓給香港公司。相應的外方股東變更事項已經獲得有關審批機構批准，是次股權轉讓後，本公司持有北京三環公司29%的股權，香港公司持有北京三環公司25%的股權。

17. 投資於附屬公司*(續)*

(i) 於二零零四年十二月三十一日,本公司的主要附屬公司資料如下:*(續)*

(b) 二零零三年十二月,本公司與青島啤酒集團有限公司(「青啤集團」)達成對廊坊公司的增資協議,本公司以現金方式增資9,500,000元,青啤集團以債轉股方式增資500,000元。增資後,廊坊公司註冊資本由10,000,000元增加至20,000,000元,本公司與青啤集團所持廊坊公司的權益比例保持不變。該增資的相關手續已於二零零四年三月完成。二零零四年四月,本公司與本公司之子公司西安公司簽署股權轉讓協議,本公司將持有的廊坊公司95%之權益轉讓予西安公司。該股權轉讓手續已於二零零四年十月完成。本次交易以後,西安公司和青啤集團分別持有廊坊公司95%和5%之權益。

(c) 二零零四年六月,本公司與本公司之子公司華東控股簽署股權轉讓協議,本公司將持有的台州公司的95%之權益轉讓予華東控股。該股權轉讓手續已於二零零四年十二月完成。本次交易以後,華東控股和青啤集團分別持有台州公司95%和5%之權益。

(d) 二零零四年五月,本公司與四川火炬化工集團有限公司(「四川火炬」)簽署股權轉讓協議,本公司以約34,296,000元的價格受讓四川火炬持有的瀘州公司40%之權益,本次交易後,本公司對瀘州公司之權益由55%增加至95%。

(e) 二零零四年五月,香港公司分別購買本公司及歐美投資集團有限公司所持有的廈門公司5%和20%股權,相關手續已經完成。另外,本公司與香港公司分別對廈門公司增資60,000,000元和20,000,000元的事項已經獲得廈門市外商投資局的批准,並已於二零零四年七月辦理完畢工商變更登記手續。本次增資後,廈門公司註冊資本由10,000,000元增加至90,000,000元,本公司與香港公司所佔廈門公司的權益未發生任何變化。

(f) 二零零三年,本公司通過其全資子公司廈門公司間接持有廈門銷售40%的股權。二零零四年,本公司通過如附註17(i)(e)及17(ii)(c)之股權變動增加對廈門銷售之控股比例至95%。

(g) 二零零四年九月,本公司、西安公司與獨立第三方 — 寶雞育才玻璃有限公司(「育才玻璃」)達成增資協議,育才玻璃以現金方式向青島啤酒(寶雞)有限公司(「青啤寶雞」)增資11,000,000元。增資後,青啤寶雞的註冊資本由1,000,000元增加至12,000,000元,本公司和西安公司所持青啤寶雞之權益分別由30%和70%減少至2.5%和5.83%。據此,青啤寶雞不再納入本公司的合併報表範圍。

17. 投資於附屬公司*(續)*

(i) 於二零零四年十二月三十一日，本公司的主要附屬公司資料如下：*(續)*

(h) 天門公司正在辦理注銷手續。於二零零四年十二月三十一日，該注銷的相關法律手續尚未完成。本公司的管理層在對天門公司的資產提取了足額的減值準備後，仍將其納入合併報表範圍。

(i) 安丘公司因發生大額虧損自二零零四年十月開始停產。本公司對安丘公司的投資成本已全額抵減其持有的累計虧損。同時，本公司已對其提供的委託貸款餘額約人民幣22,306,000元全額計提壞賬準備。

(j) 本集團因有權決定台州銷售的財務和經營政策，因此將合併為控股子公司。

(k) 二零零四年十一月，本公司註銷其控股95%之青島啤酒集團銷售有限公司的手續已辦理完畢。據此，該公司不再納入本公司的合併報表範圍。

(ii) 二零零四年度，本公司新收購／建立之附屬公司的詳細資料列示如下：

新附屬公司名稱	成立／收購日期	成立和營運地點	註冊和實收資本	本公司所應佔權益的比例(%) 直接權益	間接權益	主要業務
徐州彭城啤酒銷售有限公司*(a)*	二零零四年二月	中國徐州	人民幣5,000,000	—	83.80%	啤酒銷售
青島啤酒(長沙)有限公司*(b)*	二零零四年一月	中國長沙	人民幣68,000,000	70%	28.50%	國內啤酒生產及銷售
青島啤酒(漳州)有限公司*(c)*	二零零四年九月	中國漳州	人民幣38,880,000	90%	—	國內啤酒生產及銷售
青島啤酒(甘肅)農墾股份有限公司*(d)*	二零零四年七月	中國蘭州	人民幣174,420,800	50%	5.06%	國內啤酒生產及銷售
青島啤酒武威有限公司*(d)*	二零零四年七月	中國蘭州	人民幣36,100,000	—	54.90%	國內啤酒生產及銷售
青島啤酒(揚州)有限公司*(e)*	二零零四年十二月	中國揚州	人民幣5,000,000	20%	—	國內啤酒生產及銷售

17. 投資於附屬公司*(續)*

(ii) 二零零四年度，本公司新收購／建立之附屬公司的詳細資料列示如下：*(續)*

(a) 二零零四年二月，本公司之子公司徐州公司、徐州彭城公司和宿遷公司合資成立彭城銷售，徐州公司以現金出資人民幣470,500元，以實物出資2,029,500元，佔彭城銷售註冊資本的50%，徐州彭城公司以現金出資人民幣277,490元，以實物出資人民幣1,222,510元，佔彭城銷售註冊資本的30%，宿遷公司以現金出資人民幣1,000,000元，佔彭城銷售註冊資本的20%。

(b) 二零零四年一月，本公司與本公司之子公司華南投資合資成立了長沙公司，長沙公司的註冊資本為人民幣10,000,000元，其中本公司以現金出資7,000,000元，佔長沙公司註冊資本的70%；華南投資以現金出資人民幣3,000,000元，佔長沙公司註冊資本的30%。二零零四年三月，經公司董事會批准，本公司與華南投資共同向長沙公司進行增資，其中，本公司以現金增資人民幣40,600,000元，華南投資以現金增資17,400,000元。增資後，長沙公司註冊資本由人民幣10,000,000元增加至68,000,000元，本公司與華南投資所持長沙公司的權益比例保持不變。

(c) 二零零四年八月，本公司與青島啤酒集團有限公司(「青啤集團」)簽署股權轉讓協議，本公司以約人民幣26,355,000元的價格受讓青啤集團持有的漳州公司90%之權益。該股權轉讓手續已於二零零四年九月完成。本次交易後，本公司和漳州市國有資產投資經營有限公司分別持有漳州公司90%和10%之權益。如附註17(i)(f)所述，漳州公司持有廈門銷售50%之權益。

(d) 二零零四年五月及六月，本公司與甘肅農墾啤酒股份有限公司(「農墾啤酒」)及其股東分別簽署了增資擴股協議書及補充協議書，本公司向農墾啤酒投資約人民幣60,480,800元而對該公司進行增資擴股，交易完成後本公司持有農墾啤酒50%的股權。該增資擴股事項已於二零零四年七月辦理完畢工商變更登記手續，農墾啤酒的公司名稱相應變更為青島啤酒(甘肅)農墾股份有限公司(「甘肅農墾」)。另外，本公司委託甘肅省信託投資有限責任公司投資人民幣4,530,000元於甘肅農墾，並由此持有甘肅農墾5.06%之權益，本公司直接和間接合計持有甘肅農墾55.06%之權益。該增資擴股事項已於二零零四年七月辦理完畢工商變更登記手續。

青島啤酒武威有限責任公司為甘肅農墾的控股子公司，甘肅農墾直接持有其99.72%之權益。

17. 投資於附屬公司 *(續)*

(ii) 二零零四年度，本公司新收購／建立之附屬公司的詳細資料列示如下：*(續)*

(e) 二零零四年十二月，持有揚州公司大部分股權之青啤集團與本公司簽訂協議，委託本公司行使揚州公司的經營管理權，同時由本公司委派董事會成員佔多數席位。本公司根據所擁有對揚州公司財務及經營管理控制權，將其視為子公司納入合併財務報表。

18. 投資於聯營公司

	集團		公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
非上市股份成本值	**96,160**	34,266	**5,998**	6,265
分佔聯營公司經營結果	**(24,519)**	(13,069)	**—**	—
	71,641	21,197	**5,998**	6,265

本公司董事會認為，於二零零四年十二月三十一日上述聯營公司投資的公允價值不低於本公司及本集團的賬面淨值。

於二零零四年十二月三十一日之主要聯營公司資料如下：

被投資單位全稱	**註冊地點**	**註冊資本（萬元）**	**本公司持有權益比例(%)**		**經營範圍**
			直接	*間接*	
青華國際貿易發展有限公司	加拿大	美元50	50%	—	國際啤酒生產及銷售
遼寧沈青青島啤酒有限公司	中國瀋陽	人民幣200	30%	—	國內銷售啤酒
青島啤酒朝日飲品有限公司（「朝日飲品」）*(a)*	中國青島	人民幣9,000	—	37.52%	國內生產及銷售茶飲料

18. 投資於聯營公司*（續）*

被投資單位全稱	註冊地點	註冊資本（萬元）	本公司持有權益比例(%)		經營範圍
			直接	*間接*	
南寧青島啤酒有限公司（「南寧公司」）*(b)*	中國南寧	人民幣73,000	—	28.5%	國內銷售啤酒
青島啤酒招商物流有限公司（「青島招商物流」）*(c)*	中國青島	人民幣500	30%	—	物流服務與管理

(a) 二零零四年三月，本集團之子公司第五公司與朝日飲品的另一方股東達成增資協議，第五公司以現金方式增資8,000,000元，第三方股東以現金方式增資12,000,000元。增資後，朝日飲品註冊資本由70,000,000元增加至90,000,000元，第五公司與另一方股東所持朝日飲品的權益比例保持不變。該增資的相關手續已於二零零四年六月完成。

(b) 二零零一年十一月，本公司之子公司華南投資與泰聯釀造（開曼群島）有限公司（「泰聯釀造」）簽訂了股權轉讓合同，由華南投資出資人民幣96,000,000元受讓其持有的南寧公司30%的股權，相關的股權轉讓手續已於二零零四年六月辦理完畢。同時，於二零零四年五月，華南投資與泰聯釀造簽署了股權轉讓協議，華南投資將以約人民幣200,880,000元的代價受讓泰聯釀造持有的南寧公司額外45%之股份。截至報告期末止，該增持股權轉讓事項正由相關政府部門履行審批手續。上述股權轉讓完成後，本公司對南寧公司之間接權益將由28.5%增加到71.25%。此筆投資款截至二零零四年十二月三十一日尚未支付，已作為資本承諾列示於集團報表*（附註33(a)）*。

(c) 二零零四年四月，本公司與招商局物流集團有限公司（「招商局物流」）和招商局船務企業有限公司（「招商局船務」）達成增資協議，招商局物流、招商局船務和本公司分別向青啤招商物流增資人民幣1,270,000元，人民幣1,250,000元和人民幣480,000元。增資後，青啤招商物流的註冊資本由人民幣2,000,000元增加至人民幣5,000,000元，本公司所持青啤招商物流之權益由51%減少至30%。該增資的相關手續已於二零零四年九月完成，青啤招商物流亦不再納入本公司的合併報表範圍。

19. 負商譽

	二零零四年 人民幣千元	二零零三年 人民幣千元
成本		
年初餘額	**(131,390)**	(131,390)
本年增加	**(2,040)**	—
年末餘額	**(133,430)**	(131,390)
累計攤銷		
年初餘額	**33,199**	22,955
本年計提攤銷	**19,260**	10,244
年末餘額	**52,459**	33,199
賬面淨值		
年末餘額	**(80,971)**	(98,191)
年初餘額	**(98,191)**	(108,435)

負商譽按被收購附屬公司可辨認及應折舊的固定資產餘下之加權平均年期攤銷並確認為其他收益。

20. 存貨

	集團		公司	
	二零零四年 人民幣千元	二零零三年 人民幣千元	二零零四年 人民幣千元	二零零三年 人民幣千元
原材料、包裝物及輔助材料	**1,147,447**	1,036,906	**148,215**	184,119
在製品	**162,750**	128,850	**39,696**	28,995
產成品	**114,278**	164,877	**34,544**	65,661
	1,424,475	1,330,633	**222,455**	278,775
減：存貨跌價減值準備	**(41,644)**	(25,130)	**(1,022)**	(1,022)
存貨淨額	**1,382,831**	1,305,503	**221,433**	277,753

以上本集團及本公司之產成品中，分別有約人民幣41,644,000元及人民幣1,022,000元(二零零三年：25,130,000元及1,022,000元)的存貨已全額計提跌價減值準備。

截至二零零四年十二月三十一日止，本集團以價值為5,000,000元的存貨作為2,500,000元短期借款(二零零三年：零)*(附註25)*的抵押物。

21. 應收賬款和應收票據

(a) 應收賬款

應收賬款之賬齡分析如下：

集團	二零零四年十二月三十一日			二零零三年十二月三十一日		
	金額	**壞賬準備**	**淨額**	金額	壞賬準備	淨額
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
一年以內	**139,701**	**(4,150)**	**135,551**	118,796	(2,599)	116,197
一至二年	**38,205**	**(32,030)**	**6,175**	42,273	(12,592)	29,681
二年至三年	**57,831**	**(56,078)**	**1,753**	28,272	(19,312)	8,960
三年以上	**64,967**	**(49,027)**	**15,940**	99,311	(88,945)	10,366
合計	**300,704**	**(141,285)**	**159,419**	288,652	(123,448)	165,204

公司	二零零四年十二月三十一日			二零零三年十二月三十一日		
	金額	**壞賬準備**	**淨額**	金額	壞賬準備	淨額
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
一年以內	**140,965**	**(49)**	**140,916**	134,131	(1,400)	132,731
一至二年	**11,161**	**(2,239)**	**8,922**	29,827	(6,379)	23,448
二年至三年	**23,284**	**(22,984)**	**300**	18,646	(11,011)	7,635
三年以上	**57,084**	**(42,084)**	**15,000**	51,179	(41,084)	10,095
合計	**232,494**	**(67,356)**	**165,138**	233,783	(59,874)	173,909

啤酒銷售所給予的信貸是根據個別客戶情況釐定。而賒賬期均不超過一年。

本集團及本公司對個別預計可能發生壞賬的應收賬款計提壞賬準備。此外，根據本集團以往經驗及個別客戶實際情況，一般對賬齡超過兩年以上的賬款及有確鑿證據證明不能回收的應收賬款計提全額壞賬準備。對個別客戶欠款預計可部份回收的金額，按預計未能回收部份計提準備。

如附註34(f)所述，本集團及本公司與一名客戶及一關聯公司就有關的應收賬款達成分期還款協議。

(b) 應收票據

於二零零四年十二月三十一日，本集團及本公司之應收票據均將於6個月內到期。

22. 應付賬款

應付賬款的賬齡分析如下：

	集團		公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
一年內	**620,543**	603,964	**105,979**	103,812
一年至二年	**17,122**	27,342	**911**	707
二年至三年	**5,294**	6,159	**626**	421
三年以上	**16,102**	9,448	**927**	536
合計	**659,061**	646,913	**108,443**	105,476

23. 應付票據

本集團及本公司的應付票據均為六個月以內。本集團貨幣資金中約人民幣32,226,000元(二零零三年：人民幣55,135,000元)的人民幣存款已作為本集團應付票據之抵押。

24. 退休金供款

根據一九九四年十月一日起施行的《青島市城鎮企業從業人員養老保險暫行規定》，本公司為全職僱員提供指定供款退休金計劃。於二零零四年十二月三十一日止年度，本集團供款額約為人民幣67,133,000元(二零零三年：人民幣62,577,000元)。

在香港註冊成立及經營的附屬公司青島啤酒(香港)貿易有限公司(「香港公司」)按香港特別行政區政府的強制性公積金條例成立一定額供款強制性公積金。於二零零四年十二月三十一日止年度，附屬公司僱員的供款額約為港幣153,000元(折合約人民幣163,000元)(二零零三年：港幣151,000元)(折合約人民幣161,000元)。該基金資產與本集團其他基金獨立，並由獨立專業基金經理所管理。

25. 銀行借款

(a) 集團

	二零零四年			二零零三年
	短期	長期	總計	總計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
償還期				
一年內	**1,355,192**	**24,442**	**1,379,634**	1,363,999
二至五年	**—**	**47,573**	**47,573**	34,810
超過五年	**—**	**18,729**	**18,729**	18,974
合計	**1,355,192**	**90,744**	**1,445,936**	1,417,783
減:一年內到期部份	**(1,355,192)**	**(24,442)**	**(1,379,634)**	(1,363,999)
長期部份	**—**	**66,302**	**66,302**	53,784

(b) 公司

	二零零四年			二零零三年
	短期	長期	總計	總計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
償還期				
一年內	**827,650**	**19,234**	**846,884**	604,516
二至五年	**—**	**—**	**—**	23,564
合計	**827,650**	**19,234**	**846,884**	628,080
減:一年內到期部份	**(827,650)**	**(19,234)**	**(846,884)**	(604,516)
長期部份	**—**	**—**	**—**	23,564

本集團及本公司之借款中分別有約人民幣49,894,000元(二零零三年:人民幣74,254,000元)及人民幣19,234,000元(二零零三年:人民幣44,094,000元)的借款是於附屬公司作出債務重組或兼併時得免息優惠。年末借款之年利率為2%至6.90%(二零零三年:1.63%至6.90%)。

於二零零四年十二月三十一日,本集團及本公司分別有約人民幣19,234,000元(二零零三年:本集團及本公司分別有約人民幣38,454,000元)的借款是由青啤集團公司提供信用擔保。

於二零零四年十二月三十一日,本公司的附屬公司的借款內有約人民幣128,000,000元(二零零三年:人民幣374,683,000元)由本公司擔保。

25. 銀行借款 *(續)*

(b) 公司 *(續)*

本集團於本年合計有約人民幣168,000,000元（二零零三年：人民幣1,106,000元）的借款是以本集團淨值約為人民幣275,570,000元之土地使用權、房屋建築物、機器設備、運輸設備及工具 *(附註14)* 和價值為人民幣5,000,000的存貨 *(附註20)* 作為抵押（二零零三年：以約人民幣28,000,000元的定期存款作為抵押）。

由於本集團大部份借貸主要為短期銀行貸款，故本集團於二零零四年十二月三十一日出現淨流動負債約人民幣803,563,000元（二零零三年：人民幣740,287,000元）。本公司董事會有信心集團可令大部份短期銀行借款於到期時作出展期或以新融資來源取代有關的短期借款。

於二零零四年十二月三十一日，本集團尚未使用之銀行貸款信用額為人民幣2,028,000,000元（二零零三年：人民幣1,000,000,000元）。

26. 撥備

	集團		公司	
	二零零四年十二月三十一日	二零零三年十二月三十一日	**二零零四年十二月三十一日**	二零零三年十二月三十一日
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
與青島市光明總公司（「光明公司」）之未決訴訟 *(a)*	**27,000**	—	**27,000**	—

(a) 本公司與光明公司之經銷合同糾紛一案，山東省高級人民法院（「省高院」）於二零零四年四月二日做出了一審判決。根據該判決，本公司需返還光明公司貨款及折價款等合計約人民幣27,000,000元。本公司對一審判斷結果不服，已在法定上訴期內向最高人民法院提起上訴，至本報表審批日該上訴程式正在進行中而仍未作出判決，但按會計保守審慎原則據一審判決賠款金額作了全數的準備。

(b) 本公司與青島遠洋祥和工貿有限公司（「祥和公司」）之另一經銷合同糾紛案，省高院於二零零四年四月十九日作出一審判決，根據判決，本公司須支付祥和公司貨款及支付麻袋款，兩項合計約人民幣23,784,000元。本公司於中期報告對此訴訟作了全額的準備。

本公司不服已就上述判決向省高院提出申訴請求。省高院於二零零五年一月二十八日作出終審判決，本公司只須賠償採購材料成本約人民幣790,000元及返還相關包裝物。經諮詢法律顧問，本公司董事認為祥和公司繼續上訴推翻終審判決的可能性不大，因此，本公司對此訴訟計提之準備除相關賠償及訴訟費之外全數沖回。

27. 股本

本公司截至二零零四年十二月三十一日之法定股本為人民幣1,060,000,000元(二零零三年:人民幣1,060,000,000元),每股面值1元。

	二零零四年		二零零三年	
		股數		股數
	人民幣千元	*千股*	*人民幣千元*	*千股*
國家股	**399,820**	**399,820**	399,820	399,820
國內法人股	**53,330**	**53,330**	53,330	53,330
國內公眾股(「A股」)	**200,000**	**200,000**	200,000	200,000
境外公眾股(「H股」)	**406,850**	**406,850**	406,850	406,850
合計	**1,060,000**	**1,060,000**	1,060,000	1,060,000

已發行股本匯總如下:

	二零零四年		二零零三年	
		股數		股數
	人民幣千元	*千股*	*人民幣千元*	*千股*
國家股	**399,820**	**399,820**	399,820	399,820
國內法人股	**53,330**	**53,330**	53,330	53,330
國內公眾股(「A股」)	**200,000**	**200,000**	200,000	200,000
境外公眾股(「H股」)	**406,850**	**406,850**	406,850	406,850
合計	**1,060,000**	**1,060,000**	1,060,000	1,060,000

截至二零零四年止,所有已發行股本金額均已付清。

28. 可換股債券

於二零零二年十月二十一日,本公司與美國安海斯 — 布希(Anheuser-Busch Companies, Inc.)(A-B公司)公司簽訂一份《戰略投資協議》,協議規定由二零零三年開始,本公司將分三部份向A-B公司以現金代價發行強制性可換股債券,作價共約1,416,195,000港元(折合約人民幣1,505,719,000元),並可按照下列時間表轉換成308,219,178股H股:

第一部份可換股債券

第一部份債券認購總金額為280,800,000港元(折合約人民幣297,999,000元),已於二零零三年四月發行,A-B公司並已於二零零三年七月二日以每股4.68港元(折合約人民幣4.96元)的價格轉換成60,000,000股新H股股份。第一部份債券為免息債券。

第二部份可換股債券

第二部份債券的認購總金額為627,120,000港元(折合約人民幣667,068,000元),已與第一部份債券於二零零三年四月同時發行。A-B公司於支付有關認購金額後,於二零一零年四月一日前,可以每股港幣4.68元(折合約人民幣4.96元)價格轉換成本公司134,000,000股新增H股。若於上述期限內仍未轉股則於期限屆滿後即時自動轉股。第二部分可轉換公司債券的年利率為2%,但A-B公司將在轉股時償還由本公司支付的利息以及相應的預扣稅。

第三部份可換股債券

第三部份債券的認購總金額為508,275,000港元(折合約人民幣540,652,000元),已於二零零三年十月及二零零四年四月分期發行,A-B公司於支付有關認購金額後,於二零一零年四月一日前,可以每股港幣4.45元(折合約人民幣4.72元)價格轉換成本公司114,219,178股新增H股。若於上述期限內仍未轉股則於期限屆滿後即時自動轉股。第三部份可轉換公司債券的年利率為2%,但A-B公司將在轉股時償還由本公司支付的利息以及相應的預扣稅。

於第一部份、第二部份及第三部份可轉換公司債券的轉股後,青島市國有資產監督管理委員會(「國資委」)於本公司的持股比例已/將分別由大約40.0%下降至約37.7%、33.5%及30.6%,而A-B公司於本公司的持股比例已/將分別由大約4.5%上升至9.9%、20.0%及27.0%。然而,於第三部份可轉換公司債券的轉股後,A-B公司所持有佔本公司全部已發行股份的7%權益,將受制於為國資委的利益設置。A-B公司只可享有該些股份帶來的經濟利益。國資委將可就該些股份行使表決權。因此,國資委可透過受置人於本公司的股東大會A股類別股東大會或H股類別股東大會上行使投票權。

28. 可換股債券*(續)*

於二零零四十二月三十一日尚未轉換股權的可換股債券列示如下：

可換股公司債券	發行日期	強制性轉股日期	面值總額	折價*(i)*	二零零四年	二零零三年
			人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
第二部分	二零零三年四月一日	二零一零年四月一日	665,562	(9,873)	**655,689**	655,689
第三部分	二零零三年十月二十一日	二零一零年四月一日	271,444	(3,395)	**268,049**	268,049
第三部分	二零零四年四月一日	二零一零年四月一日	270,275	(2,821)	**267,454**	—
				(16,089)	**1,191,192**	923,738

(i) 折價為本公司估計每年應繳付予債券持有人的債券利息金額及該持有人於換股時退回本公司的利息金額(假設換股在限期結束時進行)的相應現金流量的貼現值差額。除累計攤銷之外的折價，人民幣約12,641,000元(二零零三年：人民幣約12,113,000元)確認為遞延負債。

截至二零零四年十二月三十一日止，本公司已付利息費用約人民幣21,127,019元。

A-B公司於二零零五年四月八日告知本公司其意向將第二部份及第三部份可轉換債券轉為H股，並於二零零五年四月十一日經董事會通過有關決議。屆時，A-B公司將持有本公司27%之權益。此外，與轉股相關的H股將參與經董事會提議的二零零四年年度的分紅*(附註9)*。

29. 儲備

集團儲備變動表已於綜合股權變動表中披露。公司儲備變動表如下：

	二零零四						
	股本溢價	資本儲備	盈餘公積金	公益金	未分配利潤	儲備合計	擬派股息
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
二零零四年一月一日	**2,115,258**	**1,782**	**151,282**	**122,011**	**191,955**	**2,582,288**	**212,000**
已宣派股息 *(附註9)*	**–**	**–**	**–**	**–**	**–**	**–**	**(212,000)**
本年利潤	**–**	**–**	**–**	**–**	**329,045**	**329,045**	**–**
擬發股息 *(附註9)*	**–**	**–**	**–**	**–**	**(196,233)**	**(196,233)**	**196,233**
提取盈餘公積金 *(a)*	**–**	**–**	**27,871**	**–**	**(27,871)**	**–**	**–**
提取公益金 *(a)*	**–**	**–**	**–**	**27,871**	**(27,871)**	**–**	**–**
二零零四年十二月三十一日	**2,115,258**	**1,782**	**179,153**	**149,882**	**269,025**	**2,715,100**	**196,233**

	二零零三						
	股本溢價	資本儲備	盈餘公積金	公益金	未分配利潤	儲備合計	擬派股息
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
二零零三年一月一日	1,893,826	1,144	126,754	97,483	46,268	2,165,475	220,000
已宣派股息 *(附註9)*	—	—	—	—	—	—	(220,000)
本年利潤	—	—	—	—	406,748	406,748	—
豁免應付款	—	5	—	—	(5)	—	—
擬發股息 *(附註9)*	—	—	—	—	(212,000)	(212,000)	212,000
提取盈餘公積金 *(a)*	—	—	24,528	—	(24,528)	—	—
提取公益金 *(a)*	—	—	—	24,528	(24,528)	—	—
已換的可換股債券 *(附註28)*	221,432	—	—	—	—	221,432	—
其他	—	633	—	—	—	633	—
二零零三年十二月三十一日	2,115,258	1,782	151,282	122,011	191,955	2,582,288	212,000

29. 儲備(續)

(a) 法定儲備

根據本公司之公司章程規定，於每年分派淨利潤時，本公司須將在中國會計準則下之淨利潤之10%撥入法定盈餘公積金(除非該基金已達本公司註冊資本之50%)，及按董事會決定提取比例撥入法定公益金。除法定儲備設立之目的外，此儲備不得用作其他用途亦不得用作現金股息分配。

董事會已決定法定公益金的用途是作為購置或興建資產，如員工宿舍及其他設施等，並不能用於支付員工福利費用，該等設施的所有權屬於本公司。

(b) 利潤分派及分配基準

根據公司章程及國家財政部財會字[1995] 31號文件規定，本公司提取法定盈餘公積金、法定公益金及任意盈餘公積金需以中國會計準則編製的賬目為基礎。根據公司章程，本集團派發股息乃按中國會計準則及法規和香港公認會計準則計算可供分配利潤之較低者為支付基礎。於二零零四年十二月三十一日，本公司可分配盈餘滾存約為人民幣269,025,000元(二零零三年：人民幣191,955,000元)。

(c) 擬派股息

於資產負債表日後建議派發的股息並未於截止二零零四年十二月三十一日止資產負債表被確認為負債，但會計入二零零五年的賬目中。

30. 遞延稅項

遞延稅項採用債務法就暫時性差分別按15%至33%稅率(二零零三年：相同)作全數撥備。

截至二零零四年十二月三十一日止，本集團已對一些於收購合併時買入的固定資產因作出折舊公允值調整而產生的暫時性差別確認為遞延稅項資產。該資產是基於預計其可與未來產生的應課稅盈利沖銷的情況下確認。此外，本集團有分別於二零零五年至二零零九年內逾期的可抵扣應課稅盈利的稅虧而產生遞延稅項資產約人民幣311,000,000元(二零零三年：人民幣638,000,000元)，因固定資產折舊公允值調整而產生的遞延稅項資產約人民幣83,000,000元(二零零三年：人民幣96,000,000元)及因應收賬款、存貨及固定資產的準備而產生的遞延稅項資產，約人民幣135,844,000元(二零零三年：人民幣78,000,000元)，因不會於可見未來實現而未予以確認。

30. 遞延稅項（續）

遞延稅項負債／（資產）之變動如下：

(i) 遞延稅項資產

	折舊的公允值調整		其他		合計	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
一月一日	**7,111**	7,528	**—**	5,101	**7,111**	12,629
本期增加	**—**	—	**1,622**	—	**1,622**	—
本期撥回	**—**	—	**—**	(5,101)	**—**	(5,101)
計入利潤表	**(2,488)**	(417)	**—**	—	**(2,488)**	(417)
十二月三十一日	**4,623**	7,111	**1,622**	—	**6,245**	7,111

(ii) 遞延稅項負債

	折舊的公允值調整	
	二零零四年	二零零三年
	人民幣千元	人民幣千元
一月一日	**17,083**	18,098
購入附屬公司	**1,533**	—
計入利潤表	**(316)**	(1,015)
十二月三十一日	**18,300**	17,083

在資產負債表到賬之金額包括：

超過十二個月後收回之遞延稅項資產	**2,135**	6,694
超過十二個月後償還之遞延稅項負債	**17,984**	16,068

31. 綜合現金流動表附註

(a) 經營盈利與營業運作之現金流入調節表

	二零零四年 人民幣千元	二零零三年 人民幣千元
經營盈利	**561,041**	526,414
無須償還應付款的收入	**(5,226)**	(1,237)
利息收入	**(18,854)**	(13,567)
債券溢價攤銷	**2,821**	1,664
匯兌損益淨額	**(6,211)**	7,081
固定資產折舊	**522,393**	520,850
處理固定資產淨損失	**5,700**	12,645
固定資產跌價準備	**62,501**	46,302
負商譽攤銷	**(19,260)**	(10,244)
遞延負債攤銷	**(2,293)**	(1,155)
長期股權投資跌價準備	**4,007**	2,993
無形資產攤銷	**30,124**	23,438
(增加)／減少流動資產：		
存貨	**31,795**	(81,696)
應收賬款	**7,616**	7,418
應收票據	**(47,691)**	15,016
保證金、預付賬款及其他應收款	**22,004**	5,509
(減少)／增加流動負債：		
應付賬款	**(70,546)**	(4,600)
其他應付款	**335,287**	75,071
應付票據	**(99,526)**	89,822
銷售按金	**(1,143)**	(18,915)
預提費用	**120,100**	31,618
未交稅金	**109,654**	39,117
營業運作所得之淨現金流入	**1,544,293**	1,273,544

31. 綜合現金流動表附註(續)

(b) 集團年內融資項目變動分析表

	應付股息		股本(包括股本溢價及資本儲備)		可轉股債券		銀行借款		少數股東權益	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
一月一日	**1,100**	—	**3,188,179**	2,905,274	**923,738**	—	**1,417,783**	2,877,260	**579,465**	669,784
少數股東應佔盈利	–	—	–	—	–	—	–	—	**18,911**	37,331
少數股東應佔追加投資	–	—	–	—	–	—	–	—	**(24,114)**	(52,558)
股東投入現金資本	–	—	–	—	–	—	–	—	–	4,500
豁免應付款	–	—	**4,331**	840	–	—	–	—	–	—
發行可換股債券(扣除交易費用)	–	—	–	—	**270,275**	1,218,438	–	—	–	—
已換的可換股債券	–	—	–	281,432	–	(281,432)	–	—	–	—
可換股債券的遞延負債	–	—	–	—	**(2,821)**	(13,268)	–	—	–	—
股息	**212,000**	220,000	–	—	–	—	–	—	–	—
已發股息	**(211,000)**	(218,900)	–	—	–	—	–	—	**(29,929)**	(79,592)
收購子公司之銀行貸款	–	—	–	—	–	—	**357,900**	—	–	—
新借貸款	–	—	–	—	–	—	**1,058,319**	2,771,878	–	—
償還銀行借款	–	—	–	—	–	—	**(1,388,066)**	(4,231,355)	–	—
接受捐贈	–	—	–	633	–	—	–	—	–	—
十二月三十一日	**2,100**	1,100	**3,192,510**	3,188,179	**1,191,192**	923,738	**1,445,936**	1,417,783	**544,333**	579,465

31. 綜合現金流動表附註(續)

(c) 年內購入之附屬公司

年內購入之附屬公司之資產負債情況列示如下：

	甘肅農墾 人民幣千元	漳州公司 人民幣千元	揚州公司 人民幣千元 (附註(d))	合計 人民幣千元
收購之淨資產額				
固定資產	264,052	66,107	79,336	409,495
其他長期資產	89,090	15,868	9,429	114,387
應收及其他應收款	53,275	20,797	28,607	102,679
現金及現金等價物	71,295	11,081	9,458	91,834
銀行借款	(243,000)	(41,900)	(73,000)	(357,900)
應付及其他應付款	(120,504)	(55,666)	(39,745)	(215,915)
未交稅金	(68,702)	(729)	(47,437)	(116,868)
淨資產	45,506	15,558	(33,352)	27,712
收購之權益	25,056	14,002	—	39,058
收購獲得商譽	39,955	12,352	—	52,307
收購現金支出	65,011	26,354	—	91,365

收購附屬公司所產生現金流量淨額分析如下：

	甘肅農墾 人民幣千元	漳州公司 人民幣千元	揚州公司 人民幣千元	合計 人民幣千元
收購現金支出	65,011	26,354	—	91,365
收購產生的現金流入	(71,295)	(11,081)	(9,458)	(91,834)
收購現金淨(收入)／支出	(6,284)	15,273	(9,458)	(469)

(d) 不涉及現金之重大交易

如附註17(ii)(e)所述，據本集團與青啤集團達成之委託經營管理協議，本集團對揚州公司行使財務、經營決策權，在董事會中享有控制權。該項交易不涉及現金流量。

32. 或然負債

根據國務院及青島市政府於一九九八年頒佈有關住房制度改革的政策，本集團取消了原有福利分房政策，以住房分配貨幣化補貼形式補償合資格的職工的住房福利（「住房改革」）。於二零零四年十二月三十一日，本集團及本公司仍未完成該等計劃的制訂，而本集團及本公司亦未向職工宣佈任何有關住房分配貨幣化補貼的計劃。經諮詢律師意見後，董事會認為本集團及本公司無需亦未就該等住房分配貨幣化補貼作出任何費用支付或無可靠理據為此作出撥備。

33. 承諾事項

除在其他附註已述事項，截至二零零四年十二月三十一日止，本集團有如下的承諾：

(a) 資本性承諾

截至二零零四年十二月三十一日止，本集團及本公司並無已授權但未簽署合約及未於賬目內撥出準備之資本承諾。

本集團及本公司於本期間已簽置合約但未於賬目內拔出準備之資本承諾如下：

	集團		**公司**	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
建築工程	**58,077**	33,301	**12,039**	13,189
投資於附屬公司及聯營公司	**221,350**	9,950	**—**	—
合計	**279,427**	43,251	**12,039**	13,189

(b) 經營租賃承諾

於二零零四年十二月三十一日，本集團就不可撤銷之物業經營租賃的最低承諾如下：

	二零零四年十二月三十一日	二零零三年十二月三十一日
	人民幣千元	*人民幣千元*
一年以內	**2,490**	—

於二零零四年十二月三十一日，本公司並沒有不可撤銷之物業經營租賃的承諾（二零零三年：無）。

33. 承諾事項 *(續)*

(c) 無本金外匯買賣遠期合同

截至二零零四年十二月三十一日止，本公司與銀行簽定無本金美元外匯買賣合同，累計金額為70,400,000美元(折合約人民幣582,666,000元)(二零零三年：70,400,000美元)，所有外匯買賣合同皆於2005年到期。董事會認為該等合同非投機目的，僅為降低本公司現有未償還美元借款的匯率風險而簽訂。

34. 與關聯企業的交易

當企業能直接或間接地對另一企業的財務或經營決策作出控制或重大影響，該等企業將被視為關聯企業。當兩間企業同時受另一企業的共同控制或重大影響時，該等企業亦被視為關聯企業。

(a) 本集團於截至二零零四年十二月三十一日止年度與關聯企業的主要交易如下：

	二零零四年 ***人民幣千元***	二零零三年 *人民幣千元*
向關聯企業(少數股東或相同大股東)購貨	**293,635**	354,260
向關聯企業銷售商品	**242,062**	185,767
支付給關聯企業之佣金*	**12,930**	—

以上與關聯企業之交易均按雙方議定的條件進行。

* 該項支出指本公司支付給青啤集團協助本公司於截至二零零四年十二月三十一日止年度辦理處置部分土地使用權出讓事宜之報酬。該項土地出讓扣除支付予青啤集團之報酬後，未帶來重大收益。

34. 與關聯企業的交易*(續)*

(b) 於二零零四年十二月三十一日，本集團及本公司與關聯企業的往來賬期末餘額如下：

	集團		公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
包含於應收子公司賬款	**—**	—	**165,784**	219,591
應收賬款及其他長期應收款				
— 全資子公司	**—**	—	**2,115**	4,621
— 非全資子公司	**—**	—	**90,734**	104,848
— 其他關聯方	**108,298**	117,718	**13,955**	100,903
子公司借款*(e)*				
— 全資子公司	**—**	—	**50,000**	94,272
— 非全資子公司	**—**	—	**2,295,371**	1,666,554
保證金、預付賬款及其他應收款				
— 其他關聯方	**125,437**	83,754	**3,125**	87,291
應付賬款				
— 非全資子公司	**—**	—	**23,572**	11,436
— 其他關聯方	**1,007**	17,404	**1,007**	2,613
其他應付及長期應付款				
附屬公司	—	—	**9,417**	11,781
— A-B公司*(c)*	**124,151**	124,047	**—**	—
— 其他關聯方	**37,678**	76,674	**13,325**	160
銷售按金				
— 其他關聯方	**1,455**	3,073	**—**	—

除以下(c)項及(e)項所述的借款外，本集團及本公司與其他所有關聯企業的往來賬餘額均無擔保及無固定還款期，亦不計利息。

(c) 於二零零三年十月，香港公司跟A-B公司簽定一份借款協議。根據該協議，A-B公司借款美金15,000,000元(約人民幣123,815,000元)(二零零三年：借款美金15,000,000元(約人民幣124,047,000元))(「借款」)予香港公司。該借款的年利率為1%，無抵押，還款期為五年。本公司已為該貸款之償還作擔保。

34. 與關聯企業的交易 *(續)*

(d) 截至二零零四年十二月三十一日，本集團及本公司各有約人民幣19,234,000元(二零零三年：人民幣38,454,000元)的借款是由青島啤酒集團有限公司提供信用擔保。

(e) 截至二零零四年十二月三十一日，本集團透過中國交通銀行以委託貸款形式提供約人民幣2,345,371,000元(二零零三年：人民幣1,760,826,000元)予子公司但未提供委託貸款(二零零三年：人民幣60,146,000元)予聯營公司。上述委託貸款為一年內到期及無擔保。其中，約人民幣1,428,320,000元(二零零三年：約人民幣1,026,210,000元)之委托貸款獲得免息優惠，其他借款之年利率為2%至5.02%(二零零三年：2%至4.78%)。

(f) 於二零零一年度，本集團與青島世紀新科啤酒開發有限公司(「世紀新科」)及其關聯公司—青島啤酒(廣州)總經銷有限公司(合稱「欠款人」)就合計人民幣105,000,000元的應收賬款(「欠款」)達成還款協議。根據有關協議，欠款人將於二零零二年一月一日起按八年分期歸還此項欠款。世紀新科已按還款計劃於本年度償還第三期款項人民幣10,000,000元。截至二零零四年十二月三十一日止，本集團根據還款計劃將餘下之欠款人民幣15,000,000元及人民幣35,893,000元分別列入應收賬款及長期應收款內。此外，關聯公司青啤集團對欠款提供了擔保。

(g) 二零零三年一月，本公司與青啤集團就揚州公司委託經營簽訂了委託經營管理協議，青啤集團就其在揚州公司中所對應的股東權利和義務全部委託本公司行使及承擔。於二零零四年十二月三十一日，本公司與青啤集團就上述委託經營管理協議簽訂了補充協議，詳情見附註17(ii)(e)。

(h) 二零零四年八月，本公司與青啤集團簽署股權轉讓協議，本公司以約人民幣26,355,000元的價格受讓青啤集團持有的漳州公司90%之權益。該股權轉讓手續已於二零零四年九月完成，詳情見附註17(ii)(c)。

35. 結算日後事項

除以上附註所述事項外，無其他重要結算日後事項。

36. 比較數據

二零零三年賬目數據已根據本年度報告披露格式重新分類，主要為分部報表*(附註3)*有關未分配開支的重分類。

37. 賬目之批准

本年度賬目已於二零零五年四月十一日經董事會批准及授權發行。

按照中國會計準則及香港會計準則的比較

由於中國會計準則與香港公認會計原則的不同，導致本集團匯報的資產、負債及淨利潤有所差別。其所帶來的主要差別摘要見附表如下：

對於綜合淨資產之影響：

	二零零四年 *人民幣千元*	二零零三年 *人民幣千元*
按中國會計準則計算之淨資產值：	**3,586,682**	3,513,903
按香港會計準則所作之調整：		
因按中國會計準則及香港會計準則採用不同匯率而產生之調整	**141,253**	141,253
在匯率並軌前購入資產須多提的固定資產折舊	**(129,407)**	(117,927)
按中國會計準則投資差異攤銷及按香港會計準則 所作之商譽及負商譽攤銷的調整	**(64,472)**	(58,106)
因固定資產折舊產生之遞延稅項	**(5,647)**	(2,001)
對可換股債券面值及利息使用不同會計政策	**1,228,787**	938,231
其他	**(3,068)**	(527)
按香港會計準則計算之淨資產	**4,754,128**	4,414,826

對於綜合淨利潤之影響：

	二零零四年 *人民幣千元*	二零零三年 *人民幣千元*
按中國會計準則計算之淨利潤	**279,724**	253,872
按香港會計原則所作之調整：		
在匯率並軌前購入資產須多提的固定資產折舊	**(11,480)**	(11,480)
按中國會計準則投資差異攤銷及按香港會計準則 所作之商譽及負商譽攤銷的調整	**(6,833)**	(11,953)
附屬公司獲豁免償還欠款	**4,331**	840
因固定資產折舊產生之遞延稅項	**(3,646)**	(785)
對可換股債券利息使用不同會計政策	**23,102**	14,493
其他	**(35)**	58
按香港會計準則計算之股東應佔盈利	**285,163**	245,045

審計報告



普華永道中天會計師事務所有限公司
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普華永道中天審字(2005)第1453號

青島啤酒股份有限公司全體股東：

我們審計了後附的青島啤酒股份有限公司(以下簡稱「貴公司」)及其合併子公司(以下簡稱「貴集團」)二零零四年十二月三十一日的合併及母公司資產負債表、二零零四年度的合併及母公司利潤表、合併及母公司利潤分配表和合併及母公司現金流量表。這些會計報表的編制是貴公司管理當局的責任，我們的責任是在實施審計工作的基礎上對這些會計報表發表意見。

我們按照中國註冊會計師獨立審計準則計劃和實施審計工作，以合理確信會計報表是否不存在重大錯報。審計工作包括在抽查的基礎上檢查支持會計報表金額和披露的證據，評價管理當局在編制會計報表時採用的會計政策和作出的重大會計估計，以及評價會計報表的整體反映。我們相信，我們的審計工作為發表意見提供了合理的基礎。

我們認為，上述貴集團和貴公司會計報表符合國家頒佈的企業會計準則和《企業會計制度》的規定，在所有重大方面公允反映了貴集團和貴公司二零零四年十二月三十一日的財務狀況以及二零零四年度的經營成果和現金流量。

普華永道中天會計師事務所有限公司

許麗周
註冊會計師

孔昱
註冊會計師

中國 • 上海市
二零零五年四月十一日

二零零四年十二月三十一日資產負債表

(除特別說明外，金額單位為人民幣元)
(按中國會計準則編製)

資產	附註五 (除另註外)	二零零四年 十二月三十一日 合併	二零零三年 十二月三十一日 合併 (附註十二)	二零零四年 十二月三十一日 母公司	二零零三年 十二月三十一日 母公司 (附註十二)
流動資產：					
貨幣資金	(1)	**1,362,553,132**	932,900,408	**557,408,875**	257,825,760
短期投資	(2)	**—**	66,450,000	**2,179,807,438**	1,693,587,616
應收票據	(3)	**98,594,467**	50,883,184	**30,406,000**	5,454,500
應收賬款	(4), 六(1)	**159,419,396**	170,088,739	**165,137,895**	178,792,873
其他應收款	(5), 六(2)	**236,917,331**	307,667,155	**187,893,539**	250,308,891
預付賬款	(6)	**215,029,032**	134,349,330	**4,459,366**	16,793,506
存貨	(7)	**1,382,831,371**	1,305,503,104	**221,432,578**	277,753,489
待攤費用	(8)	**14,306,678**	14,123,395	**5,732,939**	5,662,480
流動資產合計		**3,469,651,407**	2,981,965,315	**3,352,278,630**	2,686,179,115
長期投資					
長期股權投資	(9), 六(3)	**91,419,956**	(64,319,558)	**1,875,589,223**	1,624,562,081
其中：合併價差		**(8,955,862)**	(99,419,846)	**—**	—
固定資產					
固定資產 — 原價		**9,659,648,539**	8,639,564,734	**2,053,654,554**	1,991,468,752
減：累計折舊		**(4,051,735,548)**	(3,390,796,250)	**(1,089,829,206)**	(1,026,501,139)
固定資產 — 淨值		**5,607,912,991**	5,248,768,484	**963,825,348**	964,967,613
減：固定資產減值準備		**(144,503,099)**	(124,758,450)	**(12,016,504)**	(6,890,750)
固定資產 — 淨額	(10)	**5,463,409,892**	5,124,010,034	**951,808,844**	958,076,863
在建工程	(11)	**67,479,186**	214,991,772	**27,380,326**	68,347,365
固定資產清理		**562,155**	527,005	**—**	—
固定資產合計		**5,531,451,233**	5,339,528,811	**979,189,170**	1,026,424,228
無形資產及其他資產					
無形資產	(12)	**742,522,683**	685,135,590	**146,466,922**	150,514,709
長期待攤費用	(13)	**5,445,014**	6,084,362	**2,178,000**	2,579,200
長期應收款	(4)	**35,892,810**	53,808,142	**35,892,810**	53,808,142
無形資產及其他資產合計		**783,860,507**	745,028,094	**184,537,732**	206,902,051
遞延税項					
遞延税款借項	(14), 三	**1,621,718**	—	**—**	—
資產總計		**9,878,004,821**	9,002,202,662	**6,391,594,755**	5,544,067,475

二零零四年十二月三十一日資產負債表(續)

(除特別說明外，金額單位為人民幣元)
(按中國會計準則編製)

負債及股東權益	附註五 (除另註外)	二零零四年十二月三十一日 合併	二零零三年十二月三十一日 合併	二零零四年十二月三十一日 母公司	二零零三年十二月三十一日 母公司
流動負債					
短期借款	(15)	**1,355,191,925**	1,302,612,990	**827,650,000**	579,369,000
應付票據	(16)	**442,923,686**	525,449,509	**103,197,863**	99,384,500
應付賬款	(17)	**659,060,773**	646,912,821	**108,443,037**	105,475,575
預收賬款	(18)	**150,565,481**	129,067,846	**57,879,242**	52,082,206
應付工資		**20,145,690**	13,855,730	**—**	—
應付福利費		**41,347,199**	27,733,911	**61,676**	(7,687,456)
應付股利	(19)	**2,100,000**	1,100,000	**2,100,000**	1,100,000
應交税金	(20)	**378,591,116**	180,729,827	**111,912,407**	45,168,436
其他應交款	(21)	**9,025,268**	4,083,608	**4,380,388**	949,758
其他應付款	(22)	**978,840,835**	759,215,114	**199,587,452**	115,926,175
預提費用	(23)	**177,808,162**	62,851,607	**101,876,674**	18,356,098
預計負債	(24)	**27,000,000**	—	**27,000,000**	—
一年內到期的長期借款	(25)	**24,442,114**	61,385,555	**19,234,000**	25,147,237
一年內到期的可轉換公司債券	(26)	**5,907,185**	4,513,880	**5,907,185**	4,513,880
流動負債合計		**4,272,949,434**	3,719,512,398	**1,569,229,924**	1,039,785,409
長期負債					
長期借款	(25)	**66,301,848**	53,783,722	**—**	23,564,000
可轉換公司債券	(26)	**1,207,720,025**	939,156,300	**1,207,720,025**	939,156,300
長期應付款	七(6)	**148,746,118**	124,047,480	**—**	—
長期負債合計		**1,422,767,991**	1,116,987,502	**1,207,720,025**	962,720,300
負債合計		**5,695,717,425**	4,836,499,900	**2,776,949,949**	2,002,505,709
少數股東權益		**595,605,213**	651,800,241	**—**	—
股東權益					
股本	(27)	**1,060,000,000**	1,060,000,000	**1,060,000,000**	1,060,000,000
資本公積	(28)	**1,803,507,053**	1,798,876,982	**1,854,986,441**	1,848,616,082
盈餘公積	(29)	**498,782,868**	395,164,057	**329,035,117**	273,292,581
其中：法定公益金	(29)	**222,493,902**	176,978,672	**149,882,948**	122,011,680
未分配利潤	(30)	**223,865,647**	259,760,239	**370,623,248**	359,653,103
外幣報表折算差額		**526,615**	101,243	**—**	—
股東權益合計		**3,586,682,183**	3,513,902,521	**3,614,644,806**	3,541,561,766
負債與股東權益總計		**9,878,004,821**	9,002,202,662	**6,391,594,755**	5,544,067,475

後附會計報表附註為會計報表的組成部分。

企業負責人：**李桂榮**　　主管會計工作的負責人：**孫玉國**　　會計機構負責人：**于竹明**

二零零四年度利潤表

(除特別說明外，金額單位為人民幣元)
(按中國會計準則編製)

項目	附註五 (除另註外)	二零零四年度 合併	二零零三年度 合併	二零零四年度 母公司	二零零三年度 母公司
一、主營業務收入	(31), 六(4)	**8,620,687,766**	7,507,959,058	**2,865,011,634**	2,501,961,708
減：主營業務成本	(31), 六(4)	**(5,027,430,020)**	(4,326,079,119)	**(1,600,495,475)**	(1,479,021,551)
主營業務稅金及附加	(32)	**(917,731,297)**	(794,174,167)	**(163,471,978)**	(130,468,140)
二、主營業務利潤		**2,675,526,449**	2,387,705,772	**1,101,044,181**	892,472,017
加：其他業務利潤	(33)	**30,614,583**	17,408,305	**1,875,378**	6,273,839
減：營業費用		**(1,423,952,879)**	(1,265,814,141)	**(491,360,367)**	(401,214,941)
管理費用		**(697,983,254)**	(623,973,170)	**(193,405,933)**	(171,977,938)
財務費用 — 淨額	(34)	**(48,724,608)**	(105,804,028)	**(25,666,580)**	(43,595,347)
三、營業利潤		**535,480,291**	409,522,738	**392,486,679**	281,957,630
加：投資(損失)／收益	(35), 六(5)	**(42,033,534)**	13,902,096	**7,525,128**	24,768,945
補貼收入	(36)	**75,586,211**	62,885,064	**—**	—
營業外收入	(37)	**22,999,671**	15,590,708	**1,050,363**	1,134,132
減：營業外支出	(37)	**(119,481,189)**	(75,688,418)	**(45,309,239)**	(12,008,808)
四、利潤總額		**472,551,450**	426,212,188	**355,752,931**	295,851,899
減：所得稅	三	**(170,897,458)**	(135,587,139)	**(77,040,250)**	(50,571,299)
少數股東損益		**(21,929,773)**	(36,753,388)	**—**	—
五、淨利潤		**279,724,219**	253,871,661	**278,712,681**	245,280,600

補充資料：

項目	二零零四年度 合併	二零零三年度 合併	二零零四年度 母公司	二零零三年度 母公司
1. 出售、處置部門或被投資單位(損失)／收益	**(3,114,380)**	—	**3,113,692**	—
2. 自然災害發生的損失	**—**	—	**—**	—
3. 會計政策變更增加利潤總額	**—**	—	**—**	—
4. 會計估計變更增加利潤總額	**—**	—	**—**	—
5. 債務重組損失	**—**	—	**—**	—
6. 其他	**—**	—	**—**	—

後附會計報表附註為會計報表的組成部分。

企業負責人：**李桂榮**　　主管會計工作的負責人：**孫玉國**　　會計機構負責人：**于竹明**

二零零四年度利潤分配表

(除特別說明外，金額單位為人民幣元)
(按中國會計準則編製)

項目	附註五	二零零四年度 合併	二零零三年度 合併	二零零四年度 母公司	二零零三年度 母公司
一、淨利潤		**279,724,219**	253,871,661	**278,712,681**	245,280,600
加：年初未分配利潤	*(30)*	**259,760,239**	328,828,477	**359,653,103**	383,428,623
二、可供分配的利潤		**539,484,458**	582,700,138	**638,365,784**	628,709,223
減：提取法定盈餘公積	*(30)*	**(58,103,581)**	(55,530,809)	**(27,871,268)**	(24,528,060)
提取法定公益金	*(30)*	**(45,515,230)**	(47,409,090)	**(27,871,268)**	(24,528,060)
三、可供股東分配的利潤		**435,865,647**	479,760,239	**582,623,248**	579,653,103
減：應付普通股股利	*(30)*	**(212,000,000)**	(220,000,000)	**(212,000,000)**	(220,000,000)
四、未分配利潤	*(30)*	**223,865,647**	259,760,239	**370,623,248**	359,653,103

後附會計報表附註為會計報表的組成部分。

企業負責人：**李桂榮**　　主管會計工作的負責人：**孫玉國**　　會計機構負責人：**于竹明**

二零零四年度現金流量表

(除特別說明外，金額單位為人民幣元)
(按中國會計準則編製)

項目	附註五	合併	母公司
一、經營活動產生的現金流量			
銷售商品、提供勞務收到的現金		10,075,125,052	3,592,133,600
收到的財政補貼		71,587,548	—
收到的其他與經營活動有關的現金		990,084,147	184,890,281
現金流入小計		11,136,796,747	3,777,023,881
購買商品、接受勞務支付的現金		(5,495,621,339)	(1,995,206,670)
支付給職工以及為職工支付的現金		(648,710,552)	(147,226,244)
支付的各項稅費		(1,799,138,390)	(416,049,550)
支付的其他與經營活動有關的現金	(38)	(1,898,928,891)	(409,327,933)
現金流出小計		(9,842,399,172)	(2,967,810,397)
經營活動產生的現金流量淨額		1,294,397,575	809,213,484
二、投資活動產生的現金流量			
收回投資所收到的現金		136,220,487	553,778,495
取得投資收益所收到的現金		2,549,495	51,795,638
處置固定資產而收回的現金淨額		32,173,590	9,433,484
收到的其他與投資活動有關的現金		15,488,093	1,770,000
現金流入小計		186,431,665	616,777,617
購建固定資產、在建工程、無形資產和其他長期資產所支付的現金		(374,056,526)	(94,160,847)
購買子公司所支付的現金	(39)	(91,365,306)	(228,711,348)
投資所支付的現金		(14,671,934)	(1,009,500,000)
支付的其他與投資活動有關的現金		(13,381,862)	(4,530,000)
現金流出小計		(493,475,628)	(1,336,902,195)
投資活動產生的現金流量淨額		(307,043,963)	(720,124,578)
三、籌資活動產生的現金流量			
發行債券所收到的現金		270,275,413	270,275,413
借款所收到的現金		1,058,319,284	274,318,000
收到的其他與籌資活動有關的現金		47,491,783	—
現金流入小計		1,376,086,480	544,593,413
償還債務所支付的現金		(1,546,013,077)	(55,543,197)
分配股利、利潤和償付利息所支付的現金		(302,989,523)	(250,496,658)
其中：子公司支付少數股東股利		(29,928,611)	—
支付的其他與籌資活動有關的現金		(36,633,392)	—
現金流出小計		(1,885,635,992)	(306,039,855)
籌資活動產生的現金流量淨額		(509,549,512)	238,553,558
四、匯率變動對現金的影響		185,796	(59,349)
五、現金及現金等價物淨增加額	(1)	477,989,896	327,583,115

補充資料	合併	母公司
1、將淨利潤調節為經營活動的現金流量		
淨利潤	279,724,219	278,712,681
加:少數股東損益	21,929,773	—
計提資產減值準備	137,688,759	77,262,119
固定資產折舊	490,216,939	106,571,100
無形資產攤銷	23,317,359	5,214,523
長期待攤費用攤銷	3,086,710	401,200
預提費用增加	120,100,068	83,520,576
待攤費用減少/(增加)	531,296	(70,459)
處置固定資產的損失	5,648,672	8,088,619
財務費用	70,064,509	41,467,085
投資損失/(收益)	15,720,021	(61,030,227)
存貨的(增加)/減少	(32,618,615)	56,320,911
遞延税款借項	(1,481,574)	—
經營性應收項目的減少	85,836,902	57,301,357
經營性應付項目的增加	74,632,537	155,453,999
經營活動產生的現金流量淨額	1,294,397,575	809,213,484
2、不涉及現金收支的投資和籌資活動		
債務豁免	2,357,081	—
3、現金及現金等價物淨增加額		
現金年末餘額	1,315,739,523	557,408,875
減:現金的年初餘額	(837,749,627)	(229,825,760)
現金及現金等價物淨增加額	477,989,896	327,583,115

後附會計報表附註為會計報表的組成部分。

企業負責人:**李桂榮**　　主管會計工作的負責人:**孫玉國**　　會計機構負責人:**于竹明**

一、公司簡介

青島啤酒股份有限公司(「本公司」)於一九九三年六月十六日在中華人民共和國(「中國」)成立，並於一九九五年十二月二十七日取得按中外合資股份有限公司註冊的企業法人營業執照。本公司的註冊資本為1,060,000,000元。

本公司發行的H股自一九九三年七月十五日開始在香港聯合交易所有限公司之主板上市，而A股則自一九九三年八月二十七日開始在上海證券交易所上市。

本公司及其附屬公司(「本集團」)的主要業務為生產及銷售啤酒。

二、主要會計政策、會計估計和合併會計報表的編制方法

(1) 會計報表的編制基礎

本會計報表按照國家頒佈的企業會計準則和《企業會計制度》編制。

(2) 會計期間

本集團會計年度為西曆一月一日起至十二月三十一日止。

(3) 記賬本位幣

本集團的記賬本位幣為人民幣。

(4) 記賬基礎和計價原則

本集團的記賬基礎為權責發生制。除本集團在改制為股份有限公司時進行評估的部份資產按國有資產管理部門確認後的評估值入賬外，資產在取得時按實際成本入賬；如果以後發生減值，則計提相應的減值準備。

(5) 外幣業務核算方法

外幣業務按業務發生當日中國人民銀行公佈的基準匯率折算為人民幣入賬。於資產負債表日以外幣為單位的貨幣性資產和負債，按該日中國人民銀行公佈的基準匯率折算為人民幣，所產生的折算差額除了和固定資產購建期間因專門外幣資金借款產生的匯兑損益按資本化的原則處理外，直接計入當期損益。

(6) 外幣會計報表的折算方法

納入本集團會計報表合併範圍的子公司外幣資產負債表中的所有資產、負債項目均按資產負債表日中國人民銀行公佈的基準匯率折算為人民幣，股東權益項目除未分配利潤項目外均按業務發生當日中國人民銀行公佈的基準匯率折算，未分配利潤項目以折算後利潤分配表中該項目的金額列示；利潤表按年度平均匯率折算，由此折算產生的差異列入折算後資產負債表的外幣報表折算差額項目內；現金流量表項目均按資產負債表日中國人民銀行公佈的基準匯率折算。

(7) 現金及現金等價物

列示於現金流量表中的現金包括庫存現金及可隨時用於支付的銀行存款，現金等價物是指持有的期限不超過3個月、流動性強、易於轉換為已知金額現金及價值變動風險很小的投資。

3個月以上的定期存款及受到限制的銀行存款，不作為現金流量表中的現金及現金等價物列示。

二、主要會計政策、會計估計和合併會計報表的編制方法(續)

(8) 短期投資

短期投資主要為委託貸款。委託貸款是指委託金融機構向關聯企業貸出的款項，其中一年內到期的部分計入短期投資，超過一年到期的部分計入長期投資。委託貸款按照合同約定的利率按期計提利息，對計提的利息到付息期不能收回的，停止繼續計提，並沖回已計提的部分。

(9) 應收款項及壞賬準備

應收款項包括應收賬款及其他應收款。本集團對可能發生的壞賬損失採用備抵法核算。應收款項以實際發生額減去壞賬準備後的淨額列示。

(a) 壞賬準備

本集團對應收款項的可收回性作出具體評估後計提壞賬準備。當有跡象表明應收款項的回收出現困難時，計提專項壞賬準備；對於其他未計提專項壞賬準備的應收款項，運用賬齡分析法按以下比例計提一般壞賬準備：

賬齡	比例
6個月以內	0%
6個月到1年	5%
1年到2年	50%
2年以上	100%

(b) 壞賬損失確認標準

對於有確鑿證據表明應收款項確實無法收回時，如債務單位已撤銷、破產、資不抵債或現金流量嚴重不足等，確認為壞賬，並沖銷已計提的相應壞賬準備。

(c) 應收票據貼現

本集團向金融機構貼現不附追索權的應收票據，視同已向購貨方或接受勞務方收取現金，按交易的款項扣除已轉銷的應收票據的賬面價值和相關稅費後的差額計入當期損益。

(10) 存貨

存貨包括原材料、在產品、產成品、低值易耗品和包裝物等，按成本與可變現淨值孰低法列示。

存貨於取得時按實際成本入賬。原材料和產成品的成本按加權平均法核算，低值易耗品及部份包裝物按預計使用年限採用直線法攤銷計入生產成本。產成品和在產品成本包括原材料，直接人工及按正常生產能力下適當比例分攤的所有間接生產費用。

存貨跌價準備一般按單個存貨項目計算的成本高於其可變現淨值的差額計提。可變現淨值按正常生產經營過程中，以存貨的估計售價減去估計至完工將要發生的成本、銷售費用及相關稅金後的金額確定。

本集團的存貨盤存制度為永續盤存制。

二、主要會計政策、會計估計和合併會計報表的編制方法*(續)*

(11) 長期投資

長期投資包括本公司對子公司和聯營企業的股權投資及其他準備持有超過一年的股權投資，以及不能或不準備隨時變現的債券和其他債權投資。

(a) 股權投資

子公司是指本公司直接或間接擁有其50%以上的表決權資本，或其他本公司有權決定其財務和經營政策並能據以從其經營活動中獲取利益的被投資單位；聯營企業是指本公司佔該企業表決權資本總額的20%或以上至50%，或對該企業財務和經營決策有重大影響的被投資單位。

長期股權投資的成本按投資時實際支付的價款或按投出非現金資產的賬面價值加上相關稅費入賬。本公司對子公司和聯營企業的長期股權投資採用權益法核算，對其他準備持有超過一年的股權投資採用成本法核算。

二零零三年三月十七日前發生的長期股權投資採用權益法核算時，初始投資成本與應享有被投資單位所有者權益份額之間的差額，採用直線法按10年攤銷。二零零三年三月十七日後發生的長期股權投資採用權益法核算時，初始投資成本小於應享有被投資單位所有者權益份額的差額，作為資本公積；初始投資成本大於應享有被投資單位所有者權益份額的差額，採用直線法按10年攤銷。

採用權益法核算時，投資損益按應享有或應分擔被投資單位當年實現的淨利潤或發生的淨虧損份額確認，並調整長期股權投資的賬面價值。被投資單位所分派的現金股利則於股利宣告分派時相應減少長期股權投資的賬面價值。採用成本法核算時，投資收益在被投資企業宣告分派股利時確認。

(b) 長期投資減值準備

長期投資由於市價持續下跌或被投資單位經營狀況惡化等原因導致其可收回金額低於賬面價值時，按可收回金額低於長期投資賬面價值的差額，計提長期投資減值準備。

如果有跡象表明以前年度據以計提減值準備的各種因素發生變化，使得該項投資的可收回金額大於其賬面價值，減值準備在以前年度已確認的減值損失範圍內予以轉回。

(12) 固定資產和折舊

固定資產是指為生產商品或經營管理而持有的、使用期限在一年以上且單位價值較高的有形資產。自二零零一年一月一日起利用土地建造自用項目時，土地使用權的賬面價值構成房屋、建築物成本的一部分。

購置或新建的固定資產按取得時的成本作為入賬價值。對本集團在改制時進行評估的固定資產，按其經國有資產管理部門確認後的評估值作為入賬價值。

固定資產折舊採用直線法並按其入賬價值減去預計淨殘值後在預計使用年限內計提。對計提了減值準備的固定資產，則在未來期間按扣除減值準備後的賬面價值及尚可使用年限確定折舊額。

二、主要會計政策、會計估計和合併會計報表的編制方法(續)

(12) 固定資產和折舊(續)

固定資產的預計使用年限、淨殘值率及年折舊率列示如下：

	預計使用年限	預計淨殘值率	年折舊率
房屋及建築物			
一 成本	20 — 40年	3%	2.4% — 4.9%
— 土地使用權(另見附註二、14(a))	50年	0%	2%
機器設備	5 — 14年	3%	6.9% — 19.4%
運輸設備	5 — 12年	3%	8.1% — 19.4%
其他設備	5 — 10年	3%	9.7% — 19.4%

固定資產出售、轉讓、報廢或毀損的處置收入扣除其賬面價值和相關稅費後的差額計入營業外收入或支出。

固定資產的修理及維護支出於發生時計入當期費用。固定資產的重大改建、擴建、改良及裝修等後續支出，在使該固定資產可能流入企業的經濟利益超過了原先的估計時，予以資本化。重大改建、擴建及改良等後續支出按直線法於固定資產尚可使用期間內計提折舊，裝修支出按直線法在預計受益期間內計提折舊。

期末對固定資產按照賬面價值與可收回金額孰低計量。如果有跡象或環境變化顯示單項固定資產賬面價值可能超過其可收回金額時，本集團將對該項資產進行減值測試。若該單項資產的賬面價值超過其可收回金額，其差額確認為減值損失。

如果有跡象表明以前年度據以計提資產減值的各種因素發生變化，使得該資產的可收回金額大於其賬面價值，減值準備在以前年度已確認的減值損失範圍內予以轉回。轉回後該資產的賬面價值不超過不考慮減值因素情況下計算的資產賬面淨值。

(13) 在建工程

在建工程指興建中或安裝中的資本性資產，以實際發生的支出作為工程成本入賬。工程成本包括建築費用及其他直接費用、機器設備原價及安裝費用，以及在資產達到預定可使用狀態之前為該項目專門借款所發生的借款費用。在建工程在達到預定可使用狀態時，轉入固定資產並自次月起開始計提折舊。

如果有跡象或環境變化顯示單項在建工程賬面價值可能超過其可收回金額時，本集團將對該項資產進行減值測試。若該單項資產的賬面價值超過其可收回金額，其差額確認為減值損失。如果有跡象表明以前年度據以計提資產減值準備的各種因素發生變化，使得該資產的可收回金額大於其賬面價值，減值準備在以前年度已確認的減值損失範圍內予以轉回。

二、主要會計政策、會計估計和合併會計報表的編制方法(續)

(14) 無形資產

無形資產包括土地使用權、商標使用權、電腦軟件及專有技術等。

(a) 土地使用權

以支付土地出讓金方式取得的土地使用權或購入的土地使用權，按照實際支付的價款入賬，於開始建造項目前作為無形資產核算，並採用直線法按預計使用年限50年攤銷。自二零零一年一月一日起，利用土地建造項目時，將相應土地使用權的賬面價值全部轉入在建工程成本。

(b) 商標使用權

商標使用權主要包括本集團於一九九三年六月十六日重組時，由原有股東作為資本投入的「青島啤酒」商標。該商標使用權是以中國國家國有資產管理局認定的評估值入賬，採用直線法按40年攤銷。

其他商標使用權是於收購子公司時取得，按照其收購時的價值入賬，並根據其預計使用年限按5至10年平均攤銷。

(c) 電腦軟件

電腦軟件按實際支付的價款入賬，並按預計使用年限平均攤銷。

(d) 專有技術

本集團的專有技術是於子公司重組時，由少數股東作為資本投入。此專有技術按照各股東確認的價值入賬，並按照10年平均攤銷。本集團自行開發專有技術發生的研究與開發費用，於發生時確認為當期費用。

(e) 無形資產減值準備

期末對無形資產按照賬面價值與可收回金額孰低計量。如果有跡象或環境變化顯示單項無形資產賬面價值可能超過其可收回金額時，本集團將對該項資產進行減值測試。若該單項資產的賬面價值超過其可收回金額，其差額確認為減值損失。

如果有跡象表明以前年度據以計提資產減值的各種因素發生變化，使得該資產的可收回金額大於其賬面價值，減值準備在以前年度已確認的減值損失範圍內予以轉回。轉回後該資產的賬面價值不超過不考慮減值因素情況下計算的資產賬面淨值。

(15) 長期待攤費用

長期待攤費用包括大廈使用權，綠化費用及其他已經支出但攤銷期限在一年以上(不含一年)的各項費用，按預計受益期間分期平均攤銷，並以實際支出減去累計攤銷後的淨額列示。

(16) 借款費用

為購建固定資產而發生專門借款所產生的利息、輔助費用及匯兑損益等借款費用，在資產支出及借款費用已經發生、並且為使資產達到預定可使用狀態所必要的購建活動已經開始時，開始資本化並計入該資產的成本。當購建的固定資產達到預定可使用狀態時停止資本化，其後發生的借款費用計入當期損益。

二、主要會計政策、會計估計和合併會計報表的編制方法*(續)*

(16) 借款費用*(續)*

借款費用中的每期利息費用，按當期購建固定資產累計支出加權平均數與相關借款的加權平均利率，在不超過當期專門借款實際發生的利息費用的範圍內，確定資本化金額。

其他借款發生的借款費用，於發生時計入當期財務費用。

(17) 可轉換公司債券

發行的可轉換公司債券按實際發行價格總額確認為負債。債券發行價格總額與債券面值總額的差額作為債券的溢／折價，在債券的存續期間內按直線法攤銷。

應付的可轉換公司債券利息按期計提。利息費用及發行費用計入當期財務費用。

可轉換公司債券轉換為股票時，按可轉換的股數與股票面值計算的總額轉換為股本，債券的賬面價值與轉換為股本額之間的差額計入資本公積。

(18) 預計負債

因產品質量保證、對外提供擔保、未決訴訟等事項形成的某些現時義務，且該義務的履行很可能會導致經濟利益的流出，在該支出金額能夠可靠計量時，確認為預計負債。預計負債按照以前年度的相關經驗以最佳估計金額入賬。

(19) 職工社會保障及福利

本集團的在職職工參加由當地政府機構設立及管理的職工社會保障體系，包括養老及醫療保險、住房公積金及其他社會保障制度。除此之外，本集團並無其他重大職工福利承諾。

根據有關規定，本集團按工資總額的一定比例且在不超過規定上限的基礎上提取保險費及公積金，並向勞動和社會保障機構繳納，相應的支出計入當期成本或費用。

(20) 股利分配

股東大會批准的擬分配的現金股利於批准的當期確認為負債。

(21) 收入確認

(a) 銷售產品

在已將產品所有權上的主要風險和報酬轉移給購貨方，並且不再對該產品實施繼續管理和控制，與交易相關的經濟利益能夠流入本集團，相關的收入和成本能夠可靠計量時確認銷售收入的實現。

(b) 其他收入按下列基礎確認

利息收入按存款及委託貸款的存續期間和合同或協議規定的利率計算確認。

補貼收入於收到有關收入時確認。

(22) 經營租賃

經營租賃的租賃費用在租賃期內按直線法確認為期間費用。

二、主要會計政策、會計估計和合併會計報表的編制方法(續)

(23) 所得稅的會計處理方法

本集團對所得稅費用的會計處理採用納稅影響會計法。遞延稅款按債務法根據時間性差異計算。時間性差異為因有關稅收法規與會計制度在確認收入、費用或損益時的時間不同而產生的應納稅所得額差異。時間性差異按現行適用的稅率對累計產生的所得稅影響金額進行調整。

時間性差異能在近期轉回且預計有足夠的應納稅所得額可以抵減時，確認產生的遞延稅款借項。

(24) 合併會計報表的編制方法

合併會計報表的範圍包括本公司及納入合併範圍的子公司。合併會計報表系根據中華人民共和國財政部財會字(1995)11號文《關於印發合併會計報表的暫行規定》、《企業會計制度》及相關規定編制。

從取得子公司的實際控制權之日起，本公司開始將其相應期間的收入、成本、利潤予以合併；從喪失實際控制權之日起停止合併。集團內所有重大往來餘額、交易及未實現利潤已在合併會計報表編制時予以抵銷。納入合併範圍的子公司的所有者權益中不屬於本集團所擁有的部分作為少數股東權益在合併報表中單獨列示。

當納入合併範圍的子公司與本公司採用的會計政策不一致，且由此產生的差異對合併報表影響較大時，按本公司執行的會計政策予以調整。

三、稅項

本集團適用的主要稅種及其稅率列示如下：

稅種	稅率	計稅基礎	
企業及地方所得稅	15-33%	應納稅所得額	
增值稅	17%	啤酒產品，按應納稅銷售額的17%扣除當期允計抵扣的進項稅後的餘額計繳	
消費稅	不適用	**啤酒產品售價**	**單位消費稅**
		人民幣3,000元／噸以上	人民幣250元／噸
		人民幣3,000元／噸以下	人民幣220元／噸

(a) 企業及地方所得稅

	二零零四年度	二零零三年度
中國企業及地方所得稅*(1)*	**170,884,665**	128,971,452
香港利得稅*(2)*	**1,634,511**	1,514,329
遞延稅款資產(確認)／沖回*(3)*	**(1,621,718)**	5,101,358
	170,897,458	135,587,139

三、稅項(續)

(a) 企業及地方所得稅(續)

(1) 中國企業及地方所得稅

中國企業及地方所得稅乃根據二零零四年度實現的利潤總額按國家規定的須繳納部分計算，所有可以享受的免稅優惠已考慮在內。

根據國家稅務總局於一九九四年四月十八日發出的批文，自本公司成立日起及在新的企業所得稅法特別說明之前，本公司的所得稅暫按15%的稅率徵收，直至另行通知。本公司於一九九七年三月二十三日接獲青島市財政局的確認，確認延長此項稅務優惠直至另行通知。

青島啤酒(三水)有限公司(「三水公司」)、青島啤酒(郴州)有限公司(「郴州公司」)及深圳青島啤酒朝日有限公司(「深朝日」)被確認為外商投資企業，可自彌補以前年度累計虧損後的首個獲利年度起，享受「兩免三減半」的稅收優惠政策。本年度為三水公司的第五個獲利年度、郴州公司的第三個獲利年度以及深朝日的第四個獲利年度，其適用的所得稅率分別為12%，16.5%及7.5%(二零零三年：12%，0%及7.5%)。

深圳市青島啤酒華南營銷有限公司(「深銷售」)、深圳市青島啤酒華南投資有限公司(「華南投資」)、青島啤酒(珠海)有限公司(「珠海公司」)、青島啤酒(斗門)麥芽有限公司(「斗門公司」)及青島啤酒(廈門)有限公司(「廈門公司」)和青島啤酒(廈門)銷售有限公司(「廈門銷售」)因分別設立於深圳、珠海及廈門經濟特區，按有關稅收條例以15%計算繳納所得稅。

本集團內其他於中國成立及營運的子公司的應納稅所得額按標準稅率33%計算繳納。

(2) 香港利得稅

香港利得稅乃根據二零零四年度應納稅所得額按17.5%(二零零三年：17.5%)之稅率計算繳納。

(3) 遞延稅款資產

考慮到部份子公司仍處於虧損狀態，因此部份遞延稅款資產的變現性具有較大的不確定性，本集團未對於二零零五年至二零零九年內預期可抵扣應納稅所得額的虧損而產生的遞延稅款約311,000,000元(二零零三年：638,000,000元)予以確認。此外，由於對應收款項、存貨及固定資產計提資產減值準備而產生的遞延稅款資產因部分子公司仍處於虧損狀態，並且該等資產減值準備能否抵減應納稅所得額在很大程度上取決於有關稅務部門的批准，因此，本集團未對該等遞延稅款約135,844,000元(二零零三年：78,000,000元)予以確認。

(b) 增值稅

根據《中華人民共和國企業增值稅暫行條例》，本集團按產品銷售收入的17%的增值稅率繳納銷項增值稅，出口產品銷售採用「免、抵、退」辦法，退稅率為13%。購買原材料及半成品等支付的進項增值稅可抵扣銷項增值稅。增值稅應納稅額為當期銷項稅額抵減可以抵扣的進項稅額後的餘額。

(c) 消費稅

根據中國財政部、國家稅務總局頒佈的《關於調整酒類產品消費稅政策的通知(財稅[2001]84號)》的規定，規定每噸啤酒出廠價格(含包裝物及包裝物押金)在3,000元以上的，單位消費稅額為每噸250元。其他啤酒之銷售，仍按每噸220元繳納消費稅。

四、子公司及聯營公司

(1) 於二零零四年十二月三十一日，納入合併範圍的子公司包括：

被投資單位全稱	註冊地點	企業性質	註冊資本 (萬元)	經營範圍	本集團對其投資額 (人民幣)	本公司持有權益比例(%) 直接	間接
深圳市青島啤酒華南投資有限公司	中國深圳	有限責任公司	人民幣20,000	投資	190,000,000	95%	—
青島啤酒(珠海)有限公司	中國珠海	有限責任公司	人民幣6,000	國內啤酒生產及銷售	61,272,851	—	72.83%
青島啤酒(三水)有限公司	中國三水	有限責任公司	人民幣4,134	國內啤酒生產及銷售	54,408,671	—	71.25%
青島啤酒(郴州)有限公司	中國郴州	有限責任公司	人民幣7,000	國內啤酒生產及銷售	59,471,148	—	84.36%
青島啤酒(黃石)有限公司(「黃石公司」)	中國黃石	有限責任公司	人民幣500	國內啤酒生產及銷售	12,536,286	—	90.25%
青島啤酒(應城)有限公司(「應城公司」)	中國應城	有限責任公司	人民幣500	國內啤酒生產及銷售	9,735,846	—	90.25%
深圳青島啤酒朝日有限公司	中國深圳	有限責任公司	美元3,000	啤酒生產及銷售	126,746,680	51%	—
深圳市青島啤酒華南營銷有限公司	中國深圳	有限責任公司	人民幣2,000	國內啤酒貿易	19,000,000	95%	—
青島啤酒華東控股有限公司(「華東控股」)	中國上海	有限責任公司	人民幣10,000	投資	95,035,102	95%	—
青島啤酒華東上海銷售有限公司	中國上海	有限責任公司	人民幣300	國內啤酒貿易	2,565,000	—	94.05%
青島啤酒華東南京銷售有限公司	中國南京	有限責任公司	人民幣100	國內啤酒貿易	665,000	—	93.88%
青島啤酒(上海)有限公司(「上海公司」)	中國上海	有限責任公司	人民幣5,000	國內啤酒生產及銷售	45,235,152	—	90.25%
青島啤酒(蕪湖)有限公司	中國蕪湖	有限責任公司	人民幣2,000	國內啤酒生產及銷售	19,181,422	—	85.50%
青島啤酒(馬鞍山)有限公司(「馬鞍山公司」)	中國馬鞍山	有限責任公司	人民幣500	國內啤酒生產及銷售	6,191,339	—	91.25%
青島啤酒上海松江有限公司(「松江公司」)	中國上海	有限責任公司	美元3,664	國內啤酒生產及銷售	287,233,335	75%	—
青島啤酒(壽光)有限公司(「壽光公司」)	中國壽光	有限責任公司	人民幣6,061	國內啤酒生產及銷售	60,748,122	99%	—
青島啤酒(濰坊)有限公司(「濰坊公司」)	中國濰坊	有限責任公司	人民幣500	國內啤酒生產及銷售	7,372,131	70%	—
青島啤酒(安丘)有限公司(「安丘公司」)	中國安丘	有限責任公司	人民幣500	國內啤酒生產及銷售	5,764,489	95%	—
青島啤酒第三有限公司(「第三公司」)	中國平度	有限責任公司	人民幣1,000	國內啤酒生產及銷售	9,836,412	95%	—
青島啤酒(徐州)有限公司(「徐州公司」)	中國沛縣	有限責任公司	人民幣3,934	國內啤酒生產及銷售	27,462,801	66%	—
青島啤酒(徐州彭城)有限公司(「徐州彭城公司」)	中國彭城	有限責任公司	人民幣500	國內啤酒生產及銷售	20,744,001	90%	—
青島啤酒(薛城)有限公司	中國薛城	有限責任公司	人民幣4,500	國內啤酒生產及銷售	41,452,447	85%	—
青島啤酒(滕州)有限公司(「滕州公司」)	中國滕州	有限責任公司	人民幣1,500	國內啤酒生產及銷售	18,547,503	95%	—
青島啤酒(台兒莊)麥芽有限公司	中國台兒莊	有限責任公司	人民幣500	國內麥芽製造及貿易	5,854,522	—	86.20%
北京青島啤酒三環有限公司(「三環公司」)*(b(iv))*	中國北京	有限責任公司	美元2,890	國內啤酒生產及貿易	37,561,561	29%	25%

四、子公司及聯營公司(續)

(1) 於二零零四年十二月三十一日，納入合併範圍的子公司包括：(續)

被投資單位全稱	註冊地點	企業性質	註冊資本(萬元)	經營範圍	本集團對其投資額(人民幣)	本公司持有權益比例(%) 直接	間接
北京五星青島啤酒有限公司(「五星公司」)	中國北京	有限責任公司	人民幣86,200	國內啤酒生產及銷售	112,304,883	37.64%	25%
青島啤酒(福州)有限公司(「福州公司」)	中國福州	有限責任公司	美元2,683	國內啤酒生產及貿易	78,344,465	75%	25%
青島啤酒(廊坊)有限公司(「廊坊公司」)*(b(i))*	中國廊坊	有限責任公司	人民幣2,000	國內啤酒生產及銷售	14,460,000	—	72.30%
青島啤酒西安有限責任公司(「西安公司」)	中國西安	有限責任公司	人民幣22,220	國內啤酒生產及銷售	172,905,951	76.10%	—
青島啤酒渭南有限責任公司	中國渭南	有限責任公司	人民幣5,000	國內啤酒生產及銷售	14,420,490	28%	54.79%
青島啤酒(鞍山)有限公司	中國鞍山	有限責任公司	人民幣5,000	國內啤酒生產及銷售	30,000,000	60%	—
青島啤酒(興凱湖)有限公司(「興凱湖公司」)	中國雞西	有限責任公司	人民幣2,000	國內啤酒生產及銷售	48,826,291	95%	—
青島啤酒(密山)有限公司	中國密山	有限責任公司	人民幣2,000	國內啤酒生產及銷售	19,000,000	95%	—
青島啤酒(哈爾濱)有限公司	中國哈爾濱	有限責任公司	人民幣2,200	國內啤酒生產及銷售	82,770,378	95%	—
青島啤酒(蓬萊)有限公司	中國蓬萊	有限責任公司	人民幣3,750	國內啤酒生產及銷售	30,000,000	80%	—
青島啤酒(榮成)有限公司(「榮成公司」)	中國榮成	有限責任公司	人民幣2,000	國內啤酒生產及銷售	65,103,434	70%	—
青島啤酒集團進出口有限公司(「進出口公司」)	中國青島	有限責任公司	人民幣1,100	進出口啤酒貿易	10,750,000	97.73%	—
青島啤酒(第五)有限公司(「第五公司」)	中國青島	有限責任公司	人民幣3,461	國內啤酒生產及銷售	37,625,391	93.79%	—
青島啤酒開發有限公司	中國青島	有限責任公司	人民幣132	國內啤酒貿易	1,320,000	100%	—
青島啤酒(平原)有限公司(「平原公司」)	中國平原	有限責任公司	人民幣500	國內啤酒生產及銷售	18,116,959	90%	—
青島啤酒(日照)有限公司	中國日照	有限責任公司	人民幣1,000	國內啤酒生產及銷售	20,392,000	95%	—
青島啤酒(菏澤)有限公司(「菏澤公司」)	中國菏澤	有限責任公司	人民幣1,000	國內啤酒生產及銷售	16,998,522	90%	—
青島啤酒(重慶)有限公司	中國重慶	有限責任公司	人民幣700	國內啤酒生產及銷售	6,808,575	95%	—
青島啤酒(台州)有限公司(「台州公司」)(b(v))	中國台州	有限責任公司	人民幣1,000	國內啤酒生產及銷售	2,592,967	—	90.25%
青島啤酒(香港)貿易有限公司(「香港公司」)	香港	有限責任公司	港幣50	香港啤酒貿易	533,881	100%	—
青島啤酒(漢中)有限公司	中國漢中	有限責任公司	人民幣2,941	國內啤酒生產及貿易	15,000,000	—	50.23%
青島啤酒(斗門)麥芽有限公司	中國珠海	有限責任公司	人民幣1,000	國內麥芽製造及貿易	30,235,355	—	85.82%
青島啤酒(瀘州)有限公司(「瀘州公司」)*(b(ii))*	中國瀘州	有限責任公司	人民幣11,111	國內啤酒生產及銷售	105,554,500	95%	—
青島啤酒(南京)有限公司	中國南京	有限責任公司	美元500	國內啤酒生產及貿易	17,394,600	75%	—
青島啤酒(宿遷)有限公司(「宿遷公司」)	中國宿遷	有限責任公司	人民幣1,000	國內啤酒生產及貿易	12,193,668	95%	—

四、子公司及聯營公司(續)

(1) 於二零零四年十二月三十一日，納入合併範圍的子公司包括：(續)

被投資單位全稱	註冊地點	企業性質	註冊資本 (萬元)	經營範圍	本集團對其投資額 (人民幣)	本公司持有權益比例(%) 直接	間接
北京青島啤酒北方銷售公司	中國北京	有限責任公司	人民幣2,998	國內啤酒貿易	27,356,750	80%	10.84%
哈爾濱東北青島啤酒銷售有限公司	中國哈爾濱	有限責任公司	人民幣1,000	國內啤酒貿易	9,925,000	85%	14.25%
青島啤酒(嶗山)有限公司	中國青島	有限責任公司	人民幣1,664	國內啤酒生產及貿易	16,635,592	50%	46.90%
青島啤酒(滕州)淮海銷售有限公司	中國滕州	有限責任公司	人民幣50	國內啤酒貿易	437,500	—	90%
青島啤酒(蘇州)有限公司	中國太倉	有限責任公司	人民幣500	國內啤酒生產及貿易	4,895,000	10%	85.5%
青島啤酒華東杭州銷售有限公司	中國杭州	有限責任公司	人民幣100	國內啤酒貿易	855,000	—	94.05%
青島啤酒華東蘇州銷售有限公司	中國蘇州	有限責任公司	人民幣300	國內啤酒貿易	1,710,000	—	76.10%
青島啤酒西南銷售有限公司	中國成都	有限責任公司	人民幣200	國內啤酒貿易	1,960,000	60%	38%
青島啤酒(隨州)有限公司 (「隨州公司」)	中國隨州	有限責任公司	人民幣2,400	國內啤酒生產及銷售	8,550,000	—	85.50%
青島啤酒(天門)有限公司 (「天門公司」)***	中國天門	有限責任公司	人民幣1,800	國內啤酒生產及銷售	4,960,197	—	85.50%
青島啤酒(台州)銷售有限公司 (「台州銷售」)	中國台州	有限責任公司	人民幣680	國內啤酒貿易	2,463,319	—	48.45%
青島祥宏商務有限公司	中國青島	有限責任公司	人民幣100	汽車租賃	950,000	95%	—
郴州市青島啤酒銷售有限公司	中國郴州	有限責任公司	人民幣100	國內啤酒貿易	469,680	—	94.47%
青島啤酒魯中(濰坊)銷售有限公司	中國濰坊	有限責任公司	人民幣200	國內啤酒貿易	1,460,000	—	90.30%
青島啤酒(廈門)有限公司*(b(iii))*	中國廈門	有限責任公司	人民幣9,000	國內啤酒生產及銷售	90,000,000	75%	25%
青島啤酒(廈門)銷售有限公司	中國廈門	有限責任公司	人民幣100	國內啤酒貿易	800,000	—	95%
青島啤酒海豐倉儲有限公司	中國青島	有限責任公司	人民幣1,000	倉儲、加工、運輸	5,500,000	—	53.75%
青島啤酒(長沙)有限公司 (「長沙公司」)*(a(i))*	中國長沙	有限責任公司	人民幣6,800	國內啤酒生產及銷售	66,980,000	70%	28.50%
徐州彭城啤酒銷售有限公司 (「彭城銷售」)*(a(ii))*	中國徐州	有限責任公司	人民幣500	啤酒銷售	4,190,000	—	83.80%
青島啤酒(甘肅)農墾股份有限公司 (「甘肅農墾」)*(a(iii))*	中國蘭州	股份有限公司	人民幣17,442	國內啤酒生產及銷售	65,010,000	50%	5.06%
青島啤酒武威有限責任公司*(a(iii))*	中國蘭州	有限責任公司	人民幣3,610	國內啤酒生產及銷售	19,775,580	—	54.90%
青島啤酒(漳州)有限公司 (「漳州公司」)*(a(iv))*	中國漳州	有限責任公司	人民幣3,888	國內啤酒生產及銷售	26,355,000	90%	—
青島啤酒(揚州)有限公司 (「揚州公司」)*(a(v))*	中國揚州	有限責任公司	人民幣500	國內啤酒生產及銷售	1,017,142	20%	—

*** 經本公司董事會決議，天門公司已於二零零四年十一月停產，並進入清算程式。本公司的管理層在對天門公司的資產提取了足額的減值準備後，仍將其納入合併報表範圍。

四、子公司及聯營公司(續)

(1) 於二零零四年十二月三十一日，納入合併範圍的子公司包括：(續)

(a) 本集團於本年內新收購／成立的子公司情況如下：

(i) 二零零四年一月，本公司與本公司之子公司華南投資合資成立了長沙公司，長沙公司的註冊資本為10,000,000元，其中本公司以現金出資7,000,000元，佔長沙公司註冊資本的70%；華南投資以現金出資3,000,000元，佔長沙公司註冊資本的30%。二零零四年三月，經公司董事會批准，本公司與華南投資共同向長沙公司進行增資，其中，本公司以現金增資40,600,000元，華南投資以現金增資17,400,000元。增資後，長沙公司註冊資本由10,000,000元增加至68,000,000元，本公司與華南投資所持長沙公司的權益比例保持不變。

(ii) 二零零四年二月，本公司之子公司徐州彭城公司、徐州公司和宿遷公司合資成立彭城銷售。彭城銷售的註冊資本為5,000,000元，其中徐州彭城公司以現金出資470,500元，以實物出資2,029,500元，佔彭城銷售註冊資本的50%，徐州公司以現金出資277,490元，以實物出資1,222,510元，佔彭城銷售註冊資本的30%，宿遷公司以現金出資1,000,000元，佔彭城銷售註冊資本的20%。

(iii) 二零零四年五月及六月，本公司與甘肅農墾啤酒股份有限公司(「農墾啤酒」)及其股東分別簽署了增資擴股協議書及補充協議書，本公司向農墾啤酒投資約60,481,000元並對該公司進行增資擴股，交易完成後本公司持有農墾啤酒50%的股權。該增資擴股事項已於二零零四年七月辦理完畢工商變更登記手續，農墾啤酒的公司名稱相應變更為青島啤酒(甘肅)農墾股份有限公司(「甘肅農墾」)。另外，本公司委託甘肅省信託投資有限責任公司持有甘肅農墾5.06%之權益，故本公司直接和間接合計持有甘肅農墾55.06%之權益。

青島啤酒武威有限責任公司為甘肅農墾的控股子公司，甘肅農墾直接持有其99.72%的權益。

(iv) 二零零四年八月，本公司與關聯公司－青島啤酒集團有限公司(「青啤集團」)簽署股權轉讓協議，本公司以約26,355,000元的價格受讓青啤集團持有的漳州公司90%之權益。該股權轉讓手續已於二零零四年九月完成。本次交易後，本公司和漳州市國有資產投資經營有限公司分別持有漳州公司90%和10%之權益。

(v) 根據本公司與青啤集團於二零零三年一月及二零零四年十二月就揚州公司的委託經營所簽訂的委託經營管理協議及其補充協議，青啤集團將其在揚州公司中所持80%的股權所對應的股東權利和義務全部委託本公司行使及承擔，本公司並已委派人員進入揚州公司董事會，擁有董事會半數以上的投票權，因此本公司自二零零四年十二月三十一日起，將揚州公司納入本公司的合併報表範圍。

(b) 本集團所持子公司的權益於本年內的變動情況如下：

(i) 二零零三年十二月，本公司與青啤集團達成對廊坊公司的同比例增資協議，本公司以現金方式增資9,500,000元，青啤集團以債轉股方式增資500,000元。增資後，廊坊公司註冊資本由10,000,000元增加至20,000,000元。該增資的相關手續已於二零零四年三月完成。二零零四年四月，本公司與本公司之子公司西安公司簽署股權轉讓協議，本公司將持有的廊坊公司95%之權益轉讓予西安公司。該股權轉讓手續已於二零零四年十月完成。本次交易以後，西安公司和青啤集團分別持有廊坊公司95%和5%之權益。

四、子公司及聯營公司(續)

(1) 於二零零四年十二月三十一日，納入合併範圍的子公司包括：(續)

(b) 本集團所持子公司的權益於本年內的變動情況如下：(續)

(ii) 二零零四年五月，本公司與四川火炬化工集團有限公司(「四川火炬」)簽署股權轉讓協議，本公司以約34,296,000元的價格受讓四川火炬持有的瀘州公司40%之權益，本次交易後，本公司對瀘州公司之權益由55%增加至95%。

(iii) 二零零四年五月，香港公司分別購買本公司及歐美投資集團有限公司所持有的廈門公司5%和20%的股權的相關手續已經完成。另外，本公司與香港公司分別對廈門公司增資60,000,000元和20,000,000元的事項亦已經獲得廈門市外商投資局的批准，並已於二零零四年七月辦理完畢工商變更登記手續。本次增資後，廈門公司註冊資本由10,000,000元增加至90,000,000元，本公司與香港公司所佔廈門公司的權益分別為75%和25%，廈門公司成為本集團的全資子公司。

(iv) 二零零一年十一月，本公司與加拿大EVG企業有限公司(「EVG公司」)簽訂了股權轉讓協議(「轉讓協議」)，EVG公司同意購入本公司持有的三環公司25%的股權。二零零四年二月，本公司與EVG公司解除轉讓協議。同時，本公司與香港公司簽訂協議，將原轉讓予EVG公司的三環公司的25%的股權以850,000美元的價格轉讓給香港公司。二零零四年七月，相應的外方股東變更事項已經獲得有關審批機構批准，並辦理完畢工商變更登記手續。本次交易後，本公司持有三環公司29%的股權，香港公司持有三環公司25%的股權。

(v) 二零零四年六月，本公司與本公司之子公司華東控股簽署股權轉讓協議，本公司將持有的台州公司的95%之權益轉讓予華東控股。該股權轉讓手續已於二零零四年十二月完成。本次交易以後，華東控股和青啤集團分別持有台州公司95%和5%之權益。

(2) 於二零零四年十二月三十一日，合併範圍的減少包括：

(a) 二零零四年四月，本公司與招商局物流集團有限公司(「招商局物流」)和招商局船務企業有限公司(「招商局船務」)達成增資協議，招商局物流、招商局船務和本公司分別向青島啤酒招商物流有限公司(「青啤招商物流」)增資1,270,000元，1,250,000元和480,000元。增資後，青啤招商物流的註冊資本由2,000,000元增加至5,000,000元，本公司所持青啤招商物流之權益由51%減少至30%。該增資的相關手續已於二零零四年九月完成，青啤招商物流不再納入本公司的合併報表範圍。

(b) 二零零四年九月，本公司、西安公司與第三方企業一寶雞育才玻璃有限公司(「育才玻璃」)達成增資協議，育才玻璃以現金方式向青啤寶雞有限公司(「青啤寶雞」)增資11,000,000元。增資後，青啤寶雞的註冊資本由1,000,000元增加至12,000,000元，本公司和西安公司所持青啤寶雞之權益分別由30%和70%減少至2.5%和5.83%。青啤寶雞亦自完成該交易後不再納入本公司的合併報表範圍。

四、子公司及聯營公司(續)

(3) 於二零零四年十二月三十一日，未納入合併範圍的子公司包括：

被投資單位全稱	註冊地點	企業性質	註冊資本	經營範圍	本集團對其投資額	本公司持有權益比例(%) 直接	間接
揚州中丹啤酒物資回收有限公司***	中國揚州	有限責任公司	1,000,000	廢舊啤酒包裝物回收再利用	160,000	—	16%
徐州沛縣興隆舊瓶回收有限公司	中國徐州	有限責任公司	600,000	廢舊啤酒包裝物回收再利用	330,000	—	55%
蓬萊舊瓶回收站	中國蓬萊	有限責任公司	517,000	廢舊啤酒包裝物回收再利用	413,600	—	80%
馬鞍山市鍾山瓶箱回收有限公司	中國馬鞍山	有限責任公司	300,000	廢舊啤酒包裝物回收再利用	273,750	—	91.25%
滕州天發廢舊瓶回收公司	中國滕州	有限責任公司	300,000	廢舊啤酒包裝物回收再利用	256,500	—	85.5%

*** 揚州公司持有其80%的權益比例，詳見本附註(1)(a)(v)。

由於上述子公司主營業務收入少於本集團合併主營業務收入的10%及資產總額的10%、且該等子公司當期淨利潤中本公司所擁有的數額少於本公司當期淨利潤的10%，因此本公司未將上述子公司納入合併報表範圍。

(4) 於二零零四年十二月三十一日，本集團的主要聯營公司包括：

被投資單位全稱	註冊地點	企業性質	註冊資本	經營範圍	本集團對其投資額	本公司持有權益比例(%) 直接	間接
青華國際貿易發展有限公司(「青華國際」)	加拿大	境外有限責任公司	美元500,000	國際貿易及啤酒銷售	2,077,625	50%	—
遼寧沈青青島啤酒營銷有限公司(「遼寧沈青」)	中國遼寧	有限責任公司	人民幣2,000,000	國內銷售啤酒	600,000	30%	—
青島啤酒朝日飲品有限公司(「朝日飲品」*(i)*)	中國青島	有限責任公司	人民幣90,000,000	國內生產及銷售茶飲料	33,768,000	—	37.52%
南寧青島啤酒有限公司(「南寧公司」*(ii)*)	中國南寧	有限責任公司	人民幣730,000,000	國內生產及銷售啤酒	85,500,000	—	28.5%
青島啤酒招商物流有限公司 *(附註四、(2)(a))*	中國青島	有限責任公司	人民幣5,000,000	物流服務與管理	1,500,000	30%	—

(i) 二零零四年三月，本公司之子公司第五公司與朝日飲品另一方股東達成增資協議，第五公司以現金方式增資8,000,000元，另一方股東以現金方式增資12,000,000元。增資後，朝日飲品註冊資本由70,000,000元增加至90,000,000元，第五公司與該第三方股東所持朝日飲品的權益比例保持不變。該增資的相關手續已於二零零四年六月完成。

(ii) 二零零一年十一月，本公司之子公司華南投資與泰聯釀造(開曼群島)有限公司(「泰聯釀造」)簽訂了股權轉讓合同，由華南投資出資人民幣90,000,000元受讓泰聯釀造持有的南寧公司30%的股權，相關的股權轉讓手續已於二零零四年六月辦理完畢。另外於二零零四年五月，華南投資與泰聯釀造簽署了股權轉讓協議，華南投資以約200,880,000元的代價受讓泰聯釀造持有的南寧公司額外45%之股份。截至本報告批准日止，該增持股權轉讓事項已由國家商務部批准，並於二零零五年二月辦理完畢工商變更登記手續。本次股權轉讓完成後，本公司對南寧公司之間接權益將由28.5%增加到71.25%。

五、合併會計報表主要項目註釋

(1) 貨幣資金

	二零零四年 十二月三十一日	二零零三年 十二月三十一日
現金	**1,037,195**	1,953,642
銀行存款	**1,329,290,329**	847,811,801
其他貨幣資金	**32,225,608**	83,134,965
	1,362,553,132	932,900,408

其他貨幣資金主要是本集團為取得銀行承兑匯票按規定存入銀行的保證金。

於二零零四年十二月三十一日，貨幣資金中包括以下外幣餘額：

外幣名稱	外幣金額	匯率	折合人民幣
美元	2,503,840	8.277	20,724,521
港元	54,986,558	1.064	58,489,201
			79,213,722

列示於現金流量表的現金包括：

	二零零四年 十二月三十一日
貨幣資金	**1,362,553,132**
減：受到限制的存款	**(46,813,609)**
二零零四年十二月三十一日現金餘額	**1,315,739,523**
減：二零零三年十二月三十一日現金餘額	**(837,749,627)**
現金淨增加額	**477,989,896**

(2) 短期投資

	二零零四年 十二月三十一日	二零零三年 十二月三十一日
委託貸款	**22,306,375**	66,450,000
減：委託貸款減值準備	**(22,306,375)**	—
	—	66,450,000

本集團投資的安丘公司因發生大額虧損而處於停產狀態，故本集團於二零零四年度對該子公司的委託貸款提取了全額的減值準備。

五、合併會計報表主要項目註釋(續)

(3) 應收票據

	二零零四年十二月三十一日	二零零三年十二月三十一日
銀行承兑匯票	**98,594,467**	50,883,184

於二零零四年十二月三十一日，以上承兑匯票均無用作質押，且均在六個月內到期。

(4) 應收賬款及長期應收款

(a) 應收賬款

	二零零四年十二月三十一日	二零零三年十二月三十一日
應收賬款	**404,046,820**	288,651,899
減：壞賬準備	**(244,627,424)**	(118,563,160)
	159,419,396	170,088,739

於二零零四年度，本集團壞賬準備的增加主要系收購子公司時併入了約111,758,000元的壞賬準備。本集團並於二零零四年度核銷了確定不能回收的應收賬款合計約4,559,000元。

應收賬款賬齡及相應的壞賬準備分析如下：

	二零零四年十二月三十一日			二零零三年十二月三十一日		
賬齡	金額	比例(%)	壞賬準備	金額	比例(%)	壞賬準備
1年以內	**139,701,518**	**34.58%**	**(4,149,981)**	118,795,973	41.16%	(2,599,211)
1到2年	**38,204,721**	**9.46%**	**(32,031,238)**	42,273,098	14.65%	(12,591,434)
2到3年	**57,831,200**	**14.31%**	**(56,077,894)**	28,272,347	9.79%	(19,311,432)
3年以上	**168,309,381**	**41.65%**	**(152,368,311)**	99,310,481	34.40%	(84,061,083)
	404,046,820	**100.00%**	**(244,627,424)**	288,651,899	100.00%	(118,563,160)

於二零零四年十二月三十一日，應收賬款餘額中無應收持本公司5%(含5%)以上表決權股份的股東欠款。

於二零零四年十二月三十一日，應收賬款前五名債務人欠款金額合計約為144,351,000元，佔應收賬款總額的35.73%。

五、合併會計報表主要項目註釋(續)

(4) 應收賬款及長期應收款(續)

(b) 長期應收款

於二零零一年度,本集團與青島世紀新科啤酒開發有限公司(「世紀新科」)及其關聯公司 — 青島啤酒(廣州)總經銷有限公司(合稱「欠款人」)就合計105,000,000元的應收賬款(「欠款」)達成還款協議。根據有關協議,欠款人將於二零零二年一月一日起按8年分期歸還此項欠款。同時,關聯公司 — 青啤集團對欠款提供了擔保。截至二零零四年十二月三十一日止,本集團已收回欠款約32,439,000元,並對欠款計提了21,668,000元的壞賬準備。餘下之欠款(扣除壞賬準備後)15,000,000元及35,892,810元分別在應收賬款及長期應收款內反映。

(5) 其他應收款

	二零零四年十二月三十一日	二零零三年十二月三十一日
其他應收款	**309,695,727**	361,986,708
減:壞賬準備	**(72,778,396)**	(54,319,553)
	236,917,331	307,667,155

其他應收款的賬齡及相應的壞賬準備分析如下:

	二零零四年十二月三十一日			二零零三年十二月三十一日		
賬齡	金額	比例(%)	壞賬準備	金額	比例(%)	壞賬準備
1年以內	**159,386,302**	**51.46%**	**(1,988,657)**	228,986,949	63.25%	(2,247,352)
1到2年	**62,418,846**	**20.15%**	**(8,592,680)**	55,260,608	15.27%	(3,268,823)
2到3年	**11,593,093**	**3.74%**	**(9,805,876)**	38,041,855	10.51%	(11,479,889)
3年以上	**76,297,486**	**24.65%**	**(52,391,183)**	39,697,296	10.97%	(37,323,489)
	309,695,727	**100.00%**	**(72,778,396)**	361,986,708	100.00%	(54,319,553)

於二零零四年度,本集團壞賬準備的增加中包括收購子公司時併入的壞賬準備約9,340,000元。本集團並於二零零四年度核銷了確定不能回收的其他應收款合計約1,478,000元。

於二零零四年十二月三十一日,其他應收款餘額中無應收持本公司5%(含5%)以上表決權股份的股東欠款。

於二零零四年十二月三十一日,其他應收款前五名債務人的欠款金額合計為44,983,302元,佔其他應收款總額的14.53%。

五、合併會計報表主要項目註釋(續)

(6) 預付賬款

賬齡	二零零四年十二月三十一日 金額	二零零四年十二月三十一日 比例(%)	二零零三年十二月三十一日 金額	二零零三年十二月三十一日 比例(%)
1年以內	**202,265,035**	**94.06%**	133,152,529	99.11%
1到2年	**11,374,548**	**5.29%**	1,002,165	0.75%
2到3年	**491,968**	**0.23%**	104,559	0.08%
3年以上	**897,481**	**0.42%**	90,077	0.06%
	215,029,032	**100.00%**	134,349,330	100.00%

於二零零四年十二月三十一日，預付賬款餘額中無預付持本公司5%(含5%)以上表決權股份的股東欠款。

預付賬款中賬齡超過一年的款項主要為預付土地款，因本集團尚未取得相應的土地使用權，故未轉入無形資產中核算。

(7) 存貨

成本	二零零三年十二月三十一日			二零零四年十二月三十一日
原材料	425,140,694			**447,107,748**
包裝物	353,727,924			**484,828,875**
低值易耗品	251,178,676			**213,844,368**
委託加工物資	6,859,009			**1,666,500**
在產品	128,849,769			**162,750,184**
產成品	164,877,217			**114,277,840**
	1,330,633,289			**1,424,475,515**
存貨跌價準備		**本年增加**	**本年減少**	
原材料	(2,805,178)	(2,575,351)	167,465	(5,213,064)
包裝物	(13,275,427)	(12,816,143)	351,995	(25,739,575)
產成品	(9,049,580)	(4,427,128)	2,785,203	(10,691,505)
	(25,130,185)	(19,818,622)	3,304,663	(41,644,144)
	1,305,503,104			1,382,831,371

五、合併會計報表主要項目註釋(續)

(7) 存貨(續)

於二零零四年十二月三十一日，本集團以價值為5,000,000元的存貨作為2,500,000元短期借款(附註五、15)的抵押物。

由於存貨遭受損毀、全部或部分陳舊過時或銷售價格低於成本等原因，使存貨成本高於可變現淨值的，按可變現淨值低於存貨成本部分提取存貨跌價準備。

二零零四年度，本集團確認為成本及費用的存貨成本約為5,124,000,000元(二零零三年：4,365,000,000元)。

(8) 待攤費用

	二零零三年十二月三十一日	成立／購買子公司之影響	本年其他增加	本年攤銷	處置／轉讓子公司之影響	二零零四年十二月三十一日	年末結存原因
保險費	7,826,634	—	16,250,190	(15,632,527)	—	**8,444,297**	尚未攤銷完畢
廣告費	3,426,473	—	19,726,796	(23,143,894)	—	**9,375**	尚未攤銷完畢
房屋租賃費	985,807	—	3,693,985	(3,569,615)	—	**1,110,177**	尚未攤銷完畢
其他	1,884,481	1,090,601	59,335,395	(57,121,310)	(446,338)	**4,742,829**	尚未攤銷完畢
	14,123,395	1,090,601	99,006,366	(99,467,346)	(446,338)	**14,306,678**	

(9) 長期股權投資

	二零零三年十二月三十一日	本年增加	本年減少	二零零四年十二月三十一日
長期股權投資				
未合併子公司*(a)*	1,522,459	800,000	(55,327)	**2,267,132**
聯營企業*(b)*	21,202,259	91,389,913	(23,501,756)	**89,090,416**
股權投資差額*(c)*	(99,419,846)	77,811,269	12,652,715	**(8,955,862)**
其他*(d)*	24,314,650	4,438,229	(3,788,391)	**24,964,488**
	(52,380,478)	174,439,411	(14,692,759)	**107,366,174**
長期股權投資減值準備*(d)*	(11,939,080)	(4,007,138)	—	**(15,946,218)**
	(64,319,558)	170,432,273	(14,692,759)	**91,419,956**

本集團的長期投資不存在變現及收益匯回的重大限制。

五、合併會計報表主要項目註釋(續)

(9) 長期股權投資(續)

(a) 未合併子公司

	佔被投資公司註冊資本比例		投資金額		累計權益變動			賬面餘額	
	二零零三年十二月三十一日	二零零四年十二月三十一日	二零零三年十二月三十一日	二零零四年十二月三十一日	二零零三年十二月三十一日	本年增減額	二零零四年十二月三十一日	二零零三年十二月三十一日	二零零四年十二月三十一日
揚州中丹啤酒物資回收有限公司	—	**16%**	—	**800,000**	—	(76,623)	**(76,623)**	—	**723,377**
徐州沛縣興隆舊瓶回收有限公司	55%	**55%**	600,000	**600,000**	—	—	—	600,000	**600,000**
蓬萊舊瓶回收站	80%	**80%**	517,000	**517,000**	—	—	—	517,000	**517,000**
馬鞍山市鐘山瓶箱回收有限公司	91.25%	**91.25%**	300,000	**300,000**	(194,541)	21,296	**(173,245)**	105,459	**126,755**
滕州天發廢舊瓶回收公司	85.5%	**85.5%**	300,000	**300,000**	—	—	—	300,000	**300,000**
			1,717,000	**2,517,000**	(194,541)	(55,327)	**(249,868)**	1,522,459	**2,267,132**

(b) 聯營企業

	佔被投資公司註冊資本比例		投資金額		累計權益變動			賬面餘額	
	二零零三年十二月三十一日	二零零四年十二月三十一日	二零零三年十二月三十一日	二零零四年十二月三十一日	二零零三年十二月三十一日	本年增減額	二零零四年十二月三十一日	二零零三年十二月三十一日	二零零四年十二月三十一日
青華國際	50%	**50%**	2,077,625	**2,077,625**	—	—	—	2,077,625	**2,077,625**
遼寧沈青	30%	**30%**	600,000	**600,000**	112,157	(16,860)	**95,297**	712,157	**695,297**
朝日飲品	37.52%	**37.52%**	28,000,000	**36,000,000**	(12,249,641)	(4,721,664)	**(16,971,305)**	15,750,359	**19,028,695**
南寧公司	—	**28.5%**	—	**83,657,055**	—	(19,914,153)	**(19,914,153)**	—	**63,742,902**
青啤招商物流	51%	**30%**	—	**1,500,000**	—	133,779	**133,779**	—	**1,633,779**
其他			3,589,188	**1,822,046**	(927,070)	1,017,142	**90,072**	2,662,118	**1,912,118**
			34,266,813	**125,656,726**	(13,064,554)	(23,501,756)	**(36,566,310)**	21,202,259	**89,090,416**

五、合併會計報表主要項目註釋(續)

(9) 長期股權投資(續)

(c) 股權投資差額

	原始金額	攤銷期限	累計攤銷	二零零三年十二月三十一日	本年增加	本年攤銷	二零零四年十二月三十一日
納入合併報表範圍的股權投資差額(合併價差)							
松江公司	(133,483,335)	10年	54,598,361	(92,233,308)	—	13,348,334	**(78,884,974)**
五星公司	(54,539,713)	10年	19,997,894	(39,995,790)	—	5,453,971	**(34,541,819)**
三環公司	49,285,564	10年	(18,071,373)	36,142,747	—	(4,928,556)	**31,214,191**
福州公司	64,192,777	10年	(17,882,041)	52,730,014	—	(6,419,278)	**46,310,736**
興凱湖公司	(29,432,291)	10年	21,857,753	(10,517,767)	—	2,943,229	**(7,574,538)**
平原公司	(13,611,443)	10年	10,029,803	(4,942,784)	—	1,361,144	**(3,581,640)**
天門公司	13,807,262	10年	(13,922,323)	10,930,749	—	(11,045,810)	**(115,061)**
三水公司	(6,070,368)	10年	2,016,445	(4,660,960)	—	607,037	**(4,053,923)**
馬鞍山公司	(6,264,970)	10年	3,729,615	(3,161,852)	—	626,497	**(2,535,355)**
上海公司	(6,738,922)	10年	4,234,404	(3,178,410)	—	673,892	**(2,504,518)**
台州公司	(9,475,249)	10年	5,156,039	(5,266,735)	—	947,525	**(4,319,210)**
甘肅農墾	46,545,278	10年	(993,087)	—	46,545,278	(993,087)	**45,552,191**
漳州公司	15,669,911	10年	(391,748)	—	15,669,911	(391,748)	**15,278,163**
南寧公司	8,745,932	10年	(801,710)	—	8,745,932	(801,710)	**7,944,222**
廈門公司	6,850,148	10年	(342,508)	—	6,850,148	(342,508)	**6,507,640**
其他子公司	(71,625,268)	10年	47,973,301	(35,265,750)	—	11,613,783	**(23,651,967)**
	(126,144,687)		117,188,825	(99,419,846)	77,811,269	12,652,715	**(8,955,862)**

(d) 其他股權投資

被投資公司名稱	投資金額	佔被投資公司註冊資本比例	長期投資減值準備
上海國際名酒發展公司	7,000,000	17.5%	(7,000,000)
天津聯營公司***	4,884,300	60%	(4,884,300)
廣西北海房地產有限公司	3,610,000	—	(3,249,000)
青島瀛瀛俱樂部	3,985,261	25%	—
華夏證券有限公司	1,000,000	0.05%	—
其他	4,484,927	不適用	(812,918)
	24,964,488		(15,946,218)

*** 本集團無權決定或重大影響天津聯營公司的財務和經營決策。

五、合併會計報表主要項目註釋(續)

(10) 固定資產及累計折舊

	房屋及建築物	機器設備	運輸設備	其他設備	合計
原價					
二零零三年十二月三十一日	2,744,816,915	5,260,721,024	403,047,136	230,979,659	8,639,564,734
成立/購買子公司之影響	227,867,179	412,281,964	31,944,843	6,941,790	679,035,776
處置/轉讓子公司之影響	—	(7,973,701)	(21,625,992)	(1,243,199)	(30,842,892)
在建工程轉入	79,655,066	263,485,082	501,600	8,440,592	352,082,340
本年其他增加	77,501,688	94,153,297	37,509,244	55,749,261	264,913,490
本年其他減少	(75,468,318)	(86,214,891)	(63,644,314)	(19,777,386)	(245,104,909)
二零零四年十二月三十一日	**3,054,372,530**	**5,936,452,775**	**387,732,517**	**281,090,717**	**9,659,648,539**
累計折舊					
二零零三年十二月三十一日	702,113,257	2,403,829,471	165,812,788	119,040,734	3,390,796,250
成立/購買子公司之影響	78,152,632	195,423,792	15,209,670	3,499,333	292,285,427
處置/轉讓子公司之影響	—	(539,628)	(2,159,303)	(227,839)	(2,926,770)
本年計提	67,939,313	341,269,293	41,259,185	39,749,148	490,216,939
本年其他減少	(19,929,179)	(61,618,767)	(31,266,085)	(5,822,267)	(118,636,298)
二零零四年十二月三十一日	**828,276,023**	**2,878,364,161**	**188,856,255**	**156,239,109**	**4,051,735,548**
減值準備					
二零零三年十二月三十一日	32,743,534	88,910,842	3,104,074	—	124,758,450
成立/購買子公司之影響	—	768,237	—	—	768,237
本年計提	10,333,715	45,864,140	6,304,326	—	62,502,181
本年轉回	—	(989,334)	(418,449)	—	(1,407,783)
本年其他減少	(26,183,935)	(15,065,141)	(868,910)	—	(42,117,986)
二零零四年十二月三十一日	**16,893,314**	**119,488,744**	**8,121,041**	—	**144,503,099**
淨額					
二零零四年十二月三十一日	**2,209,203,193**	**2,938,599,870**	**190,755,221**	**124,851,608**	**5,463,409,892**
二零零三年十二月三十一日	2,009,960,124	2,767,980,711	234,130,274	111,938,925	5,124,010,034

於二零零四年十二月三十一日,有淨值約為239,430,000元(原值395,513,000元)之房屋、建築物及機器設備作為127,500,000元的短期借款(*附註五、15*)和20,000,000元的長期借款(*附註五、25*)的抵押物。

於二零零四年十二月三十一日,有淨值約310,844,000元的房屋建築物的《房屋所有權證》尚待辦理。經參考法律顧問意見後,本公司董事認為,辦理該等《房屋所有權證》應不存在實質性的法律障礙,因此對本集團的正常營運並不構成重大影響,亦無須計提固定資產減值準備。此外,本集團部份房屋建築物乃坐落於地方政府劃撥土地上,詳情請參閱附註五、12。

五、合併會計報表主要項目註釋(續)

(11) 在建工程

工程名稱	預算數	二零零三年十二月三十一日	成立／購買子公司之影響	本年其他增加	本年轉入固定資產	本年其他減少數	二零零四年十二月三十一日	資金來源	工程投入佔預算的比例
一廠生產線改造	63,900,000	22,948,560	—	29,185,621	(45,249,372)	—	**6,884,809**	自有資金	82%
二廠生產線改造	21,063,000	11,090,743	—	7,707,264	(16,276,702)	—	**2,521,305**	自有資金	89%
四廠生產線改造	2,183,000	639,000	—	1,008,041	(1,647,041)	—	-	自有資金	100%
三廠土地建設***	—	27,322,606	—	—	—	(9,880,959)	**17,441,647**	自有資金	—
麥芽廠生產線改造	58,810,000	5,930,876	—	831,975	(5,530,733)	—	**1,232,118**	自有資金	11%
其他	416,000	415,580	—	—	—	—	**415,580**	自有資金	99%
母公司合計		**68,347,365**	-	**38,732,901**	**(68,703,848)**	**(9,880,959)**	**28,495,459**		
西安公司生產線改造	32,524,000	11,310,105	—	24,490,041	(20,068,551)	(531,607)	**15,199,988**	自有資金	47%
興凱湖公司生產線改造	850,000	394,421	—	152,959	(437,004)	(90,046)	**20,330**	自有資金	54%
榮成公司生產線改造	36,200,000	42,789	—	1,061,337	(1,086,801)	(7,325)	**10,000**	自有資金	3%
黃石公司生產線改造	—	78,164,269	—	17,747,703	(95,911,972)	—	-	銀行借款及自有資金	100%
三水公司生產線改造	31,000,000	465,068	—	3,131,113	(1,606,799)	(383,622)	**1,605,760**	自有資金	10%
滕州公司生產線改造	5,834,000	1,326,233	—	1,663,204	(2,888,990)	—	**100,447**	自有資金	51%
珠海公司生產線改造	44,023,000	28,336,293	—	2,821,357	(31,137,213)	—	**20,437**	自有資金	71%
第五公司生產線改造	14,129,000	5,322,771	—	3,382,397	(4,035,779)	(1,507,458)	**3,161,931**	自有資金	51%
第三公司生產線改造	4,530,530	1,017,387	—	2,109,839	(1,466,343)	(203,600)	**1,457,283**	自有資金	65%
郴州公司生產線改造	—	—	—	18,357	—	(18,357)	-	自有資金	100%
濰坊公司生產線改造	—	88,899	—	736,992	(813,296)	(12,595)	—	自有資金	100%
壽光公司生產線改造	3,711,000	1,019,908	—	2,207,881	(2,171,894)	(63,384)	**992,511**	自有資金	85%
三環公司生產線改造	5,253,000	2,477,784	—	2,117,031	(4,454,689)	—	**140,126**	自有資金	87%
五星公司生產線改造	1,707,000	1,657,656	—	3,677,504	(3,557,623)	(562,109)	**1,215,428**	自有資金	71%
深朝日公司生線改造	6,619,000	55,040	—	2,866,320	(2,396,954)	—	**524,406**	自有資金	44%
廊坊公司生產線改造	—	118,487	—	10,770,146	(10,870,511)	(18,122)	-	自有資金	100%
瀘州公司生產線改造	7,865,000	1,446,336	—	5,730,776	(6,300,086)	—	**877,026**	自有資金	91%
福州公司生產線改造	—	10,473,927	—	2,112,947	(12,586,874)	—	-	自有資金	100%
長沙公司生產線改造	—	—	—	48,185,782	(48,185,782)	—	-	自有資金	100%
松江公司生產線改造	33,300,000	—	—	6,085,784	-	—	**6,085,784**	自有資金	18%
甘肅農墾生產線改造	38,487,000	—	8,901,019	4,085,411	(5,803,363)	(485,651)	**6,697,416**	自有資金	32%
廈門公司生產線改造	6,130,000	676,703	—	6,413,930	(5,490,706)	(1,241,052)	**358,875**	自有資金	95%
菏澤公司生產線改造	—	10,000	—	9,676,537	(9,337,405)	(349,132)	-	自有資金	100%
台州公司生產線改造	6,276,000	280,390	—	5,523,497	(5,704,082)	—	**99,805**	自有資金	92%
其他	69,074,000	1,959,941	1,059,619	5,954,225	(7,065,775)	(376,703)	**1,531,307**	自有資金	12%
子公司合計		146,644,407	9,960,638	172,723,070	(283,378,492)	(5,850,763)	**40,098,860**		
		214,991,772	9,960,638	211,455,971	(352,082,340)	(15,731,722)	**68,594,319**		
其中：借款費用資本化金額		1,815,000	—	—	(1,815,000)	—	-		
土地使用權轉入		—	—	—	—	—	-		
減：在建工程減值準備		—	—	(1,115,133)	—	—	**(1,115,133)**		
		214,991,772					**67,479,186**		

五、合併會計報表主要項目註釋*(續)*

(11) 在建工程*(續)*

*** 該等土地已由青島經濟技術開發區國土資源局收回作重新規劃使用。其中34.6畝土地已被掛牌出讓，另外129.4畝土地將於本公司落實投資建議項目後由相關部門另行調整同等面積土地予本公司。

根據青政辦發[2002]71號文的規定，34.6畝土地出讓金中的80%的所得將返還給本公司。本公司已於二零零四年十二月二十九日收到約2,213萬元的返還款。根據二零零四年六月二十八日本公司與青啤集團及青島啤酒房地產有限公司簽定的《協議部份權益轉讓合同》，本公司將其中的920萬元留歸公司作為補償土地的開發費用，將其餘的約1,293萬元作為支付給青啤集團為本公司辦理上述土地出讓事宜的報酬。

此外，截至本報告批准日止，青島經濟技術開發區國土資源局已批准本公司的選址意見書，待人民政府批准後，即可辦理另外129.4畝土地的轉讓手續。經參考評估報告後，本公司董事認為，該塊將換入的土地價值將不會低於原有土地的賬面價值，辦理該塊土地的使用權證亦不存在實質性的法律障礙，因此無須計提減值準備。

二零零四年度無利息資本化金額(二零零三年：年利息資本化率4.78%)。

(12) 無形資產

	原始金額	二零零三年十二月三十一日	成立/收購子公司之影響	本年其他增加	本年轉出	本年攤銷	累計攤銷額	二零零四年十二月三十一日	剩餘攤銷期限	取得方式
土地使用權	717,237,885	556,985,634	109,312,333	1,502,699	(39,958,512)	(13,742,080)	(103,137,811)	**614,100,074**	40-50年	購入及兼併控股子公司
商標使用權	134,322,382	99,140,864	–	150,672	–	(5,219,914)	(40,250,760)	**94,071,622**	3-30年	股東投入及兼併控股子公司
專有技術	68,368,199	10,246,006	–	–	–	(2,196,240)	(60,318,433)	**8,049,766**	5 5年	少數股東投入
其他	34,603,304	18,763,086	83,445	9,613,815	–	(2,159,125)	(8,302,083)	**26,301,221**	0-9年	購入及兼併控股子公司
	954,531,770	685,135,590	109,395,778	11,267,186	(39,958,512)	(23,317,359)	(212,009,087)	**742,522,683**		

於二零零四年十二月三十一日，約有價值為36,140,000元的土地使用權作為18,000,000元長期借款*(附註五、25)*的抵押物。

於二零零四年十二月三十一日，本集團有攤餘價值約35,072,079元的土地的《國有土地使用證》尚待辦理。經參考法律顧問意見後，本公司董事認為，辦理該等《國有土地使用證》應不存在實質性的法律障礙，因此對本集團的正常營運並不構成重大影響，亦無須計提無形資產減值準備。

此外，於二零零四年十二月三十一日，本集團有部分經營設施所處的土地為若干地方政府劃撥予前經營方的劃撥土地，大部份有關地方政府已承諾辦理該等土地的出讓手續。在該等土地上的房屋建築物淨值合計約21,885,000元。本公司董事認為，上述安排對本集團的正常營運並不構成重大影響，本集團亦無須對該等土地支付額外的土地出讓金。本集團正在辦理將該等劃撥土地轉為出讓土地的手續。

本公司董事認為，於二零零四年十二月三十一日，上述無形資產無重大減值跡象，故未對該等無形資產計提減值準備。

五、合併會計報表主要項目註釋(續)

(13) 長期待攤費用

	原始發生額	累計攤銷額	二零零三年十二月三十一日	成立/收購子公司之影響	本年其他增加	本年攤銷額	二零零四年十二月三十一日	剩餘年限
公司本部廣告費用	3,000,000	(1,075,000)	2,225,000	—	—	(300,000)	**1,925,000**	6.4年
安丘公司大廈使用權	1,570,681	(1,019,726)	733,593	—	—	(182,638)	**550,955**	3年
西安公司綠化費用	2,281,125	(1,359,573)	1,097,924	—	56,008	(232,380)	**921,552**	3-4年
應城公司改造費用	2,000,000	(1,766,702)	633,306	—	—	(400,008)	**233,298**	0.5年
進出口公司場地租賃費	1,977,047	(790,819)	395,960	—	1,185,126	(394,858)	**1,186,228**	3年
其他	2,855,731	(2,227,750)	998,579	288,855	917,373	(1,576,826)	**627,981**	0-5年
	13,684,584	(8,239,570)	6,084,362	288,855	2,158,507	(3,086,710)	**5,445,014**	

(14) 遞延稅款借項

	二零零四年度十二月三十一日	二零零三年度十二月三十一日
固定資產減值準備引致的時間性差異	**1,621,718**	—

於二零零四年十二月三十一日,本集團對集團內各公司計提的固定資產減值準備是否能在未來為本集團抵減以後年度的應納稅所得額進行估計。按稅法規定,當期計提的各項資產減值準備雖然不得在當期稅前列支,但期後可於相關資產的減值損失實現時在稅前列支。同時,這些已減值的資產也可按減值前的金額通過折舊在以後年度抵減應納稅所得額。因此本集團對可於未來期間實現的資產減值準備對所得稅費用的影響,確認為遞延稅款借項。

(15) 短期借款

	二零零四年十二月三十一日	二零零三年十二月三十一日
擔保借款		
— 抵押(a)	**130,000,000**	—
— 保證(b)	**128,000,000**	374,682,525
信用借款	**1,097,191,925**	927,930,465
	1,355,191,925	1,302,612,990

於二零零四年十二月三十一日,擔保借款包括:

(a) 銀行抵押借款130,000,000元(二零零三年:無),由淨值約209,720,000元(原值為346,513,000元)的房屋、建築物和機器設備(附註五、10)及價值為5,000,000元的存貨(附註五、7)作為抵押物。

(b) 銀行借款128,000,000元(二零零三年:374,682,525元),由母公司提供保證。

五、合併會計報表主要項目註釋(續)

(15) 短期借款(續)

二零零四年度短期借款的年利率為2%至6.9%不等(二零零三年：免息至7.62%)。

由於本集團的大部份借款主要為銀行短期借款，故本集團於二零零四年十二月三十一日出現淨流動負債約803,298,000元。

截至本報告批准日，本集團已獲得中國建設銀行給予的約12億元人民幣的借款額度，並獲得現有數家銀行承諾於1億美元借款到期時予以續借，故本公司董事對本集團的短期資金周轉充滿信心。

(16) 應付票據

	二零零四年十二月三十一日	二零零三年十二月三十一日
商業承兑匯票	**123,362,607**	117,585,257
銀行承兑匯票	**319,561,079**	407,864,252
	442,923,686	525,449,509

本集團於本年內的承兑匯票均將於六個月內到期。

(17) 應付賬款

於二零零四年十二月三十一日，應付賬款餘額中無欠持本公司5%(含5%)以上表決權股份的股東款項。

於二零零四年十二月三十一日，賬齡超過3年的應付賬款約17,122,000元(二零零三年十二月三十一日：7,574,953元)主要為未支付之原材料款。由於供應商給予了本集團較長的付款信用期，故該款項尚未結清。

(18) 預收賬款

於二零零四年十二月三十一日，預收賬款餘額中無預收持本公司5%(含5%)以上表決權股份的股東款項。

於二零零四年十二月三十一日，賬齡超過1年的預收賬款為10,322,250元(二零零三年十二月三十一日：5,689,722元)，主要為預收客戶的購貨訂金，鑒於本集團與該等客戶仍保持著合作關係，該款項尚未結清。

(19) 應付股利

於二零零四年十二月三十一日，應付股利的年末餘額為青島華青財務服務有限公司尚未領取的現金股利。

五、合併會計報表主要項目註釋(續)

(20) 應交稅金

	二零零四年十二月三十一日	二零零三年十二月三十一日
應交企業所得稅	**96,619,443**	47,519,934
應交增值稅	**54,370,619**	10,757,817
應交消費稅	**200,238,012**	111,646,338
其他	**27,363,042**	10,805,738
	378,591,116	180,729,827

(21) 其他應交款

	二零零四年十二月三十一日	二零零三年十二月三十一日
教育費附加	**7,688,826**	3,851,403
其他	**1,336,442**	232,205
	9,025,268	4,083,608

(22) 其他應付款

	二零零四年十二月三十一日		二零零三年十二月三十一日	
	金額	比例(%)	金額	比例(%)
1年以內	**737,963,205**	**75.39%**	540,152,655	71.15%
1到2年	**105,796,972**	**10.81%**	71,848,725	9.46%
2到3年	**49,260,155**	**5.03%**	83,200,048	10.96%
3年以上	**85,820,503**	**8.77%**	64,013,686	8.43%
	978,840,835	**100%**	759,215,114	100%

於二零零四年十二月三十一日，其他應付款餘額中無應付持本公司5%(含5%)以上表決權股份的股東款項。

於二零零四年十二月三十一日，賬齡超過3年的其他應付款為85,820,503元(二零零三年十二月三十一日：64,013,686元)，主要為收購子公司時承擔的負債。

五、合併會計報表主要項目註釋(續)

(23) 預提費用

	二零零四年 十二月三十一日	二零零三年 十二月三十一日
廣告及促銷費用	**91,777,586**	17,576,942
運輸費用	**41,556,365**	18,423,591
利息費用	**4,651,417**	11,241,335
修理費用	**9,366,501**	3,638,615
水電費用	**3,633,793**	3,908,260
其他	**26,822,500**	8,062,864
	177,808,162	62,851,607

(24) 預計負債

	二零零四年 十二月三十一日	二零零三年 十二月三十一日
未決訴訟之預提賠償款	**27,000,000**	—

本公司與青島市光明總公司(「光明公司」)之經銷合同糾紛一案，山東省高級人民法院(「省高院」)於二零零四年四月二日做出了一審判決。根據該判決，本公司需返還光明公司貨款及折價款等合計約27,000,000元。本公司對一審判決結果不服，已在法定上訴期內向省高院提出申訴請求。截至本報告批准日止，該上訴程式正在進行中而仍未作出判決，而本公司董事亦未能就有關結果作出估算，故本集團根據一審判決時裁定的賠款金額計提了全額準備並將其計入了二零零四年度損益內。

此外，本公司與青島遠洋祥和工貿有限公司(「祥和公司」)易貨合同糾紛案，省高院於二零零四年四月十九日做出了終審判決。根據該判決，本公司需返還祥和公司貨款及支付折價包裝麻袋款合計約23,784,000元。本公司不服，並就上述判決向省高院提出了申訴請求，但亦於本集團已公報的中期業績中計提了全額的損失準備。二零零五年一月，省高院已就此做出了再審判決，根據該判決，本公司只需返還祥和公司貨款約790,000元及返還有關貨物的包裝麻袋(「賠償款」)。在參考律師意見後，本公司管理層認為祥和公司再進行上訴以推翻該項判決的機會很小，因此沖回了中期所提的訴訟損失準備，並計提了相應的賠償款及有關法律費用。

五、合併會計報表主要項目註釋(續)

(25) 長期借款

	二零零四年 十二月三十一日	二零零三年 十二月三十一日
擔保借款		
一 保證(a)	**19,234,000**	38,454,000
一 抵押(b)	**38,000,000**	—
信用借款	**33,509,962**	76,715,277
	90,743,962	115,169,277
減:一年內到期的長期銀行借款		
一 保證(a)	**(19,234,000)**	(19,220,000)
一 信用	**(5,208,114)**	(42,165,555)
	66,301,848	53,783,722

於二零零四年十二月三十一日,銀行擔保借款包括:

(a) 19,234,000元(二零零三年:38,454,000元)由青啤集團提供保證。該等借款為免息借款,本金將分別於二零零五年九月二十七日及二零零五十一月二十八日償還;

(b) 38,000,000元(二零零三年:無)以本集團淨值約為29,710,000元(原值49,000,000元)的固定資產(附註五、10)及價值約為36,140,000元的土地使用權(附註五、12)作抵押。利息每季度支付一次,本金應於二零零六年三月三十一日償還。

於二零零四年十二月三十一日,長期借款中約49,894,000元(二零零三年:74,254,000元)的借款於對子公司作出債務重組或對子公司進行兼併時取得了免息優惠。

二零零四年度長期借款的年利率為免息至6.9%不等(二零零三年:免息至6.9%)。

五、合併會計報表主要項目註釋（續）

(26) 可轉換公司債券

(a) 債券明細

	面值總額	溢（折）價額	強制轉換日期	可轉股數	二零零四年十二月三十一日
強制性可轉換公司債券第二部分	667,067,543	—	2010年4月1日	134,000,000	**667,067,543**
強制性可轉換公司債券第三部分第一期	270,326,241	—	2010年4月1日	57,109,589	**270,326,241**
強制性可轉換公司債券第三部分第二期	270,326,241	—	2010年4月1日	57,109,589	**270,326,241**
				248,219,178	**1,207,720,025**

(b) 債券利息

債券名稱	二零零三年十二月三十一日累計應付利息	本年應計利息	本年已付利息	二零零四年十二月三十一日累計應付利息
可轉換公司債券	4,513,880	22,520,323	(21,127,018)	**5,907,185**

根據財政部辦公廳財辦會[2003]31號「關於強制性可轉換債券會計處理的複函」，當年度按債券條款應計利息全部計入發生當期的財務費用中*（附註五、34）*。

於二零零二年十月二十一日，本公司與安海斯 — 布希公司(Anheuser — Busch Companies, Inc.)(「A-B公司」)簽訂了一份《戰略投資協議》，協議規定由二零零三年開始，本公司將分三部份向A-B公司以現金代價發行強制性可轉換公司債券，作價共約港幣1,416,195,000元（折合約人民幣1,505,719,000元），並可按照下列時間表轉換為本公司308,219,178股新增H股：

第一部份可轉換公司債券

第一部份債券認購總金額為港幣280,800,000元（折合約人民幣297,999,000元），已於二零零三年四月發行，A-B公司並已於二零零三年七月二日以每股港幣4.68元（折合約人民幣4.96元）的價格轉換成本公司60,000,000股新增H股。第一部份債券為免利息債券。

第二部份可轉換公司債券

第二部份債券認購總金額為港幣627,120,000元（折合約人民幣667,068,000元），已與第一部份債券於二零零三年四月同時發行。A-B公司於二零一零年四月一日前，可以每股港幣4.68元（折合約人民幣4.96元）價格轉換成本公司134,000,000股新增H股。若於該期限內仍未轉股則於期限屆滿後即時自動轉股。第二部份可轉換公司債券的年利率為2%，但A-B公司將在轉股時償還由本公司支付的利息以及相應的預扣稅。

五、合併會計報表主要項目註釋(續)

(26) 可轉換公司債券(續)

(b) 債券利息(續)

第三部份可轉換公司債券

第三部份債券的認購總金額為港幣508,275,000元(折合約人民幣540,652,000元)，已於二零零三年十月及二零零四年三月分期發行，A-B公司於二零一零年四月一日前，可以每股港幣4.45元(折合約人民幣4.72元)價格轉換成本公司114,219,178股新增H股。若於該期限內仍未轉股則於期限屆滿後即時自動轉股。第三部份可轉換公司債券的年利率為2%，但A-B公司將在轉股時償還由本公司支付的利息以及相應的預扣稅。

於二零零五年四月八日，A-B公司向本公司提出將第二部分及第三部分可轉換公司債券約1,135,395,000港元(折合約人民幣1,207,720,000元)全部一次性轉為本公司248,219,178股新增H股的要求。本公司亦已於二零零五年四月十一日的董事會上通過了有關增發股份的決議，並且該等新增股本將參與二零零四年度的股利分配(附註五、30)。

於第一部份、第二部份及第三部份可轉換公司債券轉股後，青島市國有資產監督管理委員會(「青島國資委」)於本公司的持股比例已／將分別由大約40.0%下降至約37.7%、33.5%及30.6%，而A-B公司於本公司的持股比例已／將分別由大約4.5%上升至9.9%、20.0%及27.0%。然而，於第三部份可轉換公司債券轉股後，A-B公司所持有佔本公司全部已發行股份7%的權益，將受制於國資局的利益設置，A-B公司只可享有該等股份帶來的經濟利益，青島市國資委將可就該等股份行使投票表決權。因此，青島市國資委可透過受置人於本公司的A股類別股東大會或H股類別股東大會上行使該等股份隨附的投票權。

五、合併會計報表主要項目註釋(續)

(27) 股本

每股面值人民幣1元

	二零零四年十二月三十一日 股數	二零零四年十二月三十一日 比例(%)	二零零三年十二月三十一日 股數	二零零三年十二月三十一日 比例(%)
尚未流通股:				
發起人				
其中： 國家持有股	**399,820,000**	**37.72%**	399,820,000	37.72%
境內法人持有股	**53,330,000**	**5.03%**	53,330,000	5.03%
尚未流通股份合計	**453,150,000**	**42.75%**	453,150,000	42.75%
已上市流通股：				
境內上市的人民幣普通股	**200,000,000**	**18.87%**	200,000,000	18.87%
境外上市的外資股	**406,850,000**	**38.38%**	406,850,000	38.38%
已上市流通股份合計	**606,850,000**	**57.25%**	606,850,000	57.25%
股份總額	**1,060,000,000**	**100.00%**	1,060,000,000	100.00%

(28) 資本公積

	二零零三年十二月三十一日	本年增加數	二零零四年十二月三十一日
股本溢價	1,771,139,906	—	**1,771,139,906**
接受捐贈非現金資產準備	4,871,808	—	**4,871,808**
資產評估增值準備	6,304,398	8,560	**6,312,958**
股權投資準備	—	1,623,714	**1,623,714**
控股子公司獲豁免支付之欠款	11,743,649	2,357,081	**14,100,730**
其他	4,817,221	640,716	**5,457,937**
	1,798,876,982	4,630,071	**1,803,507,053**

五、合併會計報表主要項目註釋(續)

(29) 盈餘公積

	二零零三年十二月三十一日	本年母公司提取	本年子公司提取	二零零四年十二月三十一日
法定盈餘公積金	218,185,385	27,871,268	30,232,313	**276,288,966**
法定公益金	176,978,672	27,871,268	17,643,962	**222,493,902**
	395,164,057	55,742,536	47,876,275	**498,782,868**

根據《中華人民共和國公司法》、本公司章程及董事會的決議,本公司按年度淨利潤彌補以前年度虧損後的10%提取法定盈餘公積金,當法定盈餘公積金累計額達到股本的50%以上時,可不再提取。法定盈餘公積金經有關部門批准後可用於彌補虧損,或者增加股本。除了用於彌補虧損外,法定盈餘公積金於增加股本後,其餘額不得少於股本的25%。本公司按二零零四年度淨利潤的10%提取法定盈餘公積金27,871,268元(二零零三年:10%等同24,528,060元)。

另外按年度淨利潤彌補以前年度虧損後的10%提取法定公益金,用於員工的集體福利而不用於股東分配;實際使用時,從法定公益金轉入任意盈餘公積。其支出金額於發生時作為本公司的資產或費用核算。本公司按二零零四年度淨利潤的10%提取法定公益金27,871,268元(二零零三年:10%等同24,528,060元)。

本公司的子公司亦根據《中華人民共和國公司法》、公司章程及董事會決議,按二零零四年度淨利潤的一定比例提取了法定盈餘公積金及法定公益金。本公司對該等盈餘公積按照本公司應享有子公司所有者權益的份額予以了計提。

(30) 未分配利潤

	二零零四年度	二零零三年度
年初未分配利潤	**259,760,239**	328,828,477
加: 本年實現的淨利潤	**279,724,219**	253,871,661
減: 提取法定盈餘公積(*附註五、29*)	**(58,103,581)**	(55,530,809)
提取法定公益金(*附註五、29*)	**(45,515,230)**	(47,409,090)
應付普通股股利 — 股東大會已批准的上年度現金股利	**(212,000,000)**	(220,000,000)
年末未分配利潤	**223,865,647**	259,760,239

根據本公司章程,股利分配按中國會計制度編制的法定賬目及香港會計準則編制的報表兩者未分配利潤孰低數額作為分配基礎。

根據二零零四年六月八日股東大會批准,二零零三年度按已發行股份1,060,000,000股計算,按每10股向全體股東派發現金股利2元,共計212,000,000元。

五、合併會計報表主要項目註釋(續)

(30) 未分配利潤(續)

根據二零零五年四月十一日董事會通過的決議，二零零四年度按照A-B公司持有的本公司可轉換債券全部轉股後的本公司最新股本1,308,219,178股計算，按每10股向全體股東派發現金股利1.5元，共計196,232,877元，上述提議尚待股東大會批准，並未反映在二零零四年度的會計報表中。

(31) 分地區主營業務收入及主營業務成本

(a) 按業務分部列示

由於本集團之主要業務為生產及銷售啤酒，而其他業務收入均未佔本集團之主營業務收入的百分之十以上，因此本集團沒有按經營業務的種類進行分類分析。

(b) 按地區分部列示

	二零零四年度		二零零三年度	
	主營業務收入	主營業務成本	主營業收入	主營業務成本
青島地區	**2,662,267,940**	**(1,413,607,235)**	2,161,925,614	(1,183,539,133)
其他山東地區	**1,178,708,042**	**(817,478,689)**	1,105,257,726	(756,629,283)
華北地區	**2,181,978,575**	**(1,450,012,277)**	1,726,558,958	(1,125,265,879)
華南地區	**2,800,387,347**	**(1,691,203,603)**	2,656,251,259	(1,545,166,980)
出口銷售	**308,370,937**	**(166,153,291)**	379,664,451	(237,176,794)
	9,131,712,841	**(5,538,455,095)**	8,029,658,008	(4,847,778,069)
減：各地區分部間抵銷金額	**(511,025,075)**	**511,025,075**	(521,698,950)	521,698,950
	8,620,687,766	**(5,027,430,020)**	7,507,959,058	(4,326,079,119)

於二零零四年度，本集團前五名客戶銷售的收入總額約為612,891,038元，約佔本集團全部銷售收入的7.10%。

(32) 主營業務稅金及附加

	二零零四年度	二零零三年度
消費稅	**797,783,772**	694,287,000
城市維護建設稅	**81,834,163**	68,526,032
其他	**38,113,362**	31,361,135
	917,731,297	794,174,167

五、合併會計報表主要項目註釋(續)

(33) 其他業務利潤

	二零零四年度			二零零三年度		
	其他業務收入	其他業務支出	其他業務利潤	其他業務收入	其他業務支出	其他業務利潤
材料銷售	**57,827,390**	**(63,327,384)**	**(5,499,994)**	6,575,109	(12,638,591)	(6,063,482)
廢料銷售	**19,891,148**	**(6,101,831)**	**13,789,317**	15,708,096	(4,871,690)	10,836,406
其他	**49,636,822**	**(27,311,562)**	**22,325,260**	34,551,098	(21,915,717)	12,635,381
	127,355,360	**(96,740,777)**	**30,614,583**	56,834,303	(39,425,998)	17,408,305

(34) 財務費用

	二零零四年度	二零零三年度
利息支出	**(70,064,509)**	(112,987,408)
減:利息收入	**20,801,674**	13,567,047
減:遠期外匯套期交易收益***	**9,170,795**	—
加:匯兑損失	**(2,960,112)**	(9,230,286)
其他	**(5,672,456)**	2,846,619
	(48,724,608)	(105,804,028)

*** 為了減輕美元短期借款的匯率風險,本公司與銀行簽定了購買美元的遠期外匯合同。截至二零零四年十二月三十一日止,本公司與銀行簽定的尚未交割的美元遠期外匯合同累計金額為70,400,000美元,該等遠期外匯合同預期形成的損益將計入交易發生當期的損益中。

(35) 投資收益

	二零零四年度	二零零三年度
債權投資收益	**97,978**	1,135,489
年末按權益法調整的被投資公司所有者權益淨減少額	**(23,557,083)**	(7,250,733)
以成本法核算的被投資公司宣告發放的股利	**88,800**	—
股權投資差額攤銷	**12,652,715**	23,134,381
委託貸款減值準備	**(22,306,375)**	—
長期投資減值準備	**(4,007,138)**	—
股權投資轉讓損失	**(3,114,380)**	—
其他	**(1,888,051)**	(3,117,041)
	(42,033,534)	13,902,096

五、合併會計報表主要項目註釋(續)

(36) 補貼收入

本集團於二零零四年度及以前年度進行的某些收購活動中，與有關地方政府達成協議，使部份控股子公司均能享有一定程度的地方財政優惠政策。這些優惠主要為參考控股子公司繳納的各項税金而給予的財政獎勵。

根據本公司董事的分析，現時尚無任何理由相信各控股子公司在期後不能繼續享有該等財政補貼優惠。

(37) 營業外收入及營業外支出

	二零零四年度	二零零三年度
營業外收入		
處置固定資產淨收益	**10,637,353**	6,006,098
罰款收入	**2,257,827**	1,552,178
其他	**10,104,491**	8,032,432
	22,999,671	15,590,708
營業外支出		
固定資產減值準備	**61,094,398**	46,302,576
在建工程減值準備	**1,115,133**	-
處置固定資產淨損失	**16,286,025**	18,651,377
因未決訴訟而形成的潛在損失(附註五、24)	**27,000,000**	-
賠償金及違約金	**3,285,790**	2,381,878
其他	**10,699,843**	8,352,587
	119,481,189	75,688,418

(38) 支付的其他與經營活動有關的現金

	二零零四年度
廣告費用	**545,284,548**
營業費用	**526,736,420**
運輸費用	**338,896,658**
管理費用	**167,055,208**
其他	**320,956,057**
	1,898,928,891

五、合併會計報表主要項目註釋(續)

(39) 購買的子公司

如附註四(1)(a)所述,(1)於二零零四年五月及六月,本公司向甘肅農墾注資而持有甘肅農墾55.06%的直接及間接股權,本次收購生效日為二零零四年七月一日,該生效日按相關的風險和報酬實際已轉移給本公司,且相關的利潤很可能流入本公司時予以確定;(2)於二零零四年八月,本公司向青啤集團收購了其擁有的漳州公司90%的股權,本次收購生效日為二零零四年十月一日,該生效日按相關的風險和報酬實際已轉移給本公司,且相關的利潤很可能流入本公司時予以確定;(3)於二零零四年十二月,本公司根據與青啤集團簽訂的委託經營管理協議之補充協議,自二零零四年十二月三十一日起將揚州公司納入本公司的合併報表範圍。於合併報表之日,甘肅農墾、漳州公司及揚州公司的資產、負債及與收購相關的現金流量情況列示如下:

	甘肅農墾	漳州公司	揚州公司	合計
流動資產	124,587,262	31,878,065	38,065,184	194,530,511
固定資產	252,084,466	64,522,626	79,335,658	395,942,750
無形資產	88,274,123	13,265,763	7,855,892	109,395,778
其他長期資產	797,499	500,000	1,573,377	2,870,876
流動負債	(383,591,495)	(98,294,681)	(160,182,590)	(642,068,766)
長期負債	(48,618,009)	—	—	(48,618,009)
少數股東權益	3,243	—	—	3,243
淨資產/(負債)	33,537,089	11,871,773	(33,352,479)	12,056,383
減:少數股東權益/(負債)	(15,071,567)	(1,187,178)	26,681,983	10,423,238
本公司享有的淨資產/(負債)	18,465,522	10,684,595	(6,670,496)	22,479,621
減:本公司已承擔淨負債	—	—	6,670,496	6,670,496
加:股權投資差額	46,545,278	15,669,911	—	62,215,189
收購款合計	65,010,800	26,354,506	—	91,365,306
減:收購時的貨幣資金餘額	(71,295,178)	(11,081,162)	(9,458,314)	(91,834,654)
收購現金淨支出/(收入)	(6,284,378)	15,273,344	(9,458,314)	(469,348)

五、合併會計報表主要項目註釋(續)

(39) 購買的子公司(續)

甘肅農墾及漳州公司自收購生效日至二零零四年十二月三十一日止期間的簡明利潤表列示如下:

	甘肅農墾	漳州公司	合計
主營業務收入	108,262,333	8,271,131	116,533,464
主營業務成本及稅金和附加	(83,636,585)	(6,981,987)	(90,618,572)
主營業務利潤	24,625,748	1,289,144	25,914,892
(虧損)/利潤總額	(9,837,788)	2,983,681	(6,854,107)
減:所得稅費用	(140,144)	—	(140,144)
淨(虧損)/利潤	(9,977,932)	2,983,681	(6,994,251)

六、母公司會計報表主要項目註釋

(1) 應收賬款

	二零零四年十二月三十一日	二零零三年十二月三十一日
應收賬款	**236,135,131**	233,783,195
減:壞賬準備	**(70,997,236)**	(54,990,322)
	165,137,895	178,792,873

應收賬款賬齡及相應的壞賬準備分析如下:

	二零零四年十二月三十一日			二零零三年十二月三十一日		
賬齡	**金額**	**比例(%)**	**壞賬準備**	金額	比例(%)	壞賬準備
1年以內	**144,606,899**	**61.24%**	**(3,690,559)**	134,130,873	57.37%	(1,400,839)
1到2年	**11,160,990**	**4.73%**	**(2,239,503)**	29,827,429	12.76%	(6,378,960)
2到3年	**23,284,017**	**9.86%**	**(22,983,949)**	18,646,014	7.98%	(11,010,959)
3年以上	**57,083,225**	**24.17%**	**(42,083,225)**	51,178,879	21.89%	(36,199,564)
	236,135,131	**100.00%**	**(70,997,236)**	233,783,195	100.00%	(54,990,322)

於二零零四年十二月三十一日,應收賬款餘額中無應收持本公司5%(含5%)以上表決權股份的股東欠款。

於二零零四年十二月三十一日,應收賬款前五名債務人的欠款金額合計為167,937,000元,佔應收賬款總額的71.12%。

六、母公司會計報表主要項目註釋(續)

(2) 其他應收款

	二零零四年十二月三十一日	二零零三年十二月三十一日
其他應收款	**237,711,276**	341,157,362
減：壞賬準備	**(49,817,737)**	(90,848,471)
	187,893,539	250,308,891

其他應收款賬齡及相應的壞賬準備分析如下：

	二零零四年十二月三十一日			二零零三年十二月三十一日		
賬齡	**金額**	**比例(%)**	**壞賬準備**	金額	比例(%)	壞賬準備
1年以內	**37,751,555**	**15.88%**	**(1,110,435)**	60,351,112	17.69%	(31,092)
1到2年	**27,067,369**	**11.39%**	**(194,209)**	230,907,783	67.68%	(57,462,156)
2到3年	**142,322,559**	**59.87%**	**(18,976,272)**	25,276,388	7.41%	(8,907,428)
3年以上	**30,569,793**	**12.86%**	**(29,536,821)**	24,622,079	7.22%	(24,447,795)
	237,711,276	**100.00%**	**(49,817,737)**	341,157,362	100.00%	(90,848,471)

於二零零四年十二月三十一日，其他應收款餘額中無應收持本公司5%(含5%)以上表決權股份的股東欠款。

於二零零四年十二月三十一日，其他應收款前五名債務人的欠款金額合計為145,905,000元，佔其他應收款總額的61.38%。

六、母公司會計報表主要項目註釋(續)

(3) 長期股權投資

	二零零三年十二月三十一日	本年增加	本年減少	二零零四年十二月三十一日
長期股權投資				
子公司	1,687,466,851	211,066,973	(20,526,256)	**1,878,007,568**
聯營企業	5,449,854	1,616,919	(750,000)	**6,316,773**
股權投資差額	(78,447,024)	59,382,166	4,922,676	**(14,142,182)**
其他	17,969,562	—	(678,198)	**17,291,364**
	1,632,439,243	272,066,058	(17,031,778)	**1,887,473,523**
長期投資減值準備	(7,877,162)	(4,007,138)	—	**(11,884,300)**
	1,624,562,081	268,058,920	(17,031,778)	**1,875,589,223**

於二零零四年十二月三十一日，本公司長短期股權投資總額佔淨資產的比例為52%。

(4) 主營業務收入及主營業務成本

	二零零四年度		二零零三年度	
	主營業務收入	主營業務成本	主營業收入	主營業務成本
啤酒銷售	**2,865,011,634**	**(1,600,495,475)**	2,501,961,708	(1,479,021,551)

於二零零四年度，本公司前五名客戶銷售的收入總額約為396,491,000元，約佔本公司全部銷售收入的13.84%。

(5) 投資收益

	二零零四年度	二零零三年度
委託貸款收益	**21,709,925**	—
其他債權投資收益	**97,978**	1,135,489
年末按權益法調整的被投資公司權益的淨增加額	**31,186,019**	138,049,184
股權投資差額攤銷	**4,922,676**	16,363,211
股權投資轉讓收益	**3,113,629**	2,910,248
委託貸款減值準備***	**(49,497,961)**	(133,689,187)
長期投資減值準備	**(4,007,138)**	—
	7,525,128	24,768,945

*** 由於本公司投資的部份子公司已資不抵債，因此，本公司對該等子公司的委託貸款計提了相應的減值準備。除安丘公司因發生大額虧損而處於停產狀態，本公司對其的委託貸款計提了全額的減值準備外，本公司對其餘子公司委託貸款減值準備的計提額以該等公司的淨負債額為限。

七、關聯方關係及其交易

(1) 存在控制關係的關聯方

本公司第一大股東原為青島市國有資產管理辦公室，二零零四年九月青島市人民政府組建青島市國資委，授權青島市國資委代表國家履行出資人職責並因此持有本公司國有股權。

本公司子公司情況詳見附註四。

(2) 存在控制關係的關聯方的註冊資本及其變化

企業名稱	二零零三年十二月三十一日	本年增加	本年減少	二零零四年十二月三十一日
彭城銷售	—	5,000,000	—	**5,000,000**
長沙公司	—	68,000,000	—	**68,000,000**
甘肅農墾	113,940,000	60,480,800	—	**174,420,800**
廊坊公司	10,000,000	10,000,000	—	**20,000,000**
廈門公司	10,000,000	80,000,000	—	**90,000,000**

除上述子公司的註冊資本變動外，與本公司存在控制關係的其他子公司的註冊資本於二零零四年度內無變動，詳見附註四。

(3) 存在控制關係的關聯方所持股份或權益及其變化

企業名稱	二零零三年十二月三十一日 金額	%	本年增加 金額	%	本年減少 金額	%	二零零四年十二月三十一日 金額	%
彭城銷售	—	—	4,190,000	83.8%	—	—	**4,190,000**	**83.8%**
長沙公司	—	—	66,980,000	98.5%	—	—	**66,980,000**	**98.5%**
漳州公司	—	—	34,992,000	90%	—	—	**34,992,000**	**90%**
甘肅農墾	—	—	96,036,092	55.06%	—	—	**96,036,092**	**55.06%**
廊坊公司	9,500,000	95%	9,500,000	—	(4,540,000)	(22.7%)	**14,460,000**	**72.3%**
瀘州公司	61,110,500	55%	44,444,000	40%	—	—	**105,554,500**	**95%**
廈門公司	10,000,000	100%	80,000,000	—	—	—	**90,000,000**	**100%**
台州公司	9,500,000	95%	—	—	(475,000)	(4.75%)	**9,025,000**	**90.25%**
招商局物流	1,020,000	51%	480,000	(21%)	—	—	**1,500,000**	**30%**
青啤寶雞	832,700	83.27%	—	—	—	(76.34%)	**832,700**	**6.93%**

除本公司所持上述子公司的股份或權益變動外，與本公司存在控制關係的其他子公司的股份或權益於二零零四年度內無變動，詳見附註四。

七、關聯方關係及其交易(續)

(4) 不存在控制關係的關聯方的性質

關聯企業名稱	與本公司的關係
青島啤酒集團有限公司(「青啤集團」)	部份相同董事及相同主要股東
青島啤酒實業有限公司	部份相同董事及相同主要股東
青島啤酒房地產有限公司	部份相同董事及相同主要股東
青島啤酒工程有限公司	部份相同董事及相同主要股東
青島啤酒廣告傳播有限公司	部份相同董事及相同主要股東
青島啤酒物資經營有限公司	部份相同董事及相同主要股東
青島啤酒物業管理有限公司	部份相同董事及相同主要股東
西安漢斯啤酒飲料總廠	控股子公司少數股東
江蘇沛縣國有資產經營公司	控股子公司少數股東
山東濰坊藍仔啤酒有限公司	控股子公司少數股東
四川火炬化工廠有限公司	控股子公司少數股東
北京雙合盛五星三環股份有限公司	控股子公司少數股東
北京雙合盛五星啤酒集團公司	控股子公司少數股東
珠海市斗門皇妹企業集團公司	控股子公司少數股東
遼寧鞍山市輕工國有資產經營有限公司	控股子公司少數股東
中國鐵道建築總公司鐵路運輸處	控股子公司少數股東
青島飲品有限公司	與控股子公司部分董事相同
A-B公司	主要投資者
青島啤酒(廣州)總經銷有限公司	聯營公司
北京青島啤酒銷售有限責任公司	聯營公司
遼寧沈青青島啤酒營銷有限公司(「遼寧沈青」)	聯營公司
青華國際貿易發展有限公司(「青華國際」)	聯營公司
南寧青島啤酒有限公司(「南寧公司」)	聯營公司
青島啤酒朝日飲品有限公司(「朝日飲品」)	聯營公司
青島啤酒招商物流有限公司(「青啤招商物流」)	聯營公司

七、關聯方關係及其交易(續)

(5) 關聯交易

(a) 定價政策

本集團銷售予關聯方的產品及從關聯方採購之貨物以市場價格作為定價基礎。

(b) 採購貨物

關聯方名稱	二零零四年度	二零零三年度
南寧公司	**170,817,614**	257,249,002
青華國際	**106,174,564**	33,303,875
青島啤酒物資經營有限公司	**12,176,544**	34,150,167
青島啤酒實業有限公司	**4,291,904**	29,049,278
山東濰坊藍仔啤酒有限公司	**67,914**	320,082
青島啤酒工程有限公司	**107,415**	187,292
	293,635,955	354,259,696

(c) 銷售貨物

關聯方名稱	二零零四年度	二零零三年度
遼寧沈青	**128,383,318**	79,765,665
青島飲品有限公司	**96,697,497**	93,084,945
南寧公司	**10,564,091**	8,074,221
青華國際	**5,641,885**	4,842,567
青島啤酒實業有限公司	**775,185**	—
	242,061,976	185,767,398

(d) 為本集團提供設備安裝工程服務

	二零零四年度	二零零三年度
青島啤酒工程有限公司	**2,940,451**	70,000

(e) 為本集團辦理土地轉讓服務

	二零零四年度	二零零三年度
青啤集團(*附註五、11*)	**12,929,248**	—

七、關聯方關係及其交易(續)

(5) 關聯交易(續)

(f) 為本集團銀行借款提供擔保

	二零零四年度	二零零三年度
青啤集團	**19,234,000**	38,454,000

(g) 為本集團債權人提供擔保

	二零零四年度	二零零三年度
青啤集團***	**50,892,810**	68,108,142

*** 於二零零二年三月，青啤集團為世紀新科與青島啤酒(廣州)總經銷有限公司共同承擔的應付本公司欠款的還款計畫提供了約105,000,000元的擔保。截至二零零四年十二月三十一日止，該應收款未償還金額(扣除有關準備後)約為50,893,000元，詳情見附註五、4(b)。

(h) 股權轉讓予本集團

	二零零四年度	二零零三年度
青啤集團(*附註四(1)(a)(iv)*)	**26,355,000**	—

(i) 委託經營

二零零三年一月，本公司與青啤集團就揚州公司委託經營簽訂了委託經營管理協議，青啤集團就其在揚州公司中所對應的股東權利和義務全部委託本公司行使及承擔。於二零零四年十二月三十一日，本公司與青啤集團就上述委託經營管理協議簽訂了補充協議，詳情見附註四(1)(a)(v)。

(6) 關聯方應收、應付款項餘額

(a) 應收賬款及長期應收款

	二零零四年十二月三十一日	二零零三年十二月三十一日
青島啤酒(廣州)總經銷有限公司(*附註五、4(b)*)	**72,560,810**	86,860,810
北京青島啤酒銷售有限責任公司	**11,245,784**	11,245,784
青島飲品有限公司	**16,192,094**	14,212,405
南寧公司	**5,590,047**	3,844,839
青島啤酒實業有限公司	**1,466,911**	1,553,781
青華國際	**1,242,731**	—
	108,298,377	117,717,619

七、關聯方關係及其交易(續)

(6) 關聯方應收、應付款項餘額(續)

(b) 預付賬款

	二零零四年十二月三十一日	二零零三年十二月三十一日
南寧公司	**86,067,801**	34,471,657
青島啤酒工程有限公司	**–**	1,189,240
	86,067,801	35,660,897

(c) 其他應收款

	二零零四年十二月三十一日	二零零三年十二月三十一日
南寧公司	**20,000,000**	20,515,200
青島啤酒房地產有限公司	**–**	10,000,000
珠海市斗門皇妹企業集團公司	**9,996,279**	5,000,000
西安漢斯啤酒飲料總廠	**5,306,385**	126,479
青島啤酒物資經營有限公司	**2,938,525**	2,938,525
青島啤酒廣告傳播有限公司	**–**	3,037,775
青啤集團	**–**	2,936,756
四川火炬化工廠有限公司	**–**	2,204,706
遼寧鞍山市輕工國有資產經營有限公司	**963,433**	877,186
青島啤酒工程有限公司	**12,258**	248,154
青島啤酒實業有限公司	**152,061**	208,373
	39,368,941	48,093,154

七、關聯方關係及其交易(續)

(6) 關聯方應收、應付款項餘額(續)

(d) 應付賬款

	二零零四年十二月三十一日	二零零三年十二月三十一日
北京雙合盛五星啤酒集團公司	—	13,966,225
青島啤酒物資經營有限公司	—	2,136,104
青島啤酒實業有限公司	**97,146**	528,410
四川火炬化工廠有限公司	—	370,730
青島啤酒工程有限公司	**306,182**	280,892
青島啤酒廣告傳播有限公司	—	26,664
山東濰坊藍仔啤酒有限公司	**56,414**	82,788
朝日飲品	—	12,672
南寧公司	**547,014**	—
	1,006,756	17,404,485

(e) 預收賬款

	二零零四年十二月三十一日	二零零三年十二月三十一日
遼寧沈青	**1,270,761**	3,073,220
南寧公司	**183,885**	—
	1,454,646	3,073,220

(f) 其他應付款及長期應付款

	二零零四年十二月三十一日	二零零三年十二月三十一日
A-B公司 *(i)*	**124,150,500**	124,047,480
北京雙合盛五星三環股份有限公司	**23,702,843**	50,944,166
青啤集團 *(附註五、11)*	**13,084,566**	25,099,396
青島啤酒工程有限公司	**549,949**	52,608
江蘇沛縣國有資產經營公司	**341,187**	441,187
朝日飲品	—	136,618
	161,829,045	200,721,455

七、關聯方關係及其交易(續)

(6) 關聯方應收、應付款項餘額(續)

(f) 其他應付款及長期應付款(續)

除以下(i)所述的借款外，本集團與本公司所有關聯企業的往來賬款均無擔保及無固定還款期，亦無須計提利息。

(i) 於二零零三年十月，香港公司與A-B公司簽定一份借款協議。根據該協議，A-B公司借款美金15,000,000元(約人民幣124,150,000元)(「借款」)予香港公司。該借款的年利率為1%、無抵押、還款期為五年。本公司已為該借款之償還作擔保。

八、或有事項

根據國務院及青島市政府於一九九八年頒佈有關住房制度改革的政策，取消了原有福利性實物分房政策，以住房分配貨幣化補貼形式補償合資格的職工的住房福利。於二零零四年十二月三十一日，本集團及本公司仍未完成該等計畫的制訂，而本集團及本公司亦未向職工宣佈任何有住房分配貨幣化補貼的計畫。經諮詢律師意見後，董事會認為本集團及本公司無需亦未就該等住房分配貨幣化補貼支付任何費用或無可靠依據要求本集團及本公司為此作出準備。

九、承諾事項

資本性承諾事項

以下為於資產負債表日，已簽約而尚不必在會計報表上確認的資本支出承諾：

	二零零四年十二月三十一日	二零零三年十二月三十一日
建築工程	**58,076,702**	33,301,000

經營租賃承諾事項

根據已簽訂的不可撤銷的經營性租賃合同，未來最低應支付租金匯總如下：

	二零零四年十二月三十一日	二零零三年十二月三十一日
一年以內	**2,490,469**	—

對外投資承諾事項

	二零零四年十二月三十一日	二零零三年十二月三十一日
投資及收購企業*(i)*	**221,350,000**	9,950,000

(i) 對外投資承諾主要為本公司之控股子公司華南投資收購南寧公司45%股權之款項，詳情請參閱附註四(4)(ii)。

十、資產負債表日後事項

(a) 根據A-B公司於二零零五年四月八日向本公司提出的將第二部分及第三部分可轉換公司債券約1,135,395,000港元(折合約人民幣1,207,720,000元)全部一次性轉為本公司248,219,178股新增H股的要求，本公司於二零零五年四月十一日的董事會上通過了有關增發股份的決議。

(b) 二零零五年一月，華南投資受讓泰聯釀造持有的南寧公司45%股份的股權轉讓事項已經國家商務部審批，並於二零零五年二月辦理完畢工商變更登記手續。該項股權轉讓完成後，本公司對南寧公司之權益由30%增加到75%。

十一、扣除非經常性損益後的淨利潤

	二零零四年度	二零零三年度
淨利潤	**279,724,219**	253,871,661
加(減)：非經常性損益項目		
一 處置固定資產產生的損失淨額	**5,648,672**	12,645,279
一 處置長期股權投資產生的損失淨額	**3,114,380**	—
一 政府補貼	**(75,586,211)**	(62,885,064)
一 營業外收入(不包括處置固定資產收益)	**(12,362,318)**	(9,584,610)
一 營業外支出(不包括處置固定資產損失)	**40,985,633**	10,734,465
一 以前年度已計提各項減值準備的轉回	**(1,521,832)**	—
	240,002,543	204,781,731
非經常性損益的所得稅影響數	**28,601,263**	16,199,677
扣除非經常性損益後的淨利潤	**268,603,806**	220,981,408

十二、重分類

比較期間會計報表的部分項目已按本年度會計報表的披露方式進行了重分類。

公司資料
COMPANY INFORMATION

1. 中文名稱：青島啤酒股份有限公司

2. 法定代表人：李桂榮

3. 董事會秘書：袁璐
   證券事務代表：張瑞祥
   聯繫地址：青島市香港中路
   五四廣場青啤大廈
   1720室
   董事會秘書室

   郵遞區號：266071
   電話： 86-532-5713831
   傳真： 86-532-5713240
   電子信箱：secretary@tsingtao.com.cn

4. 註冊地址：山東省青島市登州路56號
   公司網址：www.tsingtao.com.cn
   電子信箱：info@tsingtao.com.cn

5. 公司股票上市交易所：

   A股：上海證券交易所
   股票簡稱：青島啤酒
   代碼：600600
   H股：香港聯合交易所
   股票簡稱：青島啤酒
   代碼：0168

1. English Name: TSINGTAO BREWERY COMPANY LIMITED

2. Authorised Representative: Li Gui Rong

3. Secretary to the Board: Yuan Lu
   Representative for Securities Affairs: Zhang Rui Xiang
   Address: Office of the Board Secretary
   Room 1720
   Tsingtao Beer Tower
   May Fourth Square
   Hongkong Zhong Road, Qingdao
   Postal Code: 266071
   Telephone No: 86-532-5713831
   Fax: 86-532-5713240
   E-mail: secretary@tsingtao.com.cn

4. Registered Address: 56 Dengzhou Road, Qingdao, Shandong
   Company Website: www.tsingtao.com.cn
   E-mail: info@tsingtao.com.cn

5. Stock Exchanges on which the Company's shares are listed:
   A share: Shanghai Stock Exchange
   Stock Name: 青島啤酒
   Stock Code: 600600
   H share: The Stock Exchange of Hong Kong
   Stock Name: TSINGTAO BREW
   Stock Code: 0168

6. 未上市股票託管機構：
中國證券登記結算有限責任公司上海分公司

7. 會計師事務所：
   (1) 羅兵咸永道會計師事務所，地址為香港中環太子大廈22樓
   (2) 普華永道中天會計師事務所有限公司，地址為上海市湖濱路202號普華永道中心11樓

8. 法律顧問：
   (1) 孖士打律師行，地址為香港中環遮打道十號太子大廈十六至十九樓
   (2) 北京市海問律師事務所，地址為北京市朝陽區東三環北路2號北京南銀大廈1711室

6. Custodian of unlisted shares:
China Securities Depository and Clearing Corporation Limited, Shanghai Branch

7. Auditors
   (1) PricewaterhouseCoopers at 22/F Prince's Building, Central, Hong Kong
   (2) PricewaterhouseCoopers Zhongtian Certified Public Accountants Limited Company at 11/F PricewaterhouseCoopers Center, 202 Hu Bin Road, Shanghai

8. Legal advisers:
   (1) Johnson Stokes & Master at 16th to 19th Floors, Prince's Building, 10 Chater Road, Central, Hong Kong
   (2) Haiwen & Partners at Unit 1711, Beijing Silver Tower, No. 2, Dong San Huan North Road, Chaoyang District, Beijing



TSINGTAO

青島啤酒

2004 ANNUAL REPORT

年度報告

青島啤酒股份有限公司

TSINGTAO BREWERY CO., LTD.